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02042561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sato Engineering

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3768 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/12/02

82-3768

TATA

TATA ENGINEERING



57th Annual Report 2001-2002

57th Annual Report
2001-2002

AUTO EXPO 2002



प्रधान मंत्री
Prime Minister

MESSAGE

I am happy to learn that TELCO is unveiling the Sedan version of the 'Indica' car at the Auto Expo exhibition in New Delhi on January 16, 2002.

As an engineering company, TELCO has been at the forefront of innovation, diligence and enterprise. It is satisfying that the car is a fruit of Indian engineering endeavour. The nation is proud of TELCO's achievement in producing an indigenously designed car in the mid-size segment.

On this occasion I extend my warm greetings to all the members of TELCO team. I also convey my best wishes for the success of the car not only in the highly competitive Indian market but also beyond.

(A.B. Vajpayee)

New Delhi
January 14, 2002

Shri. Vijay Goel, Hon'ble Minister of State from the Prime Minister's Office, with Chairman Ratan Tata at the unveiling of the Tata Sedan





The Tata Sedan



Heavy Duty Multi-Axle Tipper

Contents

Accounts of the Subsidiary Companies

Annual General Meeting on Friday, July 26, 2002 at Birla Matushri Sabhagar at 3.30 p.m.

Fifty-seventh annual report 2001 - 02

Tata Engineering and Locomotive Company Limited

Board of Directors :

Ratan N Tata *(Chairman)*
N A Soonawala
J J Irani
J K Setna
V R Mehta
R Gopalakrishnan
N N Wadia
Helmut Petri
S A Naik
Ravi Kant *(Executive Director)*
P P Kadle *(Executive Director)*
V Sumantran *(Executive Director)*
P K M Fietzek *(Alternate Director to Mr Helmut Petri)*

Company Secretary :

H K Sethna

Registered Office :

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.
Tel: 91-22-2049131
Fax: 91-22-2045474

Share Registrars :

Tata Share Registry Limited,
Army & Navy Building,
148, Mahatma Gandhi Road,
Mumbai 400 001.
Tel: 91-22-2873831
Fax: 91-22-2844160

Solicitors :

Mulla & Mulla and
Craigie, Blunt & Caroe

Auditors :

A F Ferguson & Co.
S B Billimoria & Co.

Works :

Jamshedpur
Pune
Lucknow
Dharwad

Bankers :

State Bank of India
Central Bank of India
Bank of India
Bank of Baroda
Standard Chartered Bank
Bank of Maharashtra
The Hongkong & Shanghai Banking Corporation Ltd.
Union Bank of India
Citbank N. A.
Bank of Nova Scotia
Deutsche Bank
Bank of America
Corporation Bank
HDFC Bank Limited

Summarised Balance Sheet

(Rupees Crores)

WHAT THE COMPANY OWNED	As at March 31, 2002	As at March 31, 2001
1. NET FIXED ASSETS	3478.34	3823.60
2. INVESTMENTS	1189.92	1387.18
3. DEFERRED TAX ASSETS (NET)	95.00	—
4. NET CURRENT ASSETS	9.52	150.00
5. MISCELLANEOUS EXPENDITURE	—	891.88
6. TOTAL ASSETS (NET)	4772.78	6252.66
WHAT THE COMPANY OWED		
1. LOANS	2307.72	2998.88
2. NET WORTH	2465.06	3253.78
Represented by :		
Share Capital .. Rs. 319.82 Crores (Previous Year Rs. 255.90 Crores)		
Reserves .... Rs. 2145.24 Crores (Previous Year Rs. 2997.88 Crores)		
3. TOTAL FUNDS EMPLOYED	4772.78	6252.66

Summarised Profit and Loss Account

(Rupees Crores)

	2001-02	2000-01
1. INCOME		
SALE OF PRODUCTS AND OTHER INCOME	8918.06	8164.22
2. EXPENDITURE		
RAW MATERIALS, STORES AND OTHER EXPENSES	7463.07	7058.20
SALARIES, WAGES ETC	691.64	608.15
AMORTISATION OF DEFERRED REVENUE EXPENSES	89.83	137.36
DEPRECIATION	354.68	347.37
INTEREST	382.23	443.58
TOTAL EXPENDITURE	8981.45	8594.66
(LOSS) BEFORE EXTRAORDINARY ITEMS	(63.39)	(430.44)
PROVISION FOR CONTINGENCIES	(20.00)	—
POWER COST RELATING TO PREVIOUS YEARS	—	(48.99)
EMPLOYEE SEPARATION COST	(25.82)	(16.71)
ADJUSTMENT ON SALE OF UNDERTAKING	—	(4.20)
3. (LOSS) BEFORE TAX	(109.21)	(500.34)
4. TAX FOR THE YEAR (I) CURRENT	—	—
(II) DEFERRED	55.48	—
5. (LOSS) AFTER TAX	(53.73)	(500.34)
6. TRANSFER FROM GENERAL RESERVE	53.73	353.65
7. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK	—	11.20
8. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR	—	135.49
AMOUNT AVAILABLE FOR APPROPRIATIONS/BALANCE CARRIED TO BALANCE SHEET	—	—

NOTICE

NOTICE IS HEREBY GIVEN THAT THE FIFTY-SEVENTH ANNUAL GENERAL MEETING OF TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED will be held on Friday, July 26, 2002 at 3.30 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

1. To receive and adopt the Directors' Report and Audited Profit and Loss Account for the year ended March 31, 2002 and the Balance Sheet as at that date.

2. To appoint a Director in place of Mr R Gopalakrishnan, who retires by rotation and is eligible for re-appointment.

3. To appoint a Director in place of Mr N N Wadia, who retires by rotation and is eligible for re-appointment.

4. To appoint a Director in place of Mr P P Kadle, who has been appointed an Additional Director of the Company by the Board of Directors with effect from October 31, 2001 pursuant to Article 132 of the Articles of Association of the Company and who, under Section 260 of the Companies Act, 1956, holds office up to the date of the forthcoming Annual General Meeting but who is eligible for appointment and in respect of whom the Company has received a notice in writing from a shareholder proposing his candidature for the office of Director under the provisions of Section 257 of the Act.

5. To appoint a Director in place of Dr V Sumantran, who has been appointed an Additional Director of the Company by the Board of Directors with effect from November 12, 2001 pursuant to Article 132 of the Articles of Association of the Company and who, under Section 260 of the Companies Act, 1956, holds office up to the date of the forthcoming Annual General Meeting but who is eligible for appointment and in respect of whom the Company has received a notice in writing from a shareholder proposing his candidature for the office of Director under the provisions of Section 257 of the Act.

6. To appoint Auditors and fix their remuneration.

7. **Voluntary delisting of the Company's Ordinary Shares from Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Hyderabad, Indore, Kanpur, and Pune.**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

   "RESOLVED that in supersession of the Resolution No.10 passed at the Annual General Meeting held on August 2, 1999 and subject to the provisions of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter) and subject to such approvals, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to, by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this Resolution), consent is hereby accorded to the Board to delist the Company's Ordinary Shares from all or any of the stock exchanges viz. The Stock Exchange, Ahmedabad, at Ahmedabad, Bangalore Stock Exchange Limited, at Bangalore, Madras Stock Exchange Limited, at Chennai, The Cochin Stock Exchange Limited, at Cochin, Hyderabad Stock Exchange Limited, at Hyderabad, Madhya Pradesh Stock Exchange, at Indore, The Uttar Pradesh Stock Exchange Association Limited, at Kanpur and The Pune Stock Exchange Limited, at Pune."

NOTES:

(a) The relative Explanatory Statements pursuant to Section 173 of the Companies Act, 1956, in respect of the business under items 4,5, & 7 set out above are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and transfer books of the Company will be closed from Monday, July 8, 2002 to Friday, July 26, 2002, both days inclusive for the purpose of annual book closure.

(d) As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978, the Company has transferred all unclaimed dividends declared for and up to the financial year ended March 31, 1995 to the Central Government - General Revenue Account. In case of unclaimed dividends from 1978 onwards upto 1994–95, Members can approach the Registrar of Companies at the following address alongwith their claim in Form No. II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 :-

Office of the Registrar of Companies
CGO Complex, 'A' Wing, 2nd floor
Next to Reserve Bank of India
CBD - Belapur, Navi Mumbai
Maharashtra 400 614
☎ 757 6802

As per the provisions of Section 205A read with 205C of the Companies Act, 1956, the Company is required to transfer the dividends declared for the financial year ended March 31, 1996 and onwards which remain unpaid or unclaimed for a period of 7 years to the Investor Education and Protection Fund set up by the Central Government. *It may be noted that no claims will lie against the Company or the Investor Education and Protection Fund in respect of the said unclaimed dividend amount transferred to the Fund.* Members who have not claimed their dividends for the financial year ended March 31, 1996 and onwards are requested to lodge their claim with the Company's Registrar and Transfer Agents – Tata Share Registry Limited at the address mentioned in the Annual Report.

(e) As per the provisions of the Companies Act, 1956, facility for making nominations is available for Members, debenture holders and fixed deposit holders in respect of the shares, debentures and deposits held by them. Nomination Forms can be obtained from the Company's Registrars and Transfer Agents.

(f) As an austerity measure, copies of the Annual Report will not be distributed at the Annual General Meeting. Members are requested to bring their copies to the meeting.

By Order of the Board of Directors

PRAVEEN P KADLE
EXECUTIVE DIRECTOR

Mumbai, June 5, 2002.

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.

EXPLANATORY STATEMENTS

The following Explanatory Statements, pursuant to Section 173 of the Companies Act, 1956, (the Act) set out all material facts relating to the business mentioned at Item Nos.4,5, and 7 of the accompanying Notice dated June 5, 2002.

2. Item Nos. 4 & 5 : The Board of Directors at their meeting held on October 31, 2001 appointed Mr P P Kadle and Dr V Sumantran as Additional Directors with effect from October 31, 2001 and November 12, 2001 respectively, pursuant to Article 132 of the Articles of Association of the Company. Under Section 260 of the Act, Mr Kadle and Dr Sumantran will cease to hold office at this Annual General Meeting and are eligible for appointment.

3. Mr P P Kadle was the Senior Vice President (Finance & Corporate Affairs) and has been with the Company since 1996. Mr Kadle is an Honours Graduate in Commerce & Accountancy from the Bombay University and is a member of the Institute of Chartered Accountants of India, Institute of Cost and Works Accountants of India and Institute of Company Secretaries of India. Mr Kadle has wide exposure in the fields of Finance and Corporate Affairs.

4. Dr V Sumantran, a non-resident Indian, has been with General Motors, United States for over 15 years, holding senior level positions in the Engineering/Product Development areas. Most recently he was on an assignment with SAAB Automobile, Sweden as Director, Advanced Engineering. He is also currently the Chairman of the Engineering Meetings Boards of the Society of Automotive Engineers International.

5. The Members had, at the Extraordinary General Meeting of the Company held on March 27, 2002, approved of the appointment of Mr P P Kadle and Dr V Sumantran as Executive Directors for a period of 5 years with effect from October 31, 2001 and November 12, 2001 respectively. Notices under Section 257 of the Act, have been received from the Members signifying their intention to propose Mr Kadle's and Dr Sumantran's appointments as Directors of the Company. The Board considers it desirable that the Company continue to avail of the services of Mr Kadle and Dr Sumantran as Directors and commends the Resolutions for acceptance by the Members.

6. Mr Kadle and Dr Sumantran are concerned or interested in Item Nos.4 and 5 of the Notice respectively.

7. Item No.7 : Presently the Company's securities are listed on the following 13 Stock Exchanges in India :-

    (i) The Stock Exchange, Mumbai (BSE)
    (ii) The National Stock Exchange of India Limited (NSE)
    (iii) The Stock Exchange, Ahmedabad
    (iv) Bangalore Stock Exchange Limited
    (v) Madras Stock Exchange Limited
    (vi) The Cochin Stock Exchange Limited
    (vii) The Delhi Stock Exchange Association Limited
    (viii) Hyderabad Stock Exchange Limited
    (ix) Madhya Pradesh Stock Exchange
    (x) The Uttar Pradesh Stock Exchange Association Limited
    (xi) The Calcutta Stock Exchange Association Limited
    (xii) The Ludhiana Stock Exchange Association Limited
    (xiii) Pune Stock Exchange Limited

8. With the wide and extensive networking of centres of the BSE and NSE, the investors have access to online dealings in the Company's securities across the country. Moreover, the Company's Ordinary Shares are one of the scrips which Securities and Exchange Board of India (hereinafter referred to as "SEBI") has specified for settlement only in demat form by all investors, effective April 5, 1999.

9. The Stock Exchanges in India with the permission of SEBI are now free to fix the listing fees unilaterally and the listing fees charged by some of the stock exchanges are high. The trading volumes of the Company's securities on the stock exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Hyderabad, Indore, Kanpur and Pune (hereinafter referred to as "the said 8 Stock Exchanges") are on the decline. From the information received from the Stock Exchanges on trading volumes, it is observed that out of the combined trading volumes on the 13 Stock Exchanges, combined volumes on the said 8 Stock Exchanges constitute only about 3.16% and 0.01% for the financial years 2000-01 and 2001-02 respectively. In sharp contrast, the listing fees paid to the said 8 Stock Exchanges constitute about 56% and 51% of the total listing fees paid to the 13 Stock Exchanges for the financial years 2000-01 and 2001-02 respectively. The annual recurring listing fees paid to the said 8 Stock Exchanges, do not now offer corresponding benefits to the Company/its investors in the changed scenario of the said available network of the BSE and NSE and the continued listing on the said 8 Stock Exchanges is not justified. On the recommendations of the Investors' Grievance Committee, the Board of Directors, at their meeting held on June 5, 2002 have, therefore, decided to apply for the voluntary delisting of the Company's Ordinary Shares from the said 8 Stock Exchanges. The annual listing fees paid to the said 8 Stock Exchanges aggregate Rs. 18.71 lacs for the financial year 2001-02 and the proposed voluntary delisting would further contribute to the cost reduction initiative taken across various functional areas of the Company.

10. The proposed voluntary delisting of the Company's Ordinary Shares from the said 8 Stock Exchanges will not adversely affect any investors including the Members located in the regions where the said 8 Stock Exchanges are situated. Pursuant to the guidelines issued by SEBI on voluntary delisting by companies of their securities from the stock exchanges, it is now proposed to seek the Members' approval by way of a Special Resolution for voluntary delisting the Company's Ordinary Shares from the said 8 Stock Exchanges as set out in the Resolution at Item No.7.

11. Whilst the Company had, at the Annual General Meeting held on August 2, 1999, taken the Members' approval for voluntary delisting of the Company's securities from Stock Exchanges at Cochin, Hyderabad, Indore, Kanpur and Ludhiana and had also applied to the above Stock Exchanges for voluntary delisting, in view of the Company's recent Rights Issue of Convertible and Non-convertible Debentures with warrants attached, which securities have been listed on all the 13 stock exchanges, Members' approval is being sought for voluntary delisting of the Company's Ordinary Shares from the said 8 Stock Exchanges.

12. Considering that the said rights warrants are exercisable during the period June 6, 2003 to September 30, 2004 and that the Debenture holders/Company can exercise a put/call option on December 6, 2003, the said warrants and the said Non-convertible Debentures would continue to be listed on the 13 stock exchanges.

13. The proposed delisting is in the interest of the Company and the Board commends the Resolution for acceptance by the Members. None of the Directors of the Company is concerned or interested in the Resolution at Item No.7.

By Order of the Board of Directors
PRAVEEN P KADLE
EXECUTIVE DIRECTOR

Mumbai, June 5, 2002.

Registered Office:
Bombay House, 24, Homi Mody Street,
Mumbai - 400 001

Information on Directors retiring by rotation seeking re-appointment and Additional Directors seeking appointment at this Annual General Meeting

Name	*Mr R Gopalakrishnan*	*Mr N N Wadia*	*Mr P P Kadle*	*Dr V Sumantran*
Date of Birth & Age	December 25, 1945 – 56 years	February 15, 1944 – 58 years	January 21, 1957 – 45 years	September 27, 1958 – 43 years
Appointed on	December 22, 1998	December 22, 1998	October 31, 2001	November 12, 2001
Qualifications	B.Tech in electronics from IIT Kharagpur, Advanced Management Programme, Harvard Business School	Educated in UK	B.Com. (Hons.), A.C.A., Grad.C.W.A., A.C.S	B. Tech. in Aerospace Engg. from IIT, Chennai, Ph. D in Aerospace Engineering from Virginia Tech. (USA) and a Master's degree of Management of Technology from Renssalaer Polytechnic Institute.
Expertise in specific functional areas	Mr R Gopalakrishnan is the Executive Director of Tata Sons Limited and a member of the Group Executive Office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining the Tatas in August 1998, Mr Gopalakrishnan was the Vice Chairman of Hindustan Lever Limited. Mr Gopalakrishnan together with the Chairman has the responsibility of overseeing the operations of the Company. (Total Experience – 35 years)	Mr Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group which includes the Bombay Burmah Trading Corporation Limited, Britannia Industries Limited, National Peroxide Limited and Citurgia Biochemicals Limited. He is also on the Boards of various Tata Companies besides being a Chairman/Member of several industry associations. He is the Chairman/Trustee of various charitable institutions and non-profit organisations. (Total Experience – 40 years)	Mr Kadle has wide experience with well known Indian companies in the fields of Management, Accountancy, Law, Finance and Treasury. Prior to joining the Company as Vice - President (Finance), Mr Kadle was with Tata IBM Ltd. as the Chief Financial Officer. (Total Experience – 22 years)	Dr Sumantran has wide experience in product research, development and engineering. Prior to joining the Company, he was with General Motors, USA for 15 years, which included his assignment with SAAB Automobile, Sweden as Director, Advanced Engineering. He is also currently the Chairman of the Engineering Meetings Boards of the Society of Automotive Engineers International. (Total Experience - 17 years)
Directorships held in other Public companies (excluding foreign companies)	Birla-Tata AT&T Ltd. Castrol India Ltd. ICI India Ltd. Rallis India Ltd. Sheba Properties Ltd. Tata AutoComp Systems Ltd. Tata Chemicals Ltd. Tata Honeywell Ltd. Tata Internet Services Ltd. Tata Sons Ltd. Tata Technologies Ltd. Tata Teleservices Ltd. The Tata Power Co. Ltd.	Atul Products Ltd. Britannia Industries Ltd. Citurgia Biochemicals Ltd. Gherzi Eastern Ltd. National Peroxide Ltd. Nowrosjee Wadia & Sons Ltd. Tata Chemicals Ltd. The Tata Iron & Steel Co. Ltd. The Bombay Burmah Trading Corp. Ltd. The Bombay Dyeing & Mfg. Co. Ltd. Wadia BSN India Ltd.	Tata Technologies Ltd. Tata Cummins Ltd. Tata Holset Ltd. Concorde Motors Ltd. Telco Dadajee Dhackjee Ltd. Telco Construction Equipment Co. Ltd. HV Axles Ltd. Sheba Properties Ltd. Minicar (India) Ltd. Tata Services Ltd.	NIL
Memberships/ Chairmanships of committees across public companies	*Audit Committee :* Tata Chemicals Ltd. ICI India Ltd. Castrol India Ltd. Sheba Properties Ltd. *Remuneration Committee :* Tata Chemicals Ltd. The Tata Power Co. Ltd. ICI India Ltd. Castrol India Ltd. – Chairman Tata Teleservices Ltd. *Investors' Grievance Committee :* Tata Engineering and Locomotive Co. Ltd.	*Remuneration Committee :* Tata Engineering and Locomotive Co. Ltd. – Chairman The Bombay Dyeing & Mfg. Co. Ltd. Britannia Industries Ltd.	*Audit Committee :* Tata Technologies Ltd. Tata Cummins Ltd. – Chairman Tata Holset Ltd. – Chairman Telco Construction Equipment Co. Ltd. Concorde Motors Ltd. HV Axles Ltd. Sheba Properties Ltd. *Remuneration Committee :* Tata Technologies Ltd. *Investors' Grievance Committee:* Tata Engineering and Locomotive Co. Ltd.	NIL

HIGHLIGHTS

	2001-02 Rupees Crores	2000-01 Rupees Crores
Sales and Other Income	8918.06	8164.22
Profit Before Amortisation, Depreciation, Interest, Extraordinary / Exceptional items and Taxes	763.35	497.87
Depreciation	354.68	347.37
(Loss) Before tax	(109.21)	(500.34)
Provision for Taxation - Deferred Tax Credit	55.48	—
(Loss) After Tax	(53.73)	(500.34)
Shareholders' Funds (Net Worth)	2465.06	3253.78
Debt/Equity Ratio	0.94:1	0.92:1
Number of Shareholders	241425	246882

FUNDS FLOW - LAST FIVE YEARS

(Rupees Crores)

Sources of Funds	2001-02	2000-01	1999-00	1998-99	1997-98
1 Funds generated from operations					
A. (Loss) / Profit after tax (Net of prior year adjustments)	(53.73)	(500.34)	71.20	97.46	294.66
B. Depreciation	354.68	347.37	342.61	281.32	259.24
C Deferred tax credit	(55.48)	—	—	—	—
Total (Loss)/Profit	245.47	(152.97)	413.81	378.78	553.90
2 Proceeds from Right Convertible Debentures converted into Ordinary Shares and premium thereon and Warrant/GDR	415.51	—	—	—	0.03
3. Borrowings (Net of repayments)	—	—	—	136.49	771.57
4. Reduction in Working Capital	140.48	636.31	610.13	846.72	162.73
5 Investments sold (Net of purchases and adjustment for diminution)	166.01	—	—	—	—
	967.47	483.34	1023.94	1361.99	1488.23
Application of Funds					
1 Capital Expenditure (Net)	207.03	186.82	281.45	874.89	1029.91
2 Repayment of Borrowings (Net of additional borrowings)	691.16	5.38	440.97	—	—
3 Investments made (Net of Sale)	—	186.44	171.36	192.28	112.12
4 Dividends (including tax thereon)	—	—	78.03	85.20	154.84
5 Deferred Revenue Expenditure (Net)*	69.28	104.70	52.13	209.62	191.36
	967.47	483.34	1023.94	1361.99	1488.23

* Includes rights issue expenses and premium on redemption on debentures

Chairman's Statement

Dear Shareholder,

Armed conflicts between nation states, major acts of international terrorism, and recessionary trends in several countries, leading to economic collapse in some, have made this an exceptionally difficult year for the world at large. On the business front also, the world has watched in astonishment as the fortunes of once-haloed corporations changed dramatically either due to major changes in the business environment or as a result of misgovernance or greed.

The global automobile industry continued to be highly volatile. The wave of acquisitions and mergers which have taken place over the past few years have not yet been digested, and several of the new mega-corporations seem to be in difficulty. On the other hand, some of the robust stand-alone automakers have registered growth and increased profits. Passenger car and light truck sales world-wide have shown no growth over the previous year. Sales of medium and heavy commercial vehicles world-wide have declined, and particularly in the United States this sector has faced a devastating drop in demand, with sales being over 20% lower than the previous year and over 30% lower than two years earlier.

In India, the automobile sector witnessed a year of stagnant sales overall, with some swings in individual segments. Passenger car sales saw practically no growth overall, but did witness increases and declines in sales of different products. Commercial vehicle sales again showed a 3% decline overall-but much less than the decline of 15% in the previous year. Within this segment, while there was a decline of 12%, in light vehicles, the demand for medium and heavy vehicles, which account for 2/3rd of the commercial vehicle market, increased by 2%. It would therefore appear that the contraction in demand of 38% in commercial vehicles over the past 4 years may have bottomed out.

In this year of market stagnation, Tata Engineering successfully executed the first phase of its turnaround plan through improvements in several operating areas making it a much more efficient company. It improved its Operating Profit margin from 5% to over 8%, through cost reduction, manpower rationalization, better cash management and improved volumes. It improved its market share in Medium and Heavy trucks and the Indica ended the year as the largest selling car in its segment. The Indica project operated at a cash breakeven level from the middle of the year. These achievements contributed to the Company's profitable fourth quarter (the first after 7 quarters) and the reduction of its loss for the year by 90% over the previous year. The credit for this operational and financial turn-around goes to all the employees at various company locations, who worked as a team to improve the Company's position. This undoubtedly called for a changed mindset, the recognition of the need for a truly "seamless" organization and, most importantly, individual commitment to a common objective. Continued effort in this direction will re-establish the Company's profitability in the next year.

Looking Ahead

Although the demand recession continued through the year and although the signs of an economic recovery are not yet evident, the following positive factors could usher in a period of economic growth in India:

- **The strong growth in agricultural output of 8% during the year.** There has been a proven direct correlation between agricultural growth and GDP. In turn, there is a direct correlation between GDP growth and commercial vehicle sales. It would therefore be reasonable to assume that, in the absence of some major international or domestic disturbance, there will be a robust growth in GDP which in turn will positively influence fresh investment and consumer demand.

- **The significant investment in the infrastructure sector by the Government** - in particular on the much-talked about National Highway Development Project. Over Rs. 3,800 crores has been spent in the past two years and around Rs. 20,000 crores is expected to be spent over the next two years on Phase I of this project in four-laning 6,000 km of the Golden Quadrilateral, and further expenditure has been planned on 7,000 km of the North-South and East-West corridors and other road development projects.

  Phase I of this project alone is expected to generate around 200 million man-days of employment and create an incremental demand for about 10 million tonnes of cement and 1 million tonnes of steel, in addition to large requirements of road-building related equipment. The money pumped into the economy through wages, construction contracts, material and capital equipment purchases should provide a boost to consumer spending, which would re-vitalise a wide spectrum of business sectors. More importantly, when complete, such a roadway network will bring a paradigm change in the physical connectivity throughout India - enabling the free and expeditious movement of goods from production sources to the marketplace and dramatically increase the efficiency and viability of the overall road transport sector. This will most probably also re-orient the demand pattern for commercial vehicles towards heavier multi-axle vehicles and tractor-trailors.

The challenges for our country in the years ahead will be to make Indian products and services globally competitive and to gain a presence for them in the international marketplace. Indian Brands will need to be promoted internationally, and indigenous product development will need to be encouraged. Towards these objectives, it is essential that all inputs like power, industrial feedstock, capital and world-class infrastructure be available to industry at globally competitive prices. Industry in turn will need to restructure itself, wherever necessary, to reduce costs and to establish economies of scale. The need for this will be particularly felt in the case of products of mass consumption where Indian products will compete with very inexpensive products from countries like China.

For Tata Engineering, the next few years will be exciting but will also present considerable challenges. The initiatives undertaken in the year to improve operating margins must be continued and indeed intensified.

In the commercial vehicles segment, the new vehicles being developed today will totally up-grade the Company's product range. However, to protect existing marketshares, they would need to differentiate themselves in terms of their competitiveness in price and performance. Further, the Company would need to succeed in its initiatives to re-orient itself to serve and support the customer, in terms of sales and service as also business solutions. There would also need to be a greater commitment to building an international presence for the Company's brand and products in selected international markets.

In the area of passenger cars, there is a growing view that specialized stand-alone auto manufacturers will have a place in the industry. It should be our endeavour to develop our Company to become a meaningful player in selected markets in the years to come. The Indica has been successful in capturing a leading position in its segment in India and efforts are under way to market the Indica and its forthcoming variants in selected European markets, as well as in Iran and Latin America. Therefore, in the near term, the Indica and its variants should enable the Company to achieve a sustainable profitable level of operations while establishing its brand overseas for the future. Tata Engineering's greatest advantage is the low cost of product development. It will need to leverage this advantage in developing products efficiently and competitively. At the same time, it must be recognized that the necessary investments to continue to develop and renew a range of products would be uneconomical, given the limited size of the Indian market. Therefore, the challenge will be to explore a creative and meaningful relationship which would synergise our Company's advantages with the market size and access of an international associate.

This would also call for an imaginative and long term government policy for the auto industry. A nation's auto industry should holistically encompass skills to develop products and technologies, manufacturing and assembling of products, and ownership and promotion of brands. The auto industry in India today is predominantly an extension of U.S., European, Japanese and Korean manufacturers, with all product development and engineering activities as well as brand ownership residing outside of India. Many of the new entrants have only located varying levels of assembly operations in India. While the new Auto Policy rightly encourages Foreign Direct Investment, it would, in addition, need to support and encourage Indian brands, which have also established high-skilled engineering and product development capabilities in India.

Tata Engineering, over the years, has enjoyed the excitement of breaking new ground and giving the Indian market new products. The environment today is very different from the protected market of earlier years. It is highly competitive and open to world's manufacturers of commercial vehicles and passenger cars. The spirit of our people, their ingenuity - given the right exposure and facilities - should enable the Company, with a measured determination, to continue to be an exciting company and play a meaningful long-term role in the automobile industry.

In ending, our thanks go out to all of you, our shareholders, for the faith and confidence you reposed in us last year - our most difficult year - which gave everyone the encouragement and vigour to significantly improve the Company's performance during the year.

Ratan N. Tata

Mumbai, June 24, 2002. Chairman

FINANCIAL STATISTICS

	CAPITAL ACCOUNTS (Rs. in lakhs)						REVENUE ACCOUNTS (Rs. in lakhs)						RATIOS		
Year	Capital	Reserves and Surplus	Borrowings	Gross Block	Depreciation	Net Block	Turnover	Depriciation	Profit Before Taxes	Taxes	Profit After Taxes	Dividend	PAT to Sales	Earnings Per Share* (Rs.)	Net Worth Per Share* (Rs.)
1945-46	100	1	—	31	2	29	12	2	1	0	1	0	8.3%	0.07	10
1946-47	198	1	—	74	12	62	17	9	1	1	0	0	0.0%	0.05	10
1947-48	200	4	—	106	18	88	10	7	3	0	3	0	30.0%	0.13	10
1948-49	200	5	23	155	23	127	133	11	1	0	1	0	0.8%	0.05	10
1949-50	200	11	94	233	44	189	167	15	11	5	6	0	3.6%	0.03	10
1950-51	350	17	150	397	70	327	188	28	10	4	6	0	3.2%	0.18	10
1951-52	450	20	221	563	131	432	253	65	2	0	2	0	0.8%	0.08	11
1952-53	500	24	330	647	215	432	342	84	4	0	4	0	1.2%	0.13	11
1953-54	500	27	412	731	270	461	321	97	3	0	3	0	0.9%	0.11	11
1954-55	627	27	481	792	303	489	445	35	0	0	0	0	0.0%	0.00	11
1955-56	658	120	812	1010	407	603	1198	105	125	32	93	59	7.8%	1.32	12
1956-57	700	149	1382	1352	474	878	2145	70	116	27	89	44	4.1%	1.64	13
1957-58	700	117	1551	1675	668	1007	2694	129	99	6	93	52	3.5%	1.72	12
1958-59	1000	206	1245	2050	780	1270	2645	113	155	13	142	56	5.4%	1.68	12
1959-60	1000	282	1014	2201	940	1261	2825	161	222	93	129	108	4.6%	1.50	13
1960-61	1000	367	1263	2593	1118	1475	3735	180	313	122	191	126	5.1%	2.26	14
1961-62	1000	432	1471	2954	1336	1618	4164	220	378	188	190	124	4.6%	2.28	15
1962-63	1000	450	1758	3281	1550	1731	4364	223	327	185	142	124	3.3%	1.68	15
1963-64	1198	630	2470	3920	1802	2118	5151	260	404	200	204	144	4.0%	1.97	16
1964-65	1297	787	3275	4789	2144	2645	6613	345	479	208	271	157	4.1%	2.39	17
1965-66	1640	995	3541	5432	2540	2892	7938	398	477	189	288	191	3.6%	2.20	18
1966-67	1845	1027	4299	6841	3039	3802	9065	505	620	192	428	235	4.7%	2.80	17
1967-68	1845	1121	5350	7697	3608	4089	9499	572	395	66	329	235	3.5%	2.10	18
1968-69	1845	1295	5856	8584	4236	4348	10590	630	582	173	409	235	3.9%	2.66	19
1969-70	1845	1333	6543	9242	4886	4356	9935	662	274	0	274	221	2.8%	1.72	19
1970-71	1845	1516	6048	10060	5620	4440	13624	749	673	270	403	251	3.0%	2.49	20
1971-72	1949	2020	6019	10931	6487	4444	15849	758	885	379	506	273	3.2%	3.04	23
1972-73	1949	2194	5324	12227	7491	4736	15653	820	832	360	472	266	3.0%	2.87	24
1973-74	1949	2394	6434	13497	8471	5026	16290	902	1007	450	557	180	3.4%	3.43	26
1974-75	1949	2827	9196	15838	9593	6245	22510	1134	677	136	541	266	2.4%	3.32	28
1975-76	2013	3691	9399	18642	10625	8017	27003	1054	855	91	764	276	2.8%	4.60	33
1976-77	2328	3833	11816	20709	11685	9024	28250	1145	1056	0	1056	323	3.7%	5.38	30
1977-78	2118	4721	11986	22430	12723	9707	28105	1101	1044	0	1044	313	3.7%	5.37	35
1978-79	3151	5106	11033	24900	13895	11005	37486	1200	1514	0	1514	467	4.0%	5.36	27
1979-80	3151	6263	17739	28405	15099	13306	44827	1300	1762	0	1762	605	3.9%	5.96	31
1980-81	3151	8095	15773	33055	16496	16559	60965	1616	2437	0	2437	605	4.0%	8.27	38
1981-82	4320	10275	25476	38819	18244	20575	79244	1993	4188	0	4188	839	5.3%	10.18	35$
1982-83	4226	12458	23361	43191	20219	22972	86522	2187	3481	460	3021	827	3.5%	7.34	40
1983-84	5421	14103	25473	46838	23078	23760	85624	2923	2163	235	1928	923	2.3%	3.61	37@
1984-85	5442	15188	30226	52819	26826	25993	93353	3895	2703	390	2313	1241	2.5%	4.32	39
1985-86	5452	16551	44651	61943	29030	32913	102597	3399	1832	215	1617	1243	1.6%	3.00	41
1986-87	5452	15886	53476	68352	30914	37438	119689	2157	293	0	293	552	0.2%	0.51	40
1987-88	6431	17491	44406	75712	34620	41092	140255	3822	3205	510	2695	1356	1.9%	4.25	38@
1988-89	10501	30740	32396	83455	38460	44995	167642	4315	8513	1510	7003	2444	4.2%	6.74	40@
1989-90	10444	37870	48883	91488	43070	48418	196910	4891	14829	4575	10254	3126	5.2%	9.87	47
1990-91	10387	47921	48323	100894	48219	52675	259599	5426	23455	9250	14205	4154	5.5%	13.69	56
1991-92	11765	61863	105168	123100	54609	68491	317965	6475	20884	7800	13084	4389	4.1%	12.45	67@
1992-93	12510	64207	144145	153612	61710	91902	309156	7456	3030	26	3004	3642	1.0%	2.47	63
1993-94	12867	70745	141320	177824	70285	107539	374786	9410	10195	20	10175	5020	2.7%	7.91	65
1994-95	13694	128338	115569	217084	81595	135489	568312	11967	45141	13246	31895	8068	5.6%	23.29	104
1995-96	24182	217400	128097	294239	96980	197259	790967	16444	76072	23070	53002	14300	6.7%	21.92	100
1996-97	25588	339169	253717	385116	117009	268107	1012843	20924	100046	23810	76236	22067	7.5%	29.79	143
1997-98	25588	349930	330874	487073	141899	345174	736279	25924	32880	3414	29466	15484	4.0%	11.52	147
1998-99	25590	350505	344523	569865	165334	404531	659395	28132	10716	970	9746	8520	1.5%	3.81	147
1999-00	25590	349822	300426	581233	182818	398415	896114	34261	7520	400	7120	7803	0.8%	2.78	147
2000-01	25590	299788	299888	591427	209067	382360	816422	34737	(50034)	0	(50034)	0	—	(18.45)	127
2001-02	31982	214524	230772	591006	243172	347834	891806	35468	(10921)	(5548)	(5373)	0	—	(1.98)	77@

Notes :

@ On increased capital base due to conversion of Bonds/Convertible Debentures into shares.

$ On increased capital base due to issue of Bonus Shares. Net Worth excludes ordinary dividends.

* Equivalent to a face value of Rs. 10/- per share.

Directors' Report

TO THE MEMBERS OF
TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

The Directors present their Fifty-seventh Annual Report and the Audited Statement of Accounts for the year ended March 31, 2002.

2 FINANCIAL RESULTS

		2001-02 (Rs. in Crores)	2000-01 (Rs. in Crores)
(i)	Net Sales/Income from operations	8894.80	8077.81
(ii)	Total Expenditure	8154.71	7666.35
(iii)	Operating Profit	740.09	411.46
(iv)	Other Income	23.26	86.41
(v)	Profit before Interest, Depreciation & Amortisation	763.35	497.87
(vi)	Interest		
	(a) Gross Interest	434.55	511.14
	(b) Adjustment/Transfer to Capital Account	(52.32)	(67.56)
	(c) Net Interest	382.23	443.58
(vii)	Cash Profit	381.12	54.29
(viii)	Amortisation of Deferred Revenue Expenditure	89.83	137.36
(ix)	Depreciation	354.68	347.37
(x)	Loss for the year before extra-ordinary/ exceptional items	(63.39)	(430.44)
(xi)	Extra-ordinary/Exceptional items	(45.82)	(69.90)
(xii)	Loss Before Tax	(109.21)	(500.34)
(xiii)	Deferred Tax Credit	55.48	—
(xiv)	Loss after Tax	(53.73)	(500.34)
(xv)	Transfer from General Reserve	53.73	353.65
(xvi)	Investment Allowance (utilized) Reserve written back	—	11.20
(xvii)	Balance brought forward from Previous Year	—	135.49
(xviii)	Amount Available for Appropriations	—	—

DIVIDEND

3 In view of the loss for the year, the Directors have not recommended a dividend.

OPERATIONS

4 The results for the year 2001-02 represent a major step in the turnaround strategy of the Company. The revenues for the year improved by 9% to Rs.8918 crores, as compared to Rs.8164 crores in 2000-01. The Company continued its aggressive thrust in several areas such as cost reduction of Rs. 332 crores and prudent fiscal management. These measures, together with the volume and market share growth in many of its product segments enabled the Company to improve its Operating Profit to Rs.740 crores, an increase of 80% over Rs. 411 crores in 2000-01. Operating margins improved to 8.3% in 2001-02 from 5.1% in 2000-01. As a result, the loss after tax came down significantly to Rs.54 crores against the loss of Rs. 500 crores in 2000-01.

5 The performance of the Company was in the backdrop of a sluggish year for the Indian economy and unfavourable business sentiments. The demand and supply factors of the economy both suffered during the year. Industrial growth, which continued to be plagued by over-capacity and lack of fresh investment, ended the year at 3.3%. Likewise, the Index of Industrial Production growth of 2.7%, was the lowest in the last ten years. Simultaneously, the global demand recession coupled with the events of

Growth of Index of Industrial Production


Percentage
7
6
5
4
3
2
1
0
98 99 00 01 02
Year ending March

September 11, 2001 and its aftermath, adversely affected overall export performance, which declined by 1.3% against a growth of 20.8% in the previous year.

6 Viewed against these factors the Company ended the year on a positive note, with the results for the January-March 2002 quarter reporting a profit after tax of Rs.161.68 crores after seven consecutive quarters of losses.

COMMERCIAL VEHICLE BUSINESS UNIT

7 The industry sales of Commercial Vehicles (CV) continued to decline in 2001-02, but the decline of 3% during the year was much lower than the decline of 15% in 2000-01. The Company improved its overall share of the CV market to 62.5% (62.1% in 2000-01).

8 The industry sales of Medium and Heavy Commercial Vehicles (M/HCVs) recovered with a marginal growth of 2.3%, compared to a decline of 23% in the previous year. However, the Company's sales of M/HCVs significantly outperformed the industry, growing at 8.5%, and the market share for the year improved to 67.6% (63.8% in 2000-01), the highest in the last 4 years. The market share of nearly 72% in the Truck segment was also the Company's highest in the last 4 years.

9 By contrast, the industry sales of Light Commercial Vehicles (LCVs) declined sharply by 12%, to its lowest market volume in the last nine years, at 48,255 vehicles, with a severe contraction in the 4-tonne segment in which the Company has a strong presence. Consequently, the Company's market share for the year declined to 53.6% (59.6% in 2000-01).

10 The various strategies employed by the Commercial Vehicle Business Unit, including channel expansion, focused dealerships for LCVs, improvements in channel effectiveness and profitability, strengthening the marketing efforts have yielded positive results and would continue to be pursued vigorously. In the existing product lines, in addition to the improvement in the M/HCV volumes and market share, they also resulted in the improvement of market share of LCVs towards the later part of the year.

11 The Company continued its endeavour to introduce upgraded and new product offerings. Euro II compliant LCVs with better payload and fuel efficiency, CNG buses and semi-low floor Rear Engine buses were some of the new product offerings introduced during the year. All of these products have been well received in the market. The Company will continue to focus on further improvements in the reliability and performance efficiency of its vehicles and aggregates.

Company's Share of CV Market


Percentage
70
60
50
40
30
20
10
0
98 99 00 01 02
Year ending March

PASSENGER CAR BUSINESS UNIT

12 The year saw the Company consolidating its position in the passenger vehicle industry, with a 24% increase in sales over the previous year which far outperformed the industry growth of 1.2%. As a result, the Company emerged as the country's second largest player with a 13% share of the overall passenger vehicle market.

13 The V2 version of the Indica, launched in February 2001, enabled the Company establish itself as a leader in the compact segment. The Company sold a record number of 64,036 Indicas during the year representing a growth of 46% over the previous year against a segment growth of only 10.4%. This robust growth enabled the Company to enhance its market share from 17% in 2000-01 to

23% in 2001-02. The Indica was the largest selling model in its segment over the last three quarters of the year and its March '02 sales of 8,769 units were a historical high for the compact segment.

14 The Indica has been recognised as the "most improved car in the industry" and the Indica brand has emerged as one of the strongest Indian brands to have been created of late against well established and renowned global brands. Intensified efforts were made to bring about improvements in the build quality and the robustness of the manufacturing process, total quality approach encompassing the vendors and dealerships was deployed to ensure a high level of customer satisfaction pre and post purchase of the car, and brand salience was enhanced through aggressive advertising and ground promotion events in a market which otherwise witnessed price and discount pressures to boost sales. These efforts also contributed to the Car Project investment having achieved cash breakeven in its third year of sales, with more than a tripling of its margins over the previous year.

15 Industry sales of the Utility Vehicles (UVs) segment in which the Company's products are positioned were subdued throughout the year with a decline of 5.5% over 2000-01. The Company's sale of UVs, though lower than the previous year, showed a marked recovery in the last quarter which helped the Company emerge with a segment market share of 24% against the previous year's share of 25%. The sales of the Sports Utility Vehicle, Safari, showed a strong upward trend during the year with a growth of 20%.

16 Among its new products, the Company launched the Indica V2 petrol version in September '01 which has added incremental volumes to the overall Indica sales. In the UV segment, the Company continued to make innovations to its existing range with the introduction of a soft top version on the Sumo platform towards the end of the third quarter. Offerings in the personal segment were in the form of an upgraded Sumo Deluxe and the Safari EX model.

Company's Share of Passenger Veh. Market


Percentage
12
10
8
6
4
2
0
98
99
00
01
02
Year ending March

EXPORTS

17 Due to a number of international developments, the country's exports were lower than the previous year. The Company achieved lower exports during the year with exports of 13,927 units which was 12.5% lower than the previous year. The total value of exports at Rs.620.21 crores was also 14% lower than in 2000-01.

18 The Company continued to promote the Indica in various markets with a total of 2,183 cars exported during the year to Europe and South America. In the CV segment, the Company has also gained a presence in the South African market where it has successfully marketed its LCVs to achieve a share of around 6%. In its traditional markets of Sri Lanka and Bangladesh, the MCV market shares achieved during the year were 62% and 36% respectively, up from 60% and 28% in 2000-01.

Company's Product Mix


Percentage
100
80
60
40
20
0
98
99
00
01
02
Year ending March
Passenger Vehicles
Commercial Vehicles

PRODUCT AND BRAND PROMOTION

19 The Company participated in some major auto exhibitions in India and overseas. At the Auto Expo 2002 held in Delhi in January 2002, the Company unveiled a new three-box Sedan offering on the Indica platform, which is planned to be launched in the second half of 2002-03. A seven seater Multi-purpose vehicle (MPV) - Tata Indiva - was unveiled at the Geneva Auto Show in March 2002. Both these products received a very encouraging response. In addition to


Turnover
Rs. in Crores
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
98 99 00 01 02
Year ending March


Operating Margin
Percentage
12
10
8
6
4
2
0
98 99 00 01 02
Year ending March

participating at other international auto exhibitions during the year, the Company debuted at the Auto Shanghai 2001 where it exhibited several of its products which were enthusiastically received by the Chinese public and the media.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

20 The Company implemented some critical Human Resource (HR) initiatives during the year. In line with one of the HR strategies of the Group, aimed at creating a flatter organisation structure and providing challenging career paths, a Tata Work Level Study was carried out for all senior management positions. Structural refinements were also made in the Performance Management System and compensation package for middle and senior level managers by introducing larger proportion of performance related compensation which is directly linked to the Company's and individual performance vis-a-vis targets.

21 The training thrust continued in areas of Customer Satisfaction and Quality. In addition, the Company embarked on focussed training programmes designed to meet the needs of the young high performers with special emphasis on team building and team work. Training methodologies also underwent a change for this target group from the conventional lecture based training to alternative training methods such as Case Study, Experiential Learning and Business Simulation games.

22 Industrial Relations at all of the Company's Works remained cordial throughout the year. During the year, the Company signed 3-year Wage settlements with its Unions at Jamshedpur, Pune Car Plant and Mumbai. The Company recognises the constructive role and the understanding and support of its Unions in the negotiation of these settlements, which included positive features like performance payment linked to quality.

SAFETY, HEALTH AND ENVIRONMENT PROTECTION

23 The Company continued its various initiatives on safety awareness, including safety audits, providing health care to the employees, maintaining ecological balance in and around the Works and undertaking environment audits.

The Mahratta Chamber of Commerce, Industries and Agriculture conferred on the Company's Pune Works the "Dr R J Rathi Award for Environmental Pollution Control in Industry" for the year 2000. The Pune Works participated for the first time for this award in May 2001 and was selected from amongst applicants from chemical, drugs, pharmaceutical, fertiliser, engineering, electrical and electronic industries.

MAJOR TURNAROUND PROGRAMMES

24 (a) **Cost Reduction**

The Company's focussed thrust on cost reduction which commenced two years ago has yielded significant and consistent savings in fixed and variable costs, with a concomitant reduction in the breakeven point of the Company's products. During the year 2001-02, the Company achieved a cost reduction of Rs.332 crores, thereby reducing its costs by around Rs. 630 crores over the last two years. One of the several new measures introduced during the year is e-sourcing which would remain at the forefront of its future sourcing strategy.

(b) **Workforce Rationalisation**

As in 2000-01, the Company implemented a further Early Separation Scheme during the year covering all cadres across locations. Through this scheme the Company achieved a reduction of nearly 1,600 employees during the year, and an overall reduction of nearly 5,000 employees in the last two years.

(c) Process/System Improvements

The Company's pursuit of business process improvements continued and achieved notable milestones - wider and more vigorous implementation of the Tata Business Excellence Model, company-wide product build and process quality improvement initiatives based on the six-sigma approach, extension of the robust New Product Introduction process to all new projects and major ongoing projects, introduction of the ERP systems in Human Resources and e-solutions in Supply Chain/Procurement Management, Channel Management and After Sales Service as well as process quality improvements at vendors and channel partners.

(d) Financial Restructuring

Pursuant to the approval of the Members at the Extraordinary General Meeting and the Debenture holders at the General Meeting held on March 27, 2002, and the subsequent confirmation of the Bombay High Court on May 2, 2002, the Company has set-off an amount of Rs.1,178.91 crores, mostly carried forward in the Balance Sheet as miscellaneous expenditure to be written off, against its Securities Premium Account as on March 31, 2002. This set off has been given effect to in the Accounts for the year ended March 31, 2002, and would enable the Company to reflect more appropriately its future operational performance and efficiency and enhance shareholder value through increase in Earnings per Share and Return on Capital Employed.

FINANCE

25 The Company made a Rights Issue of simultaneous but unlinked Convertible Debentures (CDs) with warrants and Non-Convertible Debentures (NCDs) with warrants aggregating Rs.671 crores in September/October 2001. The issue was fully subscribed and the CDs were converted into Ordinary Shares at a premium of Rs.55/- per share on March 31, 2002, resulting in the Share Capital increasing from Rs.255.90 crores to Rs.319.82 crores.

26 Given hereunder is the status on the utilisation of proceeds of the Issue against the Company's fund requirement as stated in its Letter of Offer :

Objects	Funds requirement over the period 2001-02 to 2003-04 (Rs. in crores)	Utilisation upto March 31, 2002 (Rs. in crores)
Capital expenditure, product development expenditure and Strategic investments	780	186
Prepayment/ Repayment of borrowings	527	485
Total	1,307*	671

* This is to be funded by the proceeds of Rights Issue to the extent of Rs 979 crores (including the Warrants proceeds of Rs 307 crores) and the balance of Rs 328 crores through internal accruals over the period 2001-02 to 2003-04.

Shareholder's* Funds


Rs. in Crores
3500
3000
2500
2000
1500
1000
500
0
98 99 00 01 02
Year ending March

* Net of Misc. Expenditure

Capital Employed


Rs. in Crores
7000
6000
5000
4000
3000
2000
1000
0
98 99 00 01 02
Year ending March

Cash Generated from Operations


Rs. in Crores
900
800
700
600
500
400
300
200
100
0
98
99
00
01
02
Year ending March

27 Through better working capital management, control on capital expenditure, divestment of non-core investments of about Rs.250 crores, and the financial restructuring initiative, the Company was able to reduce the overall capital employed as at March 31, 2001 by Rs.1480 crores to Rs.4773 crores as on March 31, 2002. The Company's cash generation from operations has also increased to Rs.864 crores as compared to Rs.688 crores in 2000-01.

28 The Company continued its efforts to reduce and restructure its costly borrowings. The Company bought back and cancelled Yankee Bonds worth $18million and of the original issue of $200 million, bonds of only $44 million stand outstanding as on March 31, 2002. Additionally, the Company issued Commercial Paper (CP) aggregating Rs.1,725 crores to reduce the average cost of borrowing.

29 With the significant reduction in the overall debt of the Company from Rs. 2999 crores as at March 31, 2001 to Rs. 2307 crores on March 31, 2002, the Company could still maintain its debt equity ratio below 1 at 0.94 inspite of a reduction in Net Worth by Rs. 789 crores due to the financial restructuring as on March 31, 2002.

SUBSIDIARY COMPANIES

30 As on March 31, 2002, the Company had nine subsidiaries, viz., Telco Construction Equipment Company Limited (Telcon), Tata Technologies Limited & its subsidiary, Tata Technologies (USA), Sheba Properties Limited, and its subsidiary, Telco Dadajee Dhackjee Limited, Minicar India Limited, HV Axles Limited (HVAL), HV Transmissions Limited (HVTL) and TAL Manufacturing Solutions Limited (TAL) (formerly Telco Automation Limited). The statement pursuant to Section 212 of the Companies Act, 1956, relating to these subsidiaries as also their Annual Accounts form a part of the Company's Annual Report.

CONSOLIDATED FINANCIAL STATEMENTS

31 In accordance with the Statement of Accounting Standard 21 (AS 21) the Company has also included as part of this Annual Report and Statement of Accounts, the audited Consolidated Financial Statements for the financial year 2001-02.

Gross Block


Rs. in Crores
6000
5000
4000
3000
2000
1000
0
98
99
00
01
02
Year ending March
Cumulative Depreciation
Net Block

32 From the Consolidated Financial Statements, it may be observed that the net loss for the group i.e. the Company and its subsidiaries for the year ended March 31, 2002 amounted to Rs 107.19 crores as compared to Rs 53.73 crores for the Company. Further, the Net Worth of the group as at March 31, 2002 was Rs.2115.10 crores as compared to Rs 2465.06 crores for the Company. The Construction Equipment subsidiary (Telcon) recorded reduced sales due to declining demand in the industry and increased competition through imports. While the factory automation solution subsidiary (TAL) substantially improved upon its previous performance, it continued to be impacted by the slowdown in the economy and, more particularly, in new capacity creation in the manufacturing sector. With the several initiatives of cost reduction, marketing efficiency improvements, new products/solutions etc., under active implementation and a possible growth in the infrastructure sector, these subsidiaries are expected to significantly improve their performance in 2002-03. The axle and transmission subsidiaries (HVAL and HVTL) substantially improved their operating results during the year and are expected to further consolidate these gains.

ENERGY, TECHNOLOGY & FOREIGN EXCHANGE

33 Details of energy conservation and research and development activities undertaken by the Company along with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as an Annexure to the Directors' Report.


R & D
Expenditure
Rs. in Crores
150
125
100
75
50
25
0
98 99 00 01 02
Year ending March

DIRECTORS

34 Mr Praveen P Kadle, Executive Director and Dr V Sumantran, Executive Director were appointed by the Board as Additional Directors pursuant to Article 132 of the Articles of Association of the Company with effect from October 31, 2001 and November 12, 2001 respectively. In accordance with the provisions of the Companies Act 1956, these Directors cease to hold office at the forthcoming Annual General Meeting and are eligible for appointment.

35 In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. R Gopalakrishnan and Mr N N Wadia are liable to retire by rotation and are eligible for reappointment.

CORPORATE GOVERNANCE

36 A separate section on Corporate Governance is included in the Annual Report and the certificate from the Company's auditors confirming the compliance of conditions on Corporate Governance as stipulated in the said clause 49 of the Listing Agreement is annexed thereto.

PARTICULARS OF EMPLOYEES

37 Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the Directors' Report for the year ended March 31, 2002, is also given as an Annexure to this Report

AUDIT

38 Messrs A.F. Ferguson & Company and Messrs S.B. Billimoria & Company, who had been the Statutory Auditors of the Company, hold office until the ensuing Annual General Meeting. It is proposed to reappoint them to examine and audit the accounts of the Company for the Financial Year 2002-03. Messrs A.F.Ferguson & Company and Messrs S. B. Billimoria & Company have, under Section 224(1) of the Companies Act, 1956, furnished certificates of their eligibility for reappointment.

Cost Audit

39 As per the requirement of the Central Government and pursuant to Section 233B of the Companies Act, 1956, the Company carries out an audit of cost accounts relating to motor vehicles every year. Subject to the approval of the Central Government, the Company has appointed M/s Mani & Co. to audit the cost accounts relating to motor vehicles for the Financial Year 2002-03.


Number of
Employees
In Thousands
40
30
20
10
0
98 99 00 01 02
Year ending March

DIRECTORS' RESPONSIBILITY STATEMENT:

40 Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :-

i. in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii. they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

iii. they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act,1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

40 The Directors wish to convey their appreciation to all of the Company's employees for their enormous personal efforts as well as their collective contribution, which enabled the Company meet the challenges set before it and improve its performance during this year. The Directors would also like to thank the employee-Unions, shareholders, customers, dealers, suppliers, bankers, and all the other business associates for the continuous support given by them to the Company and their confidence in its management.

On behalf of the Board of Directors

RATAN N TATA

Mumbai, June 5,2002 Chairman

Annexure to the Director's Report

(Additional information given in terms of Notification 1029 of 31-12-1988 issued by the Department of Company Affairs)

A. Conservation of Energy

The Company has always been conscious of the need for conservation of energy. The Company also conducts energy audits at all its Works and have implemented various recommended conservation measures. These measures are aimed at effective management and utilisation of energy resources and have resulted in cost savings for the Company.

B. Technology Absorption

The platform strategy conceptualised during the Indica design stage has been realised by developing variants on the Sumo platform, Sedan , Estate to open new segments for the Company in the Passenger Vehicle business.

Euro III compliant diesel Safari and Indica were introduced in the European market.

In-house capability was developed to introduce safety features such as Occupant Restraint System and Antilock Braking System on passenger vehicles.

Heavier drive train got introduced on heavy trucks to improve durability and reliability.

A concept hybrid bus has been made jointly with the Indian Institute of Technology, Delhi.

The Company has also developed diesel engines for generator sets and excavator applications.

During the year the Company's Research and Development expenditure at Rs 109 crores was 1.2% of its turnover.

Technology imported during the last five years

Technology for	Imported from	Year of import	Status
Design & Styling of Sedan/ Estate variants of passenger car platform	Institute of Development in Automotive Engineering, S.p.A, Italy	2000-01	Prototypes completed.

C. Foreign Exchange Earnings and Outgo

	Rs. in crores
Earnings in foreign exchange	621.02
Expenditure in foreign currency	257.88

Annexure to Directors' Report

Information as per Section 217(2A) of the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2002

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Total Experience	Date of Commencement of employment	Last employment held Designation-period for which post held
1	Aher A V	56	General Manager (Quality Assurance)	23,21,726	15,12,468	B.E. (Met.)	35	13-Dec-66	—
2	Akarte R R	56	General Manager (Vehicle Testing) E R C	22,62,616	14,81,110	M.Tech.(Machine Design)	34	11-Jan-69	Director Tech Education Asst. Lecturer _ 1 yr.
3	Ambardekar S N	51	Dy. General Manager (Production Engg.)	17,53,278	11,42,993	B.E. (Mech.)	29	5-Sep-72	—
4	Arya Atam Prakash	54	Sr.Vice President, (Jsr. & Lucknow Works)	37,09,977	24,29,547	B.Sc.Engg.(Mech.) M.S.(Mfg.Tech.& Prj.Mgmt)	32	11-Jul-96	H.A.L.-Genl.Mgr.-27 Yrs.
5	Avari P K	58	General Manager (Corporate Planning)	15,97,605	9,73,619	D.M.E.	33	2-Jun-69	M.E.R.I.L.,Jr.Engg.-1yr
6	Babu N S	59	General Manager (Cab Dev & Testing) E R C	22,50,603	14,57,246	B.E.(Mech.)	38	27-Oct-64	Standard Motors Engg.,Apprentice-6 Months.
7	Bagare N R *	60	Sr.Manager (Finance)	1,28,056	68,450	B.Sc.	37	1-Nov-64	Glaxo Labo (I) Ltd. -1 yr.
8	Balasubramanian V	54	Asst.General Manager (Dev) E R C	13,98,953	9,22,482	B.E.(Mech.) M.Tech.(M/C Tool)	30	1-Sep-71	—
9	Banerji S.P.	52	Dy.General Manager (Internal Audit)	17,51,787	11,66,518	B.Tech.Hons.(Mech) P.G.Dip. (Mgmt.Accty) F.I.C.W.A.	32	1-Mar-82	Brooke Bond-Manager-Mgmt., Services - 8yrs.
10	Bedekar V N	54	Dy. General Manager (Matls)	19,90,503	12,94,367	B.E.(Mech.) P.G.D.B.M.	30	5-Jul-71	—
11	Bhasin S S	52	Asst.General Manager (Maval Foundry)	12,60,267	8,36,586	B.E.(Elect.)	29	21-Jul-90	Trimurty Malkasus Pvt.,Ltd Gen Manager-4 yrs.
12	Bijlani R A	54	Principal Officer Office of the ED (CVBU)	20,61,895	13,39,084	B.Tech.(Elect.),M.M.S.	30	1-Jun-71	—
13	Borwankar S B	49	Asst.General Manager (Auto Prodn)	15,82,334	10,43,693	B.Tech. (Mech.)	27	2-Aug-74	—
14	Bramhe D K	51	Dy. General Manager (Finance)	15,62,832	10,08,311	B.E.(Elec.)D.M.S.	28	2-Apr-80	G.K.W.Ltd., Dev.Engineer - 7Yrs
15	Chakraborty R	57	General Manager (Materials & SQIG) Passenger Car Divn	21,10,587	13,77,716	B.Tech.(Mech.) A.I.C.W.A.	35	1-Mar-77	I.R.C.I.,Ind. Fin. Officer-4 yrs.
16	Chaudhuri J.B.	58	Asst. General Manager (E.R.C-Jamshedpur)	12,29,484	8,08,798	B.E.(Mech.) M.Tech.(Mech.)	22	5-Jan-80	ECIL/IDCP-Sr.Engr.-5 Yrs
17	Chinoy R J	53	Dy.General Manager (Mktg.- Utility Veh.)	12,68,164	7,66,654	B.E.(Mech.)	30	23-Aug-71	—
18	Dayal (Dr) R	58	Asst.General Manager (Tech & Prody Services) Passenger Car Divn	12,53,611	8,30,978	B.Sc. M.Tech. Ph.D. M.A.(Russian)	31	1-Apr-70	Praga Tools Ltd, Design Engineer-4 months.
19	Deb Goswami G.G.	58	Dy.General Manager (Engg. Services)	14,02,539	9,33,715	B.E.(Elec.) P.G.D.B.M.	33	15-Feb-69	—
20	Debdas (Dr.) A. K *	60	Dy.General Manager (Medical Services)	14,43,633	9,37,611	M.B.B.S. M.S.(Obst). F.R.C.D.G.	29	16-Nov-76	P.A.Hosp, London-SHO-2 Yrs
21	Deodhar S V	54	Asst.General Manager (Internal Audit)	13,68,303	8,94,323	B.Com.(Hons) L.L.B.,A.C.A.	28	13-Aug-85	Greaves Foseco Ltd. Manager (Internal Audit)-3Yrs
22	Deshpande Sudhir Y	58	Asst.General Manager (Customer Service - CVBU)	13,78,133	8,82,537	B.E.(Mech.) M.E.(Automobile)	30	13-Mar-78	Premier Automobiles Ltd., Asst.Engg.(Service)
23	Doshi R M *	60	Sr. Manager (Vehicle Despatch)	3,43,910	3,20,974	D.M.E.	36	3-Apr-69	Premier Automobiles Ltd., Technical Assistant-4 yrs
24	Dua A.K.	55	Dy.General Manager (P.S. & TBEM)	12,47,681	8,35,299	B.E.(Mech.) M.Tech.(Prodn. Engg.)	29	5-May-72	—
25	Dube Rajiv	40	Vice President (Commercial-PCBU)	27,11,494	16,61,236	B.E.(Mech.), P.G.D.B.M	19	1-Apr-98	Tata Industries Ltd., General Manager - 1 Yr
26	Gadre S B *	60	Manager (Maint)	4,09,647	3,67,253	S.S.C.	37	2-Jan-70	Friedrichshafen,W.Germany., Apprentice-2 yrs.
27	Ghosh B K *	60	Sr. Dy. General Manager (Veh-1)	13,39,612	6,23,098	B.E. (Mech.)	38	21-Jun-67	Spawks (Calcutta), Dev. Engineer - 5 Mths.
28	Ghosh R K	55	General Manager (Non-Vehicular Business-CVBU)	18,26,215	11,09,495	M.Tech.M.B.A.	31	15-Oct-70	—

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Total Experience	Date of Commencement of employment	Last employment held Designation-period for which post held
29	Girotra K C	54	General Manager (Business Excellence)	18,33,172	12,04,108	B.E.(Mech.) M.E.(Prodn.Engg.)	30	14-Jan-81	W.I.Ltd.,Manager_Prodn Engg.-1 yr
30	Goel U K *	60	Sr.Dy.General Manager (Comm.Vehicle -Sales)	5,34,940	1,34,555	B.Tech (Hons.)	38	26-Apr-76	Larsen & Toubro, Sr.Sales Engineer - 3yrs
31	Grover Dharmendra *	33	Divisional Manager (Finance)	1,07,383	71,873	B.Com.(Hons.) M.B.A.(PGDRM)	11	1-Mar-02	Research Analyst, Credit Suisse First Boston Securities(India)Ltd-1 yr
32	Gujrathi V G	53	Sr. Dy. General Manager (Electronics)	19,40,488	12,88,866	B.E.(Electro & Telecomm) D.B.M.	31	16-Oct-91	Advani Oerlikon Ltd, Pune. DGM(Tech, Acq & Dev) 14 Yrs.
33	Gupta Ashok	53	Asst.General Manager (Auto Projects)	12,25,699	8,16,144	B.Sc. M.Tech. (I.E.)	31	8-Dec-72	I.I.T., Sr. Research Asst.-1 yr.
34	Gurav Prakash Y *	48	General Manager (Corporate Finance)	6,54,517	4,54,741	M.Com. A.C.A.	23	1-Nov-01	Finolex Cables Ltd., CFO-1Yr
35	Hiray S G	54	Dy. General Manager (Project Mgmt)	17,79,307	11,55,649	B.E. (Mech.)	32	18-Aug-69	—
36	Indurkar P K *	58	Asst.General Manager (Auto Matls)	12,84,747	8,60,112	D.M.E. A.M.I.E. A.M.A.S.I.	35	19-May-70	H.A.L., Asst. Supvr.-4 yrs.
37	Jagannathan A R *	58	Sr. Dy. General Manager (Finance)	15,86,836	10,49,353	B.Com. A.I.C.W.A.	36	27-Oct-72	Sandvik Asia Ltd., Cost Asst.-5 yrs.
38	Jain S K	54	Dy.General Manager (Sales Finance)	16,08,460	10,46,742	B.Com.A.C.A.	31	13-Jul-70	—
39	Jha M	57	Dy. General Manager (Truck-1,TPT & V.D.)	13,20,016	8,78,476	B.E. (Mech).	36	11-Jun-73	BSRTC,Div.Engr.-8 Yrs
40	Joglekar (Dr.) D G	52	Asst.General Manager (Health Services)	15,15,183	9,85,647	M.B.B.S. D.I.M.	27	16-Sep-74	—
41	Joglekar V P	59	Dy. General Manager (MPL & Purchase)	12,21,532	7,99,638	B.Sc, B.E.(Mech.),M.I.E.	38	3-Nov-64	Wester Work Engg Pvt Ltd, Design Engineer-8 Mths.
42	Joshi S P	49	Divl. Manager (Q A)	13,00,996	8,57,948	B.E.(Mech)	28	1-Mar-74	—
43	Kadle P P	45	Executive Director (Finance and Corporate Affairs)	50,60,627	31,06,153	B.Com.(Hons.), A.C.A. Grad. C.W.A., A.C.S.	22	25-Oct-96	Tata Infor. Sys. Ltd., Vice President,(Finance) -5yrs
44	Kant Ravi	58	Executive Director (Commercial Vehicle Business Unit)	77,18,223	47,96,820	M.Sc.-Mgmt Tech-Univ. of Aston UK, B.Tech. (Hons)Metallurgical	35	1-Feb-99	Philips India Ltd., Director - 1 Yr
45	Kaul Rajinder	49	Asst.General Manager (Auto Prodn)	13,86,557	9,16,388	B.E. (Mech.)	27	5-Mar-79	Bharat Forge Ltd, Sales Officer-4 yrs.
46	Khan M A	57	Asst. General Manager (HR & Admin)	13,60,599	8,71,732	Bsc - Engg. AMIE, India	34	1-Feb-96	GEC Asthom Ltd
47	Khursigara J J	52	Dy. General Manager (Human Resource)	13,99,982	9,15,443	B.Com. (Hon.) P.G.D.I.R.W. (Hon)	28	7-Oct-73	—
48	Krishnamurthy V	52	Asst.General Manager (Auto Prodn)	12,26,746	8,05,879	B.E.(Mech.) D.B.M.	29	17-Aug-74	Simco Meters Ltd, Jr Dev Engineer-2 yrs.
49	Krishnan S	47	General Manager (Marketing) - Passenger Cars	19,34,057	12,45,145	B.Sc., D.B.M., AMBIM (LONDON)	26	15-Jul-96	Mahindra & Mahindra Ltd. Dy,Gen.Manager,- 4years.
50	Krishnan V	57	Vice President (Corporate Communications)	14,59,813	8,77,038	Bsc., (Physics,Maths.)	35	18-Dec-00	Standard Chartered Bank, Head, External Affairs-,5yrs.
51	Krishnaswami V	56	Asst.General Manager (L C V)	13,06,719	8,69,020	M.Tech. D.I.B.M.	32	30-Sep-69	—
52	Krishnaswamy J	51	Dy. General Manager (Finance)	13,24,497	8,72,620	B.Com. A.I.C.W.A.	29	19-Jun-88	Ralli Machines Ltd, Ch Accountant_3 yrs.
53	Kulkarni J A	56	General Manager (Quality & Process Mgmt)	15,65,527	10,52,419	B.E. (Mech.)	34	1-Oct-98	Whirlpool of India Ltd, Vice President - 2 yrs.
54	Lakshminarayanan V	57	Dy. General Manager (Engines) ERC	14,25,019	9,44,531	B.E.(Mech.) M.E. (Machine Design)	33	25-Oct-68	—
55	Mahale D K	56	Asst.General Manager (Exports)	12,62,904	8,14,404	M.Sc.(Hons)D.B.M., D.O.M. D.M.A., M.M.S.	35	7-Mar-68	—
56	Mani Raman	55	General Manager (Customer Support-PCBU)	20,56,933	12,54,384	B.Sc. Engg. (Mech.)	33	18-Jun-68	—
57	Mani Shyam	47	General Manager (Sales)	14,75,178	8,96,923	B.Tech	27	23-Oct-00	Kinetic Engg. Ltd Pune, Vice President (Sales & Mktg) 1½ yrs.

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remune-ration Rs.	Net Remune-ration Rs.	Qualifications	Total Exper-ience	Date of Commenc-ement of emplo-yment	Last employment held Designation-period for which post held
58	Mene A P	50	Dy. General Manager (Finance) Passenger Car Divn	14,02,177	9,27,039	B.E. (Elect.) M.M.S.	27	1-Mar-77	S.I.C.O.M.,Dev. Officer_1 yr.
59	Menon N R	55	Dy. General Manager (Auto Prodn)	16,18,839	11,04,411	B.Sc. B.E.(Met.)	31	13-Apr-70	—
60	Menon S U K[#]	57	Vice President (Internal Audit)	9,82,895	5,94,498	B.Com., LL.B., A.C.S.	33	1-Aug.-01	Tata Chemicals Ltd.., CFO & Company Secretary - 6 yrs
61	Mishra U.K	50	Dy.General Manager (Auto Services)	14,06,148	9,28,799	B.E. (Mech.) P.G.D.B.M.	25	18-Nov-76	—
62	Mitra Probir	54	Sr. Dy. General Manager (Information Tech)	18,90,255	12,49,167	B.Com P.G.D.B.M.	31	7-Sep-70	—
63	Mohoni Sanjeev S	43	Dy.General Manager (LCV)	15,49,566	9,91,845	B.E.(Hons.)Mech.,M.M.S.	18	1-Jun-84	Tata Services Ltd., Officer - 1 Year
64	Mulherkar S M *	54	Asst.General Manager (Maufacturing -Car Plant)	12,85,096	8,61,286	B.E. (Mech.)	31	12-Oct-70	—
65	Mukhopadhyay S	58	General Manager (Production service)	19,69,097	13,00,987	B.E. (Mech.)	38	3-Feb-69	ONGC -Asst Engr-2 yrs
66	Natekar W V	55	Asst.General Manager (Foundry)	14,83,895	9,70,506	B.E. (Met.)	32	13-Apr-70	Navgire & Co, Asst. Fdry. Engr.-5 mths.
67	Oberoi A O *	44	Divisional Manager (Coporate Human Resources)	2,97,030	2,27,260	B.E.(Mech)D.F.M.	21	5-Jan-81	M/s.Godrej & Boyce, Trainee Engineer - 6mths
68	Pal Amitabha	53	Dy.General Manager (Price Panel & Contracts)	13,84,670	9,05,257	B.E.(Mech) A.I.C.W.A. P.G.D.B.M.	30	18-May-71	—
69	Paralkar M B	54	Asst.General Manager (HR & Admin)	15,18,760	9,98,052	M.A.(S.W.)	32	5-Mar-74	Sir Dorabji Tata Trust. Field Officer-1 yr.
70	Parekh B B	46	Asst.General Manager (A D D)	12,82,720	8,52,442	B.Tech.(Mech.) P.G.D.B.M.	21	10-May-80	—
71	Patankar S R	54	Dy. General Manager (Auto Matls)	12,12,899	8,18,365	B.E.(Met.)	32	13-Apr-70	B.A.R.C. Trainee Engineer- 1 yr
72	Patel S C	52	General Manager (Manufacturing)	24,72,926	16,19,994	B.E.(Mech.),M.M.S.	30	15-Dec-71	—
73	Patil N B *	60	Manager (Design)	3,22,933	2,39,840	D.M.E.A.M.I.E.	39	1-Dec-62	Golden Tobacco Co.Ltd.- Dept.Engineer-3 mnths.
74	Patni T C	54	Dy. General Manager (Special Projects)	15,49,328	10,14,782	B.E. (Mech.)	31	11-Jan-72	H.A.L., Asst. Supervisor-1 yr.
75	Pereira A M *	60	Dy. General Manager (S Q I G)	14,41,569	7,09,123	B.Sc. B.Tech.(Mech.)	35	17-May-67	Auto Mech. & Engg. Co. Jr. Engineer-1 yr.
76	Prasad D *	60	Asst. General Manager (Foundry)	12,90,077	8,76,666	B.E.(Mech.)	35	10-Oct-66	—
77	Puranik M V *	60	Manager (Q A)	1,63,697	1,29,512	D.M.E.P.G.D.B.M.	36	24-Sep-68	Teksons Pvt Ltd. Jr Inspector-3 yrs.
78	Puri A S	47	Asst.General Manager (Govt.Aff.&Collabaration)	14,43,332	9,32,356	B.Tech.(Elec.Engg.)	26	1-Aug-75	—
79	Quayamuddin M	57	Asst.General Manager (Central Planning)	13,31,316	8,09,650	B.Sc. (Engg.)	35	14-Feb-67	—
80	Rajarao M V	54	General Manager (Production Services)	21,06,864	13,79,280	B.E.(Met.)	31	13-Apr-70	—
81	Ramakrishnan C	46	Vice President (Chairman's Office)	26,83,280	16,38,180	B.Com., C.A., I.C.W.A.	22	27-Nov-80	Balmer Lawrie & Co.Ltd. Trainee - 1 Yr.
82	Ramdas R S *	60	Asst.General Manager (Manufacturing)	17,49,527	11,98,616	B.E. (Mech.)	36	7-Jan-77	R.H. Windsor (I) Ltd Assembly Engineer-11 yrs.
83	Rangan A S	58	General Manager (Exports)	22,15,878	14,35,721	B.Sc., B.Tech., M.B.A.	33	4-Jul-72	Larsen & Toubro, Graduate Engg. -3 yrs.
84	Rebello A I	55	General Manager (Vehicle Finance)	19,05,378	11,90,087	B.Tech., P.G.D.B.A.	31	1-Feb-96	Tata Export, General, Manager Imports -8 mths
85	Rohinesha H	57	General Manager (Law)	25,28,671	15,87,412	B.A., LL.B., D.B.M.	37	1-Sep-64	—
86	Saha B.P.	58	Dy.General Manager (C.E.M & Planning)	13,85,582	9,03,161	B.E.(E & T.C) M.Tech(Electronics)	30	1-Jun-89	E.S.(P)Ltd. G.M.-5 Yrs
87	Sait Z	54	Dy. General Manager (Technical Services)	16,78,253	10,91,770	B.Tech., P.G.D.B.M.	30	17-May-71	—

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Total Experience	Date of Commencement of employment	Last employment held Designation-period for which post held
88	Sampath R	55	Asst.General Manager (Dev) E R C	15,04,482	9,96,279	M.Tech.	32	3-Oct-69	—
89	Saxena Alok K	46	Asst. General Manager (Manufacturing)	13,30,696	8,92,831	BE - Mech (Hons) I.C.W.A., M.M.S.	26	2-Jul-76	—
90	Sethi A K	57	Asst.General Manager (Auto Projects)	12,70,871	8,32,491	B.A. D.M.E. M.M.S. D.B.M.	36	1-Jan-66	—
91	Shaligram A M *	60	Sr. Manager (Constn)	4,63,042	3,68,083	D.C.E.	37	17-Jun-66	M.E.S.G.E. Airforce-2 yrs.
92	Sharma S.M.	52	Dy.General Manager (APP & C)	12,06,805	7,91,196	B.E(Mech) P.G.D.B.M	29	24-Nov-72	—
93	Sidhaye A G	53	Asst.General Manager (Auto Prodn)	14,04,115	9,20,925	B.E.(Elect.)	31	12-Oct-70	—
94	Singh C V	58	General Manager (Lucknow Works)	23,66,821	15,23,671	B Tech (Elec) M Tech (Computer Science)	32	10-Oct-68	—
95	Singh R.T.	56	General Manager (Manufacturing)	20,38,386	13,51,229	B.E.(Met.)	30	14-Aug-71	—
96	Singh V K	57	General Manager (Karnataka Project)	17,30,469	11,21,478	B.Sc.,B.E.(Mech.)	36	10-Feb-69	Hindustan Motors Ltd, Foreman -3 yrs.
97	Sinha M.K.	56	Dy.General Manager (Planning)	13,02,820	8,65,429	B.Sc.Engg.(Mech) P.G.D.B.M.	33	15-Feb-69	—
98	Sreenivasan K R	51	Dy.General Manager (Customers Service - CVBU)	12,63,981	7,64,681	B.Sc.B.E.(Elect.)	29	9-Dec-72	—
99	Sumantran (Dr.) V *	43	Executive Director (PCBU & ERC)	20,14,772	12,79,958	B.Tech(Engg.) Ph.D(Engg.) Master in Mgt of Technology	16	12-Nov-01	General Motors Corp USA Director - 2 years
100	Telang P M	54	Sr. Vice President (Operations)	36,96,019	23,98,078	B.E. (Mech.), P.G.D.B.A.	33	1-Jun-72	Larsen & Toubro Ltd Asst. Engineer-3 yrs.
101	Thakur R S	53	General Manager (Corporate Finance)	20,92,398	13,50,969	B.E.(Mech.)Chart.Mgmt. Accountant (UK)P.G.D.B.M.	29	2-Sep-72	—
102	Thatte J M	57	General Manager (Manufacturing)	24,89,128	16,11,661	B.E.(Mech.) C. Engg. M.I. Prod. Engg.(Lond.)	35	1-Jul-70	I.C.I.M., Tech. Asst.-2 yrs.
103	Trikannad P V *	58	Sr. Manager (Planning) P E	5,31,670	4,25,649	B.E.(Mech)	34	11-Apr-67	—
104	Vaidya P P	55	Asst.General Manager (Auto Services)	12,42,453	8,24,435	B.E.(Mech.) B.E.(Elect.) M.S.(Indl.Engg.& Mgmt.) D.B.A.	32	25-Feb-74	Borg Warner Corpn. Asst Manager-4 yrs.
105	Vas Eric A	36	Dy.General Manager (Comm.Plg.& Deal Dev.) PCBU	18,54,202	11,97,351	B.E.(Mech.) P.G.D.M.(FIN & MKTG.)	11	1-Jul-99	Tata Industries, General Manager (Proj.)-1 yr.
106	Verma Prem K	43	Regional Manager (North)	13,65,353	8,16,516	B.Com(Hons.)Mcom, Dip.in Mktg.& Advtg.	24	25-Oct-00	Philips India Ltd National Sales Mgr., 18 mths
107	Verma V K	57	General Manager (Corporate Human Resource)	19,38,055	11,75,415	B.E.(Elect.), P.G.D.B.M.	36	15-Feb-67	Govt. polytehnic Lecturer -8 months
108	Viswanathan T K	59	Dy General Manager	12,31,458	7,14,361	M.E.(Mech.)	37	6-Sep-76	M.I.D.C.Ltd., Eng.(Service)-2 years
109	Vivek A *	60	Vice President (Car Plant)	24,52,945	9,86,914	I.Sc. B E (Mech.)	39	28-Jan-67	K.C.P.Ltd., Asst.Engineer- 1 yr.
110	Wagh A B *	60	Sr. Manager (Dev) E R C	3,19,183	2,36,573	D.M.E.	36	17-Dec-68	United Castings. Jr Matls Officer-3 yrs.
111	Woodman R C	52	Dy.General Manager (Admn.)	13,35,384	8,64,431	B.A.Dipl.In B & Ind.Mgmt.	30	8-Jul-98	Tata Infotech Ltd Dy.Gen. Mgr 4 Yrs

Notes:-
(1) The Gross remuneration shown above is subject to tax and comprises salary, allowance, monetary value of perquisites as per income-tax rules and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, employees are entitled to gratutity, medical benefits, etc., in accordance with the Company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, Company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.
(4) The remuneration as disclosed above, includes incentive remuneration for executive directors and performance linked payments for employees for the respective previous periods, which were approved by the shareholders/management during the year.
(5) All the employees have adequate experience to discharge the responsibilities assigned to them.
(6) The nature of employment in all cases is contractual.
(7) None of the employees mentioned above is a relative of any director of the Company.
(8) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of Directors

Mumbai, June 5, 2002

RATAN N TATA
Chairman

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

The Company is engaged in the automobile business and is the only Indian manufacturer which designs and manufactures a comprehensive range of automobiles viz. Heavy, Medium and Light Commercial vehicles, Utility vehicles and Passenger cars.

In the backdrop of a sluggish year for the Indian economy and unfavourable business sentiments, the domestic demand for automobiles remained stagnant during the year with a decline in Commercial Vehicles and only a nominal improvement in Passenger Vehicles.

Category	Domestic sales*		Growth
	2001-02 Nos.	2000-01 Nos.	%
Commercial Vehicles	1,32,100	1,36,600	-3.3
Passenger Vehicles	6,98,800	6,90,500	1.2
Total	8,30,900	8,27,100	0.5

* incl. deemed exports and rounded to nearest 100

Source : Society of Indian Automobile Manufacturers Flash Data - March 2002, and Company Analysis

As against this, the Company substantially improved its performance in 2001-02, recording a growth of 9.5% in sales volumes over the previous year. Consequently, the Company's share of the four-wheeler domestic market improved to 21% in the current year (19% in 2000-01).

Commercial Vehicles

The continued slowdown in the economy had an adverse impact on demand for commercial vehicles, and the overall market size declined to 1,32,107 nos. in 2001-02. The Company, however, improved its market share marginally to 62.5%.

The overall Medium and Heavy Commercial Vehicle (M/HCV) market grew by around 2% during the year. The Company outperformed the industry growth with 8% better sales of M/HCVs thereby improving on its market share which rose to 67.6% - the highest in the last four years. Growth in road and house construction activity combined with a softening of interest rates, rise in freight rates with a consequent improvement in operator margins, and relatively stable fuel prices have all contributed to stimulate the growth in the truck market. This growth has, however, also led to a realignment of the market, with heavy trucks contributing to 40% of the overall sales as compared to 28% in 2000-01. At about 72%, the Company has achieved its highest truck market share in the last four year period. In contrast, the bus market has declined by over 33% which is the highest year-on-year decline ever witnessed. The bus market size at 16,900 units reached its lowest level of the last 18 years. The weakening of sales sentiment could be mainly attributed to the uncertainty created by the mandatory shift in some large cities to CNG buses during the year, as well as lack of fleet strength addition at several State Transport Undertakings.

The Light Commercial Vehicle (LCV) market has shown a diametrically opposite trend to that of M/HCVs. The LCV market registered a considerable drop of 12% to 48,255 which represents the lowest size of LCV market during the last 9 years. This setback to the LCV market has been caused by the sharp contraction in the low-end 4-tonne segment, where TATA 407 has had a dominant presence since its introduction. Thus, the maximum impact of slow-down has been experienced in a segment which happens to be the stronghold of the Company. It has, therefore, suffered the maximum reversal resulting in a decline in its market share of LCVs to 54%.

Passenger Vehicles

The Company emerged as the second largest passenger vehicle manufacturer in a fourteen player domestic industry of which most are global majors. The Company's performance in the current year stands out for registering a robust growth in a very tough and sluggish environment.

The establishment of the Indica as a strong Indian brand against global brands has been a very satisfying achievement for the Company. The compact segment saw the entry of a new model during the year and is likely to witness increased competition in the next year with the launch of some more models. Currently, five manufacturers with eight models vie for a share of this market segment. The Company ended the year with a climb in this segment market share from 17% to 23% with the Indica receiving recognition as the "most improved car in the industry".

The UV segment comprises six manufacturers and ten models. Although the year did not witness any new entrants, price lines and margins continued to be under pressure for the industry which witnessed a 2.8% decline in volumes. At 24%, the Company marginally lost market share in its segment, but was able to improve its margins on the product line.

Exports

As a result of softening of the global economy, and more particularly the events of September 11, 2001 and its aftermath, exports of the country for the year declined by 1.3%, as compared to a healthy 21% growth in 2000-01. The Company's exports of 13,927 nos. for the year were 12.5.% lower in numbers than in 2000-01. In value terms also, the Company's exports of Rs. 620 crores reflected a decline of 14%. On the positive side, exports to the Company's traditional markets of Bangladesh and Sri Lanka were satisfactory. The Indica was exported to various markets in Europe and South America. In the commercial vehicle segment, the Company gained a presence in the South African market where its LCVs were exported during the year.

FINANCIAL PERFORMANCE

The Company commenced the financial year carrying the burden of the loss it incurred in 2000-01 and increasing pressure on its margins. However, the continued aggressive thrust on large scale cost reduction, manpower rationalisation and certain financial restructuring initiatives undertaken during the year enabled the Company increase its Operating Profit for the year by 80%. The Operating Profit has also improved every quarter in comparison to the corresponding quarter of the previous year and in the fourth quarter of the year it recorded a Profit After Tax of Rs. 161.68 crores, after seven consecutive quarters of loss.

Sales and Income from Operations for the year at Rs. 8,895 crores represented a growth of 10% over the previous year and the gross operating margin (before Other Income) rose from 5.1% to 8.3%. The Company achieved savings of Rs. 332 crores in costs during the current year that translates to cumulative savings of about Rs.630 crores in the last 24 months. With Other Income of Rs.23.26 crores and after providing Rs.872.56 crores (previous year Rs.998.21 crores) towards Depreciation, Amortisation, Interest and Extraordinary charges, and accounting for a Deferred Tax Credit of Rs. 55.48 crores (Previous year: Nil) loss for the year substantially reduced to Rs. 54 crores from Rs. 500 crores in the previous year.

The Company made a Rights Issue of Convertible Debentures (CDs) with detachable Warrants and Non-Convertible Debentures (NCDs) with detachable Warrants in September/October 2001. This simultaneous but unlinked Issue of CDs and NCDs aggregating Rs.671 crores was fully subscribed. The CDs were converted into equity shares on March 31, 2002 at a premium of Rs.55/- per share resulting in an increase in the Company's share capital to Rs.319.82 crores.

In order to more appropriately reflect its operational efficiency and present a more accurate financial performance in the future, the Company undertook a financial restructuring exercise which was approved by the Shareholders in March 2002. As a result, an aggregate amount of Rs. 1,178.91 crores standing to the credit of (i) the balance of Unamortised expenditure as on December 31, 2001 and accretions thereto in the period January-March 2002, (ii) balance of certain assets under Capital Work in Progress as on December 31, 2001 and variations thereto during the period January-March '02, and (iii) diminution in the value of its investment in Concorde Motors Limited, were set-off against the Company's Securities Premium Account as on March 31, 2002.

Capital expenditure during the year related mainly to the introduction of the Indica platform variants which are due to be launched in the second half of 2002-03, and on refurbishing of plant and machinery, quality/ reliability improvements and cost reduction. The net working capital at Rs. 9.52 crores was substantially lower than Rs. 150 crores of a year ago. The Company also continued its initiative for restructuring its debt by buying back and canceling a further US$ 18 million of the outstanding Yankee Bonds, leaving only US$ 44 million worth of bonds from the original issue size of US$200 million outstanding as on

March 31, 2002. Overall borrowings were also reduced from Rs. 2,998 crores to Rs.2,307 crores, resulting in lower interest cost of Rs. 382.23 crores. As a combined result of all these initiatives, the Company generated cash of Rs. 864 crores from operations during the year, as compared to Rs. 688 crores in 2000-01.

OUTLOOK FOR 2002-03

Overall economic outlook for 2002-03 presents a mixed picture. Industrial growth - which is estimated to have touched a ten-year low in 2001-02 - is likely to record a modest improvement. On the other hand, growth rate in agricultural sector - which was impressive in 2001-02 on the back of a record food-grain production - is likely to slow down. The infrastructure sector is expected to record accelerated growth as a) the National Highway Development Project is likely to stimulate road construction, and b) lower interest rates, together with various tax incentives will induce momentum in housing construction.

Domestic fuel prices were largely stable in 2001-02, on account of sharp decline in world crude oil prices after September 2001. However, in recent months, global crude oil prices have hardened significantly. This, coupled with dismantling of Administered Price Mechanism (APM) for petroleum products, is expected to increase domestic fuel prices and additionally it will hereafter also make the prices increasingly vulnerable to the volatility in international prices of crude oil. Higher fuel prices are likely to dampen the demand for both commercial and passenger vehicles, while lower interest rates are likely to ease their burden. With the narrowing of the gap between diesel and petrol prices, petrol driven passenger vehicles are also likely to become increasingly attractive. However, diesel will continue to hold its own because of its inherent fuel-efficiency characteristics.

The sluggish economic environment, coupled with growing uncertainty due to the border tensions, may allow only a marginal revival in the auto industry. The car market may also witness increased competition in the mid-size and compact segments which would keep price lines and margins under pressure. Overall, the Company expects to meet these challenges with its continued initiatives at improving its operational efficiencies and market penetration, it expects to return to profitability in 2002-03.

RISKS AND CONCERNS

1. External Risks

Auto Policy

The Government announced a broad Automobile Policy Statement articulating its vision **"to establish a globally competitive automobile industry in India and double its contribution to the economy by 2010".** Towards this end, the Government has proposed several policy objectives that are expected to spur the growth of the domestic auto industry. While the directions have been stated, the impact on the automobile industry can be assessed only after the Government elaborates the specifics of the proposals and initiatives.

Use of alternate fuels for automobiles

Regulatory norms being prescribed by the Judiciary are impacting the structure of the commercial vehicle and taxi market of some major cities. The Company is geared to offer alternate fuel vehicles both in the commercial and passenger vehicle segments while being contemporary in meeting emission norms on conventional fuel based vehicles. The Company has already introduced buses that run on CNG and has also marketed CNG Indicas. LPG version development is being undertaken for passenger vehicles.

Dismantling of the Administered Pricing Mechanism (APM)

The Government, in a major structural reform, has dismantled the APM regime on April 1, 2002 as a result of which prices of all petroleum products, with the exception of LPG and kerosene, have been decontrolled. This is expected to harden diesel prices and narrow the price differential between petrol and diesel in the coming years for which the Company is adequately prepared having already planed for the development and manufacture of petrol driven passenger vehicles.

Import of Completely Built Units (CBUs)

In the commercial vehicle segment, there has been no impact due to the import of CBUs. In the passenger vehicles segment, import of CBUs is currently marginal and is restricted to the premium or niche segments. However, this could eventually impact the segments in which the Company has a presence.

2. Internal risks

Loss in 2001-02

While the Company has not been able to return to profitability during the current year, the various initiatives that have been in place over the last two years, and fresh initiatives undertaken during 2001-02, have helped it arrest its losses for the year to Rs. 54 crores and, in fact, post a healthy profit for the January-March 2002 quarter. The Company believes that this recovery in its financial health is likely to be sustained and it expects to return to profitability in 2002-03.

INTERNAL CONTROL SYSTEMS AND THEIR ADEQUACY

The Company has established internal control systems which provide reasonable assurance with regard to maintaining proper financial as well as cost accounting records, preserving economy and efficiency of operations, safeguarding assets against unauthorised use or losses, and facilitating reliability of financial and operational information.

During the year, the Company took several initiatives to institutionalise a structured and integrated risk management process at all its locations. Over 1,000 officers were given training to promote risk awareness in business processes and business decisions to manage risks so as to optimise organisational performance. This program is being implemented in two formats: (i) Risk Management through Control Self-Assessment (RM-CSA) and (ii) Risk Management through Self-Assessment Questionnaire (RM-SAQ), with ownership in both cases vesting with the line officers and facilitated by the Internal Audit Department. A comprehensive information security policy is also in the final stages of formulation and implementation.

The internal control systems include :

- clear delegation of power with authority limits for incurring capital and revenue expenditure;
- corporate policies on accounting and capital acquisition;
- established processes for setting and reviewing annual and long term business plans and preparation and monitoring of annual budgets for all operating and service units;
- a well-organised Internal Audit function which reviews internal controls in all key business processes and actively contributes to waste reduction and cost savings, presents its reports to both, the Management and Audit Committee, as well as follows up the progress of implementation on a continuous basis; and
- an Audit Committee of the Board of Directors with a majority of independent directors, functioning since August 1988, which regularly reviews the audit plans, significant audit findings, adequacy of internal controls as well as compliance with Accounting Standards.

In an endeavor to attaining the highest standards of good corporate governance, the Company continues its ongoing program of business ethics administration guided by its core values and a documented Tata Code of Conduct. All employees of the Company have been exposed to this programme through structured awareness training and regular reinforcement sessions.

MATERIAL DEVELOPMENTS IN HUMAN RESOURCES/INDUSTRIAL RELATIONS

Industrial Relations

Industrial relations at all the Works of the Company remained cordial throughout the year. The Company signed 3-year Wage settlements with its Unions at Jamshedpur, Pune Car Plant and Mumbai. A major factor to the successful negotiation of these settlements was the understanding and constructive support of the Unions, which facilitated the introduction of positive features like performance payment linked to quality.

Early Separation Scheme

In furtherance of the efforts towards right-sizing of the organisation, another round of the Early Separation Scheme was offered which resulted in a further reduction of nearly 1,600 employees during the year.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis describing the Company's objectives, projections, estimates, expectations may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include, among others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which the Company operates, changes in the Government regulations, tax laws and other statutes and incidental factors.

CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CORPORATE GOVERNANCE

As part of the Tata Group, Tata Engineering's philosophy on Corporate Governance is founded upon a rich legacy of fair and transparent governance practices, many of which were in place before they were mandated. The Corporate Governance philosophy has been further strengthened with the adoption, a few years ago, by the Company of the Tata Business Excellence Model and the Tata Code of Conduct, and the adoption, last year of the requirements under Clause 49 of the Listing Agreement with the stock exchanges.

BOARD OF DIRECTORS

During the year under review, 6 Board Meetings were held on June 14, 2001, July 24, 2001, October 31, 2001, January 22, 2002, February 20, 2002 and March 27, 2002. The composition of the Board, attendance at Board Meetings held during the financial year under review and at the last Annual General Meeting, number of Directorships and memberships / chairmanships in public companies (including the Company) are given below:-

Name of the Director	Category	FY 2001-02 Attendance at		As on June 5, 2002		
				No. of Directorships @	Committee positions	
		Board Meetings	Last AGM		Member ✦	Chairman
Mr Ratan N Tata	Non-Executive Chairman, Promoter	6	Yes	14	5	—
Mr N A Palkhivala ❶	Non-Executive, Promoter	0	No	—	—	—
Mr N A Soonawala	Non-Executive, Promoter	6	Yes	12	6	3
Dr J J Irani ❉	Non-Executive, Promoter	6	Yes	12	8	1
Mr J K Setna	Non-Executive, Promoter	4	Yes	12	8	2
Mr V R Mehta ✡	Non-Executive, Independent	6	Yes	8	4	3
Mr R Gopalakrishnan	Non-Executive, Promoter	6	Yes	14	9	1
Mr N N Wadia	Non-Executive, Independent	6	No	12	2	1
Mr Helmut Petri ✱	Non-Executive, Independent	0	No	2	—	—
Mr S A Naik	Non-Executive, Independent	5	Yes	2	2	1
Mr Ravi Kant	Executive Director	5	Yes	5	1	—
Mr P P Kadle ❷	Executive Director	3	No	11	7	2
Dr V Sumantran ❸	Executive Director	3	No	1	—	—
Mr P K M Fietzek - *Alternate Director to Mr H Petri*	Non-Executive, Independent	1	No	1	—	—

@ *excludes Directorships in foreign companies*
✦ *Member does not include Chairman*
❉ *Tata Steel Representative*
✡ *Institutional Representative of UTI as an investor*
✱ *Representative of DaimlerChrysler AG*
❶ *Ceased to be a Director w.e.f. August 14, 2001*
❷ *Appointed w.e.f. October 31, 2001*
❸ *Appointed w.e.f. November 12, 2001*

As may be seen from the above, the Non-Executive Directors constitute more than half of the total number of Directors. The Company has a Non-Executive Chairman and the number of independent Directors are more than one third of the total strength. The day-to-day operations of the Company are being overseen by Mr R Gopalakrishnan as a member of the Committee of Directors, comprising himself and Mr Ratan N Tata. The required information as enumerated in Annexure I to clause 49 is made available to the Board of Directors.

Mr R Gopalakrishnan and Mr N N Wadia are liable to retire by rotation and being eligible offer themselves for re-appointment. Whilst the appointment of Mr P P Kadle and Dr V Sumantran as Executive Directors was approved by the Members at the Extra-Ordinary General Meeting held on March 27, 2002, their appointment as additional directors is being taken up at the forthcoming Annual General Meeting. Information as required under Clause 49 (VI) of the Listing Agreement is annexed to the notice of the Annual General Meeting.

AUDIT COMMITTEE

The Audit Committee of Directors constituted by the Board of Directors of the Company comprises of Mr V R Mehta, Chairman, Mr S A Naik and Mr J K Setna. The scope of the Committee includes:-

- review of the Company's financial reporting process, the financial statements and financial/risk management policies
- review of the adequacy of the internal control systems and functioning of the internal Audit team
- discussions with the management and the external auditors, the audit plan for the financial year and a joint post-audit review of the same

During the year under review, 12 Audit Committee Meetings were held on April 16, 2001, May 11, 2001, June 14, 2001, July 24, 2001, September 25, 2001, October 16, 2001, October 31, 2001, December 24, 2001, January 14, 2002, January 22, 2002, February 20, 2002 and March 18, 2002. The composition of the Audit Committee and attendance at its meetings is given hereunder :-

Composition of the Audit Committee	Mr V R Mehta (Chairman) Independent Director	Mr S A Naik Independent Director	Mr J K Setna Non-Executive Director	Mr N N Wadia Independent Director *
Number of meetings attended	12	11	10	1

* was appointed as a member of the Audit Committee only for the meeting held on July 24, 2001.

The Audit Committee Meetings are held at Corporate Headquarters or at Company's plants and usually attended by the Executive Director(s), the Finance head, the Chief Internal Auditor and Statutory Auditors. The Operation heads are invited to the meetings, as required. The Company Secretary acts as the Secretary of the Audit Committee. The Chairman of the Audit Committee was also present at the last Annual General Meeting of the Company.

MANAGERIAL REMUNERATION

a. **Remuneration Committee**

The Remuneration Committee of the Company reviews the remuneration of Managing / whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees' Stock Option Scheme. The Company has not issued any stock options to its directors/employees. It comprises of 3 Independent and 2 Non-Executive Directors viz. Mr N N Wadia, Chairman, Mr Ratan N Tata, Mr N A Soonawala, Mr V R Mehta and Mr S A Naik. Mr N N Wadia, Chairman of the Remuneration Committee was not present at the last Annual General Meeting.

During the year under review, two Remuneration Committee Meetings were held on June 14, 2001 and October 31, 2001 wherein all the members of the Remuneration Committee were present.

b. **Remuneration Policy**

The remuneration of the whole-time director(s)/appointee(s) is decided by the Remuneration Committee based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, performance/track record of the whole-time director(s)/ appointee(s) and is reported to the Board of Directors. The Company pays remuneration by way of salary, perquisites and allowances (fixed component), incentive remuneration and commission (variable component) to its whole-time directors. Annual increments are decided by the Remuneration Committee within the salary scale approved by the Members and are effective 1st April annually. The Remuneration Committee also decides on the commission payable to the whole-time directors on determination of profits for the financial year, within the ceilings on net profits prescribed under Sections 198 and 309 of the Companies Act, 1956 as also the incentive remuneration. In view of absence of profits as computed under Section 309(5) read with Section 198 of the Act, no commission was paid to the whole-time directors for the financial year ended March 31, 2002. The Members had, at the Extra-ordinary General Meeting held on March 27, 2002, approved of revised terms of appointment of Mr Ravi Kant and the appointment of Mr P P Kadle and Dr V Sumantran as Executive Directors. An application has been made to the Central Government seeking their approval for the appointment of Mr Ravi Kant, Mr P P Kadle and Dr V Sumantran as Executive Directors and for the payment of remuneration in excess of the limits prescribed under Schedule XIII of the Act.

The remuneration by way of commission to the Non-Executive Directors is decided by the Board of Directors and distributed to them based on their attendance and contribution at meetings. The Members at the Annual General Meeting of the Company held on July 25, 2000, approved the payment of a commission not exceeding 1% of the profits of the Company as computed under Section 309(5) read with Section 198 of the Act subject to a ceiling of Rs.15 lacs to the Non-Executive Directors. However, in view of absence of profits, no commission is payable to the Non-Executive Directors for the said financial year. A sitting fee of Rs.5,000/- per meeting of the Board, Audit Committee, Remuneration Committee, Investors' Grievance Committee, Committee of Board and Finance Committee is paid for attendance at the meetings of the said Board/Committees to its members (excluding Executive Directors).

c. Remuneration to Directors

- *Non-Wholetime Directors:*

(in Rupees)

Name	Commission	Sitting Fees
Mr Ratan N Tata	Nil	60,000
Mr N A Palkhivala	Nil	—
Mr N A Soonawala	Nil	60,000
Dr J J Irani	Nil	35,000
Mr J K Setna	Nil	80,000
Mr V R Mehta	Nil	1,00,000
Mr R Gopalakrishnan	Nil	60,000
Mr N N Wadia	Nil	50,000
Mr Helmut Petri	Nil	—
Mr S A Naik	Nil	1,00,000
Mr P K M Fietzek	Nil	5,000

- *Executive Directors:*

(in Rupees)

Name	Salary	Perquisites & Allowances	Commission	Incentive Remuneration**	Stock Options
Mr Ravi Kant	14,40,000	15,94,948	Nil	25,00,000	Nil
Mr P P Kadle*	5,53,548	3,23,344	Nil	10,00,000	Nil
Dr V Sumantran*	6,37,083	2,05,878	Nil	10,00,000	Nil

* for part of the year, they functioned as Executive Directors

** the above incentive remuneration is payable for the financial year 2001-02 has been approved by the Board of Directors based on the recommendations of the Remuneration Committee. Besides the above, an incentive remuneration of Rs.20,00,000/- and Rs.14,24,657/- is paid/payable to Mr F K Kavarana (former Executive Director) and Mr Ravi Kant respectively for the financial year 2000-01.

Note: An application for appointment of Executive Directors and payment of managerial remuneration in excess of the Schedule XIII limits of the Companies Act, 1956 has been made to the Central Government and remuneration in excess of the said limits would be paid on receipt of the said approval.

> **Salient features of the agreements executed by the Company with the Executive Directors:**

The Members had, at the Extra-Ordinary General Meeting held on March 27, 2002, approved of the revision in the terms of remuneration of Mr Ravi Kant as also the appointment and payment of remuneration to Mr P P Kadle and Dr V Sumantran. Given below are the terms and conditions of the executed agreements with the Executive Directors:-

Period of Appointment	5 years effective from:- Mr Ravi Kant - July 12, 2000; Mr P P Kadle - October 31, 2001; Dr V Sumantran - November 12, 2001
Remuneration	
– Salary Scale	Rs.70,000 - Rs.2,00,000
– Incentive Remuneration	Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria
– Commission	At the discretion of the Board annually, based on certain performance criteria, within the stipulated limits under the Companies Act
– Perquisites and allowances (excluding Company's contribution to provident, superannuation, gratuity fund and leave encashment)	Upto 125% of salary
– Minimum remuneration in case of inadequacy of profits during any financial year	Salary, incentive remuneration, perquisites and allowances as mentioned above but excluding commission
Notice period on either side	Six months
Severance fees payable by the Company for terminating employment	Six months' salary

INVESTORS' GRIEVANCE COMMITTEE

The Investors' Grievance Committee of the Board was constituted in March 2001 for redressal of investors' complaints like Share/Debenture transfers, non-receipt of Annual Reports, interest/dividend payments, issue of duplicate certificates, transfer and transmission (with or without legal representation) of Shares and Debentures and other allied transactions. Its scope also includes to delegate powers to the executives of the Company/share transfer agents to process share transfers etc. During the year under review, two Investors' Grievance Committee Meetings were held on December 24, 2001 and March 27, 2002 wherein all the Members of the Investors' Grievance Committee were present.

The said Committee comprises of Mr S A Naik, Chairman, Mr R Gopalakrishnan, Mr Ravi Kant and Mr P P Kadle as its Members. Mr H K Sethna, Company Secretary, who is also the Compliance Officer can be contacted at :

Bombay House,
24, Homi Mody Street,
Mumbai – 400 001

Tel: 2049131, 2867820
Fax : 2045474
Email : inv_rel@telco.co.in

23,324 members' complaints/queries were received during the period under review and 23 complaints/ queries and 100 share transfers were pending as on March 31, 2002 (these were lodged in the last week of March 2002).

COMMITTEE OF DIRECTORS

In addition to the above Committees, the Board has constituted the following Committees :-

1. Finance Committee of Directors to look into matters pertaining to finance and banking transactions,

granting power of attorneys, property matters and other day-to-day operations of the Company. The Committee comprises of Mr Ratan N Tata, Chairman, Mr N A Soonawala, Mr J K Setna, Mr R Gopalakrishnan and Mr P P Kadle. During the year under review, 5 Finance Committee Meetings were held on September 14, 2001, November 1, 2001, December 11, 2001, January 22, 2002 and February 7, 2002 wherein all the Members of the Finance Committee were present and 56 circular resolutions were passed.

2. Committee of Board to review capital expenditure, budgets, long term business strategies and organisational structure of the Company. The Committee comprises of Mr Ratan N Tata, Chairman, Mr N A Soonawala, Dr J J Irani, Mr R Gopalakrishnan and Mr N N Wadia. During the year under review, one Meeting of the Committee of Board was held on July 23 / 24, 2001 wherein all the Members of the Committee of Board were present.

GENERAL BODY MEETINGS

➢ **Location and time of General Meetings :**

<table>
<tr><th>Year</th><th>Type</th><th>Date</th><th>Venue</th><th>Time</th></tr>
<tr><td>2001-2002</td><td>EGM</td><td>March 27, 2002</td><td rowspan="7">Birla Matushri Sabhagar
19, Sir Vithaldas Thackersey Marg, Mumbai - 400 020</td><td>10.00 a.m</td></tr>
<tr><td>2001-2002</td><td>Meeting of the holders of 7% Fully Convertible Debentures</td><td>March 27, 2002</td><td>11.30 a.m.</td></tr>
<tr><td>2000-2001</td><td>AGM</td><td>August 14, 2001</td><td>3.30 p.m.</td></tr>
<tr><td>1999-2000</td><td>AGM</td><td>July 25, 2000</td><td>3.30 p.m.</td></tr>
<tr><td>1999-2000</td><td>EGM</td><td>March 28, 2000</td><td>4.00 p.m.</td></tr>
<tr><td>1998-1999</td><td>AGM</td><td>August 2, 1999</td><td>3.30 p.m.</td></tr>
<tr><td>1998-1999</td><td>EGM</td><td>February 22, 1999</td><td>3.30 p.m.</td></tr>
</table>

➢ All special resolutions moved at the last Annual General Meeting were passed by show of hands by requisite majority of members attending the meeting and no resolutions were required to be passed by postal ballot.

OTHER DISCLOSURES

➢ During the year under review, besides the transactions reported elsewhere in the Annual Report, there were no other related party transactions with its promoter, directors, management and subsidiaries that had a potential conflict with the interest of the Company at large.

➢ The Company has complied with various rules and regulations prescribed by Stock Exchanges, Securities and Exchange Board of India or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Company.

MEANS OF COMMUNICATION

Half-yearly report sent to each household of shareholders	Yes
Quarterly and half yearly results	Are published in Times of India, Economic Times, Maharashtra Times (Marathi) & Nav Bharat Times
Any website, where displayed	www.telcoindia.com
Whether it also displays official news releases; and the presentations made to institutional investors or to the analysts	Yes
Whether MD&A is a part of Annual Report	Yes

GENERAL INFORMATION FOR MEMBERS

Annual General Meeting

➢ Date and Time	:	July 26, 2002 at 3.30 p.m.
➢ Venue	:	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020
Dividend Payment Date	:	The Directors have not recommended any dividend on Ordinary Shares for the financial year 2001-2002.
Date of Book Closure	:	July 8, 2002 to July 26, 2002 (Both days inclusive)
Financial Calendar	:	Financial reporting for the quarter ending June 30, 2002 — End July 2002
		Financial reporting for the quarter ending September 30, 2002 — End October 2002
		Financial reporting for the quarter ending December 31, 2002 — End January 2003
		Financial reporting for the quarter ending March 31, 2003 — End May 2003
		Annual General Meeting for the year ended March 31, 2003 — End July 2003

➢ **Listing:**

The Stock Exchanges on which the Company's securities are listed and the Company's Stock Code is given below:

1 The Stock Exchange, Mumbai
(Regional Stock Exchange)
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai – 400 001
☆ *Demat – '500570'*

2 The National Stock Exchange of India Ltd.
Trade World, Senapati Bapat Marg,
Lower Parel, Mumbai - 400 013
☆ *Alpha – 'Telco EQ'*

3* The Stock Exchange, Ahmedabad
Kamdhenu Complex,
Opp. Sahajanand College,
Panjarapole, Ahmedabad - 380 015
☆ *Alpha - 'Telco' Numeric - 530'*

4* Bangalore Stock Exchange Ltd.
Stock Exchange Towers, No.51,
1st Cross, J C Road,
Bangalore – 560 027
☆ *TELCO*

5* Madras Stock Exchange Ltd.
'Exchange Building', P.B. No. 183,
11, Second Line Beach,
Chennai - 600 001
☆ *Alpha - 'TLC'*

6* Cochin Stock Exchange Ltd.
MES, Dr. P K Abdul Gafoor Memorial
Cultural Complex, 36/1565,
4th Floor, Judges Avenue,
Kaloor, Cochin-682 017
☆ *Alpha - 'TEC'*

7 The Delhi Stock Exchange Association Ltd., DSE House, 3/1, Asaf Ali Road,
New Delhi-110 092
☆ *Numeric - 100043*

8* The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar,
Hyderabad - 500 029
☆ *Alpha - 'TLC'*

9* Madhya Pradesh Stock Exchange
'Rajani Bhavan', 3rd Floor,
Opp. High Court, Indore - 452 001
☆ *Numeric – '1573' Alpha – 'TELCO'*

10* The Uttar Pradesh Stock Exchange Association Ltd.
Padam Towers, 4/113 Civil Lines,
Kanpur - 208 001
☆ *Numeric - '500369' Alpha - 'TELC'*

11 The Calcutta Stock Exchange Association Ltd., 7, Lyons Range,
Kolkata - 700 001
☆ *Weekly segment - '56'*
☆ *Rolling segment - '10000056'*

12 The Ludhiana Stock Exchange Association Ltd.
Feroze Gandhi Market,
Ludhiana - 141 001
☆ *570*

13* Pune Stock Exchange Ltd.
Shivleela Chambers,
752, Sadashiv Peth,
R B Kumthekar Marg, Pune - 411 030
☆ *570*

☆ Stock Codes of the respective stock exchanges

* Considering the wide networks of BSE and NSE, Members' approval is being sought at the forthcoming Annual General Meeting for delisting the Company's Ordinary Shares from the said 8 stock exchanges. For details of the proposal, please refer to the notice of the Annual General Meeting.

The Company has paid listing fees to all the stock exchanges for the financial year 2001-02 and 2002-03.

The Global Depository Shares (GDSs) underlying the Global Depository Receipts (GDRs) issued by the Company in the International Market are listed on the Luxembourg Stock Exchange. The GDSs underlying the GDRs issued by the Company in the U.S. Markets are eligible for restricted trading through the Automated Linkages Market of The Nasdaq Stock Market, Inc.

> **Market Information :**

Market price data - monthly high/low and trading volumes during the last financial year on the BSE / NSE depicting liquidity of the Company's Ordinary Shares on the said exchanges is given hereunder :-

Stock Exchange	The Stock Exchange, Mumbai				National Stock Exchange of India Ltd.			
Month	High (Rs.)	Low (Rs.)	No. of Shares Traded	Turnover (Rs. in Lacs)	High (Rs.)	Low (Rs.)	No. of Shares Traded	Turnover (Rs. in Lacs)
April 2001	75.95	58.90	26576237	18008.29	75.60	58.80	23559641	15901.59
May 2001	84.25	73.15	17577691	13935.35	84.60	72.90	17750900	14122.99
June 2001	80.35	58.85	6597998	4695.46	80.65	58.85	7368981	5266.40
July 2001	77.50	60.25	4823262	3457.42	77.45	60.30	6906626	4856.00
August 2001	82.65	68.50	4765247	3646.04	82.65	68.95	6802036	5201.14
September 2001	76.40	63.45	2650034	1895.99	76.95	63.70	3879717	2775.93
October 2001	86.55	67.10	7963744	6167.14	86.70	67.35	9051609	7009.18
November 2001	104.00	80.80	22229120	20496.14	104.40	80.80	28676400	26616.14
December 2001	110.70	94.85	5668287	5922.83	110.55	94.55	9624580	10032.17
January 2002	130.90	99.55	17326400	20414.92	130.70	99.20	32373460	38412.76
February 2002	146.60	124.00	19439831	27247.41	146.85	124.25	41771525	58664.88
March 2002	144.40	117.50	13773190	17934.49	143.70	117.45	21332905	27787.95

> The performance of the Company's scrip on the BSE as compared to the BSE Sensex :-


160
140
120
100
80
60
40
20
0
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Apr. 01
May 01
Jun. 01
Jul. 01
Aug. 01
Sep. 01
Oct. 01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
Mar. 02
Tata Engineering
Sensex

> The monthly high and low of the Company's GDRs during the last financial year is given hereunder:

(in US$)

Month	High & Low		Month	High & Low	
April 2001	1.75	1.4	October 2001	1.65	1.45
May 2001	1.75	1.6	November 2001	2	1.65
June 2001	1.75	1.4	December 2001	2.2	2
July 2001	1.625	1.3	January 2002	2.5	2.1
August 2001	1.75	1.45	February 2002	2.95	2.5
September 2001	1.65	1.45	March 2002	2.9	2.45

> **Registrar and Transfer Agents :**

Members are requested to correspond with the Company's Registrar & Transfer Agents - Tata Share Registry Limited quoting their folio no. at the following addresses :-

(i) For transfer lodgement, delivery and correspondence :-

Tata Share Registry Limited
Unit: TELCO, Army & Navy Bldg., 148
Mahatma Gandhi Road, Fort, Mumbai – 400 001

Tel.: 287 3831, Fax : 284 4160
E-mail : csg-unit@tatashare.com
website :www.tatashare.com

(ii) For the convenience of members based in the following cities, transfer documents and letters will also be accepted at the following branches / agency of Tata Share Registry Limited (TSRL) :-

Branches

1 503, Barton Centre, 5th Floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080 – 532 0321, Fax : 080-558 0019

2 C/o Tata Finance Limited
Apeejay House
Block – A, 7th Floor, 15 Park Street
Kolkata – 700 016
Tel : 033 - 229 6867, Fax : 033 – 226 9789
e-mail : tsrlcal@cal2.vsnl.net.in

3 Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur – 831 001
Tel: 0657 – 426 616, Fax: 0657 – 426 937

4 Plot No.2/42, Sant Vihar
Ansari Road,
Daryaganj
New Delhi – 110 002
Tel : 011 - 327 1805, Fax : 011 - 327 1802
e-mail : tsrldel@giasd101.vsnl.net.in

Agent

Shah Consultancy Services Limited
1 Sumatinath Complex, 2nd Dhal, Pritam Nagar, Ellisbridge, Ashram Road,
Ahmedabad – 380 006. Tel: 079 – 657 5094, Fax : 079 – 657 6038

> **Share Transfer System :**

Shares lodged for transfer at the Registrar's address are normally processed within 15 days from the date of lodgement, if the documents are clear in all respects. All requests for dematerialisation of shares are processed and the confirmation is given to the depositories within 15 days. Senior Executives of the Company and the Company Secretary are empowered to approve transfer of shares and debentures. Grievances received from Members and other miscellaneous correspondence on change of address, mandates, etc. are processed by the Registrars within 30 days.

> **Distribution of shareholding as on March 31, 2002 :**

Range of Ordinary Shares	No. of Shares	% to Capital	No. of Holders	% to Holders
1 to 100	149171	0.05	22646	9.38
101 to 500	1954351	0.61	60529	25.07
501 to 1000	4115771	1.29	50275	20.82
1001 to 5000	19710229	6.16	83429	34.56
5001 to 10000	10725263	3.35	15150	6.28
Above 10000	283127610	88.54	9396	3.89
TOTAL	319782395	100.00	241425	100.00

> **Shareholding Pattern :**

Category	As on March 31, 2002		As on March 31, 2001	
	No. of Shares	%	No. of Shares	%
Individuals	49116568	15.36	56377268	22.04
Companies, Mutual Funds & Trusts	23614442	7.38	13227979	5.17
Tata Group Companies*	102996528	32.21	64849896	25.35
Foreign Institutional Investors	43458571	13.59	16812485	6.57
NRIs & Foreign Companies	45840974	14.34	48093912	18.79
Nationalised & Other Banks	1264954	0.40	573122	0.22
Government & Public Financial Institutions	53490358	16.73	55921681	21.86
Total	319782395	100.00	255856343	100.00

* the increase in Tata Group Companies' holding is due to the subscription in the Company's Rights Issue

> **Dematerialisation of shares :**

Electronic holding by members comprises of 76.31% of the paid up Ordinary Share Capital of the Company held through the National Securities Depository Limited (75.57%) and Central Depository Securities (India) Limited (0.74%) as on March 31, 2002.

> **Outstanding Global Depository Receipts (GDRs):**

- **GDRs** – Outstanding number of GDRs as on March 31, 2002 is 1,63,62,427. Each GDR represents one underlying Ordinary Share. There were no warrants/convertible bonds outstanding on that date. There were no ADRs or convertible instruments outstanding on that date.
- **Warrants** – The holders of 2,55,58,704 warrants and fractional coupons for 11,717 warrants issued on the Convertible and Non-convertible Debentures on a rights basis are entitled to apply for 1 ordinary share of Rs. 10/- each per warrant at a premium of Rs. 110/- at any time between June 6, 2003 and September 30, 2004.
- **Securities** – Out of the Rights Issue of Convertible and Non-convertible Debentures as on March 31, 2002, 38034 Ordinary Shares (arising out of conversion of CDs), 15214 NCDs and 15213 Detachable Warrants on the CDs/NCDs, being the entitlement on Ordinary Shares which are the subject matter of various suits filed in the courts/forums by third parties for which final order is awaited, are held in abeyance.

> **Plant Locations:**

Plant Location	Range of Products Produced
Pimpri, Pune-410 018	Medium and Heavy Commercial Vehicles (M&HCVs), Light Commercial Vehicles (LCVs), Utility Vehicles (UVs) and Cars
Jamshedpur Town Post Office, Jamshedpur – 831 010	M&HCVs & LCVs
Chinhat Deva Road, Lucknow – 227 105	M&HCVs, LCVs & UVs
KIADB Block – 2, Belur Industrial Area, Dharwad – 580 007	Project under construction/formulation

> **Address for Correspondence :**

Tata Engineering and Locomotive Company Limited
Bombay House,
24 Homi Mody Street,
Mumbai 400 001.

CERTIFICATE

TO THE MEMBERS OF

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

We have examined the compliance of the conditions of Corporate Governance by Tata Engineering & Locomotive Company Limited, for the year ended on March 31, 2002, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof, adopted by the Company for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion of the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that based on the report given by the Registrars of the Company to the Investors' Grievance Committee, as on March 31, 2002 there were no investor grievance matters against the Company remaining unattended/pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, June 5, 2002

AUDITORS' REPORT

TO THE MEMBERS OF

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

1. We have audited the attached Balance Sheet of Tata Engineering and Locomotive Company Limited, as at March 31, 2002 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:
   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (b) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;
   (c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   (d) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
   (e) on the basis of the written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;
   (f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002;

      and

      (ii) in the case of the Profit and Loss Account, of the loss of the Company for the year ended on that date.

For A. F. FERGUSON & CO.
Chartered Accountants,

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y H MALEGAM
Partner

Mumbai, June 5, 2002

ANNEXURE TO THE AUDITORS' REPORT

Referred to in paragraph 3 of our report of even date on the accounts for the year ended March 31, 2002, of Tata Engineering and Locomotive Company Limited.

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. As explained to us, a physical verification of a major portion of fixed assets was conducted by the Management during the year. In our opinion, the frequency of verification is reasonable. Having regard to the size of the operations of the Company and on the basis of explanations received, in our opinion, the net differences found on physical verification were not significant.

2. None of the fixed assets has been revalued during the year.

3. As explained to us, the stocks of finished goods (other than a significant part of the spare parts held for sale) and work in progress in the Company's custody have been physically verified by the Management as at the end of the financial year or after the year end, and in respect of stocks of stores and spares, and the aforesaid spare parts held for sale, and raw materials in the Company's custody, there is a perpetual inventory system and a substantial portion of the value of the stocks have been verified during the year. In our opinion, the frequency of verification is reasonable. In the case of materials lying with third parties, certificates confirming stocks have been received in respect of a substantial portion of the stocks held during the year or at the year end.

4. According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on verification between the physical stocks and the book records were not material, having regard to the size of the operations of the Company.

6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The Company has not taken or granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 where the rate of interest and other terms and conditions are prima facie prejudicial to the interest of the Company. We are informed that during the year there were no companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956.

8. (a) In respect of loans, and advances in the nature of loans where no repayment schedule has been specified, an amount of Rs. 10.73 Crores (net of unadjusted credits) and interest of Rs. 2.61 Crores remains outstanding as at March 31, 2002. No provision is considered necessary by the Management. Reasonable steps have been taken by the Company for recovery of the above outstandings.

   (b) In respect of other loans, and advances in the nature of loans, parties have generally repaid the principal amount as stipulated and have also been regular in the payment of the interest.

9. In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of a special nature and comparable alternative quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, raw material including components, plant and machinery, equipment and other assets, and for the sale of such goods.

10. In our opinion and having regard to our comments in paragraph 9 above, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year Rs. 50,000/-(Rupees Fifty Thousand) or more in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services, where such market prices are available with the Company or prices at which transactions for similar goods or services have been made with other parties.

11. As explained to us, unserviceable or damaged stores, raw materials and finished goods are determined by the Management and adequate provisions have been made in the accounts for the loss so determined.

12. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

13. In our opinion, reasonable records have been maintained by the Company for the sale of scrap. We are informed that no realisable by-products are generated by the Company's operations.

14. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

15. We have broadly reviewed the books of account maintained by the Company relating to the manufacture of Motor Vehicles pursuant to the order made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information given to us, the Central Government has not prescribed the maintenance of cost records under Sect ion 209(1)(d) of the Companies Act, 1956 for any other products of the Company.

16. We are informed by the Company that the Employees' State Insurance Act, 1948 (ESI) is applicable only to certain locations of the Company and in respect of such locations, the contributions deducted / accrued by the Company as per the books have been regularly deposited. Provident Fund dues have been regularly deposited during the year with the appropriate authorities. However, demand of Rs. 31.22 lacs received from the authorities in respect of ESI Contributions have been disputed by the Company and have accordingly not been paid.

17. According to the information and explanations given to us there were no undisputed amounts payable in respect of income-tax, wealth tax, sales tax, customs duty and excise duty which have remained outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.

18. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

19. The Company is not a sick industrial company within the meaning of Clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

20. In respect of the Company's service activity, we report that:
    (a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials consumed to the relative jobs,
    (b) the Company has a reasonable system of authorisation at proper levels and an adequate system of internal control on issue of stores and allocation of stores and labour to jobs, commensurate with the size of the Company and the nature of its business.

21. In respect of the Company's trading activity, as explained to us, damaged goods have been determined and adequate provision has been made for the loss arising thereon.

For A. F. FERGUSON & CO.
Chartered Accountants,

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y H MALEGAM
Partner

Mumbai, June 5, 2002

Tata Engineering and Locomotive Company Limited

Balance Sheet as at March 31, 2002

	Schedule	Page	Rupees Crores	Rupees Crores	As at March 31, 2001 Rupees Crores
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Capital	1	10	319.82		255.90
(b) Reserves and Surplus	2	10	2145.24		2997.88
				2465.06	3253.78
2. LOAN FUNDS					
(a) Secured	3	11	1344.78		1813.33
(b) Unsecured	4	11	962.94		1185.55
				2307.72	2998.88
3. TOTAL FUNDS EMPLOYED				4772.78	6252.66
APPLICATION OF FUNDS					
4. FIXED ASSETS					
(a) Gross Block	5	12	5769.50		5638.14
(b) Less - Depreciation			2431.72		2090.67
(c) Net Block			3337.78		3547.47
(d) Capital Work in Progress			140.56		276.13
				3478.34	3823.60
5. INVESTMENTS	6	13		1189.92	1387.18
6. DEFERRED TAX ASSETS (NET)				95.00	—
7. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			0.07		0.07
(b) Inventories	7	15	987.51		1105.10
(c) Sundry Debtors	8	15	804.23		758.02
(d) Cash and Bank Balances	9	16	326.54		115.46
(e) Loans and Advances	10	16	638.78		782.91
			2757.13		2761.56
8. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	17	2552.28		2434.38
(b) Provisions	12	17	195.33		177.18
			2747.61		2611.56
9. NET CURRENT ASSETS [(7) less (8)]				9.52	150.00
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	17		—	891.88
11. TOTAL ASSETS (NET)				4772.78	6252.66
12. SIGNIFICANT ACCOUNTING POLICIES		18			
13. NOTES TO BALANCE SHEET	14	20			

As per our report attached

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

H K SETHNA
Company Secretary

Mumbai, June 5, 2002

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA, J J IRANI, J K SETNA, V R MEHTA, R GOPALAKRISHNAN, N N WADIA, S A NAIK — Directors

RAVI KANT, PRAVEEN P KADLE, V SUMANTRAN — Executive Directors

Mumbai, June 5, 2002

Profit and Loss Account for the year ended March 31, 2002

INCOME	Schedule	Page	Rupees Crores	Rupees Crores	2000-01 Rupees Crores
1. SALE OF PRODUCTS AND OTHER INCOME	A	6		8918.06	8164.22
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	7	8299.34		7778.67
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			(144.63)		(112.32)
				8154.71	7666.35
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/ EXCEPTIONAL ITEMS AND TAX				763.35	497.87
4. AMORTISATION OF DEFERRED REVENUE EXPENSES				89.83	137.36
5. DEPRECIATION				354.68	347.37
6. INTEREST [Note B (6), Page 28]				382.23	443.58
(LOSS)FOR THE YEAR BEFORE EXTRA-ORDINARY / EXCEPTIONAL ITEMS AND TAX...				(63.39)	(430.44)
7. PROVISION FOR CONTINGENCIES [Note B (7), Page 29]				(20.00)	—
8. POWER COST RELATING TO PREVIOUS YEARS				—	(48.99)
9. EMPLOYEE SEPARATION COST				(25.82)	(16.71)
10. ADJUSTMENT ON SALE OF UNDERTAKING				—	(4.20)
(LOSS) BEFORE TAX				(109.21)	(500.34)
11. PROVISION FOR TAXATION					
(I) CURRENT				—	—
(II) DEFERRED [Note B (8), Page 29]				55.48	—
(LOSS) AFTER TAX				(53.73)	(500.34)
12. TRANSFER FROM GENERAL RESERVE				53.73	353.65
13. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK...................................				—	11.20
14. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				—	135.49
AMOUNT AVAILABLE FOR APPROPRIATION/ BALANCE CARRIED TO BALANCE SHEET				—	—
15. EARNINGS PER SHARE [Note B(9), Page 29] Basic and Diluted .... Rupees				(1.98)	(18.45)
16. SIGNIFICANT ACCOUNTING POLICIES		18			
17. NOTES TO PROFIT AND LOSS ACCOUNT.....	14 to 18	28			

As per our report attached

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, June 5, 2002

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
} Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
} Executive Directors

Mumbai, June 5, 2002

Schedule forming part of the profit and loss account

"A" [Item no. 1]

	Rupees Crores	2001-02 Rupees Crores	2000-01 Rupees Crores
SALE OF PRODUCTS AND OTHER INCOME			
1. SALE OF PRODUCTS/OTHER INCOME FROM OPERATIONS			
(a) Sale of Products/Services (Schedule 15, Page 31)	8636.71		7906.29
(b) Income from Hire Purchase Contracts (Note 1, 2 & 3 below)	73.34		63.20
(c) Miscellaneous Receipts (Note 4 below)	94.40		98.14
(d) Excess debits/Short credits in respect of Previous Years (Net)	90.35		10.18
		8894.80	8077.81
2. DIVIDEND/OTHER INCOME (Note 7 below)			
(i) Trade Investments	15.99		11.09
(ii) Other Investments (Note 5 below)	0.61		13.22
(iii) Other Non-operational Income (Note 6 below)	3.05		20.10
(iv) Profit on sale of Investments (Trade, Long Term)	2.17		42.00
(v) Profit on sale of Investments (Non-Trade, Long Term)	1.44		—
		23.26	86.41
		8918.06	8164.22

	2001-02 Rupees Crores	2000-01 Rupees Crores
Notes : (1) Value of Hire Purchase Contracts entered into during the year :		
(i) Purchased vehicles (Note 2 below)	746.84	513.04
(ii) Vehicles from Company's stocks	65.05	69.29
(2) Value of vehicles purchased and issued on Hire Purchase Contracts during the year	620.52	418.48
(3) Income from Hire Purchase Contracts includes net income on lease rental and securitisation of receivables under Hire Purchase Contracts	14.40	19.24
(4) Miscellaneous Receipts include :		
(i) Profit on sale of assets [including Capital Profits Rs. 0.76 Crore (2000-01: Rs. 0.72 Crore)]	2.16	1.50
(ii) Excess of the face value over cost of the US Dollar Bonds bought back and cancelled	4.47	10.06
(5) Includes Income from Current Investments	0.58	—
(6) Represents compensation for termination of business and non-compete agreement (previous year-Sale of occupancy rights)	3.05	17.98
(7) Dividend/Other Income from Investments include:		
(i) Tax deducted at source	0.02	0.02
(ii) Dividend from subsidiary companies	3.84	—

Schedule forming part of the profit and loss account

"B" [Item no. 2]

	Rupees Crores	2001-02 Rupees Crores	2000-01 Rupees Crores
MANUFACTURING AND OTHER EXPENSES			
1. Purchase of Products for Sale etc. [Note B (1), Page 28]		255.89	257.12
2. Consumption of Raw Materials and Components (Schedule 18, Page 35)		4460.58	4470.95
3. Processing Charges		203.16	66.89
4. Payments to and Provisions for Employees :			
(a) Salaries, Wages and Bonus	454.78		449.76
(b) Superannuation, Gratuity, etc.	119.88		46.08
(c) Contribution to Provident Fund, etc.	30.19		29.17
(d) Workmen and Staff Welfare Expenses [Note B (i), Page 8]	86.79		83.14
		691.64	608.15
5. Expenses for Manufacture, Administration and Selling :			
(a) Stores, Spare Parts and Tools Consumed	165.36		157.76
(b) Freight, Transportation, Port Charges, etc.	121.93		105.40
(c) Repairs to Buildings [Note B (ii), Page 8]	7.44		6.64
(d) Repairs to Plant, Machinery, etc. [Note B (iii), Page 8]	10.96		12.10
(e) Power and Fuel	184.78		185.18
(f) Rent	8.47		9.43
(g) Rates and Taxes	17.33		26.61
(h) Provision for Wealth Tax	0.54		1.25
[Net of write back Rs. 0.67 Crore (2000-01 : Rs. Nil)]			
(j) Insurance	28.09		24.42
(k) Publicity	83.02		71.89
(l) Works Operation Expenses [Note B (iv), Page 8]	133.15		111.38
(m) Other Expenses [Note B (v), Page 8]	361.68		312.24
(n) Incentive/Commission to Dealers	127.00		115.69
		1249.75	1139.99
6. Excise Duty		1389.29	1292.24
		8250.31	7835.34
7. Changes in Stock in Trade and Work in Progress:			
Opening Stock	723.20		666.53
Less: Closing Stock	674.17		723.20
		49.03	(56.67)
		8299.34	7778.67

Schedule forming part of the profit and loss account

"B" [Item no. 2] (Contd.)

	2001-02 Rupees Crores	2000-01 Rupees Crores
NOTES :		
(i) Item 4 (d) – Workmen and Staff Welfare Expenses include net provisions for staff welfare scheme	13.52	13.16
(ii) Item 5 (c) – Repairs to Buildings exclude amounts charged to other revenue accounts	5.96	3.54
(iii) Item 5 (d) – Repairs to Plant, Machinery, etc. exclude amounts charged to other revenue accounts	56.75	56.54
(iv) Item 5 (l) – Works Operation Expenses include –		
(1) Loss on assets sold/scrapped/written off	1.41	1.37
(2) Lease Rentals in respect of Plant & Machinery	1.44	1.48
(v) Item 5 (m) – Other Expenses include –		
(1) Commission and Brokerage on Sales	13.01	18.24
(2) Provision for doubtful Sundry Debtors/Advances	75.78	14.44
(3) Other Provisions [Schedule 12(d),Page 17]	84.52	72.61
(4) Exchange differences (Net)	6.00	9.95
(5) Provision for diminution in value of investments (Net)	1.37	13.00
(6) Securitisation expenses for Hire Purchase Contracts	9.19	10.24

	Rupees	Rupees
(7) Auditors' Remuneration –		
Audit Fees [Including service tax Rs.3,25,000/- (2000-01: Rs.2,25,000/-)]	68,25,000	47,25,000
In other Capacities – Company Law Matters [Including service tax Rs.1,250/- (2000-01: Rs.1,250/-)]	26,250	26,250
Tax Audit [Including service tax Rs.80,000/- (2000-01: Rs.80,000/-)]	16,80,000	16,80,000
Other Services* [Including service tax Rs.94,075/- (2000-01: Rs.98,250/-)]	22,65,575	21,79,800
Reimbursement of travelling and out-of-pocket expenses	3,83,544	3,63,334
(8) Cost Auditors' Remuneration -		
Audit Fees [Including service tax Rs.27,500/- (2000-01: Rs.22,500/-)].	5,77,500	4,72,500
Reimbursement of travelling and out-of-pocket expenses	26,500	1,20,904

* This excludes Rs. 47,25,000/- [Including service tax Rs. 2,25,000/- (2000-01: Rs. Nil)] paid for services rendered in connection with the Rights Issue, which has been charged to Securities Premium Account.

Schedule forming part of the profit and loss account

"B" [Item no. 2] (Contd.)

MANAGERIAL REMUNERATION :	Rupees Crores	2001-02 Rupees Crores	2000-01 Rupees Crores
1. Managerial Remuneration for Directors (excluding provision for encashable leave as separate actuarial valuation for Whole-time Directors is not available) [Note B (4), Page 28]		**1.39**	0.56
2. The above is inclusive of :			
Estimated expenditure on perquisites		**0.20**	0.27
Contribution to Provident/Superannuation/Gratuity Fund		**0.12**	0.08
3. Directors sitting fees		**0.05**	0.04
4. Commission to Directors :			
(a) (Loss) after Tax as per Profit and Loss Account		**(53.73)**	(500.34)
(b) Add: Managerial Remuneration	**1.39**		0.56
Directors sitting fees	**0.05**		0.04
Provision for Taxation - Deferred	**(55.48)**		—
Provision for diminution in value of investment (Net)	**1.37**		13.00
Provision for Contingencies	**20.00**		—
Depreciation as per Books	**354.68**		347.37
		322.01	360.97
		268.28	(139.37)
(c) Less: i) Capital Profit :			
a) Sale of Assets	**(0.76)**		(0.72)
b) Excess of the face value over cost of bonds bought back and cancelled	**(4.47)**		(10.06)
c) Adjustment on Sale of Business Undertaking	—		4.20
d) Sale of Investments	**(3.61)**		(42.00)
e) Assignment of Tenancy Rights	—		(17.98)
f) Compensation for termination of business and non-compete agreement	**(3.05)**		—
ii) Depreciation as per Section 350 of the Companies Act, 1956	**(354.68)**		(347.37)
		(366.57)	(413.93)
		(98.29)	(553.30)
(d) Less: Excess of expenditure over income in so far as such excess has not been deducted (See Note below)		**(205.93)**	—
Net (Loss) as per Sections 349/350		**(304.22)**	(553.30)
(e) Commission to Whole-time Directors ... Rupees		—	—
(f) Commission to Non-Whole-time Directors ... Rupees		—	—

Note: The Company has been legally advised that for the purpose of calculating profit/loss under Sections 349/350, depreciation should not be included in the excess of expenditure over income. Accordingly, the excess of expenditure over income for previous years has been recomputed.

Schedules forming part of the balance sheet

"1" [Item no. 1 (a)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
SHARE CAPITAL [Note A (1)]		
Authorised:		
35,00,00,000 Ordinary Shares of Rs. 10 each (2000-01: 35,00,00,000 shares) and ...	350.00	350.00
5,00,00,000 Unclassified Shares of Rs. 10 each (2000-01 : 5,00,00,000 shares)	50.00	50.00
	400.00	400.00
Issued:		
31,98,85,379 Ordinary Shares of Rs. 10 each (2000-01: 25,59,21,293 Shares)	319.89	255.92
Subscribed:		
31,97,82,395 Ordinary Shares of Rs.10 each fully paid up (2000-01: 25,58,56,343 Shares)	319.78	255.86
Less: Calls in arrears.	0.01	0.01
	319.77	255.85
Share Forfeiture	0.05	0.05
Capital Suspense:		
Share monies pending allotment Rs.3,610 (2000-01: Rs.3,610)		
	319.82	255.90

"2" [Item no. 1 (b)]

	As at March 31, 2001 Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	As at March 31, 2002 Rupees Crores
RESERVES AND SURPLUS				
(a) Securities Premium	1702.02	693.11@	1190.02#	1205.11+
	1702.02	—	—	1702.02+
(b) Capital Redemption Reserve	2.28	—	—	2.28
	2.28	—	—	2.28
(c) Debenture Redemption Reserve	334.15	—	—	334.15
	334.15	—	—	334.15
(d) Amalgamation Reserve	0.05	—	—	0.05
	0.05	—	—	0.05
(e) Investment Allowance (Utilised) Reserve.	0.90	—	—	0.90
	12.10	—	11.20	0.90
(f) General Reserve	958.48	—	355.73*	602.75
	1312.13	—	353.65	958.48
	2997.88	693.11	1545.75	2145.24
	3362.73	—	364.85	2997.88
(g) Profit and Loss Account				—
				—
				2145.24
				2997.88

@ Includes **Rs. 341.52 Crores** on account of deferred tax liability applicable to adjustment of Deferred Revenue Expenditure against Securities Premium Account (Note B(8), Page 29) and premium on conversion of 7% Secured Convertible Debentures into equity **Rs. 351.59 Crores.**

Consist of Adjustments aggregating **Rs. 1178.91 Crores** as per High Court Order in terms of Section 78 of the Companies Act, 1956 (Note B(5), Page 28), Rights Issue Expenses of **Rs. 7.21 Crores** and Premium on redemption of debentures **Rs. 3.90 Crores.**

+ Net of Calls in arrears **Rs. 0.03 Crore** (2000-01: Rs. 0.03 Crore)

* Includes Deferred Tax Provision in respect of previous years **Rs. 302.00 Crores** (Note B (8), Page 29) and transfer to Profit and Loss account **Rs. 53.73 Crores.**

Schedules forming part of the balance sheet

"3" [Item no. 2 (a)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
LOANS — Secured [Note 2, Page (20)]		
(a) Privately placed Non-Convertible Debentures :		
(i) 16% Non-Convertible Debentures (2003-2005) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	75.00	150.00
(ii) 14.5% Non-Convertible Debentures (2002)	—	50.00
(iii) 12.25% Non-Convertible Debentures (2004) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	95.00	115.00
(iv) 14.75% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	128.50	138.00
(v) 14.30% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	75.00	75.00
(vi) 13.50% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	87.00	87.00
(vii) 13% Non-Convertible Debentures (2003)	—	25.00
(viii) 11.40% Non-Convertible Debentures (2006) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	132.00	177.00
(ix) 11.85% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	75.00	75.00
(x) 11.25% Non-Convertible Debentures (2001).	—	50.00
(xi) 10.50% Non-Convertible Debentures (2002) [Notes 2(i)(b) and 2 (ii), Page 20 & 21]	50.00	—
(xii) 11.75 % Non-Convertible Debentures (2001)	—	107.00
(b) 11% Non-Convertible Debentures(2005-2007)* [Notes 2(i)(a) and 2 (ii), Page 20 & 21]	255.11	—
(c) Loans from Housing Development Finance Corporation Ltd. [Note 2(i)(c), Page 21]	13.38	17.66
(d) Term Loan from State Bank of India [Note 2(i)(d), Page 21].	200.00	200.00
(e) Term Loan from Allahabad Bank	—	7.92
(f) Sales Tax Deferment Loan [Note 2(i)(e), Page 21]	104.07	82.16
(g) From Banks - Loans and Cash Credit Accounts [Note 2(i)(f), Page 21]	49.94	441.47
(h) From Banks - Loans and Overdraft Accounts [Note 2(i)(g), Page 21]	4.78	15.12
	1344.78	1813.33

* Net of calls in arrears Rs. 0.59 Crores (2000-01: Rs. Nil)

"4" [Item no. 2 (b)]

	Rupees Crores	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
LOANS – Unsecured			
(a) Fixed Deposits		36.54	59.20
(b) Short Term Loans :			
(i) From Banks	15.25		41.97
(ii) Privately placed Non-Convertible Debentures :			
(1) 11.45% Non-Convertible Debentures (2001)	—		40.00
(2) 10.35% Non-Convertible Debentures (2001)	—		50.00
@ (iii) From Others	1.06		12.27
(iv) Commercial Paper issued [maximum balance outstanding during the year Rs. 685 Crores (2000-01: Rs. 700 Crores)]	275.00		205.00
		291.31	349.24
(c) Other Loans :			
**(i) From Banks [Including in foreign currency Rs. 351.41 Crores (as at March 31, 2001 Rs. 335.66 Crores)]	417.73		483.41
(ii) From Others [Including in foreign currency Rs. 217.36 Crores (as at March 31, 2001 Rs. 293.38 Crores)]	217.36		293.70
		635.09	777.11
		962.94	1185.55
@ Including from subsidiary companies		—	0.83
** *Including payable in respect of finance lease*		65.73	102.97

Schedules forming part of the balance sheet

"5" [Item no. 4]

	FIXED ASSETS	Cost as at March 31, 2001 Rupees Crores	Additions Rupees Crores	Deductions/ Adjustments Rupees Crores	Cost as at March 31, 2002 Rupees Crores	Deprecia-tion for the Year 2001-02 Rupees Crores	Total Deprecia-tion upto March 31, 2002 Rupees Crores	Net Book Value as at March 31, 2002 Rupees Crores
(a)	Land	**8.52**	—	—	**8.52**	—	—	**8.52**
		8.52	—	—	8.52	—	—	8.52
(b)	Buildings, etc. [Note (i) & (iv)]	**667.11**	**20.77**	**0.03**	**687.85**	**19.48**	**151.86**	**535.99**
		657.64	11.20	1.73	667.11	18.42	132.38	534.73
(c)	Leasehold	**31.14**	**7.60**	—	**38.74**	**0.37**	**2.50**	**36.24**
		31.09	0.05	—	31.14	0.30	2.13	29.01
(d)	Railway Sidings	**0.28**	—	—	**0.28**	—	**0.27**	**0.01**
		0.28	—	—	0.28	—	0.27	0.01
(e)	Plant, Machinery, Equipment, etc. [Note (iv)]	**4544.59**	**105.90**	**10.97**	**4639.52**	**311.24**	**2140.79**	**2498.73**
		4389.21	189.72	34.34	4544.59	300.02	1838.87	2705.72
(f)	Water System and Sanitation [Note (iv)]	**39.30**	**0.12**	—	**39.42**	**1.92**	**14.84**	**24.58**
		42.14	0.53	3.37	39.30	1.96	12.92	26.38
(g)	Furniture, Fixtures and Office Appliances	**43.64**	**0.92**	**2.63**	**41.93**	**1.44**	**20.84**	**21.09**
		42.15	2.27	0.78	43.64	2.04	20.66	22.98
(h)	Technical Know-how	**34.51**	—	—	**34.51**	**0.78**	**32.78**	**1.73**
		34.51	—	—	34.51	1.86	32.01	2.50
(j)	Vehicles and Transport	**80.32**	**14.32**	**4.64**	**90.00**	**6.93**	**38.89**	**51.11**
		77.37	4.82	1.87	80.32	6.35	35.01	45.31
	Total	**5449.41**	**149.63**	**18.27**	**5580.77**	**342.16**	**2402.77**	**3178.00**
		5282.91	208.59	42.09	5449.41	330.95	2074.25	3375.16
(k)	Leased Assets							
	(i) Plant given on lease	—	—	—	—	—	—	—
		133.42	—	133.42	—	—	—	—
	(ii) Plant taken on lease	**188.73**	—	—	**188.73**	**12.52**	**28.95**	**159.78**
		—	188.73	—	188.73	16.42	16.42	172.31
	(iii) Vehicles and Excavators given on lease	—	—	—	—	—	—	—
		4.11	—	4.11	—	—	—	—
	Total	**188.73**	—	—	**188.73**	**12.52**	**28.95**	**159.78**
		137.53	188.73	137.53	188.73	16.42	16.42	172.31
	GRAND TOTAL	**5638.14**	**149.63**	**18.27**	**5769.50**	**354.68**	****2431.72**	**3337.78**
		5420.44	397.32	179.62	5638.14	347.37	**2090.67	3547.47

Notes: (i) Buildings include **Rs. 11,950** (2000-01: Rs. 12,200) being value of investments in shares of Co-operative Housing Societies.

(ii) Additions include exchange differences and net premiums on forward exchange contracts - See Note A(3), Page 21.

(iii) ** Excludes Cumulative Depreciation of **Rs. 13.63** Crores (2000-01: Rs.14.81 Crores) on Assets transferred/sold/discarded during the year.

(iv) Buildings, Water system and Sanitation and Plant and Machinery include Gross block **Rs. 4.76** Crores, **Rs. 1.50** Crores and **Rs.3.55** Crores and Net Block **Rs.1.22** Crores, **Rs. 0.08** Crore and **Rs. 2.78** Crores respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

Schedule forming part of the balance sheet

"6" [Item no. 5]

INVESTMENTS (at cost)

Number	Face Value Per Unit Rupees	Description	Cost as at March 31, 2002 Rupees Crores	Cost as at March 31, 2001 Rupees Crores
		(a) Trade Investments		
		(1) Fully paid Ordinary/Equity shares (Quoted)		
2,76,000	10	Jayabharat Credit Ltd.	**0.33**	0.33
4,93,970	10	Automobile Corporation of Goa Ltd.	**0.88**	0.88
2,61,000	10	Tata Infomedia Ltd. (bonus of 87,000 Shares)	**0.49**	0.49
1,72,04,486	10	The Tata Iron and Steel Company Ltd.	**216.23**	216.23
1,50,43,563	10	Tata Finance Ltd (17,39,681 CCPs Converted into 89,76,753 Equity Shares)	**44.40**	27.00
5,62,477	10	Sriram Investments Ltd	**0.25**	0.25
70,249	10	Tata Chemicals Ltd.	**0.24**	0.24
—	10	Float Glass India Ltd (67,62,903 Shares sold during the year)	**—**	11.97
		(2) Fully Paid Ordinary / Equity Shares (Unquoted)		
		(i) Subsidiary Companies		
50,00,000	100	Sheba Properties Ltd	**50.00**	50.00
1,01,00,200	10	Tata Technologies Ltd	**22.10**	22.10
8,420	100	Telco Dadajee Dhackjee Ltd	**5.81**	5.81
7,97,50,000	10	Telco Construction Equipment Company Ltd	**159.50**	159.50
53,220	10	Minicar (India) Ltd	**29.63**	29.63
5,96,00,000	10	TAL Manufacturing Solutions Ltd.(formerly known as Telco Automation Ltd) (3,00,00,000 Shares acquired during the year)	**59.60**	29.60
3,96,00,000	10	HV Transmissions Ltd	**79.20**	79.20
4,46,00,000	10	HV Axles Ltd.	**89.20**	89.20
		(ii) Others		
44,60,421	1(S$)	Tata Precision Industries Pte. Ltd., (Singapore)	**1.83**	1.83
25,000	1000	Tata International Ltd.	**3.85**	3.85
1,383	1000	Tata Services Ltd	**0.14**	0.14
350	900	The Associated Building Company Ltd	**0.01**	0.01
25,18,308	100	Tata Industries Ltd.	**25.23**	25.23
15,000	100	Tata Projects Ltd	**0.18**	0.18
16,000	(TK)1000	NITA Co. Ltd.,(Bangladesh)	**1.27**	1.27
33,600	100	Kulkarni Engineering Associates Ltd.	**0.67**	0.67
9,00,00,000	10	Tata Cummins Ltd.	**90.00**	90.00
12,375	1000	Tata Sons Ltd.	**68.75**	68.75
22,50,000	10	Tata Holset Ltd.	**2.25**	2.25
—	10	Daimler Chrysler India Ltd. (formerly known as Mercedes Benz India Ltd.) (8,40,00,000 Shares sold during the year)	**—**	84.00
1,00,00,000	10	Bridgestone ACC India Ltd.	**10.00**	10.00
—	10	Tata Cellular Ltd.(2,24,00,000 Shares sold during the year)	**—**	22.40
2,24,00,000	10	Tata Televentures Holding Ltd (2,24,00,000 Shares purchased during the year)	**22.40**	—
—	100	Tata BP Lubricants India Ltd. (2,50,000 Shares sold during the year)	**—**	2.50
3,12,50,000	10	Concorde Motors Ltd (Note B(5), Page 28)	**—**	31.25
20,00,200	10	Tata Teleservices Ltd	**2.00**	2.00
7,40,00,370	10	Tata AutoComp Systems Ltd.	**74.00**	74.00
9,00,00,001	10	Haldia Petrochemicals Ltd.(1,78,57,144 Shares acquired during the year)	**90.00**	72.14
		(3) Fully paid Non-Cumulative Redeemable Preference Shares (Unquoted)		
25,00,000	100	10 % Sheba Properties Ltd (a subsidiary company)	**25.00**	25.00
		(4) Fully paid Cumulative Convertible Preference Shares (CCP) (Quoted)		
—	100	10% Tata Finance Ltd (17,39,681 CCPs converted into 89,76,753 Equity Shares)	**—**	17.40
15,52,872	100	9% Tata Finance Ltd.(15,52,872 CCPs acquired during the year)	**15.53**	—

Schedule forming part of the balance sheet

"6" [item no. 5] (Contd.)
INVESTMENTS (at cost) (Contd.)

Number	Face Value Per Unit Rupees	Description	Cost as at March 31, 2002 Rupees Crores	Cost as at March 31, 2001 Rupees Crores
		(b) Other Investments		
		(1) **Fully paid Equity Shares (Quoted)**		
24,990	10	ICICI Ltd	**0.04**	0.04
		(2) **Fully paid Equity Shares (Unquoted)**		
50,000	10	NICCO Jubliee Park Ltd. (50,000 Shares acquired during the year)	**0.05**	—
		(3) **Debentures (Quoted)**		
80,790	25	Automobile Corporation of Goa Ltd. (17% Non-Convertible Portion of Partly Convertible Debentures) (matured but not redeemed)	**0.20**	0.20
		(4) **Units (Quoted)**		
—	10	Unit Trust of India UNIT-64 (9,53,69,049 Units sold during the year)	—	147.81
		(5) **Units (Unquoted)**		
2,240	100	VECAUS - II Venture Capital Units of UTI	**0.03**	0.03
			1191.29	1405.38
		Less: Provision for diminution in value of Investments (Net)	**1.37**	18.20
			1189.92	1387.18

NOTES:

	2002	2001
(1) Book Value of quoted investments	**277.90**	404.65
(2) Book Value of unquoted investments	**912.02**	982.53
(3) Market Value of quoted investments [including (a) Repurchase price of Rs. Nil (Rs. 134.47 Crores as on March 31, 2001) for Units–64 (b) Book Value of Rs. 15.73 Crores (Rs. 17.60 Crores as on March 31, 2001) as no quotations are available]	**223.89**	393.99

(4) All Investments are long term investments

(5) The Company has in respect of its investments in Tata Teleservices Ltd. (TTL) accepted a lock-in period till September 29, 2002 to enable the said company to migrate to the Telecom Policy, 1999. The Shares have been pledged with lenders of TTL as an interim security to secure long term loans.

(6) The Company has in consideration of loans aggregating Rs. 950 Crores and deferred payment guarantee facilities aggregating Rs. 520 Crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd. (Haldia), given an undertaking to such Financial Institutions/Banks not to dispose off its investments in Haldia without the prior consent of the Institutions/Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia remain outstanding.

(7) The Company has in consideration of loans given by State Bank of India to HV Axles Ltd. (HVAL), a subsidiary company, given an undertaking to the Bank not to dispose off any shares in HVAL so long as any money is validly due to the Bank on this account.

(8) Trade Investments also include :

Number	Face Value Per Unit Rupees	Description	Rupees	Rupees
		Fully paid Equity Shares (Unquoted)		
5,000	10	(a) Metal Scrap Trade Corporation Ltd	**25,000**	25,000
50	5	(b) Jamshedpur Co-operative Stores Ltd	**250**	250
16,56,517	1 (M$)	(c) Tatab Industries Sdn. Bhd. Malaysia	**1**	1

(9) Current Investments bought and sold during the year :

Name	No. of Units	Face value Rs. Crores	Purchase Cost Rs. Crores
Alliance Cash Manager - Growth	3,26,882.57	32.69	45.00
Birla Cash Plus Growth	66,29,980.77	6.63	10.00
GCFG Grindlays Cash Fund - Growth Option	13,14,61,210.00	131.46	138.00
HDFC Liquid Fund - Growth	18,12,53,071.00	181.25	203.00
IDBI Principal Cash Management Fund Liquid Option Growth Plan	45,43,760.96	4.54	5.00
JM High Liquidity Fund Growth Plan	97,05,392.19	9.71	15.00
Pioneer ITI Treasury Management Account - Growth	2,53,309.15	25.33	35.00
Prudential ICICI Liquid Plan Growth	4,68,08,466.71	46.81	65.00
Templeton India Liquid Fund - Growth Plan	2,87,71,233.55	28.77	40.00
Zurich India Liquidity Fund - Savings Plan Growth	7,22,04,275.54	72.20	84.00

Schedules forming part of the balance sheet

"7" [Item no. 7 (b)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
INVENTORIES (As valued and certified by the Management)		
(a) Stores and Spare Parts (at or below cost)	**93.93**	106.95
(b) Consumable Tools (at cost)	**13.84**	18.71
(c) Raw Materials and Components	**188.93**	232.96
(d) Work in Progress	**118.30**	124.14
(e) Stock in Trade	**555.87**	599.06
(f) Goods in Transit (at cost)	**16.64**	23.28
	987.51	1105.10

Note : Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item no. 7 (c)]

	Rupees Crores	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
SUNDRY DEBTORS			
(a) Over six months : (unsecured)			
Considered good	**159.14**		139.09
Considered doubtful	**30.94**		3.43
(b) *Others (unsecured)			
Considered good	**385.91**		473.22
	575.99		615.74
Less : Provision for doubtful debts	**30.94**		3.43
		545.05	612.31
(c) Future instalments receivable from Hirers/Lessees [secured by Hire Purchase/Lease agreements and Promissory Notes from hirers — Note A (5), Page 21] Lease rental due :			
Considered good	**313.11**		168.75
Considered doubtful	**13.35**		3.89
	326.46		172.64
Less : Provision for doubtful instalments	**13.35**		3.89
	313.11		168.75
Finance and Service charges unearned/receivable on lease/ Hire Purchase Contracts.	**(53.93)**		(23.04)
		259.18	145.71
		804.23	758.02
* *Include receivables (including exchange difference) on account of future instalments, not due for payment*		—	1.80

Schedules forming part of the balance sheet

"9" [Item no. 7 (d)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
CASH AND BANK BALANCES		
(a) Cash on hand	0.23	0.96
(b) Current Accounts with Banks [including in foreign currencies Rs. 6.16 Crores (2000-01 : Rs. 16.40 Crores)]	307.91	108.71
(c) Deposits with Banks	18.40	5.79
	326.54	115.46

"10" [Item no. 7 (e)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
LOANS AND ADVANCES (Unsecured – considered good)		
(a) Advances to Suppliers, Contractors and Others (Notes 1, 2 and 3 below)	321.88	422.03
(b) Dues from Subsidiary Companies :		
(i) HV Transmission Ltd.	24.43	14.58
(ii) TAL Manufacturing Solutions Ltd.	—	26.29
(iii) Telco Construction Equipment Company Ltd.	6.63	32.34
(iv) Tata Technologies Ltd.	—	0.02
(c) Deposits with Government, Public Bodies and Others (Note 4 below)	107.35	121.31
(d) Prepaid Expenses	19.52	9.69
(e) Advance Payments against Taxes	158.97	156.65
	638.78	782.91

	2002	2001
Notes : (1) Advances to suppliers, contractors and others include		
(a) Loans and advances due		
(i) From Directors and Officers	0.44	0.33
Maximum during the year	0.47	0.34
(ii) Receivable in respect of Fixed Assets given on lease.	0.69	43.49
(b) Advance subscription for shares, pending allotment in Haldia Petrochemicals Ltd.	—	17.85
(c) Interest on ICD Placed with Subsidiary - Sheba Properties Limited	0.15	—
(2) Advances to suppliers, contractors and others are net of unearned finance income in respect of Fixed Assets given on lease	(0.02)	(0.76)
(3) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	53.92	21.38
(4) Deposits with Government, Public Bodies and Others include		
(a) Balances with Customs, Port Trust, Excise, etc.	34.76	37.23
(b) Inter Corporate Deposits [includes ICDs with Subsidiary - Sheba Properties Limited Rs. 4.03 Crores (2000-01: Rs. Nil)]	33.84	34.51

Schedules forming part of the balance sheet

"11" [Item no. 8 (a)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
CURRENT LIABILITIES		
(a) Acceptances	857.86	458.37
(b) Sundry Creditors	1512.60	1824.91
(c) Advance and Progress Payments	127.32	83.98
(d) Dividend warrants posted but not encashed	3.49	3.77
(e) Interest/Commitment Charges accrued on Loans but not due	51.01	63.35
	2552.28	2434.38
Notes: Sundry Creditors include		
(i) Deposits received from Dealers in accordance with Dealership Agreement	1.06	1.40
(ii) *Security Deposit in respect of Lease transactions*	0.17	25.81
(iii) Dues to SSI undertakings	151.50	137.02

"12" [Item no. 8 (b)]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
PROVISIONS		
(a) Provision for Taxation	35.27	31.41
(b) Provision for Contingencies [Note B(7), Page 29]	20.00	—
(c) Provision for Staff Welfare Schemes	81.71	67.60
(d) Other Provisions	58.35	78.17
	195.33	177.18

"13" [Item no. 10]

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES)		
(to the extent not written off or adjusted) – [Note B(5), Page 28]		
(a) Product & Other Development Expenses	—	744.00
(b) Employee Separation Cost	—	145.74
(c) Expenses/front end fees on Debentures and Loans	—	2.14
	—	891.88

Schedule forming part of the balance sheet and profit and loss account
Significant Accounting Policies

(a) Sales

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) Depreciation

Depreciation is provided on straight line basis (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of:

i) Leaseholds - amortised over the period of the lease

ii) Technical Know-how - at 16.67% (SLM)

iii) Assets acquired prior to April 1, 1975 - on Written Down Value basis

iv) Capital assets ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years whichever is less.

(c) Fixed Assets

Fixed Assets are stated at cost of acquisition or construction less depreciation. All costs relating to the acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(d) Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) Transactions in Foreign Currencies (other than for Fixed Assets)

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current assets and current liabilities not covered by forward exchange contracts are translated at year-end exchange rates and the profit / loss so determined and also the realised exchange gain / losses are recognised in the Profit and Loss Account.

(f) Product Warranty Expenses

Product warranty expenses are scientifically determined based on past experience and estimates and are accrued in the year of sale.

(g) Research and Development Expenses

i) Revenue Expenditure-Direct expenses on Research and Development relating to development of new products are carried forward as Deferred Revenue Expenses, to be amortised from the month of commencement of commercial production. Other revenue expenses are charged off in the year in which incurred.

ii) Capital Expenditure is included in Fixed Assets under appropriate heads.

(h) Hire-Purchase Income / Finance Income from Lease

Finance and service charges on hire-purchase contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract upto the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Financial Companies, though the Company does not fall in the definition of a Non-Banking Financial Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(j) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average/ monthly moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis.

(k) Retirement Benefits

Retirement benefits are dealt with in the following manner:

i) Contributions to Provident, Superannuation and Gratuity Funds are made to the recognised funds and charged to the Profit and Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year end.

ii) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuations at the year end.

(l) Investments

Long term investments are stated at cost less any permanent diminution, in value, if any.

(m) Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income-tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n) Business Segments

The Company is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles. These in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

(o) Miscellaneous Expenditure (to the extent not written off or adjusted)

i) Discount allowed on the issue of Debentures and expenses / front end fees on Debentures and loans are written off over the period of the Debentures / Loans.

ii) Product and Other Development expenses, in so far as they pertain to products internally developed, are amortised over thirty six months from the month of commencement of commercial production and in other cases on an appropriate basis.

iii) Expenditure on Enterprise Resource Planning Software is amortised over thirty six months from the month of commencement of the project, on an appropriate basis.

iv) Costs under individual Employee Separation Schemes are amortised over separate periods ranging from 24 to 84 months depending upon the estimated future benefit.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no. 13]

(A) Notes on the balance sheet

1. The Subscribed Capital includes :-

 (a) 7,53,470 Ordinary Shares allotted as fully paid up pursuant to a contract without payment being received in cash.

 (b) 3,00,000 Ordinary Shares allotted without payment being received in cash to the Shareholders of Investa Machine Tools and Engineering Company Ltd. in terms of the Scheme of Amalgamation sanctioned by the Bombay High Court.

 (c) 7,59,510 Ordinary Shares allotted without payment being received in cash to the Shareholders of the Central Bank of India Ltd. in terms of the scheme of Amalgamation.

 (d) 1,83,823 Ordinary Shares issued to the Shareholders of the erstwhile Noduron Founders Maharashtra Ltd., in terms of the merger.

 (e) 8,85,01,707 Ordinary Shares issued to Financial Institutions and holders of convertible debentures / bonds on conversion of term loans / debentures / bonds.

 (f) 6,39,26,052 Ordinary Shares allotted consequent to full and automatic conversion of 7% Secured Convertible Debentures of Rs.65 each issued on a Right Basis in the ratio of 1:4 in 2001-2002.

 (g) Bonus Issues:

  i. 20,50,000 Ordinary Shares issued in 1966-67 in the ratio of 1:6 as fully paid up Bonus Shares by utilisation of Rs. 2.01 Crores from Securities Premium Account and Rs. 0.04 Crore from General Reserve.

  ii. 31,49,760 Ordinary Shares issued in 1976-77 in the ratio of 1:5 as fully paid up Bonus Shares by utilisation of Rs. 1.03 Crores from Securities Premium Account and Rs. 2.12 Crores from General Reserve.

  iii. 83,51,420 Ordinary Shares issued in 1978-79 in the ratio of 2:5 as fully paid up Bonus Shares by utilisation of Rs.0.07 Crore from Capital Reserve, Rs. 2.10 Crores from Capital Redemption Reserve Account, Rs. 1.23 Crores from Securities Premium Account, Rs. 1.70 Crores from Amalgamation Reserve, Rs. 0.06 Crore from Contribution for Capital Expenditure Account and Rs. 3.19 Crores from General Reserve.

  iv. 1,16,91,990 Ordinary Shares issued in 1981-82 in the ratio of 2:5 as fully paid up Bonus Shares by utilisation of Rs. 1.73 Crores from Securities Premium Account and Rs. 9.96 Crores from General Reserve.

  v. 8,60,49,590 Ordinary Shares issued in 1995-96 in the ratio of 3:5 as fully paid up Bonus Shares by utilisation of Rs. 86.05 Crores from Securities Premium Account.

 (h) The holders of 2,55,58,704 warrants and fractional coupons for 11,717 warrants issued on Convertible and Non-Convertible Debentures are entitled to apply for one Ordinary Share of Rs. 10/- each per warrant at a premium of Rs. 110/- at anytime between June 5, 2003 and September 30, 2004.

2. Secured Loans:

 (i) Nature of Security (on loans including interest accrued thereon):

 (a) 16% Non-Convertible Debentures (2003-2005), 12.25% Non-Convertible Debentures (2004), 14.75% Non-Convertible Debentures (2008), 14.30% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005), 11.40% Non-Convertible Debentures (2006), 11.85% Non-Convertible Debentures (2005) and 11% Non-Convertible Debentures (2005-2007) are secured by a pari passu charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; plot of land with structures at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and assets which are secured against specific borrowings.

 (b) 10.50% Non-Convertible Debentures (2002) are secured by a pari passu charge by way of equitable mortgage of immovable properties situated in Maharashtra and movables of the Company, both present and future, pertaining to the Company's works but excluding the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; Plot of land with structures thereon at Mahim, Mumbai; the Company's residential flats at Mumbai and Pune and assets which are secured against specific borrowings, stocks and book debts.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no. 13] (contd.)

(A) Notes on the balance sheet (Contd.)

(c) Loans from Housing Development Finance Corporation Limited are secured against the investment of the Company in the Ordinary Shares of The Tata Iron and Steel Co. Ltd.

(d) Term Loan from State Bank of India is secured by a pari passu charge on all the immovable and movable properties but excluding the export Showroom at Shivsagar Estate, Worli, Mumbai; the Lloyds Showroom and basement at Prabhadevi, Mumbai; the plot of land with structures thereon at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and assets which are secured against specific borrowings, stocks and book debts.

(e) Sales tax deferment loan is secured by a residual charge on the immovable and movable properties at Lucknow.

(f) Loans and Cash Credit from Banks Rs. 49.94 Crores (2000-01: Rs. 441.47 Crores) include Working Capital Demand Loans Rs. Nil (2000-01: Rs. 272.75 Crores) and are secured by hypothecation of raw materials, stock in trade, stores, work in progress and book debts, excepting Hire Purchase book debts.

(g) Loans and Overdraft from Banks Rs. 4.78 Crores (2000-01:Rs. 15.12 Crores) are secured by Hire Purchase Agreements and Promissory Notes in respect of future instalments receivable from hirers and hypothecation of vehicles vide Schedule 8 (c), Page 15.

(ii) Terms of Redemption :

Non Convertible Debentures (NCD's)	Redeemable on
16% Non-Convertible Debentures (2003-2005)	March 31, 2003(a)
12.25% Non-Convertible Debentures (2004)	December 1, 2004
14.75% Non-Convertible Debentures (2008)	October 11, 2008
14.30% Non-Convertible Debentures (2008)	July 28, 2008
13.50% Non-Convertible Debentures (2005)	July 23, 2005 (b)
11.40% Non-Convertible Debentures (2006)	December 30, 2006 (c)
11.85% Non-Convertible Debentures (2005)	August 10, 2005
10.50% Non-Convertible Debentures (2002)	May 21, 2002
11% Non-Convertible Debentures (2005-2007)	December 6, 2005 (d)

(a) Redeemable in three annual instalments commencing from March 31, 2003 with a put and call option at the end of five years.

(b) Redeemable on July 23, 2005 with a put and call option at the end of five years from July 24, 1998, being the date of allotment.

(c) Redeemable at par after 7 years from December 30, 1999 being the date of allotment, carrying a put option at par at the end of every year from years 2 to 6 and a call option from years 3 to 6 from the date of allotment.

(d) Redeemable in three annual instalments of Rs. 30/-, Rs. 35/- and Rs. 35/- each commencing from December 6, 2005.

3. An amount of Rs. 30.32 Crores (2000-01: Rs. 24.15 Crores) towards increase in rupee liability consequent to the realignment of rupee value in terms of foreign currency values and net premium for forward exchange contracts in respect of foreign currency loans has been added to the cost of fixed assets / capital work in progress and balance of Rs. 0.09 Crores (2000-01: Rs. 14.12 Crores) has been taken to revenue.

4. Capital work in progress includes advances paid Rs. 29.65 Crores (2000-01: Rs. 16.63 Crores).

5. Future instalments receivable under Hire-Purchase agreements [Schedule 8(c) Page 15] includes Rs. 9.20 Crores (As at March 31, 2001: Rs. 11.97 Crores) in respect of instalments that have become due but have not been recovered. Out of these Rs. 2.03 Crores (As at March 31, 2001: Rs. 4.72 Crores) are due over six months. There is an aggregate provision of Rs. 3.29 Crores (As at March 31, 2001: Rs. 3.89 Crores) made in respect of these items.

6. Unutilised Proceeds of Bonds issued in July 1997 and temporarily utilised for working capital Rs. Nil (As at March 31, 2001: Rs. 197.12 Crores).

Schedule forming part of the balance sheet and profit and loss account

(A) Notes on the balance sheet (Contd.)

"14" [Item no. 13] (contd.)

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
7. Disclosure in respect of finance leases:		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	327.13	212.57
Total gross investment in the leases for a period		
Not later than one year	184.35	129.47
Later than one year and not later than five years	142.78	83.09
Later than five years	—	0.01
(ii) Present value of the minimum lease payments receivables	273.17	188.77
Present Value of the minimum lease payments receivable		
Not later than one year	151.85	123.20
Later than one year and not later than five years	121.32	65.56
Later than five years	—	0.01
(b) Unearned Finance Income	53.95	23.80
(c) Unguaranteed residual values accruing to the benefit of the lessor	0.04	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable	13.35	3.89
(e) Contingent rents recognised in the Profit and Loss Account for the year	—	0.04
(f) A general description of significant leasing arrangements - Finance lease and Hire Purchase agreements: The Company has given owned manufactured vehicles, and machines and equipment on Hire Purchase/Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	71.55	119.04
The total of minimum lease payments for a period		
Not later than one year	47.50	47.50
Later than one year and not later than five years	24.05	71.54
(ii) Present Value of minimum lease payments	65.73	102.97
Present value of minimum lease payments for a period		
Not later than one year	42.47	37.29
Later than one year and not later than five years	23.26	65.68
(b) Contingent rents recognised in the Profit and Loss Account for the year	—	0.02
(c) A general description of the significant leasing arrangements:		

The Company has taken machines and equipment on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease.

Schedule forming part of the balance sheet and profit and loss account

(A) Notes on the balance sheet (Contd.) **"14" [Item no. 13]** (contd.)

8. Related party disclosures for the year ended March 31, 2002

A) Related party and their relationship

Subsidiaries	Associates	Key Management Personnel
Tata Technologies Ltd.	Concorde Motors Ltd.	Mr. Ravi Kant
TAL Manufacturing Solutions Ltd.	Float Glass India Ltd. (Upto 22.06.2001)	Mr. Praveen P. Kadle (From 31.10.2001)
H V Axles Ltd.	Haldia Petrochemicals Ltd.	Dr. V. Sumantran (From 12.11.2001)
H V Transmissions Ltd.	Tata Auto comp Systems Ltd.	
Sheba Properties Ltd.	Tata Cummins Ltd.	
Minicar (India) Ltd.	Tata Finance Ltd. (From11.03.2002)	
Telco Construction Equipment Co. Ltd.	Tata Holset Ltd.	
Tata Technologies U.S.A.	Tata International Ltd.	
Telco Dadajee Dhackjee Ltd.	Tata Precision Industries Pte. Ltd.	
	Tata Sons Ltd. (From 31.03.2002)	
	Nita Company Ltd.	

B) Transactions with the related parties

2001-02
Rupees Crores

	Subsidiaries	Associates	Key Management Personnel	Total
Purchases of goods	191.01	445.48	—	636.49
Sale of goods	24.54	431.05	—	455.59
Purchase of fixed assets	26.38	—	—	26.38
Sale of fixed assets	0.32	—	—	0.32
Receiving of services	202.60	7.10	1.19	210.89
Rendering of services	31.59	10.23	—	41.82
Finance Given / (Taken) (including Loans and Equity)	4.87	(51.76)	—	(46.89)
Interest/Dividend	11.97	3.54	—	15.51
Amount Receivable	70.14	69.53	—	139.67
Amount Payable	52.42	17.31	—	69.73
Amount Receivable (in respect of Loans & Investments)	4.19	—	0.38	4.57
Amount Payable (in respect of Loans & Investments)	—	0.03	—	0.03

Schedule forming part of the balance sheet and profit & loss account

(A) Notes on the Balance Sheet (Contd.)

"14" **[Item no. 13]** (contd.)

9. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows:

A & S ENGINEERS
A C ENGINEERS
A D ENTERPRISES
A H INDUSTRIES
A J X INDUSTRIES
A LAKSHMI PRESS & FORGE WORKS
A M J CORPORATION
A R ENTERPRISE
A R INDUSTRIES PVT LTD
A V ENGINEERING WORK
A V ENTERPRISES
A V P ENTERPRISES
A.B.ELASTO PRODUCTS PVT LTD
AA'S AD AIDS
ABHAYA PRECISION INDUSTRIES PVT LTD
ABHIJIT ENGINEERS
ABHIMAN ENTERPRISES
ABHISHEK AUTO INDUSTRIES LTD
ABRAMEE ANCILLARIES PVT LTD
ACCURATE GAUGING & INSTR PVT LTD
ACCURATE INDUSTRIES
ACD MACHINE CONTROL CO PVT LTD
ACE ENGINEERS
ACEY ENGINEERING PRIVATE LIMITED
ACHAL INDUSTRIES
ACRONICA ELECTROPLATERS
ADARSH ENGG WORKS
ADITYA AUTOPARTS PVT LTD
ADITYA TOOLS PVT LTD
ADITYAPUR RUBBER INDUSTRIES
ADVANCE COOLING SYSTEMS PVT LTD
AGAM ENGINEERS
AGSA ENTERPRISES
AHUJA ART PRESS
AJANTA COMPOSITE PVT LTD
AJAX ENTERPRISE
AJAY METACHEM LIMITED
AJAY METACHEM LIMITED
AJAY PRESSINGS
AJAY SYSCON PVT LTD
AJIT ENTERPRISES
AKAL SPRING LIMITED
AKI INDUSTRIES PVT LTD
AKSHAY ENTERPRISES
AL-BRA FOUNDRY
ALFA MICRON GAUGES AND TOOLS
ALL INDIA WOMENS CONFERENCE
ALLENA AUTO INDUSTRIES PVT LTD
ALLENBY ENGG WORKS
ALLIED CONSTRUCTION
ALLIED ENGINEERING CO
ALLIED ENTERPRISES
ALPHA FOAM LTD
ALPHA INDUSTRIES
ALPHA PNEUMATICS PVT LTD
ALPUMP PVT LTD
ALSON ELECTRICALS & ACCESSORIES
AMALGAMATED SYNTHETIC MOULDERS
AMAR ENTERPRISES
AMBA ENTERPRISES
AMI ENTERPRISES
AMI INDUSTRIES (INDIA) PVT LTD
AMOL KALE & COMPANY
AMTEK
AMUL INDUSTRIES PVT LTD
ANABOND LIMITED
ANANT LEATHER WORKS
ANC ENTERPRISES
ANCHEMCO LIMITED
ANCHOR ADHESIVE PVT. LIMITED
ANCOL ADHESIVES
ANITA FLUXES ALLOY SPECIALITY PVT LTD
ANUDEEP ALUCAST PVT LTD
ANUPAMA ENTERPRISE
ANURADHA ENGG INDUSTRIES
ANUSAYA AUTO PRESS PARTS PVT LTD
APEX ENTERPRISES
APPLIED PNEUMATICS PVT LTD
APPLIED RESEARCH AND ENGG PVT LTD
APT PNEUMATICS PVT LTD
ARC POWER CONTROL
ARCHANA ELECTRICS PVT LTD
ARJUN WADKAR CON. ENGG PVT LTD
ARM CONTROLS & SYSTEMS PVT LTD
ARMATECH ASSOCIATES
ARMEC
AROOR UDYOG PVT LTD
ARSONS ENGINEERS
ARTECH LABS
ARUN ENGG WORKS
ARVIND ENGINEERING WORKS LIMITED
ASA ENGG CO
ASHA ART PRESS
ASHISH ENGINEERING & FABRICATORS
ASHOK BROS IMPEX PVT LTD
ASHOKA ART PRESS
ASHWINI PRECISION DIES & TOOL
ASIAN PPG INDUSTRIES LIMITED
ATE ENGINEERING ENTERPRISES
BHALOTIA ENGG WORKS P LTD
BHARAT ENGG WORKS
BHARAT ENGINEERING & BODY
BHARAT ENGINEERS
BHARAT MALLEABLES
BHARAT SAFETY GLASS PVT LTD
BHARDWAJ BROTHERS & CO
BHAVANI ENGINEERING
BHAVANI INDUSTRIES
BHAWANI ENTERPRISES
BHAWANI PRESS METAL & BODY
BHAWANI UDYOG
BHURJEE ENGINEERING WORKS
BIHAR PACKAGING INDUSTRY
BIKRAM ENGINEERS
BMC METALCAST LTD.
BOMBAY COMERCIAL SYNDICATE
BOMBAY STAR ENGG
BOMBAY TRANSPORTATION ELECTL
BOND SAFETY BELTS
BOX PACK PAPER COMPANY
BRIGHT STAR INDUSTRIES
BRITE ELECTROPLATERS & FABRICATORS PVT LTD
BROWN KRAFT INDUSTRIES LIMITED
BUNKAR PRASHIKSHAN AVAM UTPADAN
CALTHERM THERMOSTATS INDIA PVT LTD
CAMATA ENTERPRISES
CANARA AUTO PARTS
CAPSTAN ENGG WORKS
CARAVAN ENGINEERS
CARLINE AUTO PVT LTD
CARTER HYDRAULIC POWER PRIVATE LTD
CAST METAL INDUSTRIES PRIVATE LTD
CASTER & MOULDER OF INDIA PVT LTD
CEELC AMALGAMATED PVT LTD
CENTURY PROCESSORS
CHAITANYA EMPLOYEES IND CO-OP
CHAPHEKAR ENGINEERING PVT LTD
CHEM TECH ENTERPRISES
CHEMETALL RAI INDIA LIMITED
CHEMICALS INDIA
CHEMOLEUMS LIMITED
CHHAWCHARIA ENGINEERING PRIVATE LTD
CHHAWCHHARIA ENGINEERING PVT LTD
CHIKHALI INDUSTRIES
CHOPDA AUTO PARTS
CHOWDHURY ENGINEERING WORKS
CHRYSLER MACHINE TOOLS (P) LTD.
CIRCLIPS INDIA PVT LTD
CITIZEN TIN WORKS
CITY CONSTRUCTION
CIVMIL INDUSTRIES PVT LTD
COMEEX MACHINE TOOLS CO
COMFORT APPLIANCES
COMPOSITE PROFILES PVT LTD
COMPUTERISED MFG ENGRS
CONCORD ARAI PVT LTD
CONSOLIDATED HOISTS PVT LTD
CONTACTS CONTROLS
CONTINENTAL ENGINEERING CORPORATION
CONTROL AUTOMATION & CONSULTING
COOLWELS AUTO MOBILE ENGRS
COTMAC PVT LTD
CREATIVE COMBINES
CRISTAL PLASTO
CROWN RUBBER PRODUCTS
CUTWELL CUTTING TOOLS
D D INDUSTRIES
D HASMUKHBHAI & CO
D K ENTERPRISE
D R SONS & COMPANY
DAISY TRADING CORPORATION
DAKA MONOLITHICS PVT LTD
DALI & SAMIR ENGG PVT LTD
DANAULI ENGINEERING & MINING
DANCAL (INDIA) PVT LTD
DARSHAN ENTERPRISES
DAS & DAS
DATSONS ENGINEERING WORKS
DAWN ENTERPRISES
DEBONAIR COLLECTIONS
DECENT DECORATORS
DEE KAY GEARS
DEEJAY ENTERPRISE
DEEPAK ENTERPRISES
DEEPAK INDUSTRIES
DEEPAK YOGIOM ENGINEERS P LTD
DEEPSUN INDUSTRIAL CORPORATION
DELTA ELECTROTRADE CONTROL PVT LTD
DELUX PLASTIC INDUSTRIES
DEOSON AUTO PRODUCT
DEOSONS ENTERPRISES
DEVAN AUTO ENGINEERS
DEVCHHAYA INDUSTRIES
DEWAS METAL SECTION LTD
DEY ENGINEERING WORKS
DHANANJAY INDUSTRIES
DHANAPRAKASH IND. CORP.
DHANASHREE INDUSTRIES
ENGINEERING SPARES OF INDIA
ENGINEERS INDIA
ENGINETECH SYSTEMS INDIA PVT LTD
ENJAY ENGINEERS
ENVIRO EQUIPMENTS AND ALLIED INDUSTRIES
ESCOL ELECTROMECH LIMITED
ESTRO ENGINEERS
EUREKA & CO PVT LTD
EUREKA IND EQUIPMENTS P LTD
EVA WORLD INDUSTRIES
EVANS & CO
EVERCOAT TECHNICAL SERVICE INDIA PVT LTD
EVEREST ELECTRICAL & ENGG
EXCEL ENGINEERS
EXCEL GRAPHIC PVT LTD
EXCELLER ENTERPRISES
EXOTECH GENERAL INDUSTRIES
EXOTECH PLASTICS PVT LTD
EXPO CHAIN & BEARING STORES
FAB AUTO PARTS PVT LTD.
FABI BIN TIN
FABRO-TECH INDUSTRIES
FAIRFIELD PRESSING PVT LTD
FAMICA ENGG CO
FEATHERLITE SEATING SYSTEMS PVT LTD
FERROCHEM
FERROTHERM HEAT TREATER
FESTO CONTROLS LTD
FIBER TECH
FILTECH INDIA
FINE TOOLS
FITWEL GASKET CO
FLUID CONTROLS
FORMS & GEARS
FORTUNA - MARS
FORWARD PRECISION ENGINEERS P LTD
FOUNDRY MINERALS & CHEMICAL CO
FOUNDRYCO
FRIENDS AUTO INDUSTRIES REGD
FRIENDS ENGINEERING WORKS
FRIENDS INDUSTRIES PVT LTD
FRONTIER METAPROD (INDIA) PVT LTD
FUEL FURNACES MANUFACTURERS
G B RUBBER PRODUCTS
G K ENTERPRISES
GADRE BROTHERS
GAJANAN ENGINEERING WORKS
GALA SPRINGS
GANAGE PRESSING LTD
GANESH AUTO PARTS PVT LTD
GANESH COMPUTERS
GANESH ENGINEERING WORKS
GANESH FETTLING WORKS
GANGA ENGINEERING
GARGI HUTTENES ALBERTUS PVT LTD
GAURAV ENGINEERS
GAYATRI ENTERPRISES
GAYATRI ERECTORS
GEAR CONTROL
GENERAL ENGINEERING WORKS
GENERAL METAL INDUSTRIES
GENIE AUTO PRODUCTS PVT LTD
GLOBE ENGINEERS
GLOBE GAS EQUIPMENTS INDUSTRIES P LTD
GLORIA ENGINEERING COMPANY
GLORIOUS ENGG CO
GOBIND COMPANY
GOLD SEAL ENGG PRODUCTS PVT LTD
GOODWILL EX SERVICEMENS CO OP
GOPAL ELECTROPLATERS
GRAVITY DIE CASTERS PVT LTD
GREENLEY CHEMICALS & TOOLS
GREENLINE COMPANY
GREWAL ENGINEERING WORKS
GRIND TOOLS
GRINDTOOLS ENTERPRISES
GUJARAT CO-OPERATIVE MILK
GULF OIL INDIA LIMITED
GURMEET BROTHERS
GURU DAVE INDUSTRIES
GURU ENGINEERS
GURUNANAK ENGINEERS
GUYATRI INDUSTRIES
GYAN PRESS METAL (P) LTD
H K ENGG WORKS
HAMDULE BROTHERS
HARJIT BROTHERS
HARJIT INDUSTRIES
HARRICH INDIA
HARSHAL ENGG WORKS
HARYANA INDUSTRIES
HASI INDUSTRIES
HEATEM ENGG CO
HEMNIL METAL PROCESSORS PVT LTD
HI MUACCESSORIES PVT LTD
HICUT TOOLS
HIGH POWER
HIGH TENSILE FASTNUTS (I) PVT LTD
HIGHCO ENGINEERS
IPA PRIVATE LIMITED
J D ENGINEERING WORKS
J D ENTERPRISES
J D MAL & BROS
J K UDYOG
J M P MANUFACTURING COMPANY
J N MARSHALL ENGG PRIVATE LIMITED
J P S PLASTICS
J P TOOLS & COMPONENTS
J S AUTO PARTS (P) LTD
J S FABRICS
J S LAMP INDUSTRIES
J. MANGSUN & CO
JABBAL ELECTRICALS
JABBAL ENGG PVT LTD
JAGDAMBAY ENGG & WELDING WORKS
JAGJEEVAN RUBBER INDUSTRIES
JAGJIT ENTERPRISES PVT. LTD.
JAGJIT ENGG WORKS
JAICO STEEL FASTNERS PVT LTD
JAIHIND ENTERPRISES
JAISUN & CO
JALDOOT MATERIALS HANDLING PVT LTD
JALNIDHI BITUMEN SPECIALITIES
JAMSHEDPUR ENTERPRISES
JAMSHEDPUR METAL INDUSTRIES
JAPTECH INDUSTRIES
JASRAJ BROTHERS
JAY INDUSTRIES
JAYASHREE ELECTRON PVT LTD
JAYASHREE RUBBER PRODUCTS PVT LTD
JAYSHREE DIECASTINGS PVT LTD
JAYSHREE ENTERPRISE
JAYSHREE INDUSTRIAL CORPN
JEKUMA TOOLS AND GAUGES PVT LTD
JEMCO RUBBER INDUSTRY
JILBENTS MECHANICAL WORKS PVT LTD
JITEEN ENGINEERING WORKS
JITESH ENTERPRISES
JOHALMANN & CO
JOLLY ENGINEERING WORKS
JUMBO ENGG PVT LTD
JUPITER INDUSTRIAL WORKS
K G ENTERPRISES
KAILASH ENGG WORKS
KAILASH VAHAN UDYOG LTD
KAIZEN AUTO PVT LTD
KALIF HARDWARE MART
KALIMATA ENGG WORKS
KALINGA ALLOYS LIMITED
KALPAK INSTRUMENTS & CONTROLS
KAMI ENTERPRISES
KANAN ENTERPRISES
KANDA PRESSING PVT LTD
KANTILAL CHUNILAL & SONS
KARKIT PVT LTD
KARNATAKA CONVEYORS & SYSTEMS
KARTAR WIRE IND PVT LTD
KARUNKO
KASCO INDUSTRIES
KATLYN
KAUR & SINGH
KAYGEE FOAM PVT LTD
KB.NC. ENTERPRISES
KEDAR AUTO COMPONENTS (PVT) LTD
KEDIA ALUM & CHEMICALS
KELSEN INDUSTRIES
KENT ENGINEERING
KHINVASARA INDUSTRIES
KIRLOSKAR AAF LIMITED
KIRTI ENGINEERING WORKS
KISHOR ENGINEERING WORKS
KISHOR INDUSTRIES
KISHOR PUMPS LIMITED
KISHORI ENGG WORKS
KLB ENGG & AUTOMOBILE INDUSTRIES
KLIP CO PVT LTD
KOLHAPUR AUTO ENGG & ANCILLARY
KOTESTU ENGG PVT LTD
KOTHARI ENTERPRISES
KPC FLEXI TUBES
KRISHNA UDYOG
KROSS INTERNATIONAL
KROSS MANUFACTURERS (I) PVT LTD
KUDALE CALIBRATION LABORATORY PVT LTD
KULDIP WINDING WORKS
KUMAJO INDUSTRIES
KUMAR ENGG WORKS
KUMAR INDUSTRIES
KVR OPTICAL INDUSTRIES
KWALITY PRECISION PRODUCTS P LTD
L.D.JOSHI & COMPANY
LAMA SYSTEMS
LAXMI ENTERPRISES
LAXMI FOUNDRY
LAXMINATH METAL INDUSTRIES
LECTROTEK
LECTROTEK SYSTEMS PVT LTD
LIBAAS COLLECTION

Schedule forming part of the balance sheet and profit & loss account

(A) Notes on the Balance Sheet (Contd.) "14" [Item no. 13] (contd.)

9. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows (contd.) :

ATLANTIC ENGINEERING PVT LTD
AURO PLASTIC INJECTION MOULDERS
AURO WORKS
AUTO BRAKES AND ANCILLARIES P LTD
AUTO CLUTCHES
AUTO FEED
AUTO FIBRE CRAFT
AUTO KNIGHT PVT LTD
AUTO LAB
AUTO STEEL AND RUBBER INDUSTRIES
AUTO TURN INDUSTRIES
AUTO WINDOW
AUTOCOMP CORPORATION
AUTOCOMPS ENGINEERING(PUNE) PVT LTD
AUTOFEED
AUTOLEC INDUSTRIES
AUTOLINE
AUTOLINE STAMPINGS PVT LTD
AUTOMATIC PRODUCTS
AUTOMATION & CONTROL
AUTOMOBILE ANCILLARY INDUSTRIES
AUTOTECH INDUSTRIES (INDIA) PVT LTD
AVCON CONTROLS PVT LTD
AVI AUTOMOBILES PVT LTD
AVS BRAKE LININGS PVT LTD
AZTEC ENGINEERS
B B C MULTIFOLDS
B B ELECTROTECHNIC
B K ENGINEERING WORKS
B M INDUSTRIES
B M SMALL INDUSTRIES
BABA INDUSTRIES
BAJAJ INDUSTRIES
BAKUL HEAT TREATMENT
BALAJI ENTERPRISES
BALWANT ENGG WORKS
BALWANT INDUSTRIES
BANA SAMBHAR
BATLIBOI LIMITED
BAWA ENGINEERING WORKS
BELGAUM INDUSTRIES
BELGAUM SANDS PVT LTD
BELSARE INDUSTRIES
BENZ SYSTEMS
BERU DIESEL START SYSTEMS PVT LTD
BESPASK
BEST CAST IT LTD
BHALKAR ENGG WORKS
BHALOTIA AUTO PRODUCTS LTD
MARS FINE CHEMICALS
MARSHAL THREADING COMPANY
MARVELOUS METAL PVT LTD
MASIBUS PROCESS INSTRUMENTS P LTD
MASTER ENGG CONCERN
MASTER FIRE FIGHTERS LIMITED
MASTER HANDLERS PVT LTD
MATCHWEL ENGG
MATCHWELL ENGINEERING PRIVATE LTD
MATHARU CONSTRUCTION
MAXEL INDUSTRIES
MAYUR INDUSTRIES LTD
MAYURBHANJ METALS LIMITED
MECHANICAL PRODUCTS
MECHENO FABRICA
MEGA FIBRE PVT LTD
MEGATECH PRODUCTS
MEHTA ENTERPRISES
MEHTA PRESSING
MELTRON ENGG INDUSTRIES
MEMON ENGG
MENAR AUTO COMPONENTS PVT LTD
MENON ANCILLARIES
META BLAST
METAL IMPREGNATIONS (INDIA) PVT LTD
METAL O TECHNIK
METAL PRESSING INDUSTRIES PVT LTD
METAL PRODUCTS INDIA
MICRO ENGINEERING
MICRO INDUSTRIES
MICROSIGN PRODUCTS
MICROTURNS
MILAP ENGG WORKS
MILKYWAY EQUIPMENTS PVT LTD
MINIATURE BULB INDUSTRIES I PVT LTD
MINICOMP PVT LTD
MINTEK
MIPALLOY
MITTAL ENGINEERING WORKS
MITTAL ENTERPRISES
MITTER ENTERPRISES
MODEL ENGG WORKS
MODERN CONSTRUCTION
MODI MINERALS UDYOG
MOHAN PLASTIC INDUSTRIES
MONAX INDUSTRIES
MONILAL & CO
MOON ENGG CONCERN
MOONLIGHT AUTO LTD .
MOTILAL OMPRAKASH WORKS

DHANASHRI ENGINEERING
DHAWAL ENGG WORKS
DHIRAJLAL & COMPANY
DIAMOND CRUCIBLE COMPANY PVT LTD
DIAMOND ENTERPRISES INDIA
DIAMOND PLASTIC INDUSTRIES
DIANAFOAM P LTD
DIANAMIC ENGINEERS
DIES & TOOLS LTD
DILIP & COMPANY
DINESH & COMPANY
DIPAK FOUNDRY & ENGG PRODUCTS
DO ALL ENGINEERING
DOLPHIN INDUSTRIES
DOMINIC ENGINEERING WORKS
DONROMOS PRIVATE LTD
DOWIN
DP FOAM PVT LTD
DRAN ENGINEERS PVT LTD
DUDHANE ENGINEERING WORKS
DUPLEX LIGHT ENGINEERING WORKS
DYNALOG (INDIA) LTD
DYNAM PRESSINGS
DYNOMERK CONTROLS
EAGLE ENGG CORPORATION
EAST COAST ENTERPRISERS LTD
EASTERN DIAMOND PRODUCTS PVT LTD
EASTERN ENGINEERING CO
EASTERN MACHINERY WORKS
EASTERN POLYCRETE INDUSTRIES
EFFICIENT TOROIDAL COIL CORPORATION
ELECHEM INDUSTRIES
ELECTRICA ENGINEERS
ELECTRO ALLOYS CORPORATION
ELECTRO FERRO ALLOYS P LTD
ELECTRO FLASH
ELECTRO MECH ENTERPRISE
ELECTROMECH ENGINEERS
ELECTRO-MECH EQUIPMENTS
ELECTRONIC ENTERPRISES
ELITE ENGINEERING COMPANY
EL-MECH DYGNOSTICS PVT LTD
ELOQUENT ENGG WORKS
EMCO RUBBER INDUSTRIES
EMDET ENGINEERS PRIVATE LIMITED
EMDET JAMSHEDPUR PVT LTD
EMM DEE ENGG CO
ENDEE ENGINEERS PVT LTD
ENGINEERING ENTERPRISES
POONA DISTRICT LEPROSY COMMITTEE
POONA ENGG & TOOLS INDUSTRIES
POONA SHIMS PVT LTD
POONA TOOLS PVT LTD
POONAM DRESSES & TAILORING FIRM
POWER DRIVE INDIA
PRABHA ENGINEERING PRIVATE LIMITED
PRADIP PLASTIC MOULDERS
PRADITI PRESSPARTS PVT LTD
PRAGATI ENGG AUDYOGIC SAHAYOG
PRAJAKTA ARTS
PRAKASH DIESELS
PRAKASH INDUSTRIES
PRAKASH PRODUCTS
PRAMOD ENGINEERS
PRASAD ENGRAVERS
PRASHANT NEERAJ ENTERPRISES
PRATIMA ENTERPRISE
PRAVAT FABRICATORS PVT LTD
PRAVI AUTO SWING PVT LTD
PRAVIN AUTO ENGINEERING PVT LTD
PRAVIN ENGINEERING P LTD
PRAVIN PRINTERS & PUBLISHERS PVT LTD
PRAVIN WIPERS & ANCILLARIES P LTD
PRECICOMPO
PRECIMAX ENGINEERS
PRECISE AUTO ANCILLARIES PVT
PRECISION AUTOMOTIVE CO P LTD
PRECISION ENGG WORKS
PRECISION POLYMERS
PRECISION TOOL CRAFTERS
PREET ENGINEERS
PREMIER SEALS (INDIA) PVT LTD
PREMIUM MOULDING & PRESSING PVT LTD
PRESCON PVT LTD
PRESMET ALLOYS PRIVATE LIMITED
PRESS TOOLS & COMPONENTS COMB
PRESSURE CONTROL EQUIPMENT
PRESTIGE
PRIMA CONTROLS PVT LTD
PRIMA PAPER & ENGG PVT LTD
PRIME GAUGES
PRISM ENGINEERS
PRITAM AUTOMECH (P) LTD.
PRITAM MACHINE TOOLS
PROGRAMMED ENGINEERING PRODUCTS PVT LTD
PROGRESSIVE ENGINEERING CO
PULSAR RUBBER MFG CO PVT LTD
PUNE POLYTRONICS PVT LTD
PUNJAB PAINT COLOUR & VARNISH

HILL MAN & CO
HIND AUTO P LTD
HIND UDYOG
HINDUSTAN ELASTOMERS
HINDUSTAN FASTENERS PVT LTD
HINDUSTAN FOUNDRY PRODUCTS
HINDUSTAN GEARS PVT LTD
HINDUSTAN MACHINERIES
HINDUSTAN PRECISION MACHINE TOOLS
HIPRO TOOLS PVT. LTD.
HI-TECH INDUCTION PVT LTD
HI-TECH TRANSDUCERS & DEVICES
HODEK ENGG WORKS PVT LTD
HOLDFAST RUBBER INDUSTRIES PVT LTD
HOWRAH LIGHT CASTING COMPANY
HUDLI AND SONS AUTO ENGG PVT LTD
HYD AIR ENGINEERING PVT LTD
HYMECH
HY-TECH VEHICLE FITTINGS PVT LTD
I A I INDUSTRIES LTD
ICHALKARANJI METALLOY FOUNDER
IDEAL ENGG WORKS
IDEAL SPARES INDUSTRIES
IEC AIRTOOLS PVT LTD
IMECO LTD
IMI ABRASIVES PVT LTD
IMI MACHINE TOOLS PVT LTD
IMPERIAL AUTO INDUSTRIES
IMPERIAL RUBBER PRODUCTS
INDIAN ENGINEERING INDUSTRIES
INDIAN FORGING & STAMPING CO
INDIAN PNEUMATIC & HYDRAULIC CO
INDLAB INDUSTRIES
INDO LINC
INDO SCHOTTLE AUTO PARTS PVT LTD
INDO TECH TRANSFORMERS LIMITED
INDUSTRIAL ACOUSTICS COMPANY
INDUSTRIAL AND AIRPOWER ACCESSORIES
INDUSTRIAL ENTERPRISES
INDUSTRIAL FORGE & ENGG CO LTD
INDUSTRIAL MINERALS AND
INDUSTRIAL PRODUCT COMPANY
INSTITUTE OF APPLIED RESEARCH
INSTRUMENT RESEARCH ASSOCIATES PVT LTD
INTELTEK
INTERLABELS INDUSTRIES PRIVATE LIMITED
INTERNATIONAL AUTO LTD.
INTERNATIONAL AUTOMATIC
INYPCO MACMOLD INDUSTRIES
SAMIR INDUSTRIES
SAMSONS RUBBER INDUSTRIES P LTD
SAMUDRA ELECTRONIC SYSTEMS PVT LTD
SANDEEP TRADING CORPORATION
SANES
SANJAY ENTERPRISES
SANJAY FOUNDERS PVT LTD
SANKAR SEALING SYSTEMS P LTD
SANMATI SINTERED METAL & ALLOYS
SANSAR ENTERPRISES
SANSONS ENTERPRISES
SANSUI ELECTRONICS PVT LIMITED
SANT ENGINEERING WORKS PVT LTD
SANTI PLASTIC ENTERPRISES
SARDUL AUTO WORKS PVT LTD
SAROOPSONS INDUSTRIES PVT LTD
SATI INDUSTRIAL ENTERPRISE
SATISH INDUSTRIES
SATYAJEET MECHANISMS
SAURABH ENGINEERS
SAVAN ANCILLARIES
SAWALKA TOOLS AND MACHINES PVT LTD
SAWANT ENGINEERING
SCIENTEK CO
SCIENTISTS OWN CONCERN
SEA PUMPS
SEAM ENGINEERS
SEIMITSU ENGINEERING PRIVATE LTD
SEINUMERO ENGINEERING INDIA LTD
SEINUMERO MACHINE TOOLS LTD
SELECTRON POWDERCOATS
SENEX ENGG WORKS
SETWIN INDUSTRIES
SEVENSTAR ENGINEERING (P) LTD
SFL INDUSTRIES
SHAH CONCABS PVT LTD
SHAILESH INDUSTRIES
SHALIMAR STEEL WORKS P LTD
SHANSONS ENGINEERING
SHANTI FOUNDRY SERVICES
SHARADA INDUSTRIES
SHAREEN AUTO PVT LTD
SHARMA BROTHERS
SHARMA ENTERPRISE
SHARP ENGINEERS
SHARPCO TOOLS & ACCESSORIES
SHEETAL ENTERPRISES
SHEETAL INDUSTRIES
SHELIK INDUSTRIES
SHEMBEKAR INDUSTRIES

LIKHRA BINDING & PRINTING WORKS
LINAKS PRESSINGS
LINERS INDIA LIMITED
LOKESH AUTO
LUNAR ENTERPRISE PVT LTD
M & G ENGINEERS
M B ENTERPRISES
M C INDUSTRIES
M D INDUSTRIES
M K ENGINEERING WORKS
M K ENGINEERS
M K FOUNDRY & METAL INDUSTRIES
M M ENGG
M M SINTERED PRODUCTS PVT LTD
M N ENGINEERING
M S BAL & CO
M/S. INDO-DANISH TOOL ROOM
MA BISHALAKSHMI ENGINEERING CONCERN
MACAWBER BEEKAY LTD
MACH POLYMERS
MACHINKRAFT AUTO COMPONENTS PRIVATE LTD
MACK ENGINEERS
MACTROL BEDI (INDIA) PVT LTD
MADHAV CAPACITOR PVT LTD
MAEGA TEK
MAGNA CORE
MAGNAFLUX SYSTEMS
MAHABAL AUTO ANCILLARIES P LTD
MAHABAL METALS PVT LTD
MAHALAXMI AUTO INDUSTRIES
MAHARAJA CABLES
MAHARASHTRA ENGINEERS
MAHARASHTRA METALWARE
MAHARASHTRA TYRE AND RUBBER
MAHATI ELECTRICS
MAHENDRA ENGINEERING &MFG COMPANY
MAHESH MANUFACTURING & SUPPLY
MALHOTRA ENGINEERS
MALKAN ENGINEERING
MANALEE INDUSTRIES
MANASI AUTO PARTS PVT LTD
MANGESH AUTO PARTS PVT LTD
MANILA ENGINEERING CONCERN
MANISHA CHEMICALS
MANJEET AUTO PRODUCTS
MANOHARLAL KHIMJI
MANONIL SCREEN PRINTERS
MANU PLASTICS
MARGO ENGINEERS PVT LTD
SUNNY AUTO PRODUCTS PVT.LTD.
SUNORANGE ENTERPRISES PVT LTD
SUPER BLAST INDUSTRIES
SUPER CRAFT FOUNDRY
SUPER SCREWS PVT. LTD .
SUPER SEALS INDIA LIMITED
SUPERFLEX ENGINEERING & POLYMERS
SUPERSLICK LININGS & SPARES
SUPRABHA INDUSTRIES LIMITED .
SUPREME INDUSTRIES
SUPRIMA SYSTEMS
SURABHI PRINT ART
SURESH PRESS WORKS
SURYA ENGINEERS
SUSIRA INDUSTRIES
SUVARNA FIBREGLASS ENGINEERS
SUVARNA FIBROTECH PVT LTD
SUYESH ENTERPRISES
SUYOG RUBBER INDIA PVT LTD
SWAPNIL AUTO ENGINEERING PVT LTD
SWASTIKA INDUSTRIES
SWIFT ENTERPRISE PVT LTD
SYNDICATE EXHAUST SYSTEMS (P) LTD
SYNERGETIC SALES & SERVICES P LTD
SYSTEMS ENGINEERS
T G R ENGINEERING & AUTOMOTIVE
T I FLEXIBLE TUBES LTD
T.V. SUPER FILTER INDUSTRIES
TANNA UDYOG
TARA ENGG & MFG CO
TARINI STEEL CO PVT LTD
TATANAGAR METAL & ALLOY
TATANAGAR STEEL PRODUCTS
TAURUS FLEXIBLES
TECH TRADE
TECHNO ENGG
TECHNOAUTO COMPONENTS (I) PVT.LTD.
TEKNIK PLANT & MACHINERY MFG CO PVT LTD
TESTO ENGINEERING WORKS PVT LTD
THE ROLLER BEARING CO BIHAR
THE WEST INDIA POWER EQUIPMENTS
THREE M ENERGY ENVIRONMENT PVT LTD
TIGON PIPE BENDERS PVT LTD
TOOL AND GUAGES CO
TOOL-O-GRIND
TOOLS & FIXTURE MANUFACTURING CO
TOSHNIWAL INDUSTRIES PVT LTD
TOYO SPRINGS LIMITED
TRAMCO COACHES PVT LTD
TREAT METAL ENGINEERS

Schedule forming part of the balance sheet and profit & loss account

(A) Notes on the Balance Sheet (Contd.) "14" [Item no. 13] (contd.)

9. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows (contd.) :

MULGAONKAR ENGINEERING WORKS
MULTI ENGINEERING SERVICES
MULTITECH AUTO LIMITED
MULTITECH AUTO LTD
MUNCHUR INDUSTRIES PVT LTD
N B S RUBBER INDUSTRIES
N CRANKWELL PVT LTD
N R INDUSTRIES
NADI AIRTECHNICS PRIVATE LIMITED
NAFDIST PVT LTD
NAGEL SPECIAL MACHINES PVT LTD
NALIN RUBBER P LTD
NARENDRA AGENCIES
NATESAN PRECISION COMPONENTS
NATESAN SYNCHROCONES PVT LTD
NATIONAL AUTOMOTIVE COMPONENT
NATIONAL AUTOMOTIVE COMPONENTS
NATIONAL BODY BUILDERS
NATIONAL ENGG ENTERPRISES
NATIONAL ENGG WORKS
NATIONAL INDUSTRIAL APPARELS
NATRAJ TOOLS
NATRAJ IRON & CASTINGS LIMITED
NATRAJ METALS
NATRAJ PAPER TUBE CO
NAV BHARAT INDUSTRIES
NAVA BHARAT UDYOGA KENDRA
NAVIN ENGINEERING COMPANY
NAVNEET INDUSTRIES
NAVSHAKTI ENGG WORKS
NEEDUMBRA INDUSTRIES PVT LTD
NEEL ELECTRO TECHNIQUES
NEELACHAL ENGINEERING COMPANY
NEELKAMAL INDUSTRIES
NEOLAC RUBBER MFG CO P LTD
NEW BIHAR PAPER INDUSTRIES
NEW ENGG WORKS
NEW TRIVENI MINERALS
NILAM GASKETS & SPIRALS
NILKAMAL CRATES AND BINS
NIRAV ENGINEERING WORKS
NIRMITI TOOL ROOM PVT LIMITED
NISHKO INSTRUMENTS PVT LTD
NITIN ASSOCIATES
NITIN PRESSINGS
NIVEDITA ENGINEERING
NIZAMI ACCURATE MANUFACTURER
NODI ENGG WORKS
NOISE AND HEAT CONTROL SYSTEMS PVT LTD
NUTECH AUTO PRIVATE LTD
NYLON INDUSTRIES
OHM ELECTRICALS
OIL SEALS MANUFACTURING CO PVT LTD
OMEGA AUTOMOTIVE PVT LTD
OPEL INSTRUMENTS PVT LTD
ORIENTAL HYDRAULICS PVT LTD
OSHO TOOLS PVT LTD
OSNA ELECTRONICS PVT LTD
OSTA ENTERPRISES
P K PRESS METAL PRIVATE LIMITED
P M G (INDIA) PVT LTD
P M S PRECISION ENGINEERS
P R PRESS WORKS
P S ENGG WORKS
PACE EQUIPMENT PRIVATE LTD
PACOLINE INDUSTRIES
PAHARI ENGG WORKS
PAL INDUSTRIES
PANCHAL ENTERPRISES
PANORAMA AUTOMOTIVE INDS PVT LTD
PARACOAT PRODUCTS LIMITED
PARSHWANATH METAL PROCESSORS (I) PVT LTD
PATHEJA BROTHERS FORGINGS & STAMPINGS LTD
PATSON ENGINEERS
PAUL & CO
PAWAN AUTO INDUSTRIES
PEARL PLASTIC PRODUCTS
PEEJEE ENGINEERING WORKS
PENWEL INDUSTRIES
PERFECT ALLOY COMPONENTS PVT LTD
PERFECT INDUSTRIAL ENTERPRISE
PERFECT OIL SEALS & INDL RUBBER
PERFECT PROFILE CENTRE
PERFECT TOOLS
PETHE ENGINEERING PVT LTD
PFEDA SYNTHETICS PVT LTD
PHOENIX ALUMINIUM PRODUCTS PVT LTD
PHOENIX PRESS PARTS
PIONEER INDUSTRIAL ENTERPRISES
PIONEER INDUSTRIES
PITRODA PULVERISING & ENGINEE
PLASTIMOL
PLATE MASTERS
PNEUMATIC TOOLS MANUFACTURING CO
POKHARKAR INDUSTRIES
POLY PRODUCTS
POLYCAB PREMIERS PVT LTD
POONA AUTO ANCILLARIES PVT LTD
PURAFIL ENGINEERS
PYRAMID FABRICATORS & ENGINEE
QMAX TEST TECHNOLOGIES PVT LTD
QUAL CAST PATTERN SHOP
QUALITY ANCILARY CO
QUALITY COMPONENTS
QUALITY PRESSING PRODUCTS
R C ENGINEERING WORKS
R D ASHAR
R K CABLE CORPORATION
R P ENTERPRISE
R R INDUSTRIES
R Y INDUSTRIES
RAHUL ENTERPRISES
RAINBOW ENGINEERING CO
RAJ ENTERPRISES
RAJ HIGH-TECH VENTURES PVT LTD
RAJAN ENTERPRISES
RAJESH ENGINEERING WORKS
RAJESH ENTERPRISES
RAJHANS ENGG WORKS
RAJKALA AUTOBODY WORKS
RAJKAMAL INDUSTRIES
RAMASU HYDRAULICS PVT LTD
RAMCHANDSON & CO
RAMCO AUTOMATICS
RAMESH & CO
RAMKRISHNA FORGINGS PVT LTD
RANE ENTERPRISES
RANE MADRAS LTD
RANFLEX INDIA PVT LTD
RANK ENGG WORKS
RASADHARA INDUSTRIES
RAVI & CO
RAVI & COMPANY
RAVI TECHNOCRAFT (I) PVT LTD
RAVJEET ENGG SPECIALITIES PVT LTD
RAY CONSTRUCTION
REDOLENT ENGG & MFG CO
REFCOM INDIA PVT LTD
REFLEX INDUSTRIES
REMSONS INDUSTRIES LIMITED
REPUTE ENGINEERING STORES
RESINS & PLASTICS PVT LTD
REWALE ENGINEERING PVT LTD
RIGHT TIGHT FASTENERS PVT LTD
RIGHT TIGHT FASTNERS PVT LTD
RIJ ENGINEERING PVT LTD
RINBI AUTO ENGINEERING P LTD
RIVOLTA AUTO INDUSTRIES
ROHIT INDUSTRIES
ROOTS INDUSTRIES LIMITED
ROOTS INDUSTRIES LIMITED .
ROPLAS INDIA LTD
ROTEX ENGINEERS
ROTEX MFRS & ENGINEERS P LTD
ROUMAC
ROY BROTHERS KADMA
RSB CHEMICAL INDUSTPIES
RSZ INDUSTRIES
RUBER AUTO INDUSTRIES
RUPAM ENGINEERING
RURAL AUTO ELECTRO MFG CO PVT LTD
S I ENTERPRISE
S K ENGG
S K ENGINEERING
S K TIMBERS
S M AUTO ENGINEERING PVT LTD
S M ROLLING WORKS
S R ASSOCIATES
S S ENTERPRISES
S S PLASTICS
S V PRECISION INSTRUMENTS
S VISHWAKARMA ENTERPRISES
S YASHWANT & CO ENGINEERS PVT LTD
S.S ENGINEERING WORKS
SACHDEV ENGG WORKS PVT LTD.
SACHIN ENGG
SACHIN ENGINEERING
SADERA ENGG WORKS
SAFETY PRODUCTS & SERVICES
SAGAR CONTAINERS
SAGI BODY WORKS
SAH PETROLEUMS LIMITED
SAHAJEEVAN AUDHYOGIK SAHAKARI
SAHAJEEVAN AUDYOGIC SAHAKARI
SAHU TIMBERS
SAHYADRI INDUSTRIES
SAHYADRI UDYOG
SAHYOG ENGINEERS
SAINA INDUSTRIES
SAKHI INDUSTRIES LTD
SAKI AUTO PRODUCTS PVT LTD
SAM LEATHER & PLASTIC WORKS
SAMARTH AUTO PRECIS ON (I) PVT LTD
SAMARTH ENGG CO P LTD
SAMCO ALLOYS (INDIA) PVT LTD
SAMCO AUTO (INDIA) PVT LTD
SHILP UDYOG
SHIMPUKADE ENGINEERING PVT LTD
SHIRKE ENGINEERING SERVICES PVT LTD
SHIV INDUSTRIAL PRODUCTS
SHIVAM ENTERPRISES
SHIVSHAKTI INDUSTRIES
SHREE ADARSH ENTERPRISES
SHREE GIRDHARILAL CHAWLA & SONS
SHREE INDUSTRIES
SHREE JAGADAMBA INDUSTRIES
SHREE KEDAR MUDRAN
SHREE PLASTIC INDUSTRIES
SHREE SANT DNYANESHWAR INDUST
SHREE SUDARSHAN RUBBER PRODUCTS
SHREEKRIPA ENTERPRISES
SHREERAM POLYPLAST
SHREYA INDUSTRIES
SHRI SAI RUBBER COATING
SHRI SAPTASHRINGI INDL PRODUCTS
SHRI.VENKATESHWARA ENGINEERS
SHRINIVAS ENGINEERING WORKS
SHRIPAD ENGINEERING WORKS
SHRIRAM FOUNDRY LIMITED
SHRIRAM RUBBER PRODUCTS
SHRIRAM TOOLS
SHROFF TEXTILES LIMITED
SHUTHAM ELECTRIC LIMITED
SHYAMLAL IRON AND STEEL CO
SIDDHAGIRI ENGG WORKS
SIDDHALAXMI ENGINEERING IND (P) LTD
SIDDHARTH INDUSTRIES
SIDHARUD PRESS TOOLS
SIDHESHWAR AND CO
SIGMA INDUSTRIES
SIMPLEX PECISION INSTRUMENTS
SIMPSON SABIND INDUSTRIES LTD
SINGH & SONS INDUSTRIES
SINGH ENGG CO
SINGHBHUM DIESELS
SINGHBHUM MACHINOMETAL PRIVATE LTD
SINGHBHUM TECHNOCAST PVT LTD
SISRI WELDAIDS P LTD
SITAL ENGG WORKS
SNEHA ELECTRONICS
SNEHA INDUSTRIES
SOAMI & CO
SOMNATH SEVASHRAM
SONI AUTO & ALLIED INDUSTRIES P LTD
SOUND ELECTRONICS
SOUTH BIHAR PLASTIC PVT. LTD.
SPA COMPUTERS LTD
SPACERALL
SPAN ASSOCIATES
SPARES CO
SPARK LINE INDUSTRIES
SPARTAN ELECTRICALS
SPECIAL SYSTEMS
SPECIALISED COMPONENTS PRIVATE LTD
SPEEDY MEASURING EQUIPMENT CO P LTD
SPIRE INDIA
SPRING FASTNERS
SPRING INDIA
SQUARE ENGINEERING CO
SREE LAXMI TIMBER TRADERS
SREE S G K INDUSTRIES
SRI DASHMESH ENGG WORKS
SRI GANESH FOUNDRY PR LTD
SRI RAJALAKSHMI COMMERCIAL KITCHEN EQUIP P LTD
SRICHARAN ENTERPRISES
SRIJAN CONTROL DRIVES
SRINIVAS ELECTRIC & ENGG CONCERN
STALLION AUTO PARTS PVT. LTD.
STANDARD ENGG COMPANY
STAR AUTO INDUSTRIES
STAR FOOT WEAR PRODUCTS PVT LTD
STAR TESTING SYSTEMS
STARVOX ELECTRONICS LIMITED
STEEL ENGINEERS
STEEL INDUSTRIES
STEELCITY METAL PRODUCTS PVT LTD
STEELMAN S INDUSTRY
STERIMED SURGICALS (INDIA) PVT LTD
STRIDENT POLYMERS (INDIA) PVT LTD
STRIPCO
STUD ASSOCIATES
STUSER TOOLS PVT LTD.
SUBHADRA ENTERPRISES
SUBODHAN ENGRS (PUNE) P. Ltd
SUDARSHAN RUBBER PRODUCTS PVT LTD
SUHAS ENGG WORKS PVT LTD
SUHAS ENTERPRISES
SUJAN INDUSTRIES
SUMAX PRECISION
SUMEDHA MICROWARE
SUMIT ENTERPRISES
SUN - N - SHADE SUNVISORS PVT. LTD.
SUN RISE PLASTICS INDUSTRIES
SUNBEAM FABRICATORS AND POLYMERS PVT LTD
TRIMURTI ENGINEERS
TRIO ENTERPRISES
TSC INSTRUMENTS PVT LTD
TUBE COMPUTECH PVT LTD
TUFF SEAL PVT LTD
TULSI RUBBER PRODUCTS PVT LTD
TURNO INDIA PVT LTD
TURNWELL ENGINEERS PVT LTD
TUSHAR AUTO PARTS PVT LTD
TUSHAR ENGG PVT LTD
TWIN ENGINEERS PVT LTD
UCAL PRODUCTS PRIVATE LIMITED
UCHIL INDUSTRIES
UI CRANKSHAFT ENGINEERING WORKS
ULTRASEAL INDIA PVT LTD
UMA PRECISION PVT LTD
UNION PLASTIC & ENGG WORKS
UNIPLAST PRIVATE LIMITED .
UNIQUE AUTO ASSEMBLIES
UNIQUE ENTERPRISE
UNIQUE SUSPENSIONS (P) LTD
UNITED ENGG SERVICES
UNITED METACHEM PVT LTD
UNITED TYREKRAFTS PVT LTD
UNIVERSAL ENGINEERING
UNIVERSAL ENTERPRISES
UNIVERSAL FANS (INDIA) PVT LTD
UNIVERSAL PRECISION PRODUCTS
UNIVERSAL PRECISION TOOLS
UNIVERSAL SPRINGS
URASTUN METAL INDUSTRIES PVT LTD
USHA ENTERPRISES
USHA LUBES PVT LTD
USHA METAL FORGING
V M METAL INDUSTRIES
V R COATINGS
VAKO SEALS
VALCO INDUSTRIES INSTRUMENT DIVISION
VANKOS & COMPANY
VANKUSHA RUBBER PRODUCTS
VARDHINI UDYOG
VARSHA PRECISION INDUSTRIES
VEEJAY ENGINEERS
VEEL ENGINEERING (PUNE) PVT LTD
VENKATESH ENTERPRISES
VENUS INDUSTRIAL CORPORATION LTD
VENUS MANUFACTURING CO
VERSATILE ENGINEERS
VERSATILE EQUIPMENTS PRIVATE LTD
VIBROMECH ENGINEERS & SERVICE
VIBROMECH ENGINEERS & SERVICES
VIB'S INDIA PRESSINGS
VIDYUT PLAST
VIG FURNITURE HOUS
VIJAY ENGG WORKS
VIJAY ENTERPRISES
VIJAYA ENGINEERING COMPANY
VIJAYESH INSTRUMENTS PVT LTD
VIJAYSHREE INDUSTRIES LTD
VIJOY ENTERPRISES
VIKAS INDUSTRIES
VIKAS PRECISION WORKS
VIKRAM ENGINEERING WORKS
VIKS GEARS (INDIA) LTD.
VINIL PROCESS CONTROLS PVT LTD
VINKI ENGINEERS
VINMAN ENGINEERING PVT LTD
VIPUL-S PLASTOCRAFTS PRIVATE LTD
VIRTUE ELECTRONICS
VISHAL PACKERS PRIVATE LIMITED
VITRONICS
VIVEK ENGINEERS
WASU INDUSTRIAL SERVICES
WATER TREATMENT SERVICES
WEST BENGAL CORPN
WESTERN CERAMICA
WESTERN INDIA FORGINGS LTD
WESTERN MINI FORGE P LTD
WESTERN PRESSING PRIVATE LIMITED
WINDSTON SPRINGS PVT LTD
WOODCRAFT TRAINING CENTRE
YAMUNA INDUSTRIES
YASHASHREE ENGINEERS & CONSULTANTS
YASHWANT ENGG WORKS
YENKAY INSTRUMENTS & CONTROLS PVT LTD
YEZDI ENGINEERS
YOUTH INDIA TRADING CO
ZAAM TOOLS .
ZATAKIA COMMERCIAL CORPORATION
ZELTEX MAGNETICS PVT LTD
ZERO DEFECT AUTO PRODUCTS PVT LTD
ZETA INDUSTRIAL CORPORATION
ZODIAC ENTERPRISES

Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 13] (Contd.)
(A) Notes on the balance sheet (contd.)

	As at March 31, 2002 Rupees Crores	As at March 31, 2001 Rupees Crores
10. Claims against the Company not acknowledged as debts -		
(i) Sales Tax – Gross	**288.86**	221.20
– Net of Tax	**266.13**	204.28
(ii) Excise Duty – Gross	**18.05**	32.13
– Net of Tax	**16.63**	29.68
(iii) Others – Gross	**103.47**	124.06
– Net of Tax	**95.32**	114.57
(iv) Provision not made for income tax in dispute (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :		
(a) Decided in Company's favour by Appellate authorities and for which Department is in further appeal	**49.84**	99.63
(b) Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years	**77.84**	95.02
(c) Pending in appeal/other matters	**45.22**	34.88
(v) The Company has received an excise demand of Rs. 308.88 Crores including penalty of Rs.154.44 Crores regarding basis of assessable value for shipment for the period April, 1981 to September, 1996. The Company believes these demands are not sustainable in view of the earlier decision of the Patna High Court and the Supreme Court in the same matter.		
11. Estimated amount of contracts remaining to be executed on capital account and not provided for	**54.18**	56.33
12. Other money for which the Company is contingently liable -		
(i) In respect of bills discounted and export sales on deferred credit	**531.71**	260.01
(ii) The Company has given guarantees for :		
(a) Liability in respect of receivables assigned by way of securitisation	**319.08**	283.73
(b) Liability in respect of finance facility given to Dealers by a third party	**—**	18.07

Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 17] (Contd.)

	2001-02 Rupees Crores	2000-01 Rupees Crores
(B) Notes to the profit and loss account:		
(1) Purchase of Products for Sale etc. include:		
(a) Spare parts and accessories for sale	172.85	209.02
(b) Bodies and Trailers for mounting on chassis	83.04	48.10
	255.89	257.12

(2) Sales and Opening and Closing Stocks of Truck and Bus Chassis include Chassis mounted with bodies / trailers. [Also refer Schedule 14 and 15, Page 30 & 31]

(3) Research and Development expenditure of Rs.92.37 Crores (2000-01 : Rs.90.45 Crores) including the amortised portion of deferred expenses, has been charged to Profit and Loss Account.

(4) Managerial Remuneration :

Consequent to inadequacy of Profit for the year computed in accordance with Section 349 and 350, of the Companies Act, 1956, the remuneration paid to Whole time Directors has been restricted as per Schedule XIII to the Companies Act, 1956 to Rs. 46,19,156 which is lower than the remuneration approved by the shareholders by a sum of Rs.1,35,645 for which provision has been made in accounts. The Company has also provided incentive remuneration of Rs. 79,24,657 including Rs. 34,24,657 for the previous year, which has been approved by the shareholders. An application has been submitted to the Central Government seeking approval for payment of the aforesaid amounts.

(5) The Shareholders of the Company at the Extra-Ordinary General Meeting held on March 27, 2002 approved and the High Court of Judicature at Mumbai vide its order passed on May 2, 2002 confirmed the utilisation of Securities Premium Account in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, towards adjustment of the following debit balances:

	Rupees Crores
Deferred Revenue Expenditure	950.05
Capital Work in Progress	197.61
Diminution in the value of Investment	31.25
	1178.91

	2001-02 Rupees Crores	2000-01 Rupees Crores
(6) Interest :		
(a) On Debentures and Fixed Loans	280.71	327.13
(b) Others	114.72	171.78
	395.43	498.91
Less : (i) Transferred to Capital Account	19.00	19.66
(ii) Interest received on bank and other accounts [tax deducted at source Rs. 0.48 Crore (2000-01: Rs. 1.59 Crores)]	33.32	47.91
(iii) Discounting charges (Net)	(39.12)	(12.24)
	382.23	443.58

Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 17] (Contd.)

(B) Notes to the profit and loss account (Contd.)

(7) Provision for Contingencies represents provision for a possible diminution in value of a commitment for a future trade investment.

(8) a) Consequent to Accounting Standard – 22 "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India becoming mandatory with effect from April 1, 2001 the Company has recorded the cumulative net deferred tax liability as at March 31, 2001 of Rs. 302.00 Crores as a charge to General Reserve on April 1, 2001. Consequent to the utilisation of Securities Premium Account towards adjustment of debit balance in Miscellaneous Expenses (to the extent not written off), deferred tax liability of Rs.341.52 Crores created in respect thereof, has been credited to Securities Premium Account [Note B (5),Page 28]. Further, deferred tax asset of Rs. 55.48 Crores for the year has been recognised as income in the Profit and Loss Account.

b) Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2002 Rupees Crores
Liabilities:	
Depreciation	(603.55)
Others	(9.62)
	(613.17)
Assets:	
Unabsorbed Depreciation	523.18
Unabsorbed Business Loss	57.48
Employees Separation Schemes	70.84
Others	56.67
	708.17
Deferred Tax Assets (Net)	95.00

(9) Earnings Per Share:

			2001-02	2000-01
(a)	(Loss) after tax	Rs.Crores	(53.73)	(500.34)
(b)	The weighted average number of Ordinary Share	Nos.	27,13,46,175	27,11,54,397
(c)	The nominal value per Ordinary Share	Rupees	10	10
(d)	Earnings Per Share (Basic)	Rupees	(1.98)	(18.45)

Conversion of potential ordinary shares to ordinary shares being anti dilutive (decreases loss per share from continuing ordinary activity) has been ignored (in accordance with para 41 of the Accounting Standard 20-Earnings Per Share). As a result, the diluted earnings per share is same as the basic earnings per share.

(C) Other notes :

(1) Previous year's figures have been re-grouped where necessary.

(2) Comparative figures for 2000-01 are shown in brackets.

(3) Figures have been shown in Rupees Crores only, in accordance with the approval from the Company Law Board.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no. 17] (Contd.)

(D) Information in regard to opening stock and closing stock :

	2001-02		2000-01	
	Quantity Nos.	Value Rupees Crores	Quantity Nos.	Value Rupees Crores
(a) Opening Stock –				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, etc. and bodies thereon	8094	383.36	8873	372.79
Small Cars	2219	57.22	1218	33.57
Marine Engines	—	—	16	0.09
Manufactured and Purchased Components for sale :				
Vehicle Spare Parts		153.38		122.66
Scrap		5.10		8.00
		599.06		537.11
(b) Closing Stock –				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, etc. and bodies thereon	8876*	414.28	8094 *	383.36
Small Cars	228	5.51	2219	57.22
Manufactured and Purchased Components for sale :				
Vehicle Spare Parts		131.58		153.38
Scrap		4.50		5.10
		555.87		599.06

* Excluding 586 vehicles (2000-01: 294 vehicles) which have been transferred for internal use or totally damaged in transit and insurance claims settled and is net of adjustments.

Schedule forming part of the profit and loss account

"15" [Item no. 17]

Information in regard to Sales effected by the Company (excluding inter-divisional transfers, settlements for damaged goods and goods capitalised) :

	2001-02		2000-01	
	Quantity Nos.	Value Rupees Crores	Quantity Nos.	Value Rupees Crores
1. Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, etc. and bodies thereon	116,992	6088.06	126,362	5978.90
2. Small Cars	66,232	1890.77	44,153	1248.42
3. Spare Parts for Vehicles		483.38		428.70
4. Exports Incentives		33.19		41.86
5. Marine Engines	2,615	29.75	2,324	20.09
6. Scrap		26.39		31.07
7. Castings and Forgings		79.89		130.10
8. Spare Parts for in Process Gauging		—		0.02
9. Others		—		24.23
10. Income from Services		5.28		2.90
		8636.71		7906.29

Note :

Sale Value of Products included above is net of remuneration paid for services rendered for Exports amounting to	5.10	6.07

Schedule forming part of the profit and loss account

"16" [Item no. 17]

Quantitative information in regard to installed capacity and the goods manufactured by the Company :

	Unit of measurement	Installed capacity*	Actual production**
1. On road automobiles having four or more wheels such as light, medium and heavy commercial vehicles, jeep type vehicles and passenger cars covered under Sub-heading (5) of Heading (7) of First Schedule (Jamshedpur Works)	Nos.	60000 (60000)	32629 (36615)
2. Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Pune Works) Licensed Capacity – 4,00,000 Nos. – License dated November 24, 1998.	Nos.	270000 (270000)	140863 (129674)
3. Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Lucknow Works)	Nos.	30000 (30000)	9109 (4742)
4. Special Purpose Motor Vehicles, other than those principally designed for the transport of persons or goods (Dharwad Works)	Nos.	— (—)	— (—)
5. Truck and Bus Bodies (on single shift basis)	Nos.	2160 (2160)	— (—)
6. Diesel Engines for Industrial and Marine applications	Nos.	@ @	2615 (2324)
7. Electric Equipments (on maximum utilisation basis) –			
(a) Printed circuit Motors upto 2.2 KW ratings	Nos.	150 (150)	— (—)
(b) Spot Welding Guns	Nos.	80 (80)	— (—)
(c) In Process Gauging	Nos.	40 (40)	14 (—)
(d) Rotary Position encoder and readout	Nos.	100 (100)	— (—)
(e) Linear Position encoder and readout	Nos.	100 (100)	— (—)
(f) Proximity Switch	Nos.	1000 (1000)	— (—)

Schedule forming part of the profit and loss account

"16" [Item no. 17] (Contd.)

	Unit of measurement	Installed capacity*	Actual production**
7. Electric Equipments (on maximum utilisation basis) –(contd.)			
(g) Electrical Copy Machining	Nos.	10	—
		(10)	(—)
(h) Numerical Control of Machine Tools	Nos.	10	—
		(10)	(—)
(j) Solid State Controller for Machine Tools	Nos.	50	—
		(50)	(—)
(k) L.V.D.T., Vertical Bar Display, Analogue Timer, Digital Counter and Digital Timer	Nos.	4200	—
		(4200)	(—)
(l) Electronic Comparator, Electronic Weighing Instruments, Crane - Weighing Instruments and Test Rig equipment	Nos.	260	7
		(260)	(9)
8. S. G. Iron Castings	Tonnes	11000	8574
		(11000)	(6960)
9. S. G./Grey Iron Semis by continuous casting process	Tonnes	3600	—
		(3600)	(—)
10. Manufactured Components for Sale ~	Rupees Crores		127.06
			(111.86)

* On double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon by the Auditors.

** Includes production for internal use.

@ These are manufactured against spare capacity under (1) and (2) above.

~ The production disclosed against manufactured components is the value (as this is more meaningful than quantity) of such components transferred during the year to the warehouses for sale.

Schedule forming part of the profit and loss account

"17" [Item no. 17]

Information regarding exports and imports and other matters :

			2001-02 Rupees Crores	2000-01 Rupees Crores
1.		Earnings in foreign exchange :		
	(i)	F.O.B. value of goods exported [including sales through Export House, Exports to Nepal and local sales eligible for export incentives & exchange differences of Rs. 5.22 Crores (2000-01 : Rs.8.77 Crores)]	620.21	722.75
	(ii)	Interest and Dividend	0.81	0.44
	(iii)	Others	—	2.12
2.		C.I.F. value of imports		
	(i)	Raw Materials and Components	75.45	91.41
	(ii)	Machinery spares and tools	6.97	11.53
	(iii)	Capital goods	25.19	7.91
	(iv)	Spare Parts for sale	2.73	3.59
	(v)	Other items	2.88	7.91
		The imports shown above are as per the customs copies of licences/bills which, as certified by the Company to the Auditors, cover the entire imports during the year.		
3.	(a)	Value of imported and indigenous raw materials and components consumed :		
		(i) Imported at Rupee cost	104.31	113.37
		(ii) Indigenously obtained	4356.27	4357.58
	(b)	Percentage to total consumption :		
		(i) Imported %	2.34	2.54
		(ii) Indigenously obtained %	97.66	97.46

Notes : (a) In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as go directly into production.

(b) The above figures have been shown after giving effect to certain estimates and assumptions made by the Management which have been relied upon by the Auditors. (See Note to Schedule 18, Page 35)

Schedules forming part of the profit and loss account

"17" [Item no. 17] (Contd.)

	2001-02 Rupees Crores	2000-01 Rupees Crores
4. Expenditure in foreign currency (subject to deduction of tax where applicable) :		
(i) Royalty and Fees payable to Technical Associates	16.68	9.16
(ii) Interest (including interest on convertible debentures held by non-residents and payments in Rupees to financial institutions on foreign currency loans)	47.93	64.13
(iii) Commission on Exports (paid through Export House)	12.49	17.89
(iv) Payments on Other Accounts (including net Exchange differences).	67.56	87.41
5. Remittances in foreign currencies for dividends :		
The Company does not have complete information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends declared during the year and payable to non-resident shareholders for the year 2000-01(previous year: 1999-2000), are as under :		
(i) Number of non-resident shareholders	—	4,983
(ii) Number of shares held by them	—	7,11,21,982
(iii) Gross amount of dividend	—	17.78

"18" [Item no. 17]

Information in regard to raw materials and components consumed :

	Unit of Measurement	2001-02 Quantity	2001-02 Value Rupees Crores	2000-01 Quantity	2000-01 Value Rupees Crores
Steel	Tonnes	85,331	200.43	80,289	199.98
Steel Tubes	Tonnes	1,158	5.57	1,000	5.41
Non-ferrous alloys/metals	Tonnes	1,341	12.39	1,084	10.00
Ferro Alloys	Tonnes	1,204	4.16	873	2.97
Steel Melting Scrap	Tonnes	49,584	38.35	38,971	29.06
Paints, Oils and Lubricants.	Tonnes	1,476		674	
	Kilo litres	6,576	65.72	4,359	45.61
Tyres, Tubes and Flaps	Nos.	12,32,741	315.15	10,31,521	313.52
Cummins Engines	Nos.	31,736	356.57	46,136	529.42
CNG Engines	Nos.	569	17.31	—	—
Other components			3,444.93		3,334.98
			4,460.58		4,470.95

Note : The Consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items, etc. and effects of certain estimates and assumptions made by the Management and relied upon by the Auditors. The figures of other components is a balancing figure based on the total consumption shown in the Profit and Loss Account.

Cash Flow Statement

		Rupees Crores	2001-02 Rupees Crores	2000-01 Rupees Crores
A.	**Cash flow from Operating Activities**			
	Net (Loss)after tax after extraordinary items		(53.73)	(500.34)
	Adjustments for:			
	Depreciation	354.68		347.37
	Unrealised Foreign Exchange(Gains) / Losses	0.01		0.13
	(Profit)/Loss on Sale of Assets (Net)	(0.75)		(0.13)
	(Profit) on Sale of Investments	(3.61)		(42.00)
	Adjustment on Sale of Undertaking	—		4.20
	Provision for Diminution in Value of Investments (Net)	1.37		13.00
	Provision for contingencies	20.00		—
	(Profit) on buy back of US Bonds	(4.47)		(10.06)
	Other non-operational income	(3.05)		—
	Wealth Tax	0.54		1.25
	Deferred tax	(55.48)		—
	Interest/Dividend (Net)	365.63		419.27
	Revaluation of Foreign Currency loans charged off	0.09		14.12
	Amortisation of Deferred Revenue Expenditure	89.83		137.36
	Employee Separation Cost	25.82		16.71
			790.61	901.22
	Operating Profit before Working Capital Changes		736.88	400.88
	Adjustments for:			
	Trade and Other Receivables	53.65		143.05
	Inventories	117.59		(114.24)
	Trade and other Payables	129.75		517.10
			300.99	545.91
	Miscellaneous Expenditure (to the extent not written off or adjusted) incurred during the year		(173.82)	(258.77)
	Cash Generated from Operations		864.05	688.02
	Direct Taxes (Paid)/ Refund		1.00	(25.34)
	Net Cash from operating Activity		865.05	662.68
B.	**Cash Flow from Investing Activities**			
	Purchase of Fixed Assets		(136.40)	(48.42)
	Sale of Fixed Assets		5.39	23.21
	Purchase of Investments		(67.98)	(227.22)
	Sale of Investments		254.08	54.85
	Sale of Undertaking - Extra - Ordinary Item		—	372.98
	Interest Received		31.08	48.02
	Dividend Received		16.02	24.22
	Compensation for termination of business and non compete agreement		3.05	—
	Intercorporate Deposits		0.67	(30.51)
	Net Cash from Investing Activities		105.91	217.13
C.	**Cash Flow from Financing Activities**			
	Proceeds from Issue of Convertible Debentures (converted into equity shares)		415.51	—
	Share issue expenses		(7.21)	—
	Premium on redemption of debentures		(3.90)	—
	Proceeds from Long Term & Short Term Borrowings (Net of repayments and issue expenses)		(717.10)	(222.32)
	Dividends Paid (including Dividend Tax)		(0.28)	(74.28)
	Interest Paid (including discounting charges paid, Rs 39.12 Crores; 2000-01: Rs.12.24 Crores)		(446.89)	(532.89)
	Net Cash used in Financing activities		(759.87)	(829.49)
	Net Increase / (Decrease) in Cash & Cash Equivalents		211.09	50.32
	Cash & Cash Equivalents as on March 31, 2001 (Excluding unrealised exchange difference Rs.0.02 Crores)		115.44	65.12
	Cash & Cash Equivalents as on March 31, 2002 (Excluding unrealised exchange difference Rs.0.01 Crores)		326.53	115.44

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

For and on behalf of the Board

RATAN N TATA
Chairman

To
The Board of Directors,
Tata Engineering and Locomotive Co. Ltd.

We have examined the above Cash Flow Statement of Tata Engineering and Locomotive Company Limited for the year ended March 31, 2002. The Statement has been prepared by the Company in accordance with the requirement of listing agreement clause 32 with the Stock Exchanges, and is based on and derived from and, where applicable, in agreement with, the profit and loss account and balance sheet of the Company covered by our report dated June 5, 2002 to the members of the Company.

For A.F. FERGUSON & CO.
Chartered Accountants,

A K MAHINDRA
Partner
Mumbai, June 5, 2002

For S.B. BILLIMORIA & CO.
Chartered Accountants,

Y H MALEGAM
Partner
Mumbai, June 5, 2002

Additional Information as required under part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I.	**Registration Details:**	
	Registration No.	4520
	State Code	11
	Balance Sheet Date	31.03.2002
II.	**Capital Raised during the Year:**	(Amount in Rs. Thousands)
	Public Issue	Nil
	Right Issue (excludes Share Premium of Rs. 3515932)	639260
	Bonus Issue	Nil
	Private Placement	Nil
III.	**Position of Mobilisation and Deployment of Funds:**	(Amount in Rs. Thousands)
	Total Liabilities	75203894
	Total Assets	75203894
	Sources of Funds:	
	Paid up Capital	3198237
	Reserves & Surplus	21452404
	Secured Loans	13447755
	Unsecured Loans	9629428
	Application of Funds:	
	Net Fixed Assets	34783376
	Investments	11899215
	Deferred Tax Assets (Net)	950000
	Net Current Assets	95233
	Misc. Expenditure	—
	Accumulated Losses	—
IV.	**Performance of Company:**	(Amount in Rs. Thousands)
	Turnover	89180556
	Total Expenditure *	(90272753)
	Profit/(Loss) Before Tax	(1092197)
	Profit/(Loss) After Tax++	(537397)
	Earnings Per Share (Rs.)	(1.98)
	Dividend Rate	—

V. Generic Names of Three Principal Products/Services of Company: (as per monetary terms)

Item Code No. (ITC Code)	8702 to 8708 except 8705 and 8707
Product Description	Chassis and Vehicles for transport of goods and passengers, including motor car and parts thereof.

* Includes Extraordinary Items excluding deferred tax

++ After deferred tax credit

Statement pursuant to Section 212 of the Companies Act, 1956 related to Subsidiary Companies

Name of the subsidiary	Telco Construction Equipment Company Ltd.*	Tata Technologies Ltd.	Sheba Properties Ltd.	Minicar (India) Ltd.	HV Axles Ltd.	HV Transmissions Ltd.	Tata Technologies U.S.A.*	Telco Dadajee Dhackjee Ltd.*	TAL Manufacturing Solutions Ltd.
1. Financial year of the subsidiary ended on	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002	March 31, 2002
2. Shares of the subsidiary held by the Company on the above date :									
a) Number and Face Value	7,97,50,000 Equity Shares of Rs. 10/- each, fully paid	1,01,00,200 Equity Shares of Rs. 10/- each, fully paid	50,00,000 Equity Shares of Rs. 100/- each, fully paid	53,220 Equity Shares of Rs. 10/- each, fully paid	4,46,00,000 Equity Shares of Rs. 10/- each, fully paid	3,96,00,000 Equity Shares of Rs. 10/- each, fully paid	Nil	8,420 Equity Shares of Rs. 100/- each, fully paid	5,96,00,000 Equity Shares of Rs.10/- each, fully paid
b) Extent of holding	79.75%	96.44%	100%	100%	99.11%	99%	Nil	11.50%	99.33%
3. Net aggregate amount of profits/(losses) of the subsidiary for the above financial year of the subsidiary so far as they concern members of the Company :									
a) dealt with in the accounts of the Company for the year ended March 31, 2002	Nil	2,02,00,400	Nil	Nil	Nil	Nil	Nil	6,31,500	Nil
b) not dealt with in the accounts of the Company for the year ended March 31, 2002	(21,51,60,607)	41,62,982	2,08,79,738	1,19,771	(10,17,89,216)	(11,65,28,563)	Nil	5,23,240	(12,17,46,109)
4. Net aggregate amount of profits/(losses) for previous years of the subsidiary, since it became a subsidiary so far as they concern members of the Company:									
a) dealt with in the accounts of the Company for the year ended March 31, 2002	Nil	8,52,33,090	11,70,70,233	Nil	Nil	Nil	Nil	31,57,500	Nil
b) not dealt with in the accounts of the Company for the year ended March 31, 2002	(5,76,44,555)	6,91,80,684	5,07,45,745	(2,32,40,020)	(25,25,58,751)	(33,47,21,576)	Nil	20,14,166	(38,30,62,100)

* By virtue of Section 4 (1) (c) of the Companies Act, 1956, the following companies are the subsidiaries of the Company :
- Tata Technologies U.S.A., as Tata Technologies Ltd. holds 1,50,000 shares having no par value aggregating 100% of nominal value of its share capital.
- Telco Dadajee Dhackjee Ltd., as Sheba Properties Limited holds 50,905 equity shares of Rs. 100/- each aggregating 69.54% of the nominal value of its equity share capital.
- Telco Construction Equipment Company Limited, as Sheba Properties Limited holds 2,50,000 equity shares of Rs. 10/- each aggregating 0.25% of the nominal value of its equity share capital.

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
— Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
— Executive Directors

H K SETHNA
Company Secretary

Mumbai, June 5, 2002

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS

THE TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

We have examined the attached Consolidated Balance Sheet of TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED, ("the Company") and its subsidiaries as at March 31, 2002 and the Consolidated Profit and Loss Account for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose audited financial statements reflect total assets (net) of Rs 263.26 Crores as at March 31, 2002 and total revenues of Rs 155.52 Crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of the subsidiaries, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiaries, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at March 31, 2002; and

b) in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Company and its subsidiaries for the year then ended.

For A.F.FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S.B.BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, June 5, 2002

Consolidated Balance Sheet as at March 31, 2002

	Schedule	Page	Rupees Crores	Rupees Crores
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
(a) Capital	1	44	319.82	
(b) Reserves and Surplus	2	44	1836.17	
				2155.99
2. MINORITY INTEREST				40.24
3. LOAN FUNDS				
(a) Secured	3	45	1771.73	
(b) Unsecured	4	45	1051.82	
				2823.55
4. TOTAL FUNDS EMPLOYED				5019.78
APPLICATION OF FUNDS				
5. FIXED ASSETS	5	46		
(a) Gross Block			6170.50	
(b) Less - Depreciation			2524.75	
(c) Net Block			3645.75	
(d) Capital Work in Progress			180.07	
				3825.82
6. GOODWILL (On Consolidation)				76.51
7. INVESTMENTS	6	46		715.22
8. DEFERRED TAX ASSETS (NET)				102.00
9. CURRENT ASSETS, LOANS AND ADVANCES				
(a) Inventories	7	47	1175.98	
(b) Sundry Debtors	8	47	905.28	
(c) Cash and Bank Balances	9	47	332.06	
(d) Loans and Advances	10	47	711.97	
			3125.29	
10. CURRENT LIABILITIES AND PROVISIONS				
(a) Current Liabilities	11	48	2621.83	
(b) Provisions	12	48	244.12	
			2865.95	
11. NET CURRENT ASSETS [(9) less (10)]				259.34
12. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	48		40.89
13. TOTAL ASSETS (NET)				5019.78
14. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		49		
15. NOTES TO BALANCE SHEET	14	52		

As per our report attached

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, June 5, 2002

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK — Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN — Executive Directors

Mumbai, June 5, 2002

Consolidated Profit and Loss Account for the Year Ended March 31, 2002

	Schedule	Page	Rupees Crores	Rupees Crores
INCOME				
1. SALE OF PRODUCTS AND OTHER INCOME	A	42		9325.05
EXPENDITURE				
2. MANUFACTURING AND OTHER EXPENSES	B	43	8689.23	
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			(169.74)	
				8519.49
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				805.56
4. AMORTISATION OF DEFERRED REVENUE EXPENSES				95.90
5. DEPRECIATION				392.22
6. INTEREST [Note B (3), Page 55]				444.67
(LOSS) FOR THE YEAR BEFORE EXTRAORDINARY / EXCEPTIONAL ITEMS AND TAX				(127.23)
7. PROVISION FOR CONTINGENCIES [Note B (4), Page 55]				(20.00)
8. EMPLOYEE SEPARATION COST				(32.92)
(LOSS) BEFORE TAX				(180.15)
9. PROVISION FOR TAXATION				
(i) CURRENT				(3.03)
(ii) DEFERRED [Note B (5), Page 55]				70.43
(LOSS) AFTER TAX				(112.75)
10. SHARE OF MINORITY INTEREST				5.56
(LOSS) AFTER MINORITY INTEREST				(107.19)
11. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				(42.09)
12. TRANSFER FROM / (TO) GENERAL RESERVE				53.33
AMOUNT AVAILABLE FOR APPROPRIATIONS				(95.95)
13. APPROPRIATIONS				
a) Interim Dividend (Minority share)				(0.18)
b) Tax on Interim Dividend				(0.27)
c) Special Reserve				(0.20)
d) Balance carried to Balance Sheet				(96.60)
				—
14. EARNINGS PER SHARE [Note B(6), Page 56] Basic and Diluted ... Rupees				(3.95)
15. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		49		
16. NOTES TO PROFIT AND LOSS ACCOUNT	14	55		

As per our report attached

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, June 5, 2002

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA, J J IRANI, J K SETNA, V R MEHTA, R GOPALAKRISHNAN, N N WADIA, S A NAIK — Directors

RAVI KANT, PRAVEEN P KADLE, V SUMANTRAN — Executive Directors

Mumbai, June 5, 2002

Schedules forming part of the consolidated profit and loss account

"A" [Item no.1]

	Rupees Crores	2001-02 Rupees Crores
SALE OF PRODUCTS AND OTHER INCOME		
1. **SALE OF PRODUCTS / OTHER INCOME FROM OPERATIONS**		
(a) Sale of Products/Services	9073.52	
(b) Income from Hire Purchase Contracts (Note 1,2 & 3 below)	73.96	
(c) Miscellaneous Receipts (Note 4 below)	67.31	
(d) Excess debits/Short credits in respect of previous years (Net)	90.35	
		9305.14
2. **DIVIDEND/OTHER INCOME** (Note 5 below)		19.91
		9325.05

	2001-02 Rupees Crores
Notes: (1) Value of Hire Purchase Contracts entered into during the year :	
(i) Purchased vehicles (Note 2 below)	746.84
(ii) Vehicles from Company's stocks	65.05
(2) Value of vehicles purchased and issued on Hire Purchase Contracts during the year	620.52
(3) Income from Hire Purchase Contracts includes net income on lease rentals and securitisation of receivables under Hire Purchase Contracts	14.40
(4) Miscellaneous Receipts include :	
(i) Profit on sale of assets [including Capital Profits Rs.0.76 Crores]	2.41
(ii) Excess of the face value over cost of the US Dollar Bonds bought back and cancelled	4.47
(5) Dividend/Other Income include :	
(i) Income from Current Investments	0.58
(ii) Compensation for termination of business and non-compete agreement	3.05
(iii) Tax deducted at source	0.04

Schedules forming part of the consolidated profit and loss account

"B" [Item No.2]

		Rupees Crores	2001-02 Rupees Crores
MANUFACTURING AND OTHER EXPENSES			
1.	**Purchase of Products for Sale etc.**		289.09
2.	**Consumption of Raw Materials and Components**		4626.67
3.	**Processing Charges**		82.61
4.	**Payments to and Provision for Employees** (Note 1 below)		
	(a) Salaries, Wages and Bonus	594.15	
	(b) Superannuation, Gratuity etc	139.24	
	(c) Contribution to Provident Fund	37.10	
	(d) Workmen and Staff Welfare Expenses	97.65	
			868.14
5.	**Expenses for Manufacture, Administration and Selling:**		
	(a) Stores, Spare Parts and Tools Consumed	187.41	
	(b) Freight, Transportation, Port Charges, etc.	128.98	
	(c) Repairs to Buildings	7.77	
	(d) Repairs to Plant, Machinery, etc.	12.28	
	(e) Power and Fuel	200.70	
	(f) Rent	9.82	
	(g) Rates and Taxes	18.47	
	(h) Provision for Wealth Tax (Net of write back Rs. 0.67 Crore)	0.55	
	(j) Insurance	29.83	
	(k) Publicity	94.49	
	(l) Other Expenses (Note 2 below)	519.41	
	(m) Incentive/ Commission to Dealers	127.36	
			1337.07
6.	**Excise Duty**		1390.47
7.	**Change in Stock in Trade and Work in Progress:**		
	Opening Stock	878.18	
	Less: Closing Stock	783.00	
			95.18
			8689.23

	2001-02 Rupees Crores
Notes : (1) Payments to and Provision for Employees include-	
(i) Net provisions for staff welfare scheme	14.39
(ii) Managerial Remuneration for Directors (excluding provision for encashable leave as separate actuarial valuation for Whole-time Directors is not available)	1.39
(2) Other Expenses include -	
(i) Loss on assets sold/scrapped/written off	4.35
(ii) Lease Rentals in respect of Plant & Machinery	2.14
(iii) Provision for doubtful Sundry Debtors/Advances	83.14
(iv) Other Provisions	84.52
(v) Exchange differences (Net)	6.16
(vi) Provision for diminution in value of investments	1.37
(vii) Securitisation expenses for Hire Purchase Contracts.	9.19

Schedules forming part of the consolidated balance sheet

"1" [Item no.1(a)]

	As at March 31, 2002 Rupees Crores
SHARE CAPITAL	
Authorised:	
35,00,00,000 Ordinary Shares of Rs. 10 each	350.00
5,00,00,000 Unclassified Shares of Rs. 10 each	50.00
	400.00
Issued:	
31,98,85,379 Ordinary Shares of Rs. 10 each	319.89
Subscribed:	
31,97,82,395 Ordinary Shares of Rs. 10 each fully paid	319.78
Less: Calls in arrears	0.01
	319.77
Share Forfeiture	0.05
Capital Suspense:	
Share monies pending allotment Rs. 3610	
	319.82

"2" [Item no. 1(b)]

	As at March 31, 2002 Rupees Crores
RESERVES AND SURPLUS	
(a) Securities Premium (Note 1 below)	1205.11
(b) Capital Redemption Reserve	2.28
(c) Capital Reserve (On Consolidation)	0.76
(d) Debenture Redemption Reserve	334.15
(e) Amalgamation Reserve	0.05
(f) Investment Allowance (Utilised) Reserve	0.90
(g) Special Reserve	3.04
(h) General Reserve (Note 2 below)	386.48
	1932.77
(j) Profit and Loss Account (debit balance)	(96.60)
	1836.17

Notes :

1. Securities Premium includes addition / deletion relating to the Company:
   (a) Additions of Rs. 341.52 Crores on account of deferred tax liability applicable to adjustment of Deferred Revenue Expenditure against Securities Premium Account [Note B (5), Page 55] and premium on conversion of 7% Secured Convertible Debentures into equity Rs. 351.59 Crores.
   (b) Deletions aggregating Rs. 1178.91 Crores as per High Court order in terms of Section 78 of the Companies Act, 1956 [Note B (2), Page 55], Rights Issue Expenses of Rs. 7.21 Crores and Premium on redemption of debentures Rs. 3.90 Crores.
   (c) Calls in arrears of Rs. 0.03 Crore is netted off.
2. Deferred Tax Provision in respect of previous years Rs. 301.62 Crores [Note B(5), Page 55] and net transfer to Profit and Loss account Rs. 53.33 Crores, have been reduced from the General Reserve.

Schedules forming part of the consolidated balance sheet

"3" [Item no.3(a)]

	As at March 31, 2002 Rupees Crores
LOANS - Secured	
(a) Non - Convertible Debentures	1046.16
(b) Loans from Financial Institutions / Banks	368.35
(c) Sales Tax Deferment Loan	104.06
(d) Loans from Banks on Cash Credit Account	143.82
(e) Foreign Currency Loans	109.07
(f) Loans from Others	0.27
	1771.73

"4" [Item no.3(b)]

	As at March 31, 2002 Rupees Crores
LOANS - Unsecured	
(a) Fixed Deposits	36.54
(b) Short Term Loans :	
(i) From Banks	15.25
(ii) Non-Convertible Debentures	35.00
(iii) From Others	1.37
(iv) Commercial Paper Issued	285.00
(c) Other Loans :	
*(i) From Banks	425.25
(ii) From Others	253.41
	1051.82
* Including payable in respect of finance leases	65.73

Schedules forming part of the consolidated balance sheet

"5" [Item no. 5]

FIXED ASSETS	Cost as at March 31, 2001 Rupees Crores	Additions Rupees Crores	Deductions/ Adjustments Rupees Crores	Cost as at March 31, 2002 Rupees Crores	Depreciation for the Year 2001-02 Rupees Crores	Depreciation upto March 31, 2002 Rupees Crores	Net Book Value as at March 31, 2002 Rupees Crores
(a) Land	8.52	-	-	8.52	-	-	8.52
(b) Leasehold	36.63	7.60	-	44.23	0.43	2.56	41.67
(c) Buildings, etc. [Note(i)&(iv)]	682.10	43.00	0.03	725.07	20.15	153.21	571.86
(d) Railway Sidings	0.28	-	-	0.28	-	0.27	0.01
(e) Plant, Machinery, Equipment, etc [Note(iv)]	4864.20	132.36	16.37	4980.19	344.33	2223.44	2756.75
(f) Water System and Sanitation [Note(iv)]	39.30	0.12	-	39.42	1.92	14.84	24.58
(g) Furniture, Fixtures and Office Appliances	46.34	1.36	2.69	45.01	2.10	21.56	23.45
(h) Technical Know-how	34.51	-	-	34.51	0.83	33.09	1.42
(j) Vehicles and Transport	83.09	18.87	4.78	97.18	8.22	40.63	56.55
Total	5794.97	203.31	23.87	5974.41	377.98	2489.60	3484.81
(k) Leased Assets							
(i) Plant taken on lease	188.73	-	-	188.73	12.52	28.95	159.78
(ii) Leased Premises	0.28	-	-	0.28	-	0.02	0.26
(iii) Leased Assets	6.75	0.33	-	7.08	1.72	6.18	0.90
Total	195.76	0.33	-	196.09	14.24	35.15	160.94
GRAND TOTAL	5990.73	203.64	23.87	6170.50	392.22	*2524.75	3645.75

Notes :
(i) Buildings include Rs. 11,950 being value of investments in shares of Co-operative Housing Societies.
(ii) Additions include exchange differences and net premiums on forward exchange contracts.
(iii) * Excludes Cumulative Depreciation on Assets transferred/sold/discarded during the year.
(iv) Buildings, Water system and Sanitation, Plant and Machinery and Vehicles include Gross block Rs. 4.91 Crores, Rs. 1.50 Crores, Rs. 3.55 Crores and Rs. 0.53 Crore and Net Block Rs. 1.36 Crores, Rs. 0.08 Crore, Rs. 2.78 Crores and Rs. 0.47 Crore respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company and its subsidiaries.

"6" [Item no.7]

INVESTMENTS (AT COST)	Cost as at March 31, 2002 Rupees Crores
Long Term Investments	
(a) Fully paid Ordinary/Equity shares (Quoted)	266.36
(b) Fully paid Ordinary / Equity Shares (Unquoted)	416.97
(c) Fully paid Cumulative Convertible Preference Shares (CCPs) (Quoted)	32.95
(d) Debentures (Quoted)	0.20
(e) Units (Unquoted)	0.08
(f) Bonds (Unquoted)	0.03
	716.59
Less: Provision for diminution in value of Investments (Net)	1.37
	715.22

Notes :
(i) The Company has in respect of its investments in Tata Teleservices Ltd. (TTL) amounting to Rs. 2 Crores accepted a lock-in period till September 29, 2002 to enable the said company to migrate to the Telecom Policy, 1999. The Shares have been pledged with lenders of TTL as an interim security to secure long term loans.
(ii) The Company has, in consideration of loans aggregating Rs. 950 Crores and deferred payment guarantee facilities aggregating Rs. 520 Crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd. (Haldia), given an undertaking to these Financial Institutions/Banks not to dispose off its investments in Haldia, amounting to Rs. 90 Crores without the prior consent of the Institutions/Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia remain outstanding.

Schedules forming part of the consolidated balance sheet

"7" [Item no.9 (a)]

INVENTORIES (As valued and certified by the Management)	As at March 31, 2002 Rupees Crores
(a) Stores and Spare Parts (at or below cost)	108.12
(b) Consumable Tools (at cost)	17.26
(c) Raw Materials and Components	246.73
(d) Work in Progress	136.60
(e) Stock in Trade	646.40
(f) Goods in Transit (at cost)	20.87
	1175.98

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item no. 9 (b)]

SUNDRY DEBTORS		As at March 31, 2002 Rupees Crores
(a) Over Six Months : (Unsecured)	229.46	
(b) Others : (Unsecured)	457.55	
	687.01	
Less: Provision for doubtful debts	40.91	
		646.10
(c) Future Instalments Receivable from Hirers/Lessees [secured by Hire Purchase/Lease agreements and Promissory Notes from hirers] Lease rental due	326.46	
Less: Provision for doubtful instalments	13.35	
Less: Finance and Service Charges	53.93	
		259.18
		905.28

"9" [Item no. 9 (c)]

CASH AND BANK BALANCES	As at March 31, 2002 Rupees Crores
(a) Cash on hand	0.67
(b) Current Accounts with Banks	312.96
(c) Deposits with Banks	18.43
	332.06

"10" [Item no. 9 (d)]

LOANS AND ADVANCES (Unsecured - Considered good)	As at March 31, 2002 Rupees Crores
(a) Advances to Suppliers, Contractors and Others (Note 1 and 2 below)	339.99
(b) Deposits with Government, Public Bodies and Others	167.17
(c) Prepaid Expenses	23.96
(d) Advance Payment against Taxes	180.85
	711.97
Notes: (1) Advances to suppliers, contractors and others is net of unearned finance income in respect of Fixed Assets given on lease	(0.02)
(2) Advances to suppliers, contractors and others are net of advances considered doubtful, which have been provided for	53.92

Schedules forming part of the consolidated balance sheet

"11" [Item no. 10 (a)]

CURRENT LIABILITIES	As at March 31, 2002 Rupees Crores
(a) Acceptances	865.04
(b) Sundry Creditors	1563.92
(c) Advances and Progress Payments	134.60
(d) Dividend warrants posted but not encashed	3.49
(e) Interest/Commitment Charges accrued on Loans but not due	54.78
	2621.83

"12" [Item no. 10 (b)]

PROVISIONS	As at March 31, 2002 Rupees Crores
(a) Provision for Taxation	45.39
(b) Provision for Contingencies	20.00
(c) Provision for Staff Welfare Schemes	98.15
(d) Other Provisions	80.58
	244.12

"13" [Item no. 12]

MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES) (to the extent not written off or adjusted) - [Note B(2), Page 55]	As at March 31, 2002 Rupees Crores
(a) Product and Other Development Expenses	1.21
(b) Employee Separation Cost	32.74
(c) Expenses on ERP Software	5.39
(d) Others	1.55
	40.89

Schedules forming part of the consolidated balance sheet and profit and loss account
Basis of Consolidation and Significant Accounting Policies

1) Basis of Consolidation:

The consolidated financial statements relate to Tata Engineering and Locomotive Company Limited (the Company) and its majority owned subsidiary companies.

a) Basis of Accounting:

i) The financial statements of the subsidiary companies used in the consolidation are drawn upto the same reporting date as of the Company i.e. year ended March 31, 2002.

ii) The financial statements of the Company and subsidiary companies have been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, and generally accepted accounting principles.

b) Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expense. The intra-group balances and intra-group transactions and unrealised profits or losses are fully eliminated.

ii) Investments in Associate Companies have been accounted as per the Accounting Standard - 13 "Accounting of Investments" issued by the Institute of Chartered Accountants of India.

iii) The excess of cost to the Company of its investments in the subsidiary companies over its share of the equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as 'goodwill' being an asset in the consolidated financial statements. Alternatively, where the share of equity in the subsidiary companies as on the date of investment, is in excess of cost of investment of the Company, it is recognised as 'capital reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

iv) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

c) Information on subsidiary companies:

The following subsidiary companies are considered in the consolidated financial statements:

		% voting power held as at March 31, 2002
i)	Telco Construction Equipment Company Ltd	80.00
ii)	Tata Technologies Ltd. (TTL)	96.44
iii)	Sheba Properties Ltd.	100.00
iv)	Minicar (India) Ltd.	100.00
v)	HV Axles Ltd	99.11
vi)	HV Transmissions Ltd	99.00
vii)	Tata Technologies U.S.A.	100.00
viii)	Telco Dadajee Dhackjee Ltd.	81.04
ix)	TAL Manufacturing Solutions Ltd.	99.33

d) The current year being the first year for which consolidated financial statements have been prepared, the previous year's figures are not compiled.

2. Significant Accounting Policies:

(a) Sales

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) Depreciation

Depreciation is provided on straight line basis (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of:

i. Leaseholds – amortised over the period of the lease.

ii. Technical Know-how - at 16.67% (SLM)

iii. Assets acquired prior to April 1, 1975 – on Written Down Value basis.

iv. Capital Assets ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years whichever is less.

v. Certain computers and peripherals at 25 – 100% (SLM)

(c) Fixed Assets

Fixed Assets are stated at cost of acquisition or construction less depreciation. All costs relating to the acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(d) Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) Transactions in Foreign Currencies (other than for Fixed Assets)

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current assets and current liabilities not covered by forward exchange contracts are translated at year-end exchange rates and the profit / loss so determined and also the realised exchange gain / losses are recognised in the Profit and Loss Account.

(f) Product Warranty Expenses

Product warranty expenses are scientifically determined based on past experience and accrued in the year of sale.

(g) Research and Development Expenses

i. Revenue Expenditure-Direct expenses on Research and Development relating to development of new products are carried forward as Deferred Revenue Expenses, to be amortised from the month of commencement of commercial production. Other revenue expenses are charged off in the year in which incurred.

ii. Capital Expenditure is included in Fixed Assets under appropriate heads.

(h) Hire-Purchase Income / Finance Income from Lease

Finance and service charges on hire-purchase contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract upto the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Financial Companies, though the Company does not fall in the definition of a Non-Banking Financial Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(j) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average/monthly moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis.

(k) Retirement Benefits

Retirement benefits are dealt with in the following manner:

i. Contributions to Provident, Superannuation and Gratuity Funds are made to the recognised funds and charged to the Profit and Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year-end.

ii. Provisions for incremental liability in respect of encashable privilege leave on separation and post retirement medical benefits are made as per independent actuarial valuation at the year-end.

(l) Investments

Long term investments are stated at cost less permanent diminution in value, if any.

(m) Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of Income Tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n) Business Segments

The Group's reportable operating segment consists of Automotive and others.

The parent is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles, which are considered by Management to constitute a single Automotive segment. Others primarily include construction equipment, engineering solutions, automotive components and software operations in subsidiaries.

(o) Miscellaneous Expenditure (to the extent not written off or adjusted)

i) Discount allowed on the issue of Debentures and expenses / front end fees on Debentures and loans are written off over the period of the Debentures / Loans.

ii) Product and Other Development expenses, in so far as they pertain to products internally developed, are amortised over 24 to 36 months from the month of commencement of commercial production and in other cases on an appropriate basis.

iii) Expenditure on Enterprise Resource Planning Software is amortised over 24 to 36 months from the month of commencement of the project, on an appropriate basis.

iv) Costs under individual Employee Separation Schemes are amortised over separate periods ranging from 24 to 84 months depending upon the estimated future benefit.

Schedules forming part of the consolidated balance sheet and profit and loss account

"14" [Item no. 15]

	As at March 31, 2002 Rupees Crores
(A) Notes on the balance sheet	
1. (a) Claims not acknowledged as debts	416.53
(b) Provision not made for Income tax in dispute	175.12
(c) The Company has received an excise demand of Rs. 308.88 Crores including penalty of Rs. 154.44 Crores regarding basis of assessable value for shipment for the period April, 1981 to September, 1996. The Company believes these demands are not sustainable in view of the earlier decision of the Patna High Court and the Supreme Court in the same matter.	
2. Estimated amount of contracts remaining to be executed on capital account and not provided for	76.03
3. Other money for which the Company is contingently liable -	
(i) In respect of bills discounted and export sales on deferred credit	533.20
(ii) Guarantees given for:	
(a) Liability in respect of receivables assigned by way of securitisation	319.08
(b) Others	3.85
4. Disclosure in respect of finance leases:	
(i) **Assets given on Lease:**	
(a) (i) Total Gross investment in the leases	327.13
Total gross investment in the leases for a period	
Not later than one year	184.35
Later than one year and not later than five years	142.78
(ii) Present Value of the minimum lease payments receivables	273.17
Present Value of the minimum lease payments receivables	
Not later than one year	151.85
Later than one year and not later than five years.	121.32
(b) Unearned Finance Income	53.95
(c) Unguaranteed residual values accruing to the benefit of the lessor	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable	13.35
(e) A general description of significant leasing arrangements – Finance lease and Hire Purchase agreements: The Company has given owned manufactured vehicles, and machines and equipment on Hire Purchase/Lease. The contingent lease rentals are based on bank interest rate and depreciation in respect of the assets given on lease.	
(ii) **Assets taken on lease:**	
(a) (i) Total of minimum lease payments	71.55
The total of minimum lease payments for a period	
Not later than one year	47.50
Later than one year and not later than five years	24.05
(ii) Present Value of minimum lease payments	65.73
Present value of minimum lease payments for a period	
Not later than one year	42.47
Later than one year and not later than five years	23.26

Schedules forming part of the consolidated balance sheet and profit and loss account

"14" [Item no. 15] (Contd.)

(A) Notes on the balance sheet (Contd.)

(b) A general description of the significant leasing arrangements:

The Company has taken machines and equipment on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease.

5. Related party disclosures for the year ended March 31, 2002

A) Related party and their relationship

Associates

Concorde Motors Ltd.
Float Glass India Ltd. (Upto 22.06.2001)
Haldia Petrochemicals Ltd.
Tata Auto Comp Systems Ltd.
Tata Cummins Ltd.
Tata Finance Ltd. (From11.03.2002)
Tata Holset Ltd.
Tata International Ltd.
Tata Precision Industries Pte. Ltd.
Tata Sons Ltd. (From 31.03.2002)
Nita Company Ltd.

Key management personnel

In Parent Company :

Mr. Ravi Kant
Mr. Praveen P. Kadle (From 31.10.2001)
Dr. V. Sumantran (From 12.11.2001)

In Subsidiary Companies :

Mr. P.R. Mcgoldrick
Mr. S.J. Ghandy
Mr. Y. Nath

Relative of Key management personnel :

Mrs. Silla Ghandy (Wife of Mr. S.J. Ghandy)

B) Transactions with the related parties

		2001-02 Rupees Crores	
	Associates	Key Management Personnel (including relatives)	Total
Purchases of goods	445.48	—	445.48
Sale of goods	431.05	—	431.05
Receiving of services	7.10	2.37	9.47
Rendering of services	10.23	—	10.23
Finance Given / (Taken) (including Loans and Equity)	(51.76)	—	(51.76)
Interest/Dividend Paid / (Received)	3.54	(0.03)	3.51
Amount Receivable	69.53	—	69.53
Amount Payable	17.31	—	17.31
Amount Receivable (in respect of Loans & Investments)	—	0.45	0.45
Amount Payable (in respect of Loans & Investments)	0.03	—	0.03

Schedules forming part of the consolidated balance sheet and profit and loss account

"14" [Item no. 15] (Contd.)

(A) Notes on the balance sheet (Contd.)

6. Consolidated Segment Information for the year ended March 31, 2002

2001-02
Rupees Crores

	Automotive	Others	Unallocable	Eliminations	Total
a) Revenue					
External Sales and other Income	8850.39	454.75	—	—	9305.14
Inter Segment Sales and other Income	44.41	328.01	—	(372.42)	—
Total Revenue	8894.80	782.76	—	(372.42)	9305.14
b) Segment Results before interest, extraordinary items and tax	295.58	(5.47)	—	7.42	297.53
c) i) Income from Investments					19.91
ii) Interest Expenses (Net)					(444.67)
iii) Provision for Contingencies					(20.00)
iv) Employee Separation Cost					(32.92)
d) (Loss) Before Tax					(180.15)
Provision for Taxation					
i) Current					(3.03)
ii) Deferred					70.43
e) (Loss) After Tax					(112.75)
f) Segment Assets	5946.58	751.74	144.54	(72.60)	6770.26
g) Segment Liabilities	2640.05	156.49	77.38	(53.36)	2820.56
h) Other Information					
i) Depreciation	349.27	42.77	5.96	(5.78)	392.22
ii) Amortisation	89.14	5.41	1.35	—	95.90
iii) Other Non Cash Expenditure	77.69	7.37	20.00	—	105.06
iv) Capital Expenditure	211.67	58.52	—	—	270.19
j) Unallocable Assets exclude:					
i) Goodwill (On consolidation)					76.51
ii) Investments					715.22
iii) Deferred Tax Assets (Net)					102.00
iv) Advance Payment Against Taxes					180.85
v) Miscellaneous Expenditure (to the extent not written off or adjusted)					40.89
					1115.47
k) Unallocable Liabilities exclude:					
i) Minority interest					40.24
ii) Provision for Taxation					45.39
iii) Loans - Secured					1771.73
iv) Loans - Unsecured					1051.82
					2909.18

Schedules forming part of the consolidated balance sheet and profit and loss account

"14" [Item no. 16]

(B) Notes to the profit and loss account

1. Managerial Remuneration in the case of the Company:
Consequent to inadequacy of Profit for the year computed in accordance with Section 349 and 350, of the Companies Act, 1956, the remuneration paid to Whole time Directors has been restricted as per Schedule XIII to the Companies Act, 1956 to Rs. 46,19,156 which is lower than the remuneration approved by the shareholders by a sum of Rs. 1,35,645 for which provision has been made in accounts. The Company has also provided incentive remuneration of Rs. 79,24,657 including Rs. 34,24,657 for the previous year, which has been approved by the shareholders. An application has been submitted to the Central Government seeking approval for payment of the aforesaid amounts.

2. The Shareholders of the Company at the Extra-Ordinary General Meeting held on March 27, 2002 approved and the High Court of Judicature at Mumbai vide its order passed on May 2, 2002 confirmed the utilisation of Securities Premium Account in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, towards adjustment of the following debit balances:

	Rupees Crores
Deferred Revenue Expenditure	950.05
Capital Work in Progress	197.61
Diminution in value of investment	31.25
	1178.91

3. Interest:

		Rupees Crores
Interest		453.13
Less:	(i) Transfer to Capital Account	23.33
	(ii) Interest received on Bank and other Accounts	24.25
	(iii) Discounting Charges (Net)	(39.12)
		444.67

4. Provision for contingencies represents provision for a possible diminution in value of a commitment made by the Company for a future trade investment.

5. a) Consequent to Accounting Standard – 22 "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India becoming mandatory with effect from April 1, 2001 a cumulative net deferred tax liability as at March 31, 2001 of Rs. 301.62 Crores has been recorded as a charge to General Reserve on April 1, 2001.

Consequent to the utilisation of Securities Premium Account towards adjustment of debit balance in Miscellaneous Expenses (to the extent not written off) deferred tax liability of Rs. 341.52 Crores created in respect thereof, has been credited to Securities Premium Account by the Company [Note B(2) above].

Further, deferred tax asset of Rs. 70.43 Crores for the year has been recognised as income in the Profit and Loss Account.

Schedules forming part of the consolidated balance sheet and profit and loss account

"14" [Item no. 16] (Contd.)

(B) Notes to the profit and loss account (Contd.)

b) Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2002 Rupees Crores
Liabilities:	
Depreciation	(610.36)
Others	(12.05)
	(622.41)
Assets:	
Unabsorbed Depreciation	532.86
Unabsorbed Business Loss	64.04
Employee Separation Scheme	70.84
Others	56.67
	724.41
Deferred Tax Asset (Net)	**102.00**

6. Earnings Per Share :

			2001-02
(a)	(Loss) after tax	Rs. Crores	(107.19)
(b)	The weighted average number of Ordinary Shares	Nos.	27,13,46,175
(c)	The nominal value per Ordinary Share	Rupees	10
(d)	Earnings Per Share (Basic)	Rupees	(3.95)

Conversion of potential ordinary shares to ordinary shares being anti-dilutive (decreases loss per share from continuing ordinary activity) has been ignored, in accordance with para 41 of the Accounting Standard - 20 "Earnings Per Share". As a result, the diluted earnings per share is same as the basic earnings per share.

Particulars	Telco Construction Equipment Co. Ltd.	Tata Technologies Ltd.	Sheba Properties Ltd.	Minicar (India) Ltd.	HV Axles Ltd.	HV Transmissions Ltd.	TAL Manufacturing Solutions Ltd.	Tata Technologies U.S.A.	Telco Dadajee Dhackjee Ltd.
Directors	J K Setna V R Mehta K C Mehra P P Kadle S Dazai T Sakai S J Ghandy K Yamanaka *(Alternate to S Dazai)* H Isshiki *(Alternate to T Sakai)*	S Ramadorai R Gopalakrishnan P P Kadle C Ramakrishnan P R McGoldrick	R Gopalakrishnan P P Kadle P D Karkaria	P P Kadle H K Sethna R Dube	A P Arya P P Kadle H Rohinesh R T Singh	A P Arya C Ramakrishnan S C Patel H K Sethna	M N Bhagwat Ravi Kant P K Avari S Pradhan V Deshpande Y Nath	P R McGoldrick P P Kadle V Sumantran	G A Sanghrajka M A Sanghrajka P P Kadle H K Sethna R Dube
Secretary	A Azhagesan	(Ms) H N Shah	M B Sathe	—	V S Patel	A K Mukhopadhyay	A B Koyari	—	H Sharma
Registered Office	Jubilee Building, 45, Museum Road, Bangalore-560 025	Telco Training Hostel Premises, Pimpri, Pune - 411 018	Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai - 400 001	Mazda Industries House, Off Haines Road, Worli Naka, Mumbai - 400 018	Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai-400 001	Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai-400 001	Nanavati Mahalaya, 18, Homi Mody Street Hutatma Chowk, Mumbai-400 001	639 Isbell Road, Suite 390, Reno, Nevada-89509, USA	Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, *Mumbai-400 001*
Auditors	S B Billimoria & Co	Sahni Natarajan & Bahl	Patel & Deodhar	Patel & Deodhar	S B Billimoria & Co	A F Ferguson & Co	A F Ferguson Associates	H Wee & Co Singapore	Patel & Deodhar
Bankers	State Bank of India HDFC Bank Ltd	Corporation Bank	State Bank of India	State Bank of India	State Bank of India	Central Bank of India	Union Bank of India State Bank of India Bank of Maharashtra	Citibank N A	State Bank of India

DIRECTORS' REPORT

TO THE MEMBERS OF
TELCO CONSTRUCTION EQUIPMENT COMPANY LIMITED

The Directors have pleasure in presenting the Third Annual Report on the operations of your Company together with the audited Profit and Loss Account for the year ended March 31, 2002 and the Balance Sheet as of that date.

2. **Financial Results**

		2001-02 (Rs. in crores)	2000-01 (Rs. in crores)
(i)	Turnover	453.33	497.24
(ii)	Total Expenditure	449.19	441.31
(iii)	Profit/(Loss) Before Interest & Depreciation	4.14	55.93
(iv)	Amortization of Misc. Expenditure	3.67	2.65
(v)	Depreciation	16.24	16.88
(vi)	Interest (net after capitalization)	26.51	26.37
(vii)	Profit/(Loss) Before Tax	(42.28)	10.02
(viii)	Provision for Taxation/(Deferred Tax)	(15.30)	0.85
(ix)	Profit/(Loss) After Tax	(26.98)	9.17
(x)	Balance brought forward	13.14	10.58
(xi)	Amount available for appropriations	(13.84)	19.75
(xii)	Proposed Dividend	Nil	Nil
(xiii)	Balance carried to Balance Sheet	(13.84)	19.75

3. **Dividend**

The Directors do not recommend payment of Dividend in view of the net loss during the year.

4. **Infrastructure and Facilities**

During the year, the Company has taken over the payroll and other services from Tata Engineering and Locomotive Company Limited, its holding company. With this the entire infrastructure and other facilities have been fully taken over by the Company, while a few common services continue to be shared with them at the Jamshedpur Works. In January 2002, the Company successfully installed SAP 4.6c programme, the upgraded version of M/s S.A.P. Ltd's Enterprise Resources Planning (ERP) software, thereby strengthening its database and the Management Information System.

5. **Construction Equipment Industry**

The Construction Equipment Industry showed some growth in the first two months of the year under review, but this was short lived and reversed rapidly with the continued impact of the recession, the aftermath of September 11 events in the USA and the slow growth of infrastructure expenditure. During the year, the road sector in the country had received some attention with the launching of some highway projects and the rural road developmental works. Many financing modalities such as BOT, BOOT, Annuity schemes etc. were also introduced during the year. On the other hand, the prospects of granite and other mining, power and petroleum sector industries were not very encouraging, as far as the opportunities for larger machines, were concerned. Similarly, the market scenario for sale of mid-size and smaller machines was dismal, as certain State Governments owed substantial dues to the Contractors for works completed. Mechanized operations of certain projects, including the 'Neeru-Meeru' and 'Janma Bhoomi' projects of Andhra Pradesh, were also shelved in the interest of Food-for-Work programs.

This led to a very serious situation of not only a negative growth in the sale of machines but also of Company's inability to liquidate the dues from customers and its consequent interest burden on the Company. The pronouncements of the Government of India about the increase in spending on the infrastructure and its steps towards achieving this during the year under review gave rise to an optimism within the Construction Equipment Industry, but the realities over the past several months portend a very slow growth of this Industry for at least the next year or so.

6. **Capacity Utilization**

With the new facility at Dharwad, which commenced its commercial production by the end of last year, the Company's installed annual manufacturing capacity has increased to 2000 machines, compared with 1000 machines of the existing facility at Jamshedpur. During the year, 1203 machines were produced i.e., a 60 % utilization of the installed capacity. The Company has successfully transferred assembly of all its smaller machines, up to the EX - 210 models, to the new facility at Dharwad. During the year, the unit assembled a total of 739 machines comprising of 609 excavators and 130 backhoe loaders. In Jamshedpur, the toolings and fixtures of the Dumper project were commissioned in the year.

7. **Production and Sales**

During the year under review, the Company produced 1203 machines (1519 in 2000-01) and sold 1290 (1480 in 2000-01) machines. The sales recorded a negative growth of 13 % due to the economic recession, impact of terrorism, poor payment capacity of the customers and the strong competition. Similarly, the sale of spare parts during the year was at Rs.70.32 crores against Rs.80.41 crores achieved in 2000-01 and represented a negative growth of approximately 13 %. Nevertheless, even in the face of relentless competition, the Company was able to retain its market share in the Hydraulic Excavators and increase its market share in the Wheel Loaders from 19 % in 2000-01 to 25 % in the year under review. In March 2002, the Company achieved a record sale of 204 machines, crossing the mark of 200 machines in a month for the first time. As a result of the reduced volume, the Company suffered a loss of earnings for the year. However, every effort was made to pare down the costs and expenditures in order to offset the resultant reduction in income.

8. **Exports**

During the year under review, the Company exported 9 (18 in 2000-01) machines comprising of 5 excavators, 2 wheel loaders and 2 cranes to Nepal, Bangladesh and Myanmar. Despite the focused efforts by the Company with an exclusive Export Wing, its exports suffered a set back during the year due to competition from earlier generation machines from China and Russia, coupled with Iraq's decision to source machines from Russia, for orders routed through the UN. Nevertheless, efforts are being made to regain the Company's market share in Iraq and to enter other Middle East markets also. The Company also plans to initially display its products in a trade fair to be organized by CII later this year, to facilitate its participation in the reconstruction of Afghanistan.

9. **New Products**

During the year under review, the company had introduced its new products EX - 350V, a 35 Ton excavator and EX - 210 LCH V TechSmart series of excavators. An agreement was signed with Hitachi for technology license for the manufacture of EX - 1200 large excavators. Trial production of TMG - 140, a totally indigenously designed Motor Grader was commenced in April 2002. Production of EH - 600 dumpers, with the technology imported from Euclid Hitachi, USA in 2000-01, is also expected to commence in July 2002. An imported cane loader, Bell - 125, was also test marketed. In order to further promote its activities in the roads sector, during the year your Company has entered into two Agreements for acquisition of technology, with M/s. Complesa Lebrero S.A. Spain for the manufacture of Soil Vibratory Compactors (Model VM 3) and Vibratory Tandem Rollers (Model VTA 90) and with M/s. CESAN - Cevre Sagligi Sanayi Ltd Sirketi, Turkey for the manufacture of Asphalt Batch Mix Plants of 130 and 160 Ton capacity.

10. **Product Support System**

As part of marketing initiatives, a few products in the nature of services were introduced during this year in order to ultimately strengthen the product support system. These services are being rendered under arrangements such as Regular Service Contracts, Annual Maintenance Contracts, Total Maintenance Contracts, Equipment Operating Services, Reconditioning Workshop, etc. The above services have also helped in increasing the revenue during the year and hence concerted efforts will be made in the current year also to effectively market these services.

11. **Marketing Initiatives**

During the year, the Company implemented the Credit Policy and Customers Benefit Policy and streamlined its marketing activities. The Company participated in the Sangli Exhibition, organized by an association of the Maharashtra Krishna Valley Development Corporation contractors in October 2001, and displayed its Tata-Hitachi EX - 210 LCHV TechSmart series of excavators and the Bell - 125 Cane Loaders. The Company also participated in the 6th International Mining & Machinery Exhibition (IMME) organized by CII at Kolkata in November 2001that was widely attended by customers from various countries. A wide range of Telcon equipment, including loaders and excavators, was displayed at the 'Stona 2002' organized in February 2002 by the All-India Granites and Stone Association and co-sponsored by the UN Industrial Development Organization and the Karnataka Government at Bangalore; the participants included exhibitors from India as well as China, Italy, South Korea and Spain.

12. **Cost Reduction Initiatives**

Considering the slow down and negative growth in the volume of operations, during the year the Company undertook a number of initiatives to control costs, in an effort to neutralize the pressure on margins and profitability . The initiatives included deferring some of the capital expenditure, , control on the variable costs and cutting down of fixed costs. During the year, material cost reduction of Rs.12 crores was achieved on various accounts, including indigenization of a few components and parts. In addition, the Company reorganized its marketing operations and closed down a few sales and zonal offices to reduce the operating costs.

13. **Working Capital Management**

As a part of its revamping of operations during the year, the Company had also restructured its borrowings and working capital advances. Towards this end, the Company obtained an independent credit rating through ICRA, separately for Long Term Borrowing and for Commercial Paper (CP) Programs. Following this, the Company has since availed Rs.40 crores under the CP program to repay its other short-term high-cost borrowings, with savings on interest costs. The long-term funds will be availed during the current year, to meet the working capital requirements as well as to repay the existing term loans.

14. **Outlook**

Notwithstanding the exceptional performance for the month of March 2002, the level of operations for the year coupled with the negative growth of the industry as a whole, is a major challenge for the Company's future. By its efforts, even in a highly competitive market, the Company has been successful in improving its market share in the hydraulic excavators and wheel loaders. The Company has taken further initiatives to broad base its presence in the road making machinery such as dumpers, soil compactors, asphalt batch-mix plants and pavers. With its increased production capacity, operations in new products and a strong product support system as a comprehensive service provider for its products and taking advantage of the steps initiated by the government to boost the industrial activities and achieve better GDP growth, the Company expects to achieve a moderate growth in its operations in the current year. However, the industry as a whole continues to be largely dependent on the government's action plans in respect of its various infrastructure initiatives and projects and its sustained budgetary support for such programs.

15. **Directors**

Mr. K. Ogimoto and Mr. M. Naitoh, both representing Hitachi Construction Machinery Company Limited (Hitachi) on the Board, ceased to be the directors with effect from December 12, 2001 and February 13, 2002 respectively, following Hitachi's fresh nominations. On the respective dates, Mr. S. Dazai and Mr. T. Sakai were nominated by Hitachi as directors of the Company. They will hold office in the casual vacancies of Mr. Ogimoto and Mr. Naitoh till such time the latter would otherwise have been in their respective offices. On February 13, 2002, Mr. Y. Nakaura and Mr. M. Kimura also ceased to be the Alternate Directors and in their places, Mr. K. Yamanaka and Mr. H. Isshiki were nominated by Hitachi as the Alternate Directors to Mr. S. Dazai and Mr. T. Sakai respectively.

Mr. Ogimoto, Mr. Naitoh and their Alternate Directors, had been on the Board since the time of Hitachi's joining the Company as a Joint Venture partner in March 2000 and had contributed to the Company's growth through their valuable advice, practical expertise and active participation in the meetings of the Board. The Directors place on record their sincere appreciation of their valuable contributions. Mr. Dazai and Mr. Sakai through their three decades long association with Hitachi bring with them vast experience and knowledge of the industry.

Consequent to changes in directorship as above, the Audit Committee was reconstituted on December 12, 2001 with the appointment of Mr. S. Dazai as a member in the place of Mr. K. Ogimoto. The Committee met six times during the year. A Remuneration Committee of the Board of Directors was constituted on February 13, 2002 with Mr. J. K. Setna as Chairman and with Mr. V. R. Mehta, Mr. K. C. Mehra and Mr. S. Dazai as members for the purpose of deciding the remuneration and retirement benefits payable to the whole-time director.

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. K. C. Mehra and Mr. P. P. Kadle are liable to retire by rotation and are eligible for re-appointment.

16. Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

(ii) they have, in the selection of the accounting policies, consulted and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) they have prepared the annual accounts on a going concern basis.

17. Auditors

The members are requested to appoint the Auditors for the current year and to fix their remuneration. M/s. S. B. Billimoria & Company, the present Auditors, have, under Section 224(1) of the Companies Act, 1956, furnished Certificate of their eligibility for re-appointment. In this connection, attention of the members is invited to item No.4 of the Notice of the Annual General Meeting.

18. Other Information:

Information required by the Companies (Amendment) Act, 1988 is given as an Annexure to this Report. Information in accordance with Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the Directors' Report for the year ended March 31, 2002, is given in the Annexure to this Report. A separate report on Corporate Governance also forms a part of this Annual Report.

19. Acknowledgements

The Company wishes to place on record its sincere appreciation of the collective participation and contribution by all its employees during this difficult year and for their personal efforts towards retaining the Company's position in the market and widening its activities in the direction of product support services. The Directors are also thankful to the shareholders, customers, dealers, ACSCs, suppliers, bankers and all other business associates for the continuous support given by them to the Company and for their confidence reposed in its Management.

On behalf of the Board of Directors

J. K. Setna
Chairman

Mumbai, May 14, 2002

ANNEXURE TO DIRECTORS' REPORT

1. Additional Information given in terms of notification 1029 of December 31, 1988 issued by Department of Company Affairs

A. Conservation of Energy

The Company has always been conscious of the need for conservation of energy. Continuous improvement measures include replacement of old conventional motor-generator sets, incorporation of AC variable speed drive/soft starter in high power motors, installation of energy efficient FRP blades in the man coolers, efficient utilization of Heat Treatment Furnaces and provision of auto cut timer in overhead control.

The energy conservation measures have resulted in cost savings for the company during the year. The particulars of consumption are given below:

	2001-02	2000-01
Electrical Energy (KWH in lakhs)	**67.66**	73.60
Oxygen (Cu.M in lakhs)	**1.68**	1.48
Acetylene (1000 Cu.M)	**16.94**	20.44

B. Technology Absorption

During the year, the company imported technology from HITACHI for the manufacture of EX - 1200 class excavator and from M/s. Complesa Lebrero S.A. Spain for the manufacture of Soil Vibratory Compactors (Model VM 3) and Vibratory Tandem Rollers (Model VTA 90). The Company's R&D personnel are working on absorption of the technologies and commencement of production. The production using the above technologies is expected to start by December 2002. The company had taken up a new project called EH - 600 Dumper project and the technology was imported from Euclid Hitachi, U.S.A in the last year. The commercial production will commence in July 2002. The Company is constantly working on the improvement of all models based on customers' feedback. The Company had also signed an agreement with CESAN, Turkey for the import of technology for the manufacture of asphalt batch-mix plants.

Technology imported during the last five years and the status of absorption thereof are given below:

Technology for	Imported from	Year of import	Status
(a) EX - 210 V Hydraulic Excavators	Hitachi Construction Machinery Co. Japan	1998-99	Technology absorbed and Production commenced.
(b) EX - 350 V Hydraulic Excavators	Hitachi Construction Machinery Co. Japan	1999-00	Technology absorbed and Production commenced.
(c) EH - 600 Dumpers	Euclid Hitachi, USA	2000-01	Technology absorbed and production will commence in July 2002
(d) EX - 1200 Hydraulic Excavators	Hitachi Construction Machinery Co. Japan	2001-02	Technology received
(e) VM - 3 Soil Vibratory Compactors	Complesa Lebrero SA, Spain	2001-02	Technology received
(f) VTA - 90 Vibratory Tandem Rollers	Complesa Lebrero SA, Spain	2001-02	Technology received

C. Earnings and Expenditure in Foreign Currency (Rs. Crores)

		2001-02	2000-01
Earnings in foreign exchange	— FOB value of exports	**2.76**	3.93
	— Other receipts	**0.32**	0.38
Expenditure in foreign currency	— Imports	**87.43**	118.50
	— Other Expenses	**3.16**	2.27

ANNEXURE TO DIRECTORS' REPORT

2. Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2002

Sl. No.	Name	Age (Years)	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Total Experience (Years)	Date of Commencement of employment	Last employment held and Designation
1.	Ghandy S J	64	Managing Director	30,07,039	15,25,111	BSc., (Met.) Carneigie Inst. Of Tech. (USA)	43	17.07.1999	Telco Executive Director (CEBU)
2.	Mazumdar S	55	Chief Financial Officer	15,46,531	9,56,860	B. Com., ACA P.G.D.B.M.	30	01.08.2000	Telco Jamshedpur DGM (Finance)
3.	Mukherjee P K	59	Vice President - Manufacturing	13,37,103	8,30,543	B. E. (Mech.) P.G.D.B.M.	33	31.03.1999	Telco (CEBU) Sr. DGM (Production)
4.	Raje V R	54	Genral Manager - Sales & Marketing	13,16,530	8,11,076	B. E. (Mech.) Diploma in Business Mgt.	33	14.02.2000	GMM Co. Ltd. GGM

1. The Gross Remuneration shown above is subject to tax and comprises salary, allowances, monetary value of perquisites as per Income tax rules, and company's contribution to provident fund and superannuation fund.
2. In addition to the above remuneration, employees are entitled to gratuity, medical benefits, etc., in accordance with the company's Rules.
3. The net remuneration is arrived at by deducting from gross remuneration, income tax, company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.
4. All the employees have adequate experience to discharge the responsibilities assigned to them.
5. The nature of employment in all cases is contractual.
6. None of the employees mentioned above is a relative of any director of the company.

For and on behalf of the Board

J.K.SETNA
Chairman

Mumbai,
May 14, 2002

REPORT ON CORPORATE GOVERNANCE

1. Company's Philosophy On Corporate Governance

The Company has been in the Construction Equipment Industry since early Nineteen Sixties first as a business unit of Tata Engineering and Locomotive Company Limited (TELCO), its holding company, and later since its incorporation in 1998, as an independent company. TELCO had implemented and improved upon its various Corporate Governance Practices over decades even before these became mandatory. As such the Company inherited its healthy Corporate Governance Practices from TELCO, such as (a) appointment of professionals on the Company's Board, (b) standard policies on remuneration and retirement of whole-time directors, (c) convening Board Meetings at frequent intervals, (d) advance notice to the directors of the dates of the meetings of the Board, (e) attendance of directors at the General Meetings, etc. The Company has also adopted the Tata Business Excellence Model and the Tata Code of Conduct for managing the Company's affairs in an efficient and transparent manner.

2. Board Of Directors

A Board of Directors provides policy directions and keeps a close oversight of the Company's operations. The Company has a non-executive Chairman. A Managing Director is in charge of the day-to-day affairs of the Company, under the overall guidance of the Board. The Company has seven directors on its Board. All except the Managing Director are non-executive directors and three of its seven directors, that is more than one third of the total Board strength, are independent directors. During the year 2001-02, six meetings of the Board were held on May 3, 2001, July 9, 2001, September 12, 2001, October 20, 2001, December 12, 2001 and February 13, 2002.

The composition of the Board, the directors' attendance at Board meetings held during the year, and at the last Annual General Meeting, particulars of their interest in public companies as directors and as members/Chairman of the committees of the Board in those Companies are given in the table below:

Name of the Director	Category	Financial Year 2001-02 Attendance at		As on May 14, 2002		
		Board Meetings	Last AGM	No. of Directorships	Committee positions	
					Member*	Chairman
Mr. J. K. Setna	Non-Executive Chairman Independent	6	Yes	12	8	2
Mr. S. J. Ghandy	Managing Director	5	Yes	8	3	
Mr. V. R. Mehta	Non-Executive Independent	5	Yes	8	4	3
Mr. K. C. Mehra	Non-Executive Independent	6	No	15	5	1
Mr. P. P. Kadle	Non-Executive Promoter	5	Yes	11	7	2
Mr. K. Ogimoto	Non-Executive Hitachi Representative	3	No	—	—	—
Mr. M. Naitoh	Non-Executive Hitachi Representative	5	Yes	—	—	—
Mr. S. Dazai	Non-Executive Hitachi Representative	2	No	1	2	—
Mr. T. Sakai	Non-Executive Hitachi Representative	—	No	1	—	—
Mr. Y. Nakaura Alternate to Mr. K. Ogimoto	Non-Executive Hitachi Representative	1	No	—	—	—
Mr. M. Kimura Alternate to Mr. M. Naitoh	Non-Executive Hitachi Representative	—	No	—	—	—
Mr. K. Yamanaka Alternate to Mr. S. Dazai	Non-Executive Hitachi Representative	—	No	—	—	—
Mr. H. Isshiki Alternate to Mr. T. Sakai	Non-Executive Hitachi Representative	1	No	—	—	—

Note:

1. Mr. K. Ogimoto and Mr. M. Naitoh ceased to be Directors with effect from December 12, 2001 and February 13, 2002 respectively.
2. Mr. Y. Nakaura and Mr. M. Kimura ceased to be Alternate Directors with effect from February 13, 2002.
3. Mr. S. Dazai and Mr. T. Sakai were appointed Directors with effect from December 12, 2001 and February 13, 2002 respectively.
4. Mr. K. Yamanaka and Mr. H. Isshiki were appointed Alternate Directors to Mr. S. Dazai and Mr. T. Sakai respectively with effect from February 13, 2002.
5. *Member does not include Chairman.

3. Audit Committee

The Audit Committee of the Board of Directors was constituted in July 2000 in compliance to the Section 292A of the Companies Act, 1956. During the year 2001-02, six meetings of the Committee were held on May 3, 2001, July 9, 2001, August 3, 2001, October 20, 2001, February 13, 2002 and March 11, 2002. The particulars about the composition of the Audit Committee and attendance at its meetings is given hereunder:

Composition of the Audit Committee	Category of the Directors	No. of meetings attended
Mr. V. R. Mehta Chairman	Non-executive Independent	6
Mr. K. C. Mehra	Non-executive Independent	6
Mr. P. P. Kadle	Non-executive Promoter (Telco) Representative	6
Mr. K. Ogimoto	Non-executive Promoter (Hitachi) Representative	2
Mr. S. Dazai	Non-executive Promoter (Hitachi) Representative	1

Note:

Mr. K. Ogimoto ceased to be a member of the Committee and Mr. S. Dazai was appointed as a member in his place with effect from December 12, 2001.

The Audit Committee meetings are usually attended by the Managing Director, the Chief Financial Officer, the representatives of internal and external auditors and the operational heads, as required. The Company Secretary acts as the Secretary of the Audit Committee. Mr. V. R. Mehta, the Chairman of the Audit Committee was present at the last Annual General Meeting of the Company.

The functions of the Committee are:

(a) to oversee the Company's financial reporting process and the disclosure of its financial information to ensure that financial statements are correct, sufficient and credible;

(b) To review with the Management the annual financial statements before submission to the Board, focusing primarily on:

   (i) any changes in the accounting policies and practices,

   (ii) major accounting entries based on exercise of judgment by Management,

   (iii) qualifications in draft audit report,

   (iv) significant adjustments arising out of audit,

   (v) the going concern assumption,

   (vi) compliance with accounting standards,

   (vii) compliance with legal requirements concerning financial statements, and

   (viii) any related party transactions i.e. transactions of the Company of material nature with promoters or Management, their subsidiaries or relatives, etc. that may have potential conflict with the interest of the Company at large;

(c) To review with the Management, external and internal auditors, the adequacy of internal control system and reporting to the Board in case of failure of internal control systems of a material nature;

(d) To enable meetings of external and internal auditors periodically and discuss their findings, suggestions, etc.;

(e) To discuss with internal auditors any significant findings and follow up thereon, and review of report of the internal auditors and their recommendations with the Board;

(f) To discuss with external auditors before the audit commences, the nature and scope of audit and have post-audit discussion to ascertain any areas of concern; and

(g) To review the Company's financial and risk management policies.

4. Managerial Remuneration

(a) Remuneration Committee: A Remuneration Committee of the Board of Directors was constituted by the Board on February 13, 2002 comprising of three Independent Directors, namely, Mr. J. K. Setna (Chairman), Mr. V. R. Mehta and Mr. K. C. Mehra, and Mr. S. Dazai . The Committee would consider, approve and recommend the remuneration payable to the executive/whole time directors of the Company.

(b) Remuneration Policy: The Remuneration Committee shall decide the remuneration payable to the whole-time director(s) based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, performance/track record of the whole-time director(s) and report to the Board of Directors. The Company pays remuneration to its whole-time director(s) by way of salary, perquisites and allowances (fixed component) and commission (variable component). Annual increments are effective 1st April every year and shall be decided by the Remuneration Committee within the salary scale already approved in this regard. The Remuneration Committee shall also decide the Commission payable to the whole-time directors on determination of profits for the financial year, within the ceilings on net profits prescribed under Sections 198 and 309 of the Companies Act, 1956.

(c) Approval from Central Government: In view of inadequacy of profits of the Company as computed under Section 309(5) read with Section 198 of the Companies Act, 1956, no commission was paid to the Managing Director for the financial year ended March 31, 2002. The Company obtained the Central Government's approval for the payment of remuneration to Mr. S. J. Ghandy, Managing Director, for the financial year ended March 31, 2002, in excess of limits prescribed under Schedule XIII of the Companies Act, 1956. Accordingly a sum of Rs.31,19,924/- was paid to him as Managerial Remuneration for the financial year 2001-2002. The remuneration paid as above was earlier approved by the members at the Annual General Meeting held on June 9, 2000. The salient features of the Agreement executed by the Company with Mr. S. J. Ghandy in terms of the approval of the members are furnished below:

Period of Appointment	April 1, 2000 to December 21, 2002
Salary	Rs.1,10,000/- per month at the time of appointment in the scale Rs.20,000 - Rs.160,000
Commission	At the discretion of the Board within the ceiling as provided in the Companies Act, 1956
Perquisites and Allowances	Subject to a ceiling of 125 % of the salary (excluding the company's contribution to provident, superannuation and gratuity funds and leave encashment)
Minimum remuneration in case of inadequacy of profits during any financial year	Salary, perquisites and allowances as mentioned above but excluding commission
Notice period on either side	Six months
Severance fees payable by the Company for termination	Six months' salary

(d) Remuneration to Non-executive Directors: A sitting fee of Rs.5,000/- per meeting is paid to the Non-executive Directors for the meetings of the Board, Audit Committee and Remuneration Committee attended by them. Sitting fees paid to the Non-executive Directors for attending the various meetings held during the year 2001-02 are furnished below:

Name of the Director	Sitting fees paid for meetings of the Board	Sitting fees paid for meetings of the Audit Committee	Total sitting fees paid during the year
Mr. J. K. Setna	30,000	—	30,000
Mr. S. J. Ghandy	—	—	—
Mr. V. R. Mehta	25,000	30,000	55,000
Mr. K. C. Mehra	30,000	30,000	60,000
Mr. P. P. Kadle	15,000	20,000	35,000
Mr. K. Ogimoto	15,000	10,000	25,000
Mr. M. Naitoh	25,000	—	25,000
Mr. Y. Nakaura	5,000	5,000	10,000
Mr. S. Dazai	10,000	5,000	15,000
Mr. H. Isshiki	5,000	—	5,000

Note:

Mr. P. P. Kadle, Director was appointed the Executive Director - Finance and Corporate Affairs of Tata Engineering, the parent company on October 31, 2001 and was not paid sitting fees thereafter.

5. Committee Of Directors

In addition to the above Committees, the Board has constituted a Committee of Directors to look into matters pertaining to finance and banking transactions, granting power of attorneys, property matters and other day-to day operations of the Company. The Committee comprises of Mr. S. J. Ghandy, Managing Director and Mr. P. P. Kadle, Director. The businesses transacted by the Committee are placed before the Board at its next following Meeting for record. During the year, two meetings of the Committee were held on December 12, 2001 and February 13, 2002.

6. General Meetings of the members

Mr. J. K. Setna, Chairman, Mr. S, J. Ghandy, Managing Director, Mr. V. R. Mehta, Chairman of the Audit Committee, Mr. P. P. Kadle, Director, and Mr. M. Naitoh, Director, attended the last Annual General Meting. All the members present at the meeting passed all resolutions moved at this meeting unanimously. Particulars of date and venue of the General Meetings of the Company since the date of its incorporation are furnished below:

Year	Type	Date	Venue	Time
1999-2000	Statutory	03.05.1999	Bombay House 24 Homi Mody Street Hutatma Chowk Mumbai - 400 001	10.00 Hrs.
1999-2000	EGM	28.05.1999	- do -	16.30 Hrs.
1999-2000	EGM	11.08.1999	- do -	16.30 Hrs.
1999-2000	EGM	29.03.2000	- do -	14.30 Hrs.
2000-2001	AGM	09.06.2000	Registered Office	12.30 Hrs.
2001-2002	AGM	02.07.2001	- do -	12.30 Hrs.

7. Other Disclosures

1. During the year under review, the Company did not enter into any materially significant related party transaction with its promoters, subsidiaries, directors, key managerial personnel or their relatives that had a potential conflict with the interest of the Company at large.

2. The Company has, in general, complied with all statutes, rules, regulations and the requirements of any statutory authority. Particularly, the Company has not defaulted under section 274 (1) (g) of the Companies Act, 1956 and therefore its directors would not be disqualified to hold the office in any Company under its provisions.

AUDITORS' REPORT

TO THE MEMBERS OF
TELCO CONSTRUCTION EQUIPMENT COMPANY LIMITED

We have audited the attached Balance Sheet of Telco Construction Equipment Company Limited, as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii) In our opinion, proper books of account as required by law have been kept by the company so far as it appears from our examination of the books;

(iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

(iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(v) On the basis of written representations received from the directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

  (a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

  (b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For S. B. BILLIMORIA & Co.
Chartered Accountants

V. SRIKUMAR
Partner

Mumbai, May 14, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our draft report of even date on the Accounts for the year ended March 31, 2002, of Telco Construction Equipment Company Limited.)

1. The Company has maintained proper records showing full particulars including quantitative details of fixed assets. The Company is in the process of updating these records for details of locations in respect of assets at the Head Office and marketing offices. The fixed assets of the Company have been physically verified by the Management in accordance with a programme of verification, the frequency whereof is reasonable. The Company is in the process of reconciling the differences noted on such verification, and pending such reconciliation no adjustments have been made in the books.
2. None of the fixed assets have been revalued during the year.
3. As explained to us, the stocks of raw materials and components, work in progress, finished goods and stores and spare parts have been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.
4. According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The material discrepancies noticed on verification between the physical stocks in the Company's custody and book records have been duly adjusted in the books of account.
6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has not taken or granted any loans, secured or unsecured, from / to companies, firms and other parties listed in the registers maintained under Section 301 and companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956.
8. In respect of loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amount and interest as stipulated.
9. In our opinion and according to the information and explanations given to us, having regard to the explanation that some of the items purchased are of a special nature and comparable alternative quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw material including components, plant and machinery, equipment and other assets, and for the sale of goods.
10. In our opinion and having regard to our comments in paragraph 9 above, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, material and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956, and aggregating during the year to Rs. 50,000 (Rupees Fifty Thousand) or more in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services, where such market prices are available with the Company or the prices at which transaction for similar services have been made with other parties.
11. As explained to us, unserviceable or damaged stores, raw materials and finished goods are determined by the Management and adequate provisions have been made in the accounts for the loss so determined.
12. The Company has not accepted any deposits from the public under Section 58A of the Companies Act, 1956.
13. According to the information and explanations given to us, in our opinion, the Company has maintained reasonable records for the sale and disposal of realisable scrap. We are informed that the Company's manufacturing process does not generate any by-product.
14. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.
15. We have broadly reviewed the books of account maintained by the Company in respect of manufacture of Heavy Earth Moving Equipment pursuant to the Order made by the Central Government for maintenance of Cost Records prescribed under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie, the prescribed information is available in the accounts and records maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete.
16. According to the records of the Company, Provident fund dues have been regularly deposited with the appropriate authorities during the year in accordance with the procedure agreed to with them. Pension funds dues have generally been regularly deposited with the appropriate authorities during the year. We are informed that the provisions of the Employees' State Insurance Act were not applicable to the Company during the year.
17. According to the information and explanations given to us there were no undisputed amounts payable in respect of income tax, customs duty and excise duty which have remained outstanding as at March 31, 2002 for a period of more than six months from the date they became payable. The Company is in the process of reconciling its sales tax accounts and we are therefore unable to determine whether any undisputed sales tax is outstanding for more than six months as at March 31, 2002.
18. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
19. The Company is not a sick industrial company within the meaning of clause (o) of sub section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
20. In respect of Company's service activities we report that:
    a. the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials consumed to the relative jobs.
    b. the Company has a reasonable system of authorisation at proper levels and an adequate system of internal control on issue of stores and allocation of stores and labour to jobs commensurate with the size of the Company and the nature of it's business.
21. In respect of the class of goods traded in by the Company, we are informed that there are no damaged goods.

For S. B. BILLIMORIA & Co.
Chartered Accountants

V SRIKUMAR
Partner

Mumbai, May 14, 2002

Balance Sheet as at March 31, 2002

	Schedule	Rupees	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1 SHAREHOLDERS' FUNDS				
(a) Capital	1	**1,00,00,00,000**		1,00,00,00,000
(b) Reserves and Surplus	2	**99,99,99,800**		1,19,75,12,090
			1,99,99,99,800	2,19,75,12,090
2 LOAN FUNDS				
(a) Secured	3	**2,04,54,19,664**		1,99,77,31,590
(b) Unsecured	4	**45,00,00,000**		19,99,94,593
			2,49,54,19,664	2,19,77,26,183
TOTAL FUNDS EMPLOYED			**4,49,54,19,464**	4,39,52,38,273
APPLICATION OF FUNDS				
3 FIXED ASSETS				
(a) Gross Block		**2,41,73,72,269**		2,05,71,35,661
(b) Less : Depreciation		**50,48,12,929**		34,43,90,663
(c) Net Block	5	**1,91,25,59,340**		1,71,27,44,998
(d) Capital Work in Progress		**35,31,28,540**		33,69,63,404
			2,26,56,87,880	2,04,97,08,402
4 DEFERRED TAX ASSET (NET)			**8,68,49,000**	—
5 CURRENT ASSETS, LOANS AND ADVANCES				
(a) Inventories	6	**1,44,32,29,198**		1,82,22,65,203
(b) Sundry Debtors	7	**93,85,29,490**		1,21,43,74,711
(c) Cash and Bank Balances	8	**1,39,64,484**		2,66,60,259
(d) Loans and Advances	9	**37,35,81,270**		31,78,18,851
		2,76,93,04,442		3,38,11,19,024
6 CURRENT LIABILITIES AND PROVISIONS				
(a) Current Liabilities	10	**75,80,21,421**		1,05,89,02,438
(b) Provisions	11	**11,61,54,051**		8,99,33,559
		87,41,75,472		1,14,88,35,997
7 NET CURRENT ASSETS			**1,89,51,28,970**	2,23,22,83,027
8 (a) MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	12		**10,93,12,040**	11,32,46,844
(b) PROFIT AND LOSS ACCOUNT			**13,84,41,574**	—
TOTAL ASSETS (NET)			**4,49,54,19,464**	4,39,52,38,273
9 SIGNIFICANT ACCOUNTING POLICIES	13			
10 NOTES TO ACCOUNTS	14			

As per our report attached

For S B BILLIMORIA & CO.
Chartered Accountants

V SRIKUMAR
Partner

Mumbai, May 14, 2002

J K SETNA
Chairman

S J GHANDY
Managing Director

A AZHAGESAN
Company Secretary

For and on behalf of the Board

V R MEHTA, P P KADLE, K C MEHRA, S DAZAI, T SAKAI } Directors

Mumbai, May 14, 2002

Profit and Loss Account for the year ended March 31, 2002

	Schedule	Rupees	2001-2002 Rupees	2000-2001 Rupees
INCOME				
1 SALES			**4,50,39,76,235**	4,89,62,43,245
2 OTHER INCOME			**2,93,17,361**	7,61,34,657
			4,53,32,93,596	4,97,23,77,902
EXPENDITURE				
3 MANUFACTURING AND OTHER EXPENSES	A		**4,49,18,62,129**	4,41,30,90,883
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST AND TAX			**4,14,31,467**	55,92,87,019
4 AMORTISATION OF DEFERRED REVENUE EXPENSES			**3,66,51,494**	2,65,16,966
5 DEPRECIATION	5		**16,24,43,915**	16,88,35,402
6 INTEREST			**26,51,38,922**	26,37,21,402
PROFIT / (LOSS) BEFORE TAX			**(4,22,8,02,864)**	10,02,13,249
7 TAX FOR THE YEAR			—	84,94,000
8 DEFERRED TAX			**15,30,09,000**	—
PROFIT / (LOSS) AFTER TAX			**(26,97,93,864)**	9,17,19,249
9 BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR		**19,75,12,290**		—
10 DEFERRED TAX (RELATING TO THE PERIOD UPTO MARCH 31, 2001)		**(6,61,60,000)**		—
			13,13,52,290	10,57,93,041
BALANCE CARRIED TO BALANCE SHEET			**(13,84,41,574)**	19,75,12,290
11 SIGNIFICANT ACCOUNTING POLICIES	13			
12 NOTES TO ACCOUNTS	14			

As per our report attached

For S B BILLIMORIA & CO.
Chartered Accountants

V SRIKUMAR
Partner

Mumbai, May 14, 2002

J K SETNA
Chairman

S J GHANDY
Managing Director

A AZHAGESAN
Company Secretary

For and on behalf of the Board

V R MEHTA, P P KADLE, K C MEHRA, S DAZAI, T SAKAI } Directors

Mumbai, May 14, 2002

Telco Construction Equipment Company Limited

"A" Schedule forming part of the Profit and Loss Account

	2001-2002 Rupees	2001-2002 Rupees	2000-2001 Rupees
MANUFACTURING AND OTHER EXPENSES			
1. **Purchase of Products for Sale etc.** [Note B (1) Schedule 14]		**34,07,85,763**	54,49,20,490
2. **Consumption of Raw Materials and Components** [Note B (6) Schedule 14]		**2,04,28,43,751**	2,52,00,31,076
3. **Payments to and Provisions for Employees:**			
(a) Salaries, Wages and Bonus	**24,96,79,302**		2,31,65,2646
(b) Superannuation, Gratuity, etc.	**4,09,23,171**		3,14,42,857
(c) Contribution to Provident Fund, etc.	**1,41,11,940**		1,26,03,120
(d) Workmen and Staff Welfare Expenses [Note (i) below]	**3,46,50,485**		1,96,58,794
		33,93,64,898	29,53,57,417
4. **Expenses for Manufacture, Administration and Selling:**			
(a) Stores, Spare Parts and Tools Consumed	**7,38,45,959**		8,83,96,751
(b) Freight, Transportation, Port Charges, etc	**6,56,49,078**		6,63,56,612
(c) Repairs to Buildings	**18,13,741**		44,46,842
(d) Repairs to Plant, Machinery, etc.	**1,75,43,220**		1,06,15,175
(e) Power and Fuel	**4,14,22,173**		4,60,79,270
(f) Rent	**1,98,04,869**		2,46,82,941
(g) Rates and Taxes	**51,71,503**		76,32,314
(h) Insurance	**91,94,594**		1,10,67,121
(i) Publicity and Sales Promotion Expenses	**11,05,63,242**		9,04,55,647
(j) Works Operation Expenses [Note (ii) below]	**10,31,00,037**		10,11,63,005
(k) Other Expenses [Note (iii) below]	**43,01,22,774**		25,99,53,412
		87,82,31,190	71,08,49,090
5. **Excise Duty**		**52,65,88,874**	66,42,61,427
		4,12,78,14,476	4,73,54,19,500
6. **Changes in Stock in Trade and Work in Progress:**			
Opening Stock	**1,22,47,35,825**		90,24,07,208
Less: Closing Stock	**86,06,88,172**		1,22,47,35,825
		36,40,47,653	(32,23,28,617)
		4,49,18,62,129	4,41,30,90,883

NOTES:	2001-2002 Rupees	2000-2001 Rupees
(i) 3 (d) — Workmen and Staff Welfare Expenses include net provisions for staff welfare schemes	**48,96,228**	75,82,433
(ii) 4 (j) — Works Operation Expenses include —		
(1) Processing charges	**2,43,12,347**	3,58,99,162
(2) Loss on assets sold/scrapped/written off	**1,12,55,722**	19,62,657
(iii) 4 (k) — Other Expenses include —		
(1) Commission and Brokerage on Sales	**1,55,04,887**	1,88,83,019
(2) Provision for Doubtful Debts	**6,84,60,278**	52,28,734
(3) Bad Debts written off	**7,08,28,391**	1,92,55,844
(4) Travelling and Conveyance	**7,60,55,648**	6,07,92,290
(5) Auditors' Remuneration:		
Audit Fees (including Service Tax)	**10,50,000**	7,87,500
Tax Audit fees (including Service Tax)	**2,62,500**	2,62,500
Other Services (including Service Tax as applicable)	**59,350**	—
Reimbursement of travelling and out-of-pocket expenses	**56,327**	11,368
(6) Lease Rentals and Hire charges in respect of Plant & Machinery	**69,71,887**	7,88,452
(7) Directors' sitting fees	**2,58,000**	1,50,000

"A" (Contd.)

	2001-2002 Rupees	2000-2001 Rupees
(iv) Managerial Remuneration:		
(a) Managerial Remuneration (excluding provision for encashable leave as separate actuarial valuation for Managing Director is not available)	**31,19,924**	27,30,544
(b) The above is inclusive of estimated expenditure on perquisites	**15,59,924**	14,10,544
(c) Commission to Managing Director:		
— Profit before Taxes as per Profit and Loss Account	**(42,28,02,864)**	10,02,13,249
— Add: Managerial Remuneration	**31,19,924**	27,30,544
	(41,96,82,940)	10,29,43,793
— Less: Carried Forward Net Loss as per Section 309	**(5,99,18,519)**	(16,28,62,312)
— Net Profit / (Loss) as per Section 309(5)	**(47,96,01,459)**	(5,99,18,519)
— Commission	**Nil**	Nil

Schedules forming part of the Balance Sheet

"1" CAPITAL	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
Authorised:		
10,00,00,000 Equity Shares of Rs. 10 each	**1,00,00,00,000**	1,00,00,00,000
Issued:		
10,00,00,000 Equity Shares of Rs. 10 each	**1,00,00,00,000**	1,00,00,00,000
Subscribed and paid-up:		
10,00,00,000 Equity Shares of Rs. 10 each	**1,00,00,00,000**	1,00,00,00,000

Note: Of the above 7,97,50,000 (Previous Year: 7,97,50,000) Equity Shares of Rs. 10 each are held by Tata Engineering & Locomotive Company Limited, the holding company.

"2" RESERVES AND SURPLUS	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Share Premium	**99,99,99,800**	99,99,99,800
(b) Profit and Loss Account	—	19,75,12,290
	99,99,99,800	1,19,75,12,090

"3" LOANS — Secured	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Privately placed 12.06% Non-Convertible Debentures (Due within one year Rs. Nil Previous year Rs. 25,00,00,000)	—	25,00,00,000
(b) Term Loan from Bank [Due within one year: Rs. 1,50,00,000 (Previous year Rs. 1,50,00,000)]	**36,73,19,424**	50,42,62,250
(c) Foreign Currency Loan from Bank (Due within one one year Rs. 1,09,06,98,675 Previous year Rs. 1,06,90,07,758)	**1,09,06,98,675**	1,06,90,07,758
(d) Working Capital Loan and Cash Credit Account with Bank	**58,74,01,565**	17,44,61,582
	2,04,54,19,664	1,99,77,31,590

Notes:

1) The term loan and working capital facilities from the Bank are secured by hypothecation of all present and future goods, book debts and all other moveable assets and by way of mortgage on the company's immovable properties and fixed assets, present and future.

2) Privately Placed Non-Convertible Debentures were secured by hypothecation of present and future goods & book debts.

Schedules forming part of the Balance Sheet

"4"

LOANS — Unsecured	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Short Term Loans		
(i) From Banks	—	19,99,94,593
(ii) Privately placed Non - Convertible Debentures:		
(1) MIBOR Linked Debentures	15,00,00,000	
(2) 10 % Non - Convertible Debentures	20,00,00,000	
(iii) Commercial Paper issued [maximum balance outstanding during the year **Rs.2,5,00,00,000** (Previous year - Nil)]	10,00,00,000	
	45,00,00,000	19,99,94,593

"5"

FIXED ASSETS	Cost as at April 1, 2001 Rupees	Additions Rupees	Deductions Rupees	Cost as at March 31, 2002 Rupees	Depreciation for the year 2001-2002 Rupees	Total Depreciation upto March 31, 2002 Rupees	Net Book Value as at March 31, 2002 Rupees
(a) Leasehold Land	**1,58,90,606**	—	—	**1,58,90,606**	—	—	**1,58,90,606**
(Note 2)		1,58,90,606	—	1,58,90,606		—	1,58,90,606
(b) Buildings, etc	**33,24,17,174**	**22,07,73,662**	—	**55,31,90,836**	**1,21,12,681**	**2,80,83,208**	**52,51,07,628**
	24,22,75,291	9,01,41,883	—	33,24,17,174	83,59,429	1,59,70,527	31,64,46,647
(c) Leasehold Improvements	**39,62,399**	**32,55,454**	—	**72,17,853**	**14,94,496**	**17,29,605**	**54,88,248**
		39,62,399	39,62,399	2,35,109	2,35,109		37,27,290
(d) Plant, Machinery, Equipment, etc. (Note 3)	**1,66,23,31,994**	**13,12,95,240**	**1,53,66,386**	**1,77,82,60,848**	**14,02,88,412**	**45,75,87,184**	**1,32,06,73,664**
	1,58,76,96,078	799,58,311	53,22,395	1,66,23,31,994	15,66,90,915	31,93,20,422	1,34,30,11,572
(e) Furniture, Fixtures and Office Appliances	**1,96,41,644**	**30,85,015**	—	**227,26,659**	**14,54,668**	**71,49,012**	**1,55,77,647**
	1,40,87,792	55,53,852		1,96,41,644	15,84,323	56,94,344	1,39,47,300
(f) Vehicles and Transport (Note 3)	**2,28,91,844**	**1,71,93,623**	—	**4,00,85,467**	**70,93,658**	**1,02,63,920**	**2,98,21,547**
	1,49,75,633	80,93,707	1,77,496	2,28,91,844	19,65,626	31,70,262	1,97,21,582
TOTAL	**2,05,71,35,661**	**37,56,02,994**	**1,53,66,386**	**2,41,73,72,269**	**16,24,43,915**	**50,48,12,929**	**1,91,25,59,340**
(Previous Year)	1,85,90,34,794	20,36,00,758	54,99,891	2,05,71,35,661	16,88,35,402	34,43,90,663	1,71,27,44,998

Note:

(1) The formalities in respect of lease of land at the Jamshedpur works are yet to be completed.

(2) Leasehold Land relates to Land at Dharwad under a sub lease from Tata Engineering and Locomotive Co. Ltd. under a lease cum sale agreement. The Company proposes to acquire free hold title to the land at the end of the lease period.

(3) Total depreciation upto 31st March, 2002 excludes cumulative depreciation of Rs. 2,021,650 (previous year Rs.870,750) on assets sold / discarded during the year.

(4) *Comparatives are shown below the current year's figures*

"6"

INVENTORIES	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Stores and Spare Parts (at cost)	1,81,94,408	1,91,00,037
(b) Consumable Tools (at cost)	1,47,69,219	1,76,25,217
(c) Raw Materials and Components	51,05,52,952	50,34,48,172
(d) Goods in Transit (at cost)	3,90,24,447	5,73,55,952
(e) Work in Progress	9,61,37,320	10,52,60,466
(f) Stock in Trade	76,45,50,852	1,11,94,75,359
	1,44,32,29,198	1,82,22,65,203

Note : Items - (c), (e) and (f) above are valued at the lower of cost and net realisable value.

"7"

SUNDRY DEBTORS	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Over six months old :		
Considered good	27,26,24,346	47,24,39,900
Considered doubtful	9,41,13,780	2,56,53,502
(b) Others		
Considered good	66,59,05,144	74,19,34,811
	1,03,26,43,270	1,24,00,28,213
Less : Provision for doubtful debts	9,41,13,780	2,56,53,502
	93,85,29,490	1,21,43,74,711

"8"

CASH AND BANK BALANCES	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Cash on hand	11,88,903	6,24,695
(b) Balances with Scheduled Banks		
— in Current Account	1,27,26,331	2,59,93,064
— in Deposit Account	49,250	42,500
	1,39,64,484	2,66,60,259

"9"

LOANS AND ADVANCES (Unsecured — considered good)	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Advances to Suppliers and Others	24,31,75,899	19,23,55,082
(b) Deposits with Government, Public Bodies and Others	3,50,99,478	5,20,58,645
(c) Prepaid Expenses	3,79,47,151	2,12,04,805
(d) Advance Payments against Taxes	5,73,31,742	5,22,00,319
	37,35,81,270	31,78,18,851
Notes: Deposits with Government, Public Bodies and Others include balances with Customs, Port Trust, Excise, etc.	2,67,19,688	4,36,78,855

"10"

CURRENT LIABILITIES	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Acceptances	7,18,31,132	4,37,99,785
(b) Sundry Creditors	65,85,20,474	90,12,06,187
(c) Advances and Progress Payments	2,65,33,161	11,02,00,239
(d) Interest accrued but not due on loans	11,36,654	36,96,227
	75,80,21,421	1,05,89,02,438
Note: Sundry Creditors include dues to Small Scale Industrial undertakings	11,021	5,38,278

"11"

PROVISIONS	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Provision for Tax	2,75,39,000	2,75,39,000
(b) Provision for Staff Welfare Schemes	4,55,52,242	3,63,94,559
(c) Other Provisions	4,30,62,809	2,60,00,000
	11,61,54,051	8,99,33,559

"12"

MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Preliminary Expenses	3,77,996	5,66,992
(b) Expenditure Incurred in connection with Enterprise Resources Planning Software	5,25,28,330	3,50,00,000
(c) Product & Other Development Expenses	—	40,26,214
(d) Expenditure on Employee Separation Scheme	5,64,05,714	7,36,53,638
	10,93,12,040	11,32,46,844

Schedule forming part of Balance Sheet and the Profit & Loss Account

"13" Significant Accounting Policies

1. Sales

Sales comprise sale of goods and services, net of trade discounts, and include excise duty recovered from customers. Sales tax collected from customers is excluded.

2. Depreciation

Depreciation is provided on Straight Line basis (SLM) at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956, except for vehicles that are depreciated over their estimated useful life of five years and Leasehold improvements that are amortised over the primary period of the lease. Extra shift depreciation, wherever applicable, is calculated on actual shift basis in respect of each manufacturing location.

3. Fixed Assets

Fixed Assets are stated at the cost of acquisition or construction. All cost relating to the acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowing, attributable to those fixed assets.

4. Transactions in Foreign Currencies (other than for Fixed Assets)

Transactions in foreign currencies are recorded at exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current Assets and Current Liabilities not covered by foreign exchange contracts are translated at year-end exchange rates and the Profit/Loss so determined and also the realised exchange gains / losses are recognised in the Profit and Loss Account.

5. Product Warranty Expenses

Product Warranty expenses are determined based on estimates made by the management and are provided for in the year of sale.

6. Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average basis. Work in progress and finished goods are valued on absorption cost basis.

7. Retirement Benefits

a) Contributions to Provident Fund, Superannuation and Gratuity are made to the recognised funds and charged to the Profit and Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year-end.

b) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made based on independent actuarial valuations at the year-end.

8. Miscellaneous Expenditure (to the extent not written off or adjusted)

a) Preliminary Expenses are amortised over five years.

b) Expenditure on Enterprise Resources Planning Software is amortised over thirty-six months.

c) Expenditure relating to Employee Separation Scheme determined on actuarial basis is amortised over sixty months from the commencement of the scheme.

9. Income Tax

Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of the assets and liabilities and their respective tax bases. Deferred tax assets are recognised subject to management's judgment that realisation is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates applicable on the Balance Sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the income statement in the period of enactment of the change.

"14"

A. NOTES TO THE BALANCE SHEET	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(1) (a) Claim against the Company not acknowledged as debt	1,26,79,000	1,67,08,005
(b) Bills Discounted	1,49,36,400	17,28,68,936
(c) Estimated Amounts of contracts remaining to be executed on Capital accounts & not provided for:	9,47,52,786	7,98,94,856
(d) Bank Guarantees	3,85,30,944	20,42,500

(2) Deferred Taxation

(a) Tax provision has been made in accordance with the requirements under the Accounting Standard 22 "Accounting for taxes on Income" and accordingly accumulated net deferred tax liability arising out of timing difference of the earlier years' amounting to Rs. 6,61,60,000 as at March 31, 2001 has been adjusted against the opening balance in the Profit and Loss Account.

(b) Movement in deferred tax liability / asset:

	Rupees
Deferred tax liability as at March 31, 2001	6,61,60,000
Deferred tax asset arising from transactions during the year	15,30,09,000
Deferred tax asset as at March 31, 2002 (Net)	8,68,49,000

(c) The net deferred tax asset as at March 31, 2002 comprises the tax impact (including savings) arising from the following:

	Rupees
(i) Timing differences on account of:	
- Depreciation (including unabsorbed depreciation)	(66,78,15,000)
- Deferred revenue expenses	(5,65,09,000)
- Provisions and Section 43B disallowances	11,36,65,000
(ii) Estimated carry forward loss and depreciation upto March 31, 2002	80,71,49,000
	19,64,90,000
Deferred Tax Asset relating to the above	7,22,10,000
Deferred Tax Asset relating to Minimum Alternative Tax paid in prior years under Section 115JAA of the Income Tax Act	1,46,39,000
	8,68,49,000

The Deferred Tax Asset has been accounted based on th]e company's business plans which indicate virtual certainty of recovery of this asset.

(3) The company does not owe any amounts over Rs.1,00,000 to small scale industrial undertakings which are outstanding for more than 30 days.

	2001-2002 Rupees	2000-2001 Rupees
B. NOTES TO THE PROFIT AND LOSS ACCOUNT		
(1) Purchase of Products for Sale etc. comprise of		
(a) Spare parts and accessories for sale	31,64,45,045	42,57,25,874
(b) Machines & Excavators (14 nos. - Previous year: 22 Nos.)	2,43,40,718	11,91,94,616
	34,07,85,763	54,49,20,490
(2) Interest:		
(i) On Debentures and Fixed Loan	24,28,84,534	15,42,32,122
(ii) Others	7,05,93,339	13,49,40,195
	31,34,77,873	28,91,72,317
Less: (i) Transferred to Capital Account	4,32,15,333	1,98,86,122
(ii) Interest received on bank and other accounts [tax deducted at source Rs. 27,319/- (Rs. 1,50,685/- Previous Year)]	51,23,618	55,64,793
	26,51,38,922	26,37,21,402

(3) Information in regard to opening stock and closing stock :

	2001-2002 Quantity Nos.	2001-2002 Value Rupees	2000-2001 Quantity Nos.	2000-2001 Value Rupees
(a) Opening Stock — (without Excise Duty)				
Excavators	209	51,04,74,867	149	35,37,81,484
Manufactured and Purchased Components for sale :				
Excavator Spare Parts	—	60,90,00,492	—	41,36,64,089
(b) Closing Stock —				
Excavators	127*	23,37,15,438	209	51,04,74,867
Manufactured and Purchased Components for sale :				
Excavator Spare Parts		53,08,35,414		60,90,00,492

* Excludes 5 machines (Previous year -1 machine) capitalised for internal use and 5 machines scrapped.

(4)(a) Information in regard to Sales effected by the Company

		2001-2002 Quantity Nos.	2001-2002 Value Rupees	2000-2001 Quantity Nos.	2000-2001 Value Rupees
1.	Excavators	**1,290**	**3,75,66,61,521**	1,480	4,05,59,90,284
2.	Spare Parts for Excavators		**70,31,73,770**		80,40,63,762
3.	Scrap		**1,88,08,960**		2,33,08,869
4.	Income from Services		**2,53,31,984**		1,28,80,330
			4,50,39,76,235		4,89,62,43,245

(4)(b) Details of Other Income

		2001-2002 Rupees	2000-2001 Rupees
1.	Liability written back	**13,12,307**	4,34,41,279
2.	Royalty	**2,21,24,182**	1,76,34,033
3.	Bad Debts Recovered	**—**	70,00,000
4.	Commission	**6,26,229**	24,30,401
5.	Foreign Exchange Fluctuation	**16,068**	7,91,932
6.	Miscellaneous Income	**52,38,575**	48,37,012
		2,93,17,361	7,61,34,657

(5) Quantitative information in regard to installed capacity and the goods *manufactured by the Company*

		Unit of Measurement	Installed Capacity*	Actual Production **
1.	Earthmoving Machinery including bull-dozers, dumpers, scrapers, loaders, shovels and draglines (excluding walking draglines)	Nos.	**2,000**	**1,204**
			(1,000)	(1,519)
2.	Manufactured Components for Sale	Rupees		**6,71,50,404**
				(8,91,21,783)

* On Double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon by the auditors.

** The production disclosed against manufactured components is the value (as this is more meaningfull than quantity) of such components transferred during the year to the warehouse for sale.

(6) (A) Information in regard to raw materials and components consumed :

	Unit of Measurement	2001-2002 Quantity	2001-2002 Value Rupees	2000-2001 Quantity	2000-2001 Value Rupees
Steel	Tonnes	**2,291**	**5,26,48,177**	3,261	7,44,00,550
Oil Motors	Nos.	**1,168**	**7,72,71,058**	1,813	13,97,87,355
Hydraulic Cylinders	Nos.	**5,320**	**13,73,96,806**	6,658	15,75,43,422
Track Assembly	Nos.	**1,015**	**54,91,41,151**	1,301	24,63,70,447
Other Components			**1,22,63,86,559**		1,90,19,29,302
			2,04,28,43,751		2,52,00,31,076

Note: The consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items, etc. and effects of certain estimates and assumptions made by the Management and relied upon by the Auditors. The figure of the other components is a balancing figure based on the total consumption shown in the Profit and Loss Account.

(6) (B) (a) Value of imported and indigenous raw materials and components consumed:

		2001-2002 Rupees	2000-2001 Rupees
(i)	Imported	**56,27,28,814**	91,53,74,420
(ii)	Indigenous	**1,48,01,14,937**	1,60,46,56,656

(b) Percentage to total consumption:

		2001-2002	2000-2001
(i)	Imported %	**27.55**	36.32
(ii)	Indigenous %	**72.45**	63.68

(7) Information regarding exports and imports and other matters :

	2001-2002 Rupees	2000-2001 Rupees
1. Earnings in foreign exchange :		
(i) F.O.B. value of goods exported [represents deemed exports, the sale proceeds of which are received in Rupees]	**2,76,30,861**	3,92,85,612
(ii) Commission	**31,75,034**	37,58,964
2 C.I.F. value of imports		
(i) Raw Material and Components	**73,43,40,100**	97,06,64,477
(ii) Machinery Spares and Tools	**33,13,160**	29,07,597
(iii) Spare Parts for sale	**12,91,66,763**	9,22,35,834
(iv) Machines for Sales	**74,72,958**	11,91,94,616
(v) Capital Goods	**—**	5,270

The imports shown above are as per the custom's copies of licences/bills which, as certified by the Company to the Auditors, cover the entire imports during the year.

Notes : (a) In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as go directly into production.

(b) The above figures have been shown after giving effect to certain estimates and assumptions made by the Management which have been relied upon by the Auditors.

	2001-2002 Rupees	2000-2001 Rupees
(8) Expenditure in foreign currency (subject to deduction of tax where applicable) :		
(i) Royalty and Fees payable to Technical Associates	**2,36,77,153**	2,08,15,542
(ii) Payments on other accounts	**79,30,420**	18,89,549

(9) (a) Related Party Transactions "14" (Contd.)

Sl. No.	Particulars	Purchase: Goods and Raw Materials	Purchase: Capital Goods	Sales And Other Income: Goods and Raw Materials	Sales And Other Income: Commission Received	Purchase Of Services	Interest Paid	Amount Payable As On March 31, 2002 (Net)
1	Tata Engineering and Locomotive Co. Ltd. (Holding Company)	6,30,04,522	28,62,426	42,85,144	—	7,56,99,586	4,61,68,917	10,58,19,053
2	Tata Technologies Limited (Fellow Subsidiary)	—	—	—	—	2,49,81,301	—	31,77,303
3	TAL Manufacturing Solutions Ltd. (Fellow Subsidiary)	—	4,09,88,682	—	—	—	—	1,13,27,501
4	Hitachi Construction Machinery Company Limited (Substantial Interest)	—	—	—	10,96,800	1,62,38,698	—	61,27,709

(9) (b) Transactions with Key Managerial Personnel

Sl. No.	Particulars	Purchase: Goods and Raw Materials	Purchase: Capital Goods	Sales And Other Income: Goods and Raw Materials	Sales And Other Income: Commission Received	Purchase Of Services	Interest Paid	Amount Payable As On March 31, 2002 (Net)
1	MANAGING DIRECTOR							
	– Managerial Remuneration					31,19,924		
	– Rent paid	—	—	—	—	4,42,750	—	—
2	RELATIVES OF THE MANAGING DIRECTOR							
	-Rent paid	—	—	—	—	7,90,750	—	—

(10) Leases

(a) In Capacity of a lessee

a. The total of future minimum lease payments under non-cancelable operating leases for each of the following years:

i. not later than one year;	85,88,149
ii. later than one year and not later than five years;	1,66,67,606
iii. later than five years;	Nil

b. Lease payments recognised in the statement of Profit and Loss for the year, — 64,47,880

c. A general description of the lessee's significant leasing arrangements :
The company has entered into operating lease arangements for computers and office equipments from various vendors.

(b) In Capacity of a lessor

a. The gross carrying amount of assets on operating lease as on March 31, 2002	2,21,03,647
The accumulated depreciation as on March 31, 2002	5,40,330
i. Depreciation recognised in the statement of Profit and Loss for the year;	5,40,330
ii. impairment losses recognised in the statement of Profit and Loss for the year;	Nil
iii. Impairment losses reversed in the statement of Profit and Loss for the year;	Nil

b. The future minimum lease payments under non-cancelable operating leases in the aggregate and for each of the following years:

i. not later than one year;	1,06,40,000
ii. later than one year and not later than five years;	Nil
iii. later than five years;	Nil

c. A general description of the lessor's significant leasing arrangements:
The company has leased out machines under operating leases to its customers

d. Accounting policy adopted in respect of initial direct costs incurred on these leasing trasnsactions have been recognised in the Profit and Loss Account.

(11) Segment Reporting

The Company operates in a single segment environment (both business and geographic) and accordingly reporting under Accounting Standard 17 - Segment Reporting is not applicable to the company.

(C) OTHER NOTES

(1) Previous year figures have been re-grouped / re-classified wherever necessary.

(2) Comparitive figures for 2000-2001 are shown in brackets.

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No	24588
State Code	8
Balance Sheet Date	March 31, 2002

II. Capital Raised during the Year:

	(Amount in Rs. lakhs)
Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds:

	(Amount in Rs. lakhs)
Total Liabilities	44,954
Total Assets	44,954
Sources of Funds:	
Paid-up Capital	10,000
Reserves & Surplus	10,000
Secured Loans	20,454
Unsecured Loans	4,500
Application of Funds:	
Net Fixed Assets	22,657
Net Current Assets	18,951
Misc. Expenditure	1,093
Accumulated Losses	1,384

IV. Performance of Company:

	(Amount in Rs. lakhs)
Turnover	45,333
Total Expenditure	49,561
Profit/(Loss) Before Tax	(4,228)
Profit/(Loss) After Tax	(2,698)
Earning Per Share (Rs.)	0.00
Dividend Rate	Nil

V. Generic Names of Three Principal Products/ Services of Company (as per monetary terms):

Item Code No. (ITC Code)	8429
Product Description	Excavators, Loaders, Mechanical Shovels and parts thereof.

DIRECTORS' REPORT

TO THE MEMBERS OF
TATA TECHNOLOGIES LIMITED

The Directors hereby present their Eighth Annual Report on the Business and Operations of the Company and the Audited Statement of Accounts for the year ended March 31, 2002.

1. FINANCIAL RESULTS

The financial results of the Company for the year ended March 31, 2002 are as follows:

Particulars	2001-2002 (Rupees)	2000 – 2001 (Rupees)
Income from Sale of Products & Services	**70,65,03,896**	58,08,23,363
Profit for the period after providing for taxes Rs.1,69,49,281/- including Rs.91,38,281/- for deferred tax liability for FY 2001-02 (previous year Rs.2,51,10,000/-) was	**2,52,62,735**	4,50,80,719
Balance brought forward from previous year after adjusting deferred tax liability of Rs.1,65,46,579/- as on April 1, 2001	**2,84,94,048**	2,35,75,858
Amount available for Appropriations	**5,37,56,783**	6,86,56,577
APPROPRIATIONS:		
General Reserve	**40,00,000**	50,00,000
Interim Dividend	**2,09,46,400**	—
Tax on Interim Dividend	**21,36,533**	—
Proposed Dividend	—	1,68,92,877
Tax on Proposed Dividend	—	17,23,073
Balance carried to Balance Sheet	**2,66,73,850**	4,50,40,627

2. DIVIDEND

Taking into consideration the performance of the Company during the year, the Board of Directors had paid an Interim Dividend @ 20% (Rs.2.00 per share) on 1,04,73,200 Equity Shares of Rs.10/- each for the Financial Year 2001-2002. The Directors do not recommend a final dividend for the said Financial Year (2000-01: Rs.4/- per share).

3. REVIEW OF BUSINESS OPERATIONS

The Company's revenue increased by 22% over the previous year. The increase was driven by increased sales of consultancy services overseas and in India. Sales of licenses and third party products decreased as the Company continued to substitute high margin consulting in place of low margin trading revenue. While margins in consultancy increased, profit after tax decreased by 43%. This was primarily due to increased expenditures required to increase sales. These include software purchased and fully expensed in the year, setup of a training centre, increased marketing activities abroad, and increased participation in major exhibitions and conferences.

Tata Technologies, US – a wholly owned subsidiary:

Net profit after tax increased by 182% to US$31,414 despite a drop in revenue of 8% against the previous year. The increased profit is largely due to improved margins.

4. QUALITY INITIATIVES

The Company obtained ISO 9001:2000 certification for "Design, Development, Testing and Delivery of Engineering Services and Software in Areas of Engineering Automation Group (CAD, CAM, CAE, KBE & PDM), E-Business Group". The Company also underwent internal assessment process under Tata Business Excellence Model (TBEM).

5. CONSTRUCTION AT IT PARK HINJAWADI

The Company has commenced Phase-I of construction of its Global Outsource Centre at IT Park, Hinjawadi. The Company plans to start operating from the Centre this year.

6. DIRECTORS

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association, Mr C Ramakrishnan is liable to retire by rotation and is eligible for re-appointment.

7. AUDITORS

M/s Sahni Natarajan & Bahl, the present Auditors of the Company, hold office until the conclusion of the forthcoming Annual General Meeting. They have under Section 224(1) of the Companies Act, 1956, furnished a certificate of eligibility for their re-appointment. The Shareholders are requested to appoint the Auditors for the current year and fix their remuneration.

8. AUDIT COMMITTEE

The Audit Committee comprising of Mr S Ramadorai, Chairman, Mr P P Kadle and Mr C Ramakrishnan, Directors, held four meetings during the period under review. The Audit Committee meetings are usually attended by the Managing Director, the Finance Head, the Internal Auditors of the Company, the Asst. Company Secretary and the Company's Statutory Auditors.

9. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

Provisions of the Companies Amendment Act, 1988 regarding reporting on conservation of energy and technology absorption are not applicable to the Company. Information pertaining to foreign exchange earnings and outgo during the year under review is given in Annexure 'A' to this report.

10. PARTICULARS OF EMPLOYEES

Information required under Section 217(2A) of the Companies Act, 1956 is given in Annexure 'B' to this report.

11. DIRECTORS' RESPONSIBILITY STATEMENT

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000 and in respect of the annual accounts for the period under review, the Directors hereby confirm that:-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures.

(ii) they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the Financial Year and of the profits of the Company for that period.

(iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities.

(iv) they have prepared the annual accounts on a "going concern basis".

12. ACKNOWLEDGEMENTS

The Directors convey their thanks to all the Company's customers and their appreciation to all employees for their individual and collective contribution to the Company's performance. The Directors also thank business partners, bankers and auditors for the wholehearted support and confidence reposed in Management.

On behalf of the Board of Directors

S Ramadorai
Chairman

Mumbai, May 15, 2002

ANNEXURE 'A' TO DIRECTORS' REPORT

(Additional information given in terms of Notification 1029 of 31-12-1998 issued by the Department of Company Affairs)

Foreign Exchange Earnings and Outgo

Earnings in foreign currency	Rs.2,27,95,621/-
Expenditure in foreign currency	Rs.1,14,93,914/-

Tata Technologies Limited

Annexure 'B'

Information as per Section 217 (2A) of the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended 31/03/2002

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Total Experience (Years)	Date of Commencement of Employment	Last Employment Held Designation/Period for which Post Held
1	Agashe Suhas C *	46	Head Offshore Development	727063.00	466830.00	B.E.(Elect.) M.M.S.	23	01-10-01	Savant S/W Consultancy Incharge India Operations 1 Yr
2	Atkins R K	56	Project Manager	1318974.00	915691.00	Sr. Cambridge	34	01-04-97	Telco Manager, 29 Yrs
3	Bansal A K	54	Project Manager ASP	1254544.00	847193.00	P.G.D.B.M. B.Tech (Mech) B.Sc(Maths)	30	01-04-97	Telco Divl.Manager, 25 Yrs
4	D'souza Nelson E	42	Country Manager Sales & Marketing	1239746.00	862318.00	B.Com DPA	17	09-10-00	Siemens Information Technology Ltd - Regional Manager - 2 Yrs
5	Diwakar N *	47	Practice Head Enterprise Solution	633285.00	544164.00	B.E. P.G.D.B.M.	24	01-04-97	Telco Divl.Manager, 13 Yrs
6	Dole S S	47	Project Manager System Integration & Networking	1509919.00	1025511.00	B.E.(Elect.)	25	01-04-97	Telco Sr.Manager, 20 Yrs
7	Ganesan Lalgudi S	42	Practice Head Enterprise Solution	1866949.00	1255429.00	B.E. (Mechanical) MBA	21	24-03-01	Atos Origin India Pvt.Limited Practice Director - 3 Yrs
8	Ghosh K K	45	Corporate Quality Head & Program Manager	1383341.00	941852.00	M.Tech (IR&OR)	21	01-04-97	Telco Sr.Manager, 16 Yrs
9	Guha S K	49	Project Manager	1795849.47	1200558.18	M.Sc. P.G. Dip (SQC & OR)	26	01-04-97	Telco Divl. Manager - 21 Yrs
10	Jain M K	46	Project Manager Application Services	1298562.00	699170.00	M Tech Comp SC Dip (Bus Admn) B.E.(Elect. & Comp.)	23	01-04-97	Telco Sr.Manager, 16 Yrs
11	Joshi A G	45	Practice Head PD & V-EAG	1463277.00	1012835.00	B.E. Mechanical	24	01-04-97	Telco Manager - 19 Yrs
12	Kamat S G	59	Project Manager	1805600.00	1144789.00	B.E (Elec.) B.E. (Mech.) D.B.M.	34	01-04-97	Telco Dy, Gen Manager, 29 yrs
13	Kulkarni A.K.	46	Project Manager SAP	1304990.00	901268.00	M Tech Comp SC B.Tech	20	01-04-97	Telco Sr.Manager, 15 Yrs
14	Kulkarni S A	45	Project Manager Enterprise Solution	1214121.00	846513.00	B.E (Elec.)	22	01-04-97	Telco Manager - 17 Yrs
15	Latkar S D	49	Chief Financial Officer	1971267.00	1354699.00	B.Com. L.L.B. ACA	24	01-08-98	Tata Iron & Steel Co. Div Manager - 21 Yrs
16	Naik Asha	47	Head Human Resources	1870572.00	1322748.00	PHD	15	16-04-00	Fujitsu ICIM Limited Head- Human Resources 5 Yrs
17	Nigam S K	45	Project Manager Enterprise Solution	1203081.00	793007.00	M Tech Ind Mgmt Engg B.Tech (Mech)	20	01-04-97	Telco Sr.Manager, 15 Yrs
18	Rajasekaran T	49	Practice Head PE-EAG	2417085.00	1640876.00	B.Tech.(Mech.) D.B.M.	27	01-04-97	Telco Divl.Manager, 22 Yrs
19	Roy D	39	Project Manager System Integration & Networking	1279218.00	878901.00	M E Comp SC B.E (Elec.)	15	01-04-97	Telco Manager, 10 Yrs
20	Singh G S *	46	Practice Head E Business	1159172.00	809433.00	B.Tech. PGDCS	23	02-07-01	E Vyapar CFO & MD - 1Yr
21	Umamaheswaran T N	40	Chief Technology officer KBE & Engg. System	1476288.00	1018673.00	M.Tech.(Mech.)	17	01-04-97	Telco Manager, 12 Yrs
22	Venkateswaran K V	55	Project Manager	1822105.00	1225067.00	M.E. M.B.A. Cert. In Law	30	01-04-97	Telco Asst.Gen.Manager, 10 Yrs
23	Waikar A.M.	51	Project Manager	1589923.00	1073158.00	M.S.(Indl.Engg.)USA B.E.(Mech)	23	01-04-97	Telco Divl.Manager, 18 Yrs

Notes:
(1) The Gross remuneration shown above is subject to tax and comprises of salary, allowances, monetary value of perquisites as per income-tax rules, and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, employees are entitled to gratuity, medical benefits, etc., in accordance with the company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, company's contribution to provident fund, superannuation fund, and the monetary value of non-cash perquisites, wherever applicable.
(4) All the employees have adequate experience to discharge the responsibilities assigned to them.
(5) The nature of employment in all cases is contractual.
(6) None of the employees mentioned above is a relative of any director of the company.
(7) Asterisk against a name indicates that the employee was in service only for a part of the year.

For and on behalf of the Board

S Ramadorai
Chairman

Mumbai, May 15, 2002

AUDITOR'S REPORT

TO THE MEMBERS OF
TATA TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Tata Technologies Limited, as at 31st March 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

(iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(v) On the basis of written representations received from the directors, as on 31st March 2002, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2002; and

b. in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For and on behalf of
SAHNI NATARAJAN & BAHL
Chartered Accountants

DINESH BAHL
Partner

Place: New Delhi
Date: May 22, 2002

ANNEXURE TO THE AUDITOR'S REPORT

Referred to in paragraph 1 of our report of even date on the accounts for the year ended 31st March 2002, of the Tata Technologies Limited.

1. The Company has maintained proper records to show full particulars, including quantitative details and situation of fixed assets. The fixed assets of the Company have been physically verified by the management at reasonable intervals and no material discrepancies have been noticed on such verification.

2. The fixed assets have not been revalued during the year.

3. As explained to us, the stocks of finished goods in the Company's custody have been physically verified by the management at reasonable intervals during the year.

4. In our opinion and according to the information and explanations given to us, the procedure of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. There were no material discrepancies noticed on physical verification of stocks as compared to book records.

6. On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper, in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The Company has not taken or granted any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management as defined under (1B) of section 370 of the Companies Act, 1956, where the rate of interest & other terms & conditions are prima facie prejudicial to the interest of the Company.

8. Loans and advances in the nature of loans have been given to employees, who are repaying the principal amount as stipulated and are regular in payment of interest wherever applicable. Where there is delay in repayment of principal and interest as stipulated the Company has taken reasonable steps for the recovery of the same.

9. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, plant & machinery and other assets.

10. In our opinion and according to the information and explanations given to us, the transactions of purchase of goods and materials and the sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 (Rupees fifty thousand) or more in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services, where such market prices are available with the Company or the prices at which transactions for similar goods or services have been made with other parties.

11. As explained to us, there were no unserviceable damaged stores, raw materials, or finished goods.

12. The Company has not accepted deposits from the public within the meaning of provisions of Section 58A of the Companies Act, 1956.

13. The operations of the Company do not result in the generation of scrap or by-product.

14. The Company has an internal audit system commensurate with the size of its operations and nature of its business.

15. As informed to us, the Central Government has not prescribed the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of the activities of the Company.

16. The Company has been regular in depositing its provident fund dues with the appropriate authorities. As explained to us, the provisions of Employees' State Insurance Act, 1948 are not applicable to the Company.

17. According to the information and explanations given to us, there were no undisputed amounts payable in respect of Income tax, Wealth tax, Sales tax, Customs duty and Excise duty which have remained outstanding as at 31st March 2002 for a period of more than six months from the date they became payable.

18. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses of employees or directors have been charged to the revenue account other than those payable under contractual obligations or in accordance with generally accepted business practices.

19. The Company is not a sick industrial Company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

20. In respect of service activities of the Company, we report that:

    i. in our opinion, the Company has a reasonable system of recording and allocating man-hours utilised to the relative jobs commensurate with its size and the nature of its business.

    ii. in our opinion, there is a reasonable system of authorisation at proper levels and an adequate system of internal control on allocation of man-hours to relative jobs commensurate with the size of the Company and the nature of its business.

21. In respect of trading activities of the Company, as explained to us, no damaged goods were determined in the case of goods traded in by the Company.

For and on behalf of
SAHNI NATARAJAN & BAHL
Chartered Accountants

DINESH BAHL
Partner

Place: New Delhi
Date: May 22, 2002

Tata Technologies Limited

Balance Sheet as at March 31, 2002

	Schedule	Rupees	Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
(a) Capital	1	10,47,32,000		10,47,32,000
(b) Reserves & Surplus	2	17,12,68,850		18,56,35,627
			27,60,00,850	29,03,67,627
2. LOAN FUNDS				
(a) Secured	3		10,67,25,968	4,22,46,805
(b) Unsecured	4		11,86,96,731	6,00,00,000
3. TOTAL FUNDS EMPLOYED			50,14,23,549	39,26,14,432
APPLICATION OF FUNDS				
4. FIXED ASSETS				
(a) Gross Block	5	28,43,40,695		16,92,63,612
(b) Less - Depreciation		8,74,56,392		6,04,37,132
(c) Net Block		19,68,84,303		10,88,26,480
(d) Capital Work in Progress		2,63,09,728		8,78,141
			22,31,94,031	10,97,04,621
5. INVESTMENTS	6		15,56,64,460	15,56,64,460
6. CURRENT ASSETS, LOANS AND ADVANCES				
(a) Interest accrued on Deposits		25,847		7,708
(b) Inventories		21,205		3,39,08,333
(c) Sundry Debtors	7	17,83,58,576		8,95,53,232
(d) Cash & Bank Balances	8	1,44,08,986		1,30,96,862
(e) Loans & Advances	9	15,28,84,616		12,75,97,444
		34,56,99,230		26,41,63,579
7. CURRENT LIABILITIES AND PROVISIONS				
(a) Current Liabilities	10	13,23,94,527		6,03,64,223
(b) Provisions	11	7,60,15,390		8,36,58,127
		20,84,09,917		14,40,22,350
8. NET CURRENT ASSETS [(6) less (7)]		13,72,89,313		12,01,41,229
9. DEFERRED TAX ASSET / (LIABILITY)		(2,56,84,860)		—
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	12		1,09,60,605	71,04,122
11. TOTAL ASSETS (NET)			50,14,23,549	39,26,14,432
12. SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	13			

The schedules referred to above and the notes thereon form an integral part of the Balance Sheet. This is the Balance Sheet referred to in our report.

As per our report attached
for SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner

New Delhi, May 22, 2002

S D LATKAR
Chief Financial Officer

(Ms) H N SHAH
Asst. Company Secretary

for and on behalf of the Board

S RAMADORAI,
Chairman

P P KADLE,
Director

C RAMAKRISHNAN,
Director

P R McGOLDRICK,
Managing Director

Mumbai, May 15, 2002

Profit & Loss Account for the year ended March 31, 2002

	Schedule	Rupees	Rupees	2000-01 Rupees
INCOME				
1. INCOME FROM SERVICES & SALE OF PRODUCTS	A		70,65,03,896	58,08,23,363
EXPENDITURE				
2. PURCHASE & OTHER EXPENSES	B	52,61,23,535		42,17,37,605
3. ADMINISTRATION EXPENSES	C	10,10,10,908		5,82,51,341
			62,71,34,443	47,99,88,946
OPERATING PROFIT (PBIDT)			7,93,69,453	10,08,34,417
4. INTEREST		99,60,431		65,31,486
5. DEPRECIATION		2,71,97,006		2,41,12,212
			3,71,57,437	3,06,43,698
PROFIT BEFORE TAX			4,22,12,016	7,01,90,719
6. PROVISION FOR TAXATION				
(a) Income Tax				
Current Year		75,00,000		2,50,00,000
Earlier Years		3,11,000	78,11,000	1,10,000
(b) Deferred Tax			91,38,281	—
PROFIT AFTER TAX			2,52,62,735	4,50,80,719
7. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			4,50,40,627	—
Less Deferred Tax liability as on April 1,2001		(1,65,46,579)	2,84,94,048	2,35,75,858
AMOUNT AVAILABLE FOR APPROPRIATIONS			5,37,56,783	6,86,56,577
8. APPROPRIATIONS				
(a) Dividend				
Interim			2,09,46,400	—
Final (proposed)			—	1,68,92,877
(b) Tax on Dividend			21,36,533	17,23,073
(c) General Reserve			40,00,000	50,00,000
(d) Balance Carried to Balance Sheet			2,66,73,850	4,50,40,627
			5,37,56,783	6,86,56,577
9. EARNINGS PER SHARE (equity shares, par value Rs.10 each) Basic			2.41	16.98
Number of shares used in computing earnings per share Basic (weighted average)			1,04,73,200	42,23,219
10. SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	13			

The schedules referred to above and the notes thereon form an integral part of the Balance Sheet. This is the Balance Sheet referred to in our report.

As per our report attached
for SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner

New Delhi, May 22, 2002

S D LATKAR
Chief Financial Officer

(Ms) H N SHAH
Asst. Company Secretary

for and on behalf of the Board

S RAMADORAI,
Chairman

P P KADLE,
Director

C RAMAKRISHNAN,
Director

P R McGOLDRICK,
Managing Director

Mumbai, May 15, 2002

Schedules forming part of the Profit & Loss Account

"A" [Item No. 1]

INCOME FROM SERVICES, SALE OF PRODUCTS & OTHER INCOME	2001 - 2002 Rupees	2000 - 2001 Rupees
1. Income from Services	**65,56,07,551**	50,77,97,765
2. End user Licenses Transferred	**3,05,00,000**	4,61,87,103
3. Sale of Products	**1,14,55,934**	2,28,16,565
4. Other Income	**89,40,411**	40,21,930
(Tax deducted at source on interest Rs.2,47,640/-, 2000-2001 Rs.3,36,748/-)		
	70,65,03,896	58,08,23,363

"B" [Item No. 2]

PURCHASE & OTHER EXPENSES		2001 - 2002 Rupees	2000 - 2001 Rupees
1. Purchase of Products for Sale			
(a) End user Licenses Procured	**80,00,000**		1,21,27,425
(b) Purchase of Products	**1,00,24,124**		2,02,53,505
		1,80,24,124	3,23,80,930
2. AMC on End user Licenses		**4,26,49,072**	3,89,90,372
3. Payments to and Provisions for Employees			
(a) Salaries, Wages & Bonus	**39,90,87,480**		28,79,97,807
(b) Superannuation	**2,24,97,940**		1,52,57,727
(c) Gratuity	**70,50,916**		(20,50,916)
(d) Contribution to Provident Fund & EPS	**1,75,30,572**		1,34,59,722
(e) Staff Welfare Expenses	**1,74,62,579**		96,26,644
		46,36,29,487	32,42,90,984
4. Consultancy Fees Paid		**23,21,539**	37,76,068
5. Change in Stock in Trade			
Opening Stock	**3,39,08,333**		6,06,07,949
Less : Captive consumption	**50,35,415**		44,00,365
Less : Stock returned	**2,93,52,400**		—
Less : Closing Stock	**21,205**		3,39,08,333
		(5,00,687)	2,22,99,251
		52,61,23,535	42,17,37,605

"C" [Item No. 3]

ADMINISTRATION EXPENSES		2001 - 2002 Rupees	2000 - 2001 Rupees
1. Expenses for Administration / Marketing			
(a) Repairs	**6,55,351**		8,99,449
(b) Rent	**20,05,704**		14,96,986
(c) Provision for Wealth Taxes	**7,395**		—
(d) Insurance	**5,22,088**		4,38,656
(e) Publicity	**24,86,478**		9,11,830
(f) Office Expenses	**5,43,77,389**		2,76,15,813
(g) Travelling & Conveyance	**2,67,86,923**		2,31,72,325
(h) Other Expenses	**1,40,32,780**		36,99,782
(i) Commission to Others	**1,36,800**		16,500
		10,10,10,908	5,82,51,341
Notes :			
1. Item 1 (b) - Rent includes lease rental paid.		**12,05,800**	10,42,800
2. Item 1 (h) - Other expenses includes provision for doubtful Sundry Debtors.		**51,43,204**	73,306

Schedules forming part of the Balance Sheet

"1" [Item 1(a)]

SHARE CAPITAL	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
Authorised :		
1. 2,50,00,000 ordinary shares of Rs. 10/- each (Previous year 2,50,00,000 ordinary shares) (During 2000-01 the Authorised Share Capital was increased from Rs. 3 crores to Rs. 25 crores)	**25,00,00,000**	25,00,00,000
	25,00,00,000	25,00,00,000
2. Issued, Subscribed and Paid-up : 1,04,73,200 ordinary shares of Rs. 10/- each (Previous year 1,04,73,200 ordinary shares)	**10,47,32,000**	10,47,32,000
	10,47,32,000	10,47,32,000

Notes:

(i) Of the above shares, 20,00,000 shares were allotted to Tata Engineering & Locomotive Co. Ltd. as fully paid pursuant to a contract, without payments being received in cash.

(ii) 83,73,000 ordinary shares of Rs. 10/- each were issued during the year 2000-01 at a premium of Rs. 15/- per share, out of which 80,00,000 shares were issued to Tata Engineering & Locomotive Co. Ltd., taking their total shareholding to 1,01,00,200 shares.

"2" [Item 1(b)]

RESERVES & SURPLUS		As at March 31, 2001 Rupees	Additions Rupees	Deductions Rupees	As at March 31, 2002 Rupees
1. Share Premium		**12,55,95,000**	—	—	**12,55,95,000**
	*	—	12,55,95,000 **	—	12,55,95,000
2. General Reserve		**1,50,00,000**	**40,00,000**	—	**1,90,00,000**
	*	1,00,00,000	50,00,000	—	1,50,00,000
3. Profit & Loss Account		**4,50,40,627**	**(18,20,198)**	**1,65,46,579** ***	**2,66,73,850**
	*	2,35,75,858	2,14,64,769	—	4,50,40,627
		18,56,35,627	**21,79,802**	**1,65,46,579**	**17,12,68,850**
	*	3,35,75,858	15,20,59,769	—	18,56,35,627

Notes: * Comparative Figures for the previous year.

** 83,73,000 ordinary shares were issued during the year 2000-01 at a premium of Rs. 15/- per share.

*** Recognition of Deferred Tax liability as on April 1, 2001.

"3" [Item 2(a)]

LOANS - Secured	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
1. From Bank on Cash Credit Account [Secured by hypothecation of book debts]	**6,69,37,380**	4,02,46,120
2. Long Term Loan From Bank [Secured by hypothecation of fixed assets]	**2,91,29,899**	20,00,685
3. Hire Purchase Loan [Secured by hypothecation of vehicles financed]	**1,06,58,689**	—
	10,67,25,968	4,22,46,805

"4" [Item 2(b)]

LOANS - Unsecured	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
1. Short Term Loan From Bank*	**7,51,96,731**	6,00,00,000
2. Inter Corporate Deposits	**4,35,00,000**	—
	11,86,96,731	6,00,00,000

Notes: *Include Foreign currency loan of Rs. 7,51,96,731 [Nil as at March 31, 2001]

"5" [Item 4]

FIXED ASSETS ***		GROSS BLOCK				DEPRECIATION BLOCK				NET BLOCK
		Cost as at March 31, 2001	Additions	Reductions	Cost as at March 31, 2002	Depreciation up to March 31, 2001	Additions	Reductions	Total Depreciation up to, March 31, 2002	Value as at March 31, 2002
		Rupees	Rupees	Rupees	Rupees	Rupees	Rupees	Rupees	Rupees	Rupees
1. Leasehold Land		**3,91,80,000**	**—**	**—**	**3,91,80,000**	**—**	**6,18,613**	**—**	**6,18,613**	**3,85,61,387**
	*	—	3,91,80,000	—	3,91,80,000	—	—	—	—	3,91,80,000
2. Plant & Machinery	@**	**12,55,16,738**	**10,15,20,022**	**2,48,878**	**22,67,87,882**	**5,94,29,854**	**2,45,54,378**	**1,67,567**	**8,38,16,665**	**14,29,71,217**
	*	8,58,36,303	4,00,26,702	3,46,267	12,55,16,738	3,58,13,536	2,37,71,322	1,55,004	5,94,29,854	6,60,86,884
3. Furniture & Fixtures	@	**29,42,772**	**2,78,423**	**38,592**	**31,82,603**	**5,38,530**	**2,62,410**	**10,179**	**7,90,761**	**23,91,842**
	*	14,44,326	15,45,611	47,165	29,42,772	3,60,667	1,85,359	7,496	5,38,530	24,04,242
4. Vehicles	***	**16,24,102**	**1,35,66,108**	**—**	**1,51,90,210**	**4,68,748**	**17,61,605**	**—**	**22,30,353**	**1,29,59,857**
	*	22,58,101	—	6,33,999	16,24,102	4,62,113	1,55,531	1,48,896	4,68,748	11,55,354
	TOTAL	**16,92,63,612**	**11,53,64,553**	**2,87,470**	**28,43,40,695**	**6,04,37,132**	**2,71,97,006**	**1,77,746**	**8,74,56,392**	**19,68,84,303**
	*	8,95,38,730	8,07,52,313	10,27,431	16,92,63,612	3,66,36,316	2,41,12,212	3,11,396	6,04,37,132	10,88,26,480

Note: * Comparative Figures for the previous year.
** Includes SAP Software worth Rs.37,85,986 & Installation Charges Rs.15,000
*** Vehicles includes Rs.1,35,10,108 acquired on H.P., hypothecated with Tata Finance Ltd.
@ Fixed Assets are Hypothecated against Term Loan from Corporation Bank

"6" [Item 5]

INVESTMENTS TRADE (UNQUOTED) - at cost Long-term investments	Cost as at March 31, 2002 Rupees	Cost as at March 31, 2001 Rupees
Tata Technologies, USA, a 100% subsidiary company		
150,000 ordinary shares at no Par value	**15,56,64,460**	15,56,64,460
	15,56,64,460	15,56,64,460
Book Value of unquoted investments as on March 31, 2002	**79,07,947**	57,33,805

"7" [Item 6(c)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SUNDRY DEBTORS		
(a) Over six months old (unsecured)		
Considered good	**1,19,31,727**	2,17,40,145
Considered doubtful	**52,16,510**	73,306
(b) Others (unsecured)		
Considered good	**16,64,26,849**	6,78,13,087
	18,35,75,086	8,96,26,538
Less : Provision for doubtful debts	**52,16,510**	73,306
Note : Amount due from subsidiary (Tata Technologies, USA) over 6 months & considered good-Nil - [Rs.5,10,402 as at March 31, 2001] and below 6 months & considered good Rs.11,23,125 [Rs.26,64,714 as at March 31, 2001]	**17,83,58,576**	8,95,53,232

"8" [Item 6(d)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
CASH & BANK BALANCES		
1. Cash on hand	**3,12,794**	1,57,194
2. Cheques on Hand	**1,24,08,823**	61,72,459
3. Current Accounts with Banks	**14,46,835**	65,26,675
4. Deposits with Banks*	**2,40,534**	2,40,534
	1,44,08,986	1,30,96,862

Note: * Pledged with the Bankers for obtaining Bank Guarantees.

"9" [Item 6(e)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
LOANS & ADVANCES		
(Unsecured - considered good)		
1. Advances to Suppliers, Contractors & Others	**3,58,25,849**	3,78,60,617
2. Loans to Subsidiaries: Tata Technologies, USA	**2,53,30,900**	3,32,21,920
3. Deposits With Government, Public Bodies and Others	**23,28,900**	7,40,900
4. Prepaid Expenses	**5,87,032**	17,87,710
5. Advance Payments against Taxes	**8,88,11,935**	5,39,86,297
	15,28,84,616	12,75,97,444

"10" [Item 7(a)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
CURRENT LIABILITIES		
(a) Sundry Creditors		
Others	**11,84,06,225**	4,78,30,087
Dues to Small Scale Industries	**—**	—
(b) Advance & Progress Payment	**58,28,683**	39,08,892
(c) Dividend warrants posted but not encashed	**9,994**	—
(d) AMC/Subscriptions, billed but not Due	**81,49,625**	86,25,244
	13,23,94,527	6,03,64,223

"11" [Item 7(b)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
PROVISIONS		
(a) Provision for Taxation	**5,37,18,924**	4,59,00,529
(b) Proposed Dividends	**—**	1,68,92,877
(c) Provision for Tax on Dividends	**—**	17,23,073
(d) Provision for Staff Welfare Schemes	**2,22,96,466**	1,91,41,648
	7,60,15,390	8,36,58,127

"12" [Item 10]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
MISCELLANEOUS EXPENDITURE		
(to the extent not written off or adjusted) [note 13.1.14 Schedule '13']		
(a) Deferred Revenue Expenditure	**96,82,370**	56,62,202
(b) Expenses for Increase in Authorised Share Capital	**12,69,500**	14,31,000
(c) Preliminary Expenses	**8,735**	10,920
	1,09,60,605	71,04,122

Schedules to the Balance Sheet and Profit and Loss Account

13. **SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS**

Company Overview

Tata Technologies Limited ("TTL or the Company") was incorporated on August 22, 1994 as a Private Limited Company in the name of Core Software Systems Private Limited. The name of the Company was subsequently changed to Tata Technologies (India) Limited. On February 8, 2001 the Company changed its name from Tata Technologies (India) Limited to Tata Technologies Limited. The Company's range of services includes IT Consultancy, transfer of SAP licenses, SAP implementation and maintenance, providing networking solutions, CAD/CAM engineering & design consultancy. Headquartered in Pune, India, TTL has 3 branches located at Mumbai, Lucknow & Jamshedpur that enables it to provide high quality, cost-effective services to clients in India and abroad.

13.1. ***Significant accounting policies***

13.1.1. **Basis of preparation of financial statements**

The financial statements are prepared under the historical cost convention, in accordance with Indian Generally Accepted Accounting Principles (GAAP) comprising the mandatory accounting standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956, on the accrual basis, as adopted consistently by the company.

The preparation of the financial statements in conformity with GAAP requires that the management of the Company (Management) make estimates and assumptions that affect the reported amounts of revenue and expenses of the year, reported balances of assets & liabilities and disclosures relating to the contingent assets & liabilities as on the date of the financial statements.

13.1.2. **Revenue recognition**

Revenue from software consultancy on time and materials contracts is recognized based on certification of time sheets and billed to clients as per the terms of specific contracts. On fixed price contracts, revenue is recognized based on milestones achieved as specified in the contracts on the proportionate completion method on the basis of the work completed. Revenue from rendering Annual Maintenance Services is recognized proportionately over the period in which services are rendered. Revenue from the SAP end user licenses is recognized on transfer of user license. Interest on deployment of surplus funds is recognized using the time proportion method, based on interest rates implicit in the transaction.

13.1.3. **Expenditure**

The cost of application software purchased is charged to revenue in the year the software is acquired. Provisions are made for all known losses and liabilities, future unforeseeable factors that may affect the profit on fixed price software consultancy contracts and also towards likely expenses for providing post-sales client support on fixed price contracts.

13.1.4. **Fixed assets**

Fixed assets are stated at cost, after reducing accumulated depreciation until the date of the balance sheet. Direct costs are capitalized until the assets are ready for use and include financing costs relating to any specific borrowing attributable to the acquisition of the fixed assets.

Vehicles taken on Hire Purchase from Tata Finance Ltd. have been capitalized in accordance with AS-19 'Leases' issued by the Institute of Chartered Accountants of India.

13.1.5. **Capital work in progress**

Capital work in progress includes building under construction for the Hinjawadi project of the Company and has been valued at the cost of construction till the date of the Balance sheet, the borrowing costs related to the project and any other direct costs related with the project.

13.1.6. **Depreciation**

Depreciation on Fixed Assets except on Computers & Peripherals (included in Plant & Machinery) is provided on Straight Line Method (SLM) at the rates specified in the schedule XIV to the Companies Act, 1956. In case of Computers & Peripherals, the benefit period is considered to be of four years. Accordingly, depreciation is provided on SLM at the rate of 25% per annum. Depreciation on additions to Fixed Assets is provided on pro-rata basis from the month of acquisition of the Asset. Depreciation on Assets sold / scrapped during the year is provided for prior to the month of sale / scrap as the case may be.

The Company charges 100% depreciation on assets costing less than Rs. 5000/-. During the year, the Company charged depreciation at 100% in respect of assets costing less than Rs. 5,000/- each amounting to Rs. 1,24,892/- (previous year- Rs. 1,51,086/-).

13.1.7. **Retirement benefits to employees.**

Retirement Benefits are dealt with in the following manner:-

a) Contribution to Provident, Superannuation and Gratuity funds are made to the funds and charged to the Profit and Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year-end.
b) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made on the basis of independent actuarial valuations at the year-end.

13.1.8. **Foreign Currency transactions**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Current assets and current liabilities are reinstated at year-end exchange rates and the profit / loss so determined and also the realized exchange gains / losses are recognized in the Profit & Loss Account.

13.1.9. **Inventories**

Inventories are valued at lower of cost or market value.

13.1.10. **Provision for Taxation**

Provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded as considered appropriate for matters under appeal due to the disallowances or for other reasons.

The Company's profits from export activities are partly exempt from taxable income. A part of the Company's operations are conducted through 100% Export Oriented Units (EOU) which are entitled to a tax holiday for a period of ten years from the date of commencement of operations. The Government of India amended the tax incentive available to companies operating through EOUs. The tenure of tax exemption available to such companies is restricted to 10 consecutive years commencing from the earlier of the fiscal year in which the unit commences software development or March 31, 2000. Additionally, export related tax deductions apart from the 100% EOU scheme earlier described are being phased out by fiscal year 2004. The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt income.

13.1.11. **Deferred Tax Liability**

Consequent to the standard on accounting for taxes on income (AS - 22) becoming mandatory effective April 01, 2001, the Company recorded the cumulative deferred tax liability of Rs. 1,65,46,579/- as on April 01, 2001 against accumulated Profit in the Profit & Loss Account. The deferred tax liability of Rs. 91,38,281/- for the year ended on March 31, 2002 is shown separately.

13.1.12. **Earnings per share**

The earnings considered in ascertaining the company's earnings per share comprise the net profit after tax and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the number of shares outstanding during the year.

13.1.13. **Investments**

Long-term investments are stated at cost.

13.1.14. **Miscellaneous expenditure (to the extent not written off or adjusted)**

a) Expenditure incurred on increasing Authorized share capital, is being written off over a period of ten years.
b) Fees paid for setting up the SAP Centre at Pune, are treated as deferred revenue expenditure and amortized over a period of five years.
c) Expenditure incurred on in-house SAP implementation is being written off over a period of three years from the date of its implementation.

13.2. **Notes on accounts**

The previous year's figures have been recast / restated, wherever necessary, to conform to the current year's classification.

13.2.1. ***Capital commitments and contingent liabilities***

a) The estimated amount of contracts remaining to be executed on capital account, and not provided for (net of advances) is Rs. 546.99 lakhs as at March 31, 2002 (previous year – Rs. 26.38 lakhs).
b) Bills discounted but not matured Rs. Nil as at March 31, 2002 (previous year - Rs. 6,06,40,000)
c) Income Tax demands disputed in appeals (Assessment Year 1997-98) Rs. 4,92,391 (previous year – Rs. 4,92,391).
d) Sales Tax demands disputed in appeals (Year 1997-98) Rs. 2,94,671 (previous year - Rs. 2,94,671), (Year 1998-99) Rs. 49,80,207 (previous year Nil) for which the Company has preferred an appeal.

13.2.2. **Quantitative details**

(Values in Rupees)

		2001-2002 OPENING STOCK	2001-2002 PURCHASES	2000-2001 OPENING STOCK	2000-2001 PURCHASES
Computers	Value	—	21,39,203	—	1,34,000
	Qty	—	26	—	2
Networking Items	Value	—	50,51,491	—	80,49,304
	Qty	—	5,668	—	4,520
Software &	Value	3,39,08,333	1,08,33,430	6,06,07,949	2,41,73,655
End user Licenses	Qty	446	10,334	891	1,651

		2001-2002 SALES	2001-2002 CLOSING STOCK	2000-2001 SALES	2000-2001 CLOSING STOCK
Computers	Value	23,99,063	—	1,50,000	—
	Qty	26	—	2	—
Networking Items	Value	59,28,219	3,706	94,20,617	—
	Qty	5,594	74	4,520	—
Software &	Value	@ ** 6,80,16,468	17,500	6,33,43,417	3,39,08,333
End user Licenses	Qty	@ ** 10,779	1	2,096	446

Note: ** Includes captive consumption of SAP licenses worth Rs. 50,35,415/- (Qty 46 Nos).

@ Includes SAP licenses returned back to SAP for Rs. 2,93,52,400/- (Qty 275 Nos).

Schedules to the Balance Sheet and Profit and Loss Account

13.2.3. Information as required under clause 4(D), Part II, Schedule VI to the Companies Act.

	2001-2002 Rupees	2000-2001 Rupees
(a) Earnings in foreign exchange	2,27,95,621	2,57,49,435
(b) C I F value of imports	52,74,605	1,27,51,464
(c) Expenditure in foreign currency (Travel/Training)	62,19,309	37,24,818

13.2.4. Auditors' Remuneration

	2001-2002 Rupees	2000-2001 Rupees
Statutory Audit Fees [including service tax Rs.6250/- (2000-2001: Rs. 5000/-)]	1,31,250	1,05,000
Tax Audit Fees [including service tax Rs. 1750/- (2000-2001: Rs. 1750/-)]	36,750	36,750
Other Services [including service tax Rs. 500/- (2000-2001: Rs. 150/-)]	10,500	15,150
Out of Pocket Expenses	67,420	18,120
	2,45,920	1,75,020

13.2.5. Managerial Remuneration

		2001-2002 Rupees	2000-2001 Rupees
Managerial Remuneration for Director (excluding provision for encashable leave)		15,62,000	12,70,000
The above is inclusive of			
(a) Estimated expenditure on perquisites		1,67,000	-
(b) Commission		4,35,000	7,10,000
Commission to Wholetime Director			
(a) Profit before Taxes as per Profit & Loss Account		4,22,12,017	7,01,90,719
(b) *Add:* Managerial Remuneration	15,62,000		12,70,000
Depreciation as per Books	—	15,62,000	2,41,12,212
		4,37,74,017	9,55,72,931
(c) *Less:* Capital Profit on Sale of Assets	—		—
Depreciation as per Section 350 of the Companies Act [after deducting Rs. Nil (2000-2001 after deducting Rs. 1,97,371/-) being adjustment of Depreciation in respect of assets sold/ scrapped]	—	—	2,37,95,854
(d) Net Profit as per Section 309(5)		4,37,74,017	7,17,77,077
(e) Commission to Wholetime Director		4,35,000	7,10,000

13.2.6. Borrowing costs capitalised

In compliance of the mandatory accounting standard AS - 16 'Borrowing Costs' issued by the Institute of Chartered Accountants of India, the Company has capitalized interest and other costs incurred by it in connection with the funds borrowed for Hinjawadi project. The capitalization of borrowing cost would cease when all activities necessary to prepare the fixed asset for their intended use are substantially complete.

13.2.7. Stock option plans

The company introduced Employee Stock Option Plan 2001 (TTESOP 2001) in 2000-01. The options exercised during the year were nil. Details of the Employee Stock Option Plan 2001 (TTESOP 2001) are mentioned below:

Particulars	Quantity
Total Options granted	8,39,200
Options vested as on 31.03.2002	1,42,200
Options exercised	0
Options outstanding as on 31.03.2002	8,39,200

13.2.8. Current liabilities

Sundry creditors for other liabilities represent mainly the amounts payable to the vendors and amounts accrued for various other operational expenses.

13.2.9. Investments

The investment of Rs. 15,56,64,460/- represents 1,50,000 shares at no par value in Tata Technologies, USA, a Wholly Owned Subsidiary of the company.

13.2.10. Provisions for doubtful debts

Periodically, management evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. For the year ended March 31, 2002, the company has provided for doubtful debts of Rs. 51,43,204/- (previous year Rs. 73,306/-). Management continues pursuing the parties for recovery of the dues, in part or full.

13.2.11. Secured Loans

The Company has taken Term Loan and Cash Credit facilities from Corporation Bank. These loans are secured against Book debts and Fixed assets of the Company.

13.2.12. Segmental Reporting

The accounting standard (AS - 17) on 'Segment Reporting', which is mandatory effective April 01, 2001, is applicable to the Company. However, no separate segment reporting is included since the revenue from sales to external customers & from transactions with other segments is less than 10% of the total revenue of all segments.

13.2.13. Related Party Disclosures

As per the accounting standard (AS - 18) on 'Related Party Disclosures', which is mandatory effective April 01, 2001, the Company is required to disclose related party transactions. A summary of such transactions is attached.

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile :

I) Registration Details :		
	Registration No.	U72200PN1999PLC13313
	Balance Sheet Date	31.03.2002
II) Capital Raised during the Year		(Amount in Rs. Thousands)
	Public Issue	Nil
	Rights Issue	Nil
	Bonus Issue	Nil
	Private Placement	Nil
III) Position of Mobilisation and Deployment of Funds		(Amount in Rs. Thousands)
	Total Liabilities	709833
	Total Assets	709833
	Sources of Funds :	
	Paid-up Capital	104732
	Reserves & Surplus	171269
	Secured Loans	106726
	Unsecured Loans	118697
	Application of Funds :	
	Net Fixed Assets	223194
	Investments	155664
	Net Current Assets	137289
	Deferred Tax Asset / (Liability)	(25685)
	Misc. Expenditure	10961
	Accumulated Losses	—
IV) Performance of Company		(Amount in Rs. Thousands)
	Turnover	706504
	Total Expenditure	637095
	Profit / (Loss) Before Tax	42212
	Profit / (Loss) After Tax	25263
	Earning Per Share (Rs.)	2.41
	Dividend Rate	20%

V) Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	Nil
Product Description	Information Technology Consultancy
Item Code No. (ITC Code)	Nil
Product Description	Trading in Computer Hardware / Software

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

1. Name of the subsidiary	Tata Technologies, USA		
2. Financial year of the subsidiary ended on	March 31, 2002		
3. Shares of the subsidiary held by the company on the above date:			
(a) Number and face value	1,50,000 Ordinary shares, at no par value		
(b) Extent of holding	100%		
4. Net aggregate amount of profits / (losses) of the subsidiary for the above financial year of the subsidiary so far as they concern members of the Company:			
(a) dealt with in the accounts of the Company for the year ended March 31, 2002.		Rs. Nil	US$ Nil
(b) not dealt with in the accounts of the Company for the year ended March 31, 2002.		Rs. 15,22,637	US$ 31,414
5. Net aggregate amount of profits / (losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company:			
(a) dealt with in the accounts of the Company for the year ended March 31, 2002.		Rs. Nil	US$ Nil
(b) not dealt with in the accounts of the Company for the year ended March 31, 2002.		Rs. (13,21,922)	US$ (27,273)

for and on behalf of the Board

		S RAMADORAI,	*Chairman*
		P P KADLE,	*Director*
(Ms.) H N Shah	S D Latkar	C RAMAKRISHNAN,	*Director*
Asst. Company Secretary	*Chief Financial Officer*	P R McGOLDRICK,	*Managing Director*

Mumbai, May 15, 2002

Related Party transactions during the year 2001-2002

(Amount in Rs.)

	Nature of Relationship	Parent Company	Fellow Subsidiary				Subsidiary	Key Management Personnel
Groups	**Particulars**	**Tata Engineering and Locomotive Company Limited**	**Telco Constuction Equipment Company Limited**	**HV Axles Limited**	**HV Transmissions Limited**	**TAL Manufactuing Solutions Limited**	**Tata Technologies, USA**	**Mr. P. R. McGolddrick**
Group 1	**Goods and services received by the Reporting Enterprise**							
Expenditure								
1.1	Purchase of Services Rent, License fees, Medical, Canteen Power, Water, etc.	27,86,378	—	—	—	—	—	—
1.2	Managerial Remuneration	—	—	—	—	—	—	15,62,000
Group 2	**Goods and services provided by the Reporting Enterprise**							
Income								
2.1	Sale of Goods & Raw Materials	58,20,846	1,61,200	6,566	6,359	9,07,260	—	—
2.2	Services provided by the Company IT Support	39,52,12,137	—	—	—	1,38,456	—	—
	SAP Licences & AMC	7,28,51,000	—	—	—	—	—	—
	SAP Implementation & IT Support	—	2,38,15,076	—	—	—	—	—
	Other Services	6,14,64,592	—	5,150	11,400	—	80,29,264	—
Group 3	**Financial services received by the Reporting Enterprise**							
Financial Receipts								
3.1	Interest accrued on Loan	—	—	—	—	—	4,00,701	—
3.2	Interest received on Loans	—	—	—	—	—	16,19,052	—
3.3	Repayement of Loan to Reporting enterprises by related party	—	—	—	—	—	78,91,020	—
Group 4	**Financial services provided by the Reporting Enterprise**							
4.1	Dividend for FY 2000-01 paid in 2001-2002	1,67,29,567	—	—	—	—	—	1,04,110
4.2	Interim Dividend paid in 2001-02	2,02,00,400	—	—	—	—	—	2,00,000
Group 5	**Due Receivable by the Reporting Enterprise as on the date of the Reporting Period**							
Receivables								
5.1	Loans outstanding	—	—	—	—	—	2,53,30,900	—
5.2	Dues Receivable on Supplies and Services	12,36,93,200	31,77,303	11,782	61,082	95,019	11,23,125	—

DIRECTORS' REPORT

TO THE MEMBERS OF
SHEBA PROPERTIES LIMITED

The Directors hereby present their Thirteenth Annual Report on the Business and Operations of the Company and the Audited Statement of Accounts for the year ended March 31, 2002.

Financial Results

	2001-2002 Rupees	2000-2001 Rupees
Income from Investments, Lease Rentals, etc.	9,82,18,772	7,28,69,506
Profit for the period after providing Rs.1,11,20,100/- for taxes (2000-2001: Rs.60,00,000/-); Deferred Tax Rs. 25,23,654/-	2,08,79,738	79,28,647
Balance brought forward from previous year	1,21,28,628	48,64,207
AMOUNT AVAILABLE FOR APPROPRIATION	3,30,08,366	1,27,92,854
Balance carried to Balance Sheet	3,30,08,366	1,27,92,854

Dividend

Taking into consideration the current business plans of the Company, the Directors recommend the profits to be carried forward and hence no Dividend is recommended on equity and preference shares.

Directors

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association Mr P D Karkaria, who was appointed in the casual vacancy caused by the resignation of Mr F K Kavarana, is liable to retire by rotation and is eligible for re-appointment.

Auditors

The members are requested to appoint Auditors for the current year and to fix their remuneration. M/s. Patel & Deodhar, the present Auditors of the Company, have under Section 224(1) of the Companies Act, 1956, furnished a certificate of eligibility for re-appointment.

Subsidiary Company

Structural repairs and reconstruction work at Shree Niketan Building at Worli, Mumbai purchased by Telco Dadajee Dhackjee Limited (TDDL), the Company's subsidiary, is in progress. For the year ended March 31, 2002, TDDL recorded a gross income of Rs.2.74 crores (Previous year Rs.3.09 crores) and earned a PAT of Rs.1.00 crores (Previous year Rs.0.86 crores). The Board of Directors of TDDL had proposed an interim dividend of Rs.75/- per share for the year.

Audit Committee

The Audit Committee comprising of Mr R Gopalakrishnan, Mr P P Kadle and Mr P D Karkaria, Directors, duly constituted in June 2001, held two meetings during the period under review. The Audit Committee meetings are usually attended by the Manager and the Statutory Auditor. The Chairman of the Audit Committee was also present at the last Annual General Meeting of the Company.

Other Information

The Company has not accepted any Fixed Deposits from the public during the year under review. The Company had no employees of the category mentioned in Section 217(2A) of the Companies Act, 1956. Provisions of the Companies Amendment Act, 1988 regarding reporting on conservation of energy and technology absorption are not applicable to the Company. There are no foreign exchange earnings or outgo during the year under review.

Directors' Responsibility Statement

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000, the Directors, based on the representations received from the Operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departurers;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied then consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of profit of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities;

(iv) they have prepared the annual accounts on a "going concern basis".

On behalf of the Board of Directors

R GOPALAKRISHNAN
Director

P P KADLE
Director

Mumbai, May 28, 2002

AUDITORS' REPORT

TO THE MEMBERS OF

SHEBA PROPERTIES LIMITED

We have audited the attached Balance Sheet of SHEBA PROPERTIES LIMITED as at 31st March, 2002 and the Profit and Loss Account for the year ended as on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above:
   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;
   c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
   d) In our opinion, the Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
   e) On the basis of written representations received from the directors, as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the accounts, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:-
      (i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and
      (ii) In the case of Profit and Loss Account, of the Profit for the year ended on that date.

For PATEL & DEODHAR
Chartered Accountants

V M Deodhar
Partner

Mumbai, May 28, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 1 of our Report of even date on the accounts for the year ended 31st March, 2002, of SHEBA PROPERTIES LIMITED)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets. As explained to us, these Fixed Assets have been physically verified by the management at reasonable intervals and no material discrepancies have been noticed on such verification.
2. None of the Fixed Assets have been revalued during the year.
3. The Company has granted loans secured or unsecured to the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and to the companies under the same management within the meaning of section 370 (1B) of the companies Act, 1956 where the rate of interest and other terms and conditions are not prima facie prejudicial to the interest of the Company.
4. The Company has taken loans secured or unsecured from the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and from the companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956 where the rate of interest and other terms and conditions are not prima facie prejudicial to the interest of the Company.
5. The Company has not accepted deposits from the public during the year.
6. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.
7. According to information and explanation given to us, no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax and custom duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
8. According to information and explanation given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
9. The Company is not a sick industrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985.
10. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.
11. As explained to us, the provisions of any special statute applicable to chit fund, nidhi or mutual benefit society are not applicable to the Company.
12. The Company has maintained proper records of transactions and contracts as regards to trading or dealing in shares, debentures and other investments and the same are held in the Company's own name.

For PATEL & DEODHAR
Chartered Accountants

V M Deodhar
Partner

Mumbai, May 28, 2002

Auditors' Report

As required under the Reserve Bank of India's Notification No. DFC 117/DG (SPT)-98 dated January 2, 1988, we report as follows in terms of paragraph 3 & 4 of the Notification on the basis of our examination of the books of accounts and other records of the Company for the year ended 31st March, 2002 and according to information and explanation given to us by the Management.

1. The Company has obtained certificate of Registration No. 13.00217 dated 4th March, 1998 from the Reserve Bank of India during the year.
2. The Board of Directors has passed a Resolution for the non-acceptance of any public deposits.
3. The Company has not accepted any public deposits during the year ended 31st March 2002.
4. The Company has complied with the prudential norms relating to income recognition, accounting standards, and asset classification and provisioning for bad and doubtful debts.

For PATEL & DEODHAR
Chartered Accountants

V M Deodhar
Partner

Mumbai, May 28, 2002

Balance Sheet as at March 31, 2002

	Schedule	Rupees	Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
(a) Capital	1		75,00,00,000	75,00,00,000
(b) Reserves and Surplus	2		5,59,10,166	3,77,94,654
			80,59,10,166	78,77,94,654
2. LOAN FUNDS				
Unsecured Loans			49,32,28,091	46,72,83,614
3. TOTAL FUNDS EMPLOYED			1,29,91,38,257	1,25,50,78,268
APPLICATION OF FUNDS				
4. FIXED ASSETS	3	3,17,20,677		3,17,20,677
Less: Depreciation		3,10,24,645		2,17,85,973
			6,96,032	99,34,704
5. INVESTMENTS	4		81,13,94,638	80,43,94,638
6. CURRENT ASSETS, LOANS AND ADVANCES				
(a) Interest Accrued on Investments		12,058		11,162
(b) Dividend receivable		—		50,000
(c) Sundry Debtors				
(i) Over six months old (Unsecured) — Considered good		9,150		17,569
(ii) Others (Unsecured) — Considered good		1,53,856		8,23,988
(d) Current Accounts with Banks		11,57,457		11,16,706
(e) Cheque in hand		1,40,000		—
(f) Advances (Unsecured) - considered good.		52,18,09,950		43,12,67,220
(g) Advance Tax		5,09,82,949		4,30,89,863
		57,42,65,421		47,63,76,508
7. Less: CURRENT LIABILITIES AND PROVISIONS				
(a) Creditors - For Expenses		1,14,045		93,832
(b) Advances received & other payables		1,73,810		17,65,533
(c) Liabilities for Tax deduction at Source		1,13,97,983		1,18,96,572
(d) Provision for Taxation		1,11,20,100		60,00,000
(e) Interest payable on ICDs		6,41,71,325		1,81,65,095
		8,69,77,263		3,79,21,032
8. NET CURRENT ASSETS/(LIABILITIES) [(6) less (7)]			48,72,88,158	43,84,55,476
9. DEFERRED TAX ASSET / (LIABILITY)			(2,40,572)	
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)				
Balance as per last balance sheet		22,93,450		26,86,800
Add: addition during the year		—		—
		22,93,450		26,86,800
Less: written off to Profit & Loss Account		22,93,450		3,93,350
			—	22,93,450
11. TOTAL ASSETS(NET)			1,29,91,38,257	1,25,50,78,268
12. MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNTS	5			

As per our report attached
For PATEL & DEODHAR
Chartered Accountants

V M DEODHAR
Partner

Mumbai, May 28, 2002

P C BANDIVADEKAR
Manager

For and on behalf of the Board

R GOPALAKRISHNAN
P P KADLE
P D KARKARIA
Directors

Mumbai, May 28, 2002

Profit and Loss Account for the year ended on March 31, 2002

		Rupees	Rupees	2000-2001 Rupees
INCOME				
1. INCOME FROM INVESTMENTS - Gross		1,52,57,666		56,32,769
2. LEASE INCOME		57,53,704		71,86,992
3. INTEREST ON DEPOSITS- Gross		6,57,05,534		4,97,37,243
4 OTHER INCOME - Gross		1,15,01,789		1,03,12,502
			9,82,18,772	7,28,69,506
EXPENDITURE				
1. GENERAL OFFFICE EXPENSES			2,45,547	3,77,205
2. AUDITORS' REMUNERATION				
(a) Audit Fees		55,000		40,000
(b) Tax Audit Fees		15,000		10,000
(c) For Other Services		—		750
(d) Service tax		3,500		2,538
			73,500	53,288
3. DEPRECIATION			51,43,187	54,90,227
4. INTEREST			6,09,86,905	5,26,26,789
5. DEFERRED REVENUE EXPENSES WRITTEN OFF			22,93,450	3,93,350
			6,87,42,589	5,89,40,859
PROFIT BEFORE TAX			2,94,76,184	1,39,28,647
6. CURRENT TAX			1,11,20,100	60,00,000
7. DEFERRED TAX Tax effect of timing differences reversing during the year			(25,23,654)	—
PROFIT AFTER TAX			2,08,79,738	79,28,647
8. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR (after reducing Rs.6,64,226/- on account of deferred tax liability)			1,21,28,628	48,64,207
BALANCE CARRIED TO BALANCE SHEET			3,30,08,366	1,27,92,854
9. MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNTS	5			

As per our report attached
For PATEL & DEODHAR
Chartered Accountants

V M DEODHAR
Partner

Mumbai, May 28, 2002

P C BANDIVADEKAR
Manager

For and on behalf of the Board

R GOPALAKRISHNAN
P P KADLE
P D KARKARIA
Directors

Mumbai, May 28, 2002

Schedules forming part of the Balance Sheet

"1" [Item 1(a)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SHARE CAPITAL		
AUTHORISED		
50,00,000 Equity Shares of Rs. 100/- each (Previous Year: 50,00,000 Shares of Rs. 100/- each)	**50,00,00,000**	50,00,00,000
25,00,000 10% Non-Cumulative Redeemable Preference Shares of Rs. 100/- each (Previous Year: 25,00,000 Shares of Rs. 100/- each)	**25,00,00,000**	25,00,00,000
	75,00,00,000	75,00,00,000
ISSUED AND SUBSCRIBED		
50,00,000 Equity Shares of Rs. 100/- each fully paid up (Previous Year: 50,00,000 Shares of Rs. 100/- each)	**50,00,00,000**	50,00,00,000
25,00,000 10% Non-Cumulative Redeemable Preference Shares of Rs. 100/- each fully paid up (Previous Year 25,00,000 Shares of Rs. 100/- each)	**25,00,00,000**	25,00,00,000
	75,00,00,000	75,00,00,000

Notes : All the 50,00,000 Equity Shares and all the 25,00,000 10% Non-Cumulative Redeemable Preference Shares are held by holding company, Tata Engineering & Locomotive Co. Ltd.

10% Non-Cumulative Redeemable Preference Shares were allotted on June 26,1998. These Shares may be redeemed by the Board of Directors at any time Board decide to do so by repayment of the amounts paid up thereon. However, these shall be compulsarily redeemable on the expiry of ten years from the date of their issue.

"2" [Item 1(b)]

	As at March 31, 2001 Rupees	Additions Rupees	Deductions Rupees	As at March 31, 2002 Rupees
RESERVES AND SURPLUS				
(a) Capital Redemption Reserve	**1,800**	—	—	**1,800**
	1,800	—	—	1,800
(b) Special Reserve	**2,29,00,000**	—	—	**2,29,00,000**
	2,29,00,000	—	—	2,29,00,000
(c) General Reserve	**21,00,000**	—	**21,00,000***	—
	21,00,000	—	—	21,00,000
TOTAL	**2,50,01,800**	—	**21,00,000**	**2,29,01,800**
	2,50,01,800	—	—	2,50,01,800
(d) Profit and Loss Account				**3,30,08,366**
				1,27,92,854
				5,59,10,166
				3,77,94,654

*Represents deferred tax liability accumulated prior to adoption of Accounting Standard 22 issued by the Institute of Chartered Accountants of India (Note (a) (8) in Schedule 5)

"3" [Item 4]

FIXED ASSETS

Particulars	GROSS BLOCK			DEPRECIATION			Net Block
	Cost as at March 31, 2001 Rupees	Additions during the year Rupees	Cost as at March 31, 2002 Rupees	Depreciation upto March 31, 2001 Rupees	Depreciation for the year Rupees	Total Depreciation upto March 31, 2002 Rupees	**As at March 31, 2002 Rupees**
(a) Computer	2,14,577	—	2,14,577	1,87,806	21,889	2,09,695	**4,882**
(b) Leased Assets	3,15,06,100	—	3,15,06,100	2,15,98,167	92,16,783	3,08,14,950	**6,91,150**
Total	3,17,20,677	—	3,17,20,677	2,17,85,973	92,38,672	3,10,24,645	**6,96,032**
Previous Year	3,17,20,677	—	3,17,20,677	1,35,85,399	82,00,574	2,17,85,973	**99,34,704**

Note : Depreciation for the year is after adjusting therefrom lease terminal adjustment of Rs.40,95,485/- (Previous Year: Rs. 27,10,347/-).

"4" [Item 5]

Investments (at Cost)

Number	Face Value per Unit Rupees	Description	Market Value March 31, 2002 Rupees	Market Value March 31, 2001 Rupees	Cost as at March 31, 2002 Rupees	Cost as at March 31, 2001 Rupees
		(a) Fully Paid Ordinary/Equity Shares (Quoted)				
		LONG TERM				
47,628	10	The Tata Iron & Steel Co. Ltd.	**46,10,390**	58,27,286	**76,74,555**	76,74,555
8,880	10	Tata Chemicals Ltd.	**3,85,836**	3,37,884	**23,37,700**	23,37,700
13,70,877	10	Shriram Investments Ltd.	**1,31,60,419**	85,67,981	**2,04,47,640**	2,04,47,640
3,01,534	10	Jayabharat Credit Ltd.	**18,99,664**	23,82,119	**45,23,010**	45,23,010
16,97,546	100	Tata Finance Ltd.	**3,98,07,454**	6,79,86,717	**17,41,41,268**	17,41,41,268
		(b) Fully Paid Ordinary/Equity Shares (Unquoted)				
		LONG TERM				
15,675	1000	Tata International Ltd.	—	—	**7,38,10,000**	7,38,10,000
50,905	100	Telco Dadajee Dhackjee Ltd.	—	—	**35,09,89,975**	35,09,89,975
6,29,577	100	Tata Industries Ltd.	—	—	**12,59,15,400**	12,59,15,400
42,00,000	10	Megapode Airlines Ltd.	—	—	**4,20,00,000**	4,20,00,000
1,11,580	10	Orchid Print India Limited	—	—	**17,29,490**	17,29,490
2,50,000	10	Telco Construction Equipments Company Ltd. (acquired during the year, refer Note (f) in Schedule 5)	—	—	**70,00,000**	—
		(c) Other Investments LONG TERM (Unquoted)				
100	5000	Information Technology Fund	—	—	**5,00,000**	5,00,000
4	1000	National Saving Certificate	—	—	**4,000**	4,000
3	100000	15.25% HSEB 2004 Bonds	—	—	**3,21,600**	3,21,600
					81,13,94,638	80,43,94,638

Schedules forming part of the Balance Sheet

"S" [Item 12 & 9]

NOTES

(a) Significant Accounting Policies

1) Fixed Assets

Fixed Assets are valued at cost less depreciation.

2) Leased Assets

Finance lease entered into after April 1, 2001 shall be treated as loans in accordance with Accounting Standard 19.

3) Depreciation

Depreciation on Fixed Assets other than assets given on lease is provided on the basis of Straight Line Method at the rates prescribed in Schedule XIV to the Companies Act, 1956. Depreciation on leased assets prior to April 1, 2001 is provided over the primary lease period of the asset on straight line basis.

4) Investments

Investments are classified between long term and current categories. Investments are capitalized at actual cost including Brokerage but excluding stamp charges. Current Investments are valued at lower of cost or market value.

5) Income from Investments

Income from Investments comprise of dividends and interest. Dividend income is recognized once the right to receive the dividend is established.

6) Lease Income

Lease income in respect of assets capitalized up to March 31, 2001 is accounted in accordance with the Guidance note on Lease Accounting issued by the Institute of Chartered Accountants of India.

7) Miscellaneous Expenditure

Till previous year, expenditure incurred on increase of share capital was being written off over a period of 10 years. However during the year the balance of miscellaneous expenditure as on April 1, 2001 has been fully written off. Consequent to the change, the charge in the current year is higher by Rs. 19,00,100/-.

8) Accounting for taxes on Income

In compliance of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, the amount of deferred tax liability as of April 1, 2001 has been adjusted against revenue reserves of the Company as of April 1, 2001. The net effect of timing difference during the year has been credited to Profit & Loss Account.

(b) (1) Unsecured Loans include Rs. 13,27,93,614/- (Previous year Rs. 14,72,83,614/-), payable to Telco Dadajee Dhackjee Ltd., a subsidiary company and Rs. 4,03,96,396/- (Previous year Rs. Nil), payable to Tata Engineering and Locomotive Company Limited, the holding company.

(2) Advances (Unsecured) — grouped under Current Assets, Loans and Advances considered good includes Rs. Nil (Previous Year: Rs. 73,55,000/-) being intercorporate deposit given to Tata Engineering and Locomotive Company Limited, the holding Company and Rs. Nil (Previous Year: Rs. 2,75,516/-) towards interest receivable on the same.

(c) Provision not made for taxes in dispute in respect of matters pending before Appellate Authorities in respect of which the Company is in appeal and expects to succeed based on judicial decisions is Rs. 2,11,87,405/-.

(d) Sundry Creditors include dues to Small Scale Industrial Undertakings Rs. Nil (Previous Year: Rs. Nil). The Small Scale Undertakings to whom amount outstanding for more than 30 days, where such dues exceed Rs. 1 lakh — NONE (Previous Year: NONE).

(e) Other income represents net profit arising out of assignment of flying hours to other companies.

(f) Shares of Telco Construction Equipments Ltd., acquired during the year, are in the process of transfer in the name of the Company.

(g) Deferred tax liability Rs. 2,40,572/- represents tax effect due to differences in depreciation claimed under Income Tax Act and depreciation as per books of accounts.

(h) Pervious year's figures have been regrouped and reclassified wherever necessary.

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies :

1.	Name of the subsidiary	Telco Dadajee Dhackjee Ltd.
2.	Financial year of the subsidiary ended on	March 31, 2002.
3.	Shares of the subsidiary held by the Company on the above date :	
	(a) Number and face value	50,905 Ordinary Shares of Rs.100/- each, fully paid.
	(b) Extent of holding	69.54%
4.	Net aggregate amount of profits / (losses) of the subsidiary for the above financial year of the subsidiary so far as they concern members of the Company	
	(a) dealt with in the accounts of the Company for the year ended March 31, 2002.	Nil
	(b) not dealt with in the accounts of the Company for the year ended March 31, 2002.	Rs. 69,82,664
5.	Net aggregate amount of profits/(losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company :	
	(a) dealt with in the accounts of the Company for the year ended March 31, 2002.	Nil
	(b) not dealt with in the accounts of the Company for the year ended March 31, 2002.	Rs. 1,72,75,538

For and on behalf of the Board

P C BANDIVADEKAR, Manager

R GOPALAKRISHNAN, P P KADLE, P D KARKARIA } Directors

Mumbai, May 28, 2002

Additional information as required under Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company's General Business Profile.

I.	**Registration Details :**	
	Registration No.	50444
	State Code	11
	Balance Sheet Date	31.03.2002
II.	**Capital Raised during the Year :**	(Amount in Rs. Thousands)
	Public Issue	Nil
	Rights Issue	Nil
	Bonus Issue	Nil
	Private Placements	Nil
III.	**Position of Mobilisation and Deployment of Funds :**	(Amount in Rs. Thousands)
	Total Liabilities	1386356
	Total Assets	1386356
	Sources of Funds :	
	Paid-up Capital	750000
	Reserves and Surplus	55910
	Secured Loans	Nil
	Unsecured Loans	493228
	Application of Funds :	
	Net Fixed Assets	696
	Investments	811395
	Net Current Assets	487288
	Miscellaneous Expenditure	Nil
	Accumulated Losses	Nil
IV.	**Performance of Company :**	(Amount in Rs. Thousands)
	Turnover	98219
	Total Expenditure	68743
	Profit/(Loss) Before Tax	29476
	Profit/(Loss) After Tax	20880
	Earning Per Share (Rs.)	4.18
	Dividend Rate %	—
V.	**Generic Names of Three Principal Products/Services of Company :** (as per monetary terms)	
	Item Code No. (ITC Code)	Not applicable
	Product Description	Not applicable

DIRECTORS' REPORT

TO THE MEMBERS OF

MINICAR (INDIA) LIMITED

The Directors hereby present their Thirty First Annual Report on the Business and Operations of the Company and the Audited Statement of Accounts for the year ended March 31, 2002.

Financial Results

		2001-2002 Rupees	2000-2001 Rupees
(i)	Income from sale of goods, rental income, etc.	**4,80,316**	8,89,518
(ii)	Profit/(Loss) for the period after providing Rs. NIL for Taxes (2000-2001: Rs. NIL); Deferred Tax Rs.3,11,800/- (2000-2001: Rs. NIL)	**1,19,771**	(18,721)
(iii)	Balance brought forward from previous year	**(2,10,43,816)**	2,10,25,095)
(iv)	Balance carried to Balance Sheet	**(2,09,24,045)**	(2,10,43,816)

Dividend

In view of accumulated losses no dividend is recommended equity shares (2000-2001: NIL).

Operations

The premises of the Company were to be utilised for undertaking the business of servicing/maintenance of vehicles. However, pending finalisation of terms and feasibility study, it was proposed to let out the premises to Tata Engineering and Locomotive Company Limited for the purpose of maintenance and servicing of it's vehicles.

Directors

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association, Mr P P Kadle is liable to retire by rotation and is eligible for re-appointment.

Auditors

The members are requested to appoint Auditors for the current year and to fix their remuneration. M/s. Patel & Deodhar, the present Auditors of the Company, have under Section 224(1) of the Companies Act, 1956, furnished a certificate of eligibility for re-appointment.

Other Information

The Company has not accepted any Fixed Deposits from the public during the year under review. The Company had no employees of the category mentioned in Section 217(2A) of the Companies Act, 1956. Provisions of the Companies Amendment Act, 1988 regarding reporting on conservation of energy and technology absorption are not applicable to the Company. There are no foreign exchange earnings or outgo during the year under review.

Directors' Responsibility Statement

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000, the Directors, based on the representations received from the Operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities have been taken;

(iv) they have prepared the annual accounts on a "going concern basis".

On behalf of the Board of Directors

P P KADLE — Director

H K SETHNA — Director

Mumbai, May 20, 2002

AUDITORS' REPORT

TO THE MEMBERS OF

MINICAR (INDIA) LIMITED

We have audited the attached Balance Sheet of MINICAR (INDIA) LIMITED as at 31st March, 2002 and also the Profit and Loss Account of the Company for the year ended on 31st March, 2002, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above.
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;
   c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.
   d) In our opinion, Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
   e) On the basis of written representations received from the directors, as on 31st March 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the accounts, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:-
      (i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and
      (ii) In the case of Profit and Loss Account, of the Loss for the year ended on that date.

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 1 of our Report of even date on the accounts for the year ended 31st March, 2002, of MINICAR (INDIA) LIMITED

1. The Company has maintained records showing full particulars including quantitative details and situation of fixed assets. The fixed assets have been physically verified by the management at reasonable intervals and no material discrepancies have been noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The Company has granted loans secured or unsecured to the Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and to the Companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956 where the rate of interest and other terms and condition are not prima facie prejudicial to the interest of the Company.
4. The Company has not taken loans secured or unsecured from the Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and from the Companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956 where the rate of interest and other terms and condition are not prima facie prejudicial to the interest of the Company.
5. In our opinion and according to the information and explanations given to us, no goods and materials aggregating during the year to Rs. 50,000 or more in respect of each party were purchased and no goods, materials and services aggregating during the year to Rs, 50,000 or more in respect of each party were in pursuance of contracts or arrangement entered in the Register maintained under section 301 of the Companies Act, 1956.
6. The Company has not accepted any deposits from public.
7. The Company has an adequate internal audit system commensurate with the size and nature of its business.
8. According to the information and explanations given to us, there were no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Custom Duty and Excise Duty which have remained outstanding as at 31st March, 2002 for a period of more than six months from the date they become payable.
9. According to the information and explanations given to us, no personal expenses have been charged to the revenue account.
10. The Company is not a sick industrial Company within the meaning of clause (0) of sub-section (1) of Section 3 of Sick industrial Companies (Special provisions) Act, 1985.

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

Balance Sheet as at March 31, 2002

	Schedule		As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS :				
1 SHAREHOLDERS' FUNDS				
(a) Capital	1		**5,32,200**	5,32,200
(b) Reserves and Surplus	2		**1,41,35,351**	54,85,197
2 TOTAL FUND EMPLOYED			**1,46,67,551**	60,17,397
APPLICATION OF FUNDS :				
3 FIXED ASSETS	3			
(a) Gross Block			**71,30,790**	71,30,790
(b) Less : Depreciation			**22,67,625**	20,11,669
(c) Net Block			**48,63,165**	51,19,121
4 CURRENT ASSETS, LOANS AND ADVANCES	4			
(a) Sundry Debtors		—		54,180
(b) Cash and Bank Balances		**7,35,419**		1,60,993
(c) Loans and Advances (Unsecured - considered good)		**3,44,979**		11,49,020
		10,80,398		13,64,193
5 CURRENT LIABILITIES AND PROVISIONS	5			
Current Liabilities		**1,18,195**		4,65,917
6 NET CURRENT ASSETS			**9,62,203**	8,98,276
7 DEFERRED TAX ASSET			**88,42,183**	—
8 TOTAL ASSETS (NET)			**1,46,67,551**	60,17,397
9 MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNTS	7			

As per our report attached

For PATEL & DEODHAR
Chartered Accountants

A V DEODHAR
Partner

Mumbai, May 20, 2002

For and on behalf of the Board

P P KADLE
H K SETHNA } Directors
R DUBE

Profit and Loss Account for the year ended March 31, 2002

	Schedule	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
1 **INCOME :**			
a) Rental Income		**4,20,000**	4,20,000
b) Other Income		**60,316**	4,69,518
		4,80,316	8,89,518
2 **EXPENDITURE :**			
a) Operating Expenses	6	**4,16,389**	6,38,812
b) Depreciation		**2,55,956**	2,69,427
		6,72,345	9,08,239
3 Profit/ (Loss) Before Tax		**(1,92,029)**	(18,721)
4 Current Tax		—	—
5 Deferred Tax Tax effect of timing differences reversing during the year		**3,11,800**	—
6 Profit / (Loss) After Tax Adjustment		**1,19,771**	(18,721)
7 Balance Brought Forward From Previous Year		**(2,10,43,816)**	(2,10,25,095)
		(2,09,24,045)	(2,10,43,816)
8 MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNTS	7		

As per our report attached

For PATEL & DEODHAR
Chartered Accountants

A V DEODHAR
Partner

Mumbai, May 20, 2002

For and on behalf of the Board

P P KADLE
H K SETHNA } Directors
R DUBE

Minicar (India) Limited

Schedules forming part of the Balance Sheet as at March 31, 2002

"1" [Item 1(a)]	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SHARE CAPITAL		
Authorised		
1,00,000 Equity Shares of Rs. 10/- each (Previous year: 10,000 Shares of Rs 100/- each)	10,00,000	10,00,000
10,000 preference shares of Rs 100/- each (Previous year : 10,000 Shares of Rs 100/- each)	10,00,000	10,00,000
	20,00,000	20,00,000
Issued, Subscribed and Paid Up		
53,220 Equity Shares of Rs. 10/- each fully paid up (Previous year: 5,322 Shares of Rs. 100/- each) (of the above 12,000 shares are allotted as fully paid pursuant to a contract without payment being received in cash and 36,120 shares are allotted as fully paid up Bonus Shares by Captalisation of Reserves)	5,32,200	5,32,200
	5,32,200	5,32,200

Note :

All the 53,220 Equity Shares of Rs 10/- each are held by holding Company, Tata Engineering and Locomotive Company Limited.

During the year, equity shares of the company having face value of Rs. 100/- each were subdivided into proportionate number of equity shares with face value of Rs. 10/- each.

"2" [Item 1(b)]	As at March 31, 2001 Rupees	Additions Rupees	Deductions Rupees	As at March 31, 2002 Rupees
RESERVES AND SURPLUS				
(a) Share Premium	2,61,62,640	—	—	2,61,62,640
	2,61,62,640	—	—	2,61,62,640
(b) General Reserve	3,66,373	85,30,383*	—	88,96,756
	3,66,373	—	—	3,66,373
	2,65,29,013	85,30,383	—	3,50,59,396
	2,65,29,013	—	—	2,65,29,013
(c) Profit and Loss Account				(2,09,24,045)
				(2,10,43,816)
				1,41,35,351

* Represents deferred tax liability accumulated prior to adoption of Accounting Standard 22 issued by the Institute of Chartered Accounts of India.

"3" [Item 3]

FIXED ASSETS

	Gross Block				Depreciation				Net Block
	Cost as at March 31, 2001 Rupees	Additions during the year Rupees	Deductions during the year Rupees	Cost as at March 31, 2002 Rupees	Depreciation upto March 31, 2001 Rupees	Depreciation for the year Rupees	Deletions during the year Rupees	Depreciation upto March 31, 2002 Rupees	As at March 31, 2002 Rupees
Land and Building	71,30,790	—	—	**71,30,790**	20,11,669	2,55,956	—	**22,67,625**	48,63,165
Total	71,30,790	—	—	**71,30,790**	20,11,669	2,55,956	—	**22,67,625**	48,63,165
Previous year	71,30,190	—	—	71,30,190	17,42,242	2,69,427	—	20,11,669	51,19,121

CURRENT ASSETS, LOANS AND ADVANCES

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
"4" [Item 4(a)]		
SUNDRY DEBTORS		
(Unsecured considered good)		
Exceeding six months	—	—
Others	—	54,180
	—	54,180
"4" [Item 4 (b)]		
CASH AND BANK BALANCES		
Balances with Schedule Banks in Current Accounts	7,35,419	1,60,993
	7,35,419	1,60,993
"4" [Item 4(c)]		
LOANS AND ADVANCES		
(Unsecured and considered good)		
Advances recoverable in cash or in kind or for value to be received		
Intercorporate Deposits	38,081	9,48,017
Advance Payment of Income Tax	3,06,898	2,01,003
	3,44,979	11,49,020
"5" [Item 5]		
CURRENT LIABILITIES AND PROVISIONS		
CURRENT LIABILITIES		
Creditors for Expenses	87,658	4,62,710
Advances Received	27,826	—
TDS Payable	2,771	3,207
	1,18,195	4,65,917

Schedule forming part of the Profit & Loss Account

EXPENDITURE	2001-2002 Rupees	2000-2001 Rupees
Operating Expenses		
"6" [Item 2 (a)]		
Power, Water and Fuel	75,681	1,49,153
Property Tax	59,567	59,805
Sales Tax	48,876	500
General Office Expenses	52,946	39,842
Auditors Remuneration		
Audit Fees	35,000	25,000
Other Services	1,000	16,838
Service Tax	1,800	1,250
Repairs		
Building	—	—
Plant & machinery	—	—
Others	—	7,899
Legal & Professional Fees	30,000	1,43,150
Security Charges	1,08,878	1,85,205
Financial charges		
Bank Charges	230	170
Interest Expenses on ICD	2,411	—
Carriage	—	10,000
	4,16,389	6,38,812

Schedules forming part of the Balance Sheet

"7" [Item 9 & 8]

NOTES

1. **Significant Accounting Policies**

   (a) **Basis of Accounting**

   The Accounts have been prepared on historical cost basis and income and expenditure are recognised on accrual basis.

   (b) **Fixed Assets & Depreciation**

   Fixed assets are valued at costs less accumulated depreciation. Depreciation on fixed assets have been provided on written down value method at the rates specified in Schedule XIV to the Companies Act, 1956.

   (c) **Accounting for taxes on income**

   In compliance of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, the amount of deferred tax asset as of 1st April 2001 has been added to revenue reserves of the company as of 1st April 2001. The net effect of timing difference during the year has been credited to Profit & Loss account.

2. Claims against the Company not acknowledged as debts in respect of :

   Excise Duty Matters — Rs.76,14,255/-

   Other Matters — Rs.2,40,00,000/-

3. Advances (Unsecured) — grouped under Current Assets, Loans and Advances considered good includes Rs. Nil (Previous Year Rs. 9,44,692/-) being inter corporate deposit given to Tata Engineering and Locomotive Company Ltd, the holding company and Rs. Nil (Previous Year Rs. 3,325/-) towards interest receivable on the same.

4. Advances (unsecured)- grouped under Current Assets, Loans and Advances considered good include Rs. 38,081 (previous year Rs. NIL) being inter corporate deposit given to Sheba Properties Ltd, the subsidiary of the holding Company.

5. Advances received from Tata Engineering and Locomotive Company Ltd, the holding company, are net of Rs. 7,174 recoverable.

6. Sundry Creditors include due to Small Scale Industrial Undertakings Rs. Nil (Previous Year Rs. Nil). The Small Scale Industrial Undertakings to whom amount outstanding for more than 30 days, where such dues exceed Rs. 1 lakh - NONE (Previous Year NONE).

7. The company has accumulated losses under Income Tax Act to the extent of Rs.2,50,90,513/- against which a deferred tax asset of Rs.88,42,183/- has been created in the books, in terms of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, by adjusting the same against revenue reserves. The Management is confident that the company will have sufficient taxable income against which the deferred tax asset can be realised.

Deferred tax asset on account of accumulated losses under the Income Tax Act.	Rs. 91,96,870/-
Deferred tax liability due to depreciation differences	Rs. 3,54,687/-
Net Deferred Tax Asset	Rs. 88,42,183/-

8. Previous year's figures have been regrouped and reclassified wherever necessary.

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No	15561
State Code	11
Balance Sheet Date	March 31, 2002

II. Capital Raised during the Year:

(Amount in Rs.Thousands)

Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds:

(Amount in Rs.Thousands)

Total Liabilities	14786
Total Assets	14786

Sources of Funds:

Paid-up Capital	532
Advance towards share subscription	Nil
Reserves & Surplus	14135
Secured Loans	Nil
Unsecured Loans	Nil

Application of Funds:

Net Fixed Assets	4863
Investments	Nil
Net Current Assets	962
Miscellaneous Expenditure	Nil
Accumulated Losses	20924

IV. Performance of Company:

(Amount in Rs.Thousands)

Turnover	480
Total Expenditure	672
Profit/(Loss) Before Tax	(192)
Profit/(Loss) after Tax	120
Earning Per Share (Rs.)	Nil
Dividend Rate %	Nil

V. Generic Names of Three Principal Products/ Services of Company (as per monetary terms):

Item Code No. (ITC Code)	—
Product Description	—

DIRECTORS' REPORT

TO THE MEMBERS OF
HV AXLES LIMITED

The Directors have pleasure in presenting the Second Annual Report on the operations of your Company with the audited Profit and Loss Account for the year ended March 31, 2002 and the Balance Sheet as of that date.

2. FINANCIAL RESULTS

	2001-02 (in Rs.)	2000-01 (in Rs.)
(i) Turnover	1,59,00,86,075	3,67,86,90,720
(ii) Loss for the year before providing for the extra-ordinary item	(8,74,34,155)	(14,14,13,942)
(iii) Extra-ordinary item	(1,52,69,120)	(1,07,09,492)
(iv) Loss for the year after providing for the extra-ordinary item	(10,27,03,275)	(15,21,23,434)
(v) Balance carried to Balance Sheet	(25,48,26,709)	(15,21,23,434)

3. DIVIDEND

In view of losses incurred during the current financial year no dividend is recommended on equity shares (previous year – Nil).

4. YEAR UNDER REVIEW

During the year under review the Company started job working operations from June 2001 on behalf of Tata Engineering, and produced 71,024 axles under the above arrangement. The Company also produced and sold 12,266 axles prior to commencement of job-working operations as against 80,233 axles in the previous year. Due to continuance of recession in the commercial vehicle market and with Tata Engineering being its only customer the Company suffered a loss of Rs.10.27 crores as against Rs 15.21 crores for the previous period. The reduction in loss is mainly due to the cost reduction measures and better product mix initiated by the Company.

During the year under review the Company aided by Tata Engineering administered an early separation scheme for its employees. The scheme enabled the Company to reduce its workforce by 100 numbers, which would go a long way in improving the Company's productivity levels to competitive standards. The Company is also consolidating its efforts to tap external markets in order to improve its capacity utilisation and profitability of its operations.

5. DIRECTORS

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association, Mr A P Arya is liable to retire by rotation and is eligible for re-appointment.

6. AUDIT

The Members are requested to appoint Auditors for the current year and to fix their remuneration. Messrs S B Billimoria & Company, the present Auditors, have, under Section 224(1) of the Companies Act, 1956, furnished Certificate of their eligibility for re-appointment.

7. AUDIT COMMITTEE

The Audit Committee comprising Mr A P Arya, Mr P P Kadle and Mr H Rohinesh, Directors, duly constituted on February 27, 2001, held two meetings during the period under review. The Audit Committee meetings are usually attended by the Finance head, the Internal Auditor, the Statutory Auditor and the Asst. Company Secretary. The Chairman of the Audit Committee was also present at the last Annual General Meeting of the Company.

8. CORPORATE GOVERNANCE

The Members of the Company had, at the Annual General Meeting held on July 9, 2001 approved of the appointment of Mr A S Gogna as the Manager of the Company under the Companies Act, 1956, upon the following terms and conditions:-

(i) Elements of Remuneration Package: The Company pays remuneration by way of salary, perquisites and allowances and performance bonus/pay to the Manager. The Annual increment is effective 1st July each year, to be decided by the Board and is merit-based and takes into account the Company's performance.

(ii) Details of Fixed Component and performance linked incentive along with performance criteria:

Fixed Component: In addition to salary, the Manager is entitled to perquisites and allowances as per the rules applicable to the employees of the Company, but not exceeding 125% of his annual salary. For the purpose of calculating this ceiling limit, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such rules, perquisites and allowances shall be evaluated at actual cost.

Company's contribution to Provident Fund, Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites.

Variable Component: Annual performance linked pay or bonus is payable to the Manager, as may be decided by the Board or Committee thereof from to time, as per the rules applicable to the employees of the Company. However, no commission is payable to the Manager.

In case of absence or inadequacy of profits in any financial year, the Company will pay the remuneration as specified above.

The Manger is also entitled to Privilege Leave in accordance with the rules of the Company. Leave accumulated and not availed of during his tenure as Manager is encashable at the time of his retirement in accordance with the rules of the Company.

(iii) The appointment is for the period from June 12, 2001 to October 14, 2003. Notice period for termination from either side is three months.

(iv) Stock option details: Not Applicable.

9. OTHER INFORMATION

Details of energy conservation undertaken by the Company along with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as Annexure 'A' to this Report. Information required under Section 217(2A) of the Companies Act, 1956 is given in Annexure 'B' to this Report.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000 the Directors, based on the representations received from the operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departurers;

(ii) in the selection of the accounting policies, consulted the Statutory Auditors and have applied then consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities have been taken;

(iv) they have prepared the annual accounts on a "going concern basis".

11. ACKNOWLEDGEMENTS

The Company wishes to place on record its appreciation to all the Company's employees for their personal efforts and contribution. The Directors are also thankful to Tata Engineering and the Company's bankers, lenders and all other business associates for the continuous support given by them to the Company and the confidence reposed in the Management.

On behalf of the Board of Directors

A P Arya
Chairman

Mumbai, May 23, 2002

Annexure 'A' to Directors' Report

(Additional information given in terms of notification 1029 of 31-12-1998 issued by the Department of Company Affairs)

Energy Conservation: The energy conservation measures have resulted in cost savings for the Company during the year.

	2001-02	2000-01
Electrical Energy (KWH in lakhs)	71.66	75.29
Foreign Exchange Earnings & Outgo	(Rs.)	(Rs.)
Earnings in Foreign Currency	NIL	NIL
Expenditure in Foreign Currency	81,94,719	1,13,30,434

Annexure 'B' to Directors' Report

Information as per Section 217 (2A) of the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended 31/03/2002

Name	Age (Years)	Designation/ Nature of Duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualification	Total Experience (Years)	Date of Commencement of employment	Last Employment held and Designation
A S Gogna	58	Chief Operating Officer	12,68,050	8,37,051	B.E. (Mech.)	34	01/04/00	Telco - DGM Axle Division

Notes:
(1) The Gross remuneration shown above is subject to tax and comprises of salary, allowances, monetary value of perquisites as per income-tax rules, and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, the employee is entitled to gratuity, medical benefits, etc., in accordance with the company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, company's contribution to provident fund, superannuation fund, and the monetary value of non-cash perquisites, wherever applicable.
(4) The employee has adequate experience to discharge the responsibilities assigned to him.
(5) The nature of employment is contractual.
(6) The employee is not a relative of any director of the Company.

On behalf of the Board of Directors

A P Arya
Chairman

Mumbai, May 23, 2002

AUDITORS' REPORT

TO THE MEMBERS OF
HV AXLES LIMITED

1. We have audited the attached Balance Sheet of **HV Axles Limited**, as at March 31, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we give in the annexure, a statement on the matters specified on paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.
4. Further to our comments in the Annexure referred to in paragraph 3 above:
   a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) in our opinion, proper books of accounts as required by law have been kept by the Company so far as it appears from our examination of those books;
   c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   d) in our opinion, the Profit and Loss Account and the Balance Sheet dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.
   e) in our opinion and to the best of our information and according to the explanations give to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.
      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002.
      (ii) in the case of the Profit and Loss Account, of the loss of the Company for the year ended on that date.
5. On the basis of the written representations received from the Directors, taken on record by the Board of Directors, and according to the information and explanations given to us, none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.

For S B BILLIMORIA & CO.
Chartered Accountants

K RAJASEKHAR
Partner

Mumbai, May 23, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 3 of our report of even date attached)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. As explained to us, a major portion of the fixed assets has been verified by the Management in accordance with a phased programme of verification adopted by the Company and to the best of our knowledge, no material discrepancies were noticed on such verification. In our opinion, the frequency of verification is reasonable having regard to the size of the Company and the nature of its assets.
2. None of the fixed assets have been revalued during the year.
3. As explained to us, the stocks of finished goods, stores, spare parts and raw materials have been physically verified by the Management. In our opinion, the frequency of verification is reasonable. In the case of materials lying with third parties, certificates confirming stocks have been received in respect of a substantial portion of the stocks held during the year.
4. In our opinion and according to the information and explanations given to us, the procedures of verification followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material and have been properly dealt with in the books.
6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has neither taken nor granted secured or unsecured loans from/to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956 or companies under the same management within the meaning of the erstwhile Section 370(1B) of the Companies Act, 1956.
8. In respect of loans and advances in the nature of loans given by the Company, repayments of principal amounts are as stipulated and the payment of interest where applicable, is regular.
9. In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and comparable alternate quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials, including components, plant and machinery, equipment and other assets and with regard to sale of goods.
10. In our opinion and having regard to our comments in paragraph 9 above and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party have been made at prices which are reasonable having regard to the prevailing market prices for such goods, materials or services or the prices at which transactions for similar goods or services have been made with other parties.
11. As explained to us, the Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods and adequate provision has been made in the accounts for the loss so determined.
12. The Company has not accepted deposits from the public.
13. As explained to us, the Company has no by-products. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of scrap.
14. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
15. The Company is in the process of compiling the cost records required to be maintained pursuant to the order made by the Central Government under Section 209 (1)(d) of the Companies Act, 1956 for the maintenance of cost records relating to the manufacture of Automotive parts and accessories.
16. According to the records of the Company examined by us, provident fund dues have been regularly deposited during the year with the recognised fund of Tata Engineering and Locomotive Company Limited in accordance with the procedure agreed with them. We are informed that the provisions of the Employees' State Insurance Act, 1948 are not applicable to the Company.
17. According to the information and explanations given to us and the records of the Company examined by us, there were no undisputed amounts payable in respect of income-tax, wealth tax and sales tax which were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
18. According to the information and explanations furnished to us and the records of the Company examined by us, no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
19. The Company is not a sick industrial company within the meaning of Clause (o) of Subsection (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
20. In respect of the Company's service activity:
    a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials to the relative jobs;
    b) the Company has a reasonable system of authorization at proper levels and an adequate system of internal control on issue of stores and labour to jobs, commensurate with the size of the Company and the nature of its business.

For S B BILLIMORIA & CO.
Chartered Accountants

K RAJASEKHAR
Partner

Mumbai, May 23, 2002

HV Axles Limited

Balance Sheet as at March 31, 2002

	Schedule	Rupees	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1 SHAREHOLDERS' FUNDS				
(a) Capital	1	45,00,00,000		45,00,00,000
(b) Reserves and Surplus	2	44,99,99,000		44,99,99,000
			89,99,99,000	89,99,99,000
2 LOAN FUNDS				
Secured	3		1,02,91,78,510	93,83,06,177
3 TOTAL FUNDS EMPLOYED			1,92,91,77,510	1,83,83,05,177
APPLICATION OF FUNDS				
4 FIXED ASSETS				
(a) Gross Block	4	1,61,96,78,627		1,64,68,33,739
(b) Less -Depreciation		20,77,08,827		10,37,66,449
(c) Net Block		1,41,19,69,800		1,54,30,67,290
(d) Capital Work in Progress		41,84,377		52,34,629
			1,41,61,54,177	1,54,83,01,919
5 CURRENT ASSETS, LOANS AND ADVANCES				
(a) Inventories	5	11,29,63,776		42,84,78,688
(b) Sundry Debtors	6	28,04,60,802		59,66,68,339
(c) Cash and Bank Balances	7	4,71,263		4,72,723
(d) Loans and Advances	8	13,30,78,211		24,40,57,730
		52,69,74,052		1,26,96,77,480
6 CURRENT LIABILITIES AND PROVISIONS				
(a) Current Liabilities	9	30,54,61,503		1,16,12,33,469
(b) Provisions	10	5,48,49,428		4,79,14,458
		36,03,10,931		1,20,91,47,927
7 NET CURRENT ASSETS [(5) less (6)]			16,66,63,121	6,05,29,553
8 (a) MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	11		9,15,33,503	7,73,50,271
(b) PROFIT & LOSS ACCOUNT			25,48,26,709	15,21,23,434
9 TOTAL ASSETS (NET)			1,92,91,77,510	1,83,83,05,177
10 MAJOR ACCOUNTING POLICIES	12			
11 NOTES TO ACCOUNTS	13			

In terms of our report of even date attached
For S B BILLIMORIA & CO.
Chartered Accountants

K RAJASEKHAR
Partner

Mumbai, May 23, 2002

For and on behalf of the Board
A P ARYA, P P KADLE, R T SINGH — Directors

V S PATEL
Asst Company Secretary

Mumbai, May 23, 2002

Profit and Loss Account for the year ended from March 31, 2002

	Schedule	2001-2002 Rupees	2001-2002 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
1 SALE OF PRODUCTS AND OTHER INCOME	A		1,59,00,86,075	3,67,86,90,720
EXPENDITURE				
2 MANUFACTURING AND OTHER EXPENSES	B	1,45,38,63,640		3,59,19,90,201
3 DEPRECIATION		10,62,29,945		10,38,34,358
			1,56,00,93,585	3,69,58,24,559
PROFIT / (LOSS) BEFORE INTEREST, EXTRA-ORDINARY / EXCEPTIONAL ITEMS AND TAX			2,99,92,490	(1,71,33,839)
4 INTEREST (NET)			11,74,26,645	12,42,80,103
PROFIT/(LOSS) FOR THE YEAR BEFORE EXTRAORDINARY/ EXCEPTIONAL ITEMS & TAX			(8,74,34,155)	(14,14,13,942)
5 EMPLOYEES SEPARATION COMPENSATION			1,52,69,120	1,07,09,492
6 TAX			—	—
PROFIT/(LOSS) FOR THE YEAR AFTER TAX			(10,27,03,275)	(15,21,23,434)
7 BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			(15,21,23,434)	—
BALANCE CARRIED TO BALANCE SHEET			(25,48,26,709)	(15,21,23,434)
8 MAJOR ACCOUNTING POLICIES	12			
9 NOTES TO ACCOUNTS	13			

In terms of our report of even date attached
For S B BILLIMORIA & CO.
Chartered Accountants

K RAJASEKHAR
Partner

Mumbai, May 23, 2002

For and on behalf of the Board
A P ARYA, P P KADLE, R T SINGH — Directors

V S PATEL
Asst Company Secretary

Mumbai, May 23, 2002

Schedules forming part of the Profit and Loss Account

"A" [Item no. 1]

	2001-2002 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
SALE OF PRODUCTS AND OTHER INCOME		
1. SALE OF PRODUCTS		
(a) Sale of Products/Services (Note 13 of schedule 13)	1,58,83,37,984	3,67,80,73,910
2. OTHER INCOME	17,48,091	6,16,810
	1,59,00,86,075	3,67,86,90,720

"B" [Item no.2]

	Rupees	2001-2002 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
MANUFACTURING AND OTHER EXPENSES			
1 **Purchase of Products for Sale etc** [Note 10 of Schedule 13]		8,13,338	9,06,62,516
2 **Consumption of Raw Materials and Components** [Note 16 of Schedule 13]		61,00,07,440	2,45,56,99,167
3 **Payments to and Provisions for Employees :**			
(a) Salaries, Wages and Bonus	17,88,35,644		17,22,34,572
(b) Superannuation, Gratuity, etc. [Note B(i),Page 5]	4,89,11,929		1,81,69,175
(c) Contribution to Provident Fund etc. [Note B(i), Page 5]	95,52,835		91,80,003
(d) Workmen and Staff Welfare Expenses	1,48,07,095		86,58,902
		25,21,07,503	20,82,42,652
4 **Expenses for Manufacture, Administration and Selling :**			
(a) Stores, Spare Parts and Tools Consumed	6,98,82,661		5,62,34,927
(b) Freight, Transportation, Port Charges, etc	40,32,392		33,25,369
(c) Repairs to Buildings	7,08,373		20,45,288
(d) Repairs to Plant, Machinery, etc.	17,84,212		14,38,802
(e) Power and Fuel	3,39,96,856		4,69,00,071
(f) Rent	1,45,00,000		1,45,00,000
(g) Rates and Taxes	41,86,942		1,62,03,435
(h) Product Warranty Expenses	19,99,240		2,51,58,826
(i) Insurance	19,12,290		13,89,000
(j) Works Operation Expenses. [Note B(ii), Page 5]	8,89,61,187		14,28,98,312
(k) Other Expenses [Note B(iii),Page 5]	11,00,23,346		11,39,67,673
		33,19,87,499	42,40,61,703
5 **Excise Duty**		12,31,71,246	56,45,79,804
		1,31,80,87,026	3,74,32,45,842
6 **Change in Stock in Trade and Work In Progress**			
Opening Stock	15,12,55,641		—
Less: Closing Stock	74,04,977		15,12,55,641
		14,38,50,664	(15,12,55,641)
Less: Amounts Transferred to other Account		(80,74,050)	—
		1,45,38,63,640	3,59,19,90,201

NOTES :

		2001-02 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
(i) Item 3 (b) & (c)	Represents contribution to Provident, Superannuation and Gratuity Funds *of Tata Engineering and Locomotive* Company Limited		
(ii) Item 4 (j)	Works Operation Expenses include:		
(1)	Processing Charges	3,41,71,742	10,30,49,151
(2)	Loss on sale / Retirement of Assets	1,74,17,072	9,05,417
(iii) Item 4 (k)	Other Expenses include:		
(1)	Auditors' Remuneration - *		
	Audit Fees	4,72,500	4,72,500
	In other Capacities —		
	a) Tax Audit Fee (including Rs 175,000 relating to 2000-01)	3,50,000	—
	b) Company Law matters	—	42,000
	* (Including service tax, wherever applicable)		
(2)	Preliminary Expenses Amortised	9,34,802	9,34,802
(3)	Amortisation of enterprise resource planning software expenses	54,83,401	22,66,750
(iv) MANAGERIAL REMUNERATION		8,77,132	—
	Managerial Remuneration (excluding provision for encashable leave, superannuation and gratuity fund as separate actuarial valuation for the Manager is not available) The above also includes paymnet of Rs 2,37,210 for services rendered prior to being appointed as Manager. The above is inclusive of estimated expenditure on perquisites	25,575	—
	Contribution to Provident Fund.	45,532	—

Schedules forming part of the Balance Sheet

"1" [Item No. 1a]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SHARE CAPITAL		
Authorised:		
50,000,000 Equity Shares of Rs. 10 each	50,00,00,000	50,00,00,000
Issued:		
45,000,000 Equity Shares of Rs. 10 each	45,00,00,000	45,00,00,000
Subscribed and paid-up:		
45,000,000 Equity Shares of Rs. 10 each	45,00,00,000	45,00,00,000

Note : Of the above 4,46,00,000 (as at 31.03.2001 4,45,99,930) Equity Shares of Rs 10 each held *by Tata Engineering and Locomotive Company* Ltd. the holding company.

"2"[Item no.1b]

RESERVES AND SURPLUS		
(a) Share Premium	44,99,99,000	44,99,99,000
	44,99,99,000	44,99,99,000

"3"[Item no.2]

LOANS - Secured		
From State Bank Of India		
a) On Term Loan	85,00,00,000	85,00,00,000
b) Interest accrued and due on Term Loan	—	2,77,70,547
c) Working Capital Loan	17,91,78,510	6,05,35,630
	1,02,91,78,510	93,83,06,177

Notes :

1. *Term Loan and Working Capital Loan from Bank is secured by way of hypothecation of the company's* movable assets including movable Plant & Machinery, Machinery spares Tools, Accessories, both present and future, Stock of Raw Material, Work in Progress, Semi Finished and Finished goods and Book Debts.
2. The company, together with Tata Engineering & Locomotive Company Limited, the holding company, has given an undertaking to the bank to create a mortgage by deposit of deeds of the leasehold land *as and when the Head Lease is renewed in favour of Tata Iron & Steel Company Limited by the State of* Jharkhand.

Schedules forming part of theBalance Sheet
"4" [Item 4]

FIXED ASSETS	GROSS BLOCK (AT COST)				DEPRECIATION BLOCK				NET BLOCK
	As at April 1, 2001 Rupees	Additions Rupees	Deductions Rupees	**As at March 31, 2002 Rupees**	As at March 31, 2001 Rupees	Deductions Rupees	For the year Rupees	**As at March 31, 2002 Rupees**	**Value as at March 31, 2002 Rupees**
a) Buildings @	—	**15,07,920**	—	**15,07,920**	—	—	**1,50,792**	**1,50,792**	**13,57,128**
	(—)	(—)	(—)	(—)	(—)	(—)	(—)	(—)	(—)
(b) Plant, Machinery, Equipment, etc	1,64,42,57,529	33,92,375	3,55,44,640	**1,61,21,05,264**	10,36,09,744	22,87,567	10,50,92,237	**20,64,14,414**	**1,40,56,90,850**
	(—)	(1,64,52,80,855)	(10,23,326)	(1,64,42,57,529)	(—)	(67,909)	(10,36,77,653)	(10,36,09,744)	(1,54,06,47,785)
(c) Furniture and Fixtures	17,94,207	—	—	**17,94,207**	**1,28,024**	—	**2,01,549**	**3,29,573**	**14,64,634**
	(—)	(17,94,207)	(—)	(17,94,207)	(—)	(—)	(1,28,024)	(1,28,024)	(16,66,183)
(d) Vehicles	7,82,003	34,89,233	—	**42,71,236**	**28,681**	—	**7,85,367**	**8,14,048**	**34,57,188**
	(—)	(7,82,003)	(—)	(7,82,003)	(—)	(—)	(28,681)	(28,681)	(7,53,322)
TOTAL	1,64,68,33,739	83,89,528	3,55,44,640	**1,61,96,78,627**	10,37,66,449	22,87,567	10,62,29,945	**20,77,08,827**	**1,41,19,69,800**
	(—)	(1,64,78,57,065)	(10,23,326)	(1,64,68,33,739)	(—)	(67,909)	(10,38,34,358)	(10,37,66,449)	(1,54,30,67,290)

Note:
1) Figures in brackets relate to previous year
2) @ Represents expenditure on capital assets the ownership of which does not vest with the company

Schedules forming part of the Balance Sheet

"5"[Item no.5(a)]

INVENTORIES

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Stores and Spare Parts @ (at or below cost)	7,63,90,034	5,87,82,954
(b) Consumable Tools (at cost)	1,23,79,931	2,01,93,972
(c) Raw Materials and Components	65,90,703	17,45,37,109
(d) Work in Progress	70,91,275	12,78,64,384
(e) Stock in Trade	3,13,702	2,33,91,257
(f) Goods in Transit (at cost)	21,24,081	2,37,09,012
(g) Unbilled cost	80,74,050	—
	11,29,63,776	42,84,78,688

Note : (i)Items - (c), (d) and (e) above are valued at lower of cost and net realisable value.
(ii) @ Includes estimated realisable value of Fixed assets retired from active use Rs 1,58,40,000/- (as at 31.03.2001 Rs. NIL).

"6"[Item no.5(b)]

SUNDRY DEBTORS,
(Unsecured - Considered Good)

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
Over Six Months	4,24,745	—
Other Debts	28,00,36,057	59,66,68,339
	28,04,60,802	59,66,68,339

"7"[Item no.5(c)]

CASH AND BANK BALANCES

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Cash in hand	1,000	1,000
(b) Current Accounts with Scheduled Banks	4,70,263	4,71,723
	4,71,263	4,72,723

"8"[Item no.5(d)]

LOANS AND ADVANCES
(Unsecured - Considered good)

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Advances to Suppliers, Employees and Others	7,65,56,893	15,54,99,835
(b) Deposits with Government, Public Bodies and Others	4,85,74,594	8,66,28,387
(c) Prepaid Expenses	20,77,042	18,16,542
(d) Advance payment against taxes	58,69,682	1,12,966
	13,30,78,211	24,40,57,730

Notes:

1. Deposits with Government, Public Bodies and Others include balances with Excise.	3,38,33,735	5,77,30,760
2. Advances to Suppliers, Employees and Others include, Loans and Advances due from a Manager (granted prior to appointment as Manager)	3,57,818	—
Maximum Balance during the year.	4,12,712	—

"9" [Item no.6(a)]

CURRENT LIABILITIES

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Acceptances	—	18,98,30,310
(b) Sundry Creditors	29,97,76,041	95,37,94,884
(c) Advances and Progress Payments	5,69,779	8,72,882
(d) Other Liabilities	51,15,683	1,67,35,393
	30,54,61,503	1,16,12,33,469
Note: Sundry Creditors include due to Small Scale Industrial Undertaking	22,99,312	8,77,303

"10" [Item no.6(b)]

PROVISIONS

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
(a) Provision for Staff Welfare Schemes	2,76,91,362	2,27,55,632
(b) Provision for Product Warranty	2,71,58,066	2,51,58,826
	5,48,49,428	4,79,14,458

"11" [Item no.8(a)]

MISCELLANEOUS EXPENDITURE
(to the extent not written off or adjusted)

	Rupees	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
Preliminary Expenses	18,69,605		28,04,407
Less: Amortised during the year	9,34,802		9,34,802
		9,34,803	18,69,605
Front End fees for Term Loans	39,54,862		42,50,000
Less: Amortised during the year	2,95,138		2,95,138
		36,59,724	39,54,862
Enterprise Resource Planning Software	68,00,250		90,67,000
Additions during the year	19,00,000		
	87,00,250		
Less: Amortised during the year	54,83,401		22,66,750
		32,16,849	68,00,250
Employee Separation Compensation	6,47,25,554		7,54,35,046
Additions during the year	3,42,65,693		
	9,89,91,247		
Less: Amortised during the year	1,52,69,120		1,07,09,492
		8,37,22,127	6,47,25,554
		9,15,33,503	7,73,50,271

"12" [Item No. 10]

MAJOR ACCOUNTING POLICIES

(a) Sales

Sale of products is inclusive of Excise Duty but exclude Sales Tax. Processing Fees received are included in sales.

(b) Depreciation

Depreciation is provided on straight line basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act 1956, except for Motor Vehicles which hitherto were depreciated @9.50% are now being depreciated @19% p.a.

Capital Assets, the ownership of which does not vest in the company, other than leased assets, are depreciated over the estimated period of the utility or 5 years whichever is less.

(c) Fixed Assets

Fixed Assets are stated at cost of acquisition or construction less depreciation. All cost relating to the acquisition and installation of Fixed Assets are capitalised and include financing cost relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variation relating to specific borrowing, attributable to those fixed assets.

(d) Transactions in Foreign Currency

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current Assets are Current Liabilities not covered by forward exchange contracts are translated at year end exchange rates and the profit/loss so determined and also the realised exchange gains/losses are recognised in the Profit & Loss Account.

(e) Product Warranty Expenses

Product Warranty Expenses are determined based on estimates made by the Management and provided for in the year of sale.

(f) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average basis. Work in progress and Finished goods are valued on full absorption cost basis.

(g) Retirement Benefits

Retirement benefits are dealt with in the following manner:

(a) Contributions to Provident, Superannuation and Gratuity funds are made to the recognised funds of Tata Engineering & Locomotive Company Limited and charged to the Profit & Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year end.

(b) Provisions for encashable privilege leave on separation and post retirement medical benefits are made as per independent actuarial valuations at the year end.

(h) Borrowing Costs

Interest and other costs (other than Front End Fees and Term Loans) relating to borrowing of funds are recognised as an expense in the period in which they are incurred, unless activities that are necessary to prepare the qualifying assets for its intended use are in progress.

Accounting for costs relating to Front End Fees on Term Loans is stated in (i).

TATA

(l) **Miscellaneous Expenditure**

a) Expenditure on Enterprise Resource Planning Software is amortised over twenty - four months.

b) Compensation to employees who have opted for retirement under the Early Separation Schemes of the Company is amortised over a period of 24 to 84 months.

c) Preliminary expenses in connection with formation of the Company are amortised over a period of 3 years.

d) Front End Fees and Term Loans are written off over the period of the loan.

Schedules forming part of the Balance Sheet and Profit and Loss Account

"13" [Item No. 11]

NOTES TO THE ACCOUNTS

1. Estimated amount of contracts remaining to be executed on capital account and not provided for: Rs. 1,25,000 (As at March 31, 2002: Rs. 6,24,000)

2. Claims against the company not acknowledged as debts:

   – In respect of Excise matters Rs. 1,19,05,180 (As at March 31, 2001 – Nil)

3. The Small Scale Industrial Undertakings to whom amounts outstanding for more than 30 days where such dues exceed Rs. 1 lakh are as follows:

   i) General Metal Industries

   ii) Singhbum Machinometal Pvt. Ltd.

4. a) Provision for employees separation compensation has been made on the basis of the net present value of the future monthly payments of pension ascertained by an independent actuarial valuation.

   b) The amount shown under Miscellaneous Expenditure on this account represents the balance amount to be amortised over future years.

   c) The amount payable within one year aggregates to Rs. 1,95,13,631 (As at March 31, 2001: Rs. 1,18,20,000).

5. The total future liability for retiring gratuity has been actuarially determined as on March 31, 2002 and is funded with the gratuity fund of Tata Engineering and Locomotive Company Limited.

6. The Profit and Loss Account includes net credit of Rs. 90,98,425 (Previous period Rs. NIL) relating to the earlier year, the composition of which is as follows:

Consumption of Raw Material & Components	(1,07,89,057)
Depreciation	17,80,605
	90,98,452

7. **Segment Reporting**

   (a) **Business Segment**

   The Company has considered business segment as the primary segment. The Company is engaged in the manufacture of axles and spare parts thereof, which in the context of Accounting Standard 17 issued by the Institute of Chartered Accountants of India is considered as the only business segment.

   (b) **Geographical Segment**

   The Company sells its products only within India and there are no exports. The conditions prevailing in India being uniform no separate geographical segment disclosure is considered necessary.

8. **Related Party Transactions**

   Information relating to Related Party transactions as per Accounting Standard 18 issued by the Institute of Chartered Accountants of India, is given below:

A)

Name of the Related Party	Relationship
Tata Engineering and Locomotive Ltd.	Holding Company
TAL Manufacturing Solutions Limited	Fellow Subsidiary Company
Tata Technologies Ltd.	Fellow Subsidiary Company
HV Transmissions Limited	Fellow Subsidiary Company
Telco Construction Equipment Company Limited	Fellow Subsidiary Company
Minicar (India) Limited	Fellow Subsidiary Company
Sheba Properties Limited	Fellow Subsidiary Company
Tata Technologies USA	Fellow Subsidiary Company
Telco Dadajee Dhackjee Limited	Fellow Subsidiary Company

B)

Transactions during the year:-	(Rupees)
(i) Sale of finished goods & Components (net of discounts)	
To - Holding Company	63,49,12,712
To - Fellow Subsidiaries	11,121
(ii) Sales of Services	
To - Holding Company*	1,19,04,24,632
(iii) Sale of Raw Materials & WIP	
To - Holding Company	32,65,35,042
(iv) Interest received from Holding Company	1,63,28,000
(v) Interest paid	
To - Fellow Subsidiaries	27,86,476
(vi) Rent paid	
To - Holding Company	4,26,63,252
(vii) Expenses reimbursed	
To - Holding Company	1,61,20,59,258
(viii) Purchase of goods & Raw Materials from	
(a) Holding Company	12,65,85,303
(b) Fellow Subsidiaries	3,96,926
(ix) Purchase of Fixed Assets from Holding Company	20,72,088
(x) Purchase of Services from	
(a) Holding Company	7,68,78,267
(b) Fellow Subsidiaries	44,21,501
(xi) Outstanding balances as at March 31, 2002	
(a) Debtors -	
Holding Company	27,83,08,612
Fellow Subsidiaries	2,68,026
(b) Creditors -	
Holding Company (Gross of TDS)	18,62,28,831
Fellow Subsidiaries	1,87,17,886

* Note: Includes Excise Duty paid on despatches of goods processed on behalf of Holding Company, amounting to Rs. 56,14,52,633.

9. The Company, as on March 31, 2001, has deferred tax assets (primarily representing carry forward of losses and unabsorbed depreciation under tax laws) in excess of the deferred tax liabilities. The Company has also incurred a loss during the year ended March 31, 2002. In the absence of virtual certainty that sufficient future taxable income would be available against which such deferred tax assets can be realised, the Company has not recognised the net deferred tax asset as on March 31, 2001 and the net deferred tax asset as on March 31, 2002.

	2001-2002 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
10. Purchase of Products for Sale etc. include :		
(a) Spare parts and accessories for sale	1,91,180	8,52,90,815
(b) Axles (12 Nos.)	6,22,158	53,71,701
(Previous period 143 Nos.)	8,13,338	9,06,62,516
11. Interest		
(i) On Debentures and Fixed Loans	11,26,35,305	6,95,20,111
(iii) Others	2,24,78,863	5,65,10,287
	13,51,14,168	12,60,30,398
Less: (i) Interest received on bank and other accounts	1,76,87,523	17,50,295
(Tax deducted at source Rs Nil) (Previous period Rs 1,12,966)	11,74,26,645	12,42,80,103

12. Information in regard to Opening Stock and Closing Stock:

	For the year 2001-2002 Quantity Nos.	Value Rupees
Opening Stock-		
Axles	431 (N/A)	2,05,62,238 (N/A)
Scrap		28,29,019 (N/A)
Closing Stock		
Axles	NIL (431)	NIL (2,05,62,238)
Scrap		3,13,702 (28,29,019)

NOTE: Figures in brackets pertain to previous year.

HV Axles Limited

Schedule forming part of the Profit and Loss Account

13. Information in regard to Sales effected by the Company

	2001-2002		For the period March 13, 2000 to March 31, 2001	
	Quantity Nos.	Value Rupees	Quantity Nos.	Value Rupees
1. Axles	12,709	63,06,50,071	80,233	3,55,59,66,211
2. Processing Charges		62,91,75,545		
3. Components		31,39,84,845		
4. Spare Parts		25,54,072		11,21,69,775
5. Scrap		1,19,73,451		99,37,924
		1,58,83,37,984		3,67,80,73,910

Quantitative information in regard to installed capacity and the goods manufactured by the company

	Unit of Measurement	Installed capacity*	Actual Production
Axles	Nos.	1,20,000 (1,20,000)	12,266** (30,521)

* On Double shift basis including capacity for manufacture of replacement parts, as certified by the Management and relied upon by the auditors.

** Excludes 71,024 nos. of Axles processed on behalf of others.

Note: Figures in brackets pertain to previous year.

	2001-2002 Rupees
14. C.I.F. value of imports	
Machinery Spares and Tools	81,94,719 (1,13,30,434)

The imports shown above are as per the Custom's copies of licences/bills which, as certified by the Company to the Auditors, covers the entire imports during the year.

15. Value of Imported and Indigenous raw materials and components consumed:	Rs.	% of Total
(i) Imported	Nil	Nil
(ii) Indigenously obtained	61,08,20,778 (2,45,56,99,167)	100% 100%

Note : In giving the above information, the Company has taken the view that spares and components as referred to in clause 4D (c) of Part II of Schedule VI covers only such items as go directly into production

16. Information in regard to raw materials and components consumed:

	Unit of Measurement	Quantity	Value (Rupees)
Bearings	Nos.	3,67,158 (24,56,923)	3,54,86,534 (21,55,18,277)
Brake S Cam	Nos.	17,735 (1,45,743)	4,64,17,930 (37,99,45,382)
Brake D & OH	Nos.	4,348 (3,821)	70,53,094 (1,53,32,000)
Other Components			52,10,49,882 (1,84,49,03,508)
Total			61,00,07,440 (2,45,56,99,167)

Note: Figures in brackets pertain to previous year.

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details	
Registration No.	124874
State Code	11
Balance Sheet Date	March 31, 2002
II. Capital raised during the period:	(Amount in Rs. Thousands)
Public Issue	Nil
Right Issue	Nil
Bonus Issue	Nil
Private Placement	
Equity Shares	Nil
Debentures	Nil
III. Position of Mobilisation and Deployment of Funds	(Amount in Rs. Thousands)
Total Liabilities	2289488
Total Assets	2289488
Sources of Funds:	
Paid up Capital	450000
Reserves & Surplus	449999
Secured Loans	1029179
Application of Funds	
Net Fixed Assets	1416154
Net Current Assets	166663
Misc. Expenditure	91534
Accumulated Losses	254827
IV. Performance of Company:	
Turnover	1590086
Total Expenditure	1692789
Profit/(Loss) Before Tax	(102703)
Profit/(Loss) After Tax	(102703)
Earnings per Share	Nil
Dividend Rate	Nil
V. Generic Names of Three Principal Products/ Services of Company:	
(as per monetary terms)	
Item Code No. (ITC Code)	87085000
Product Description	Axles and Axle Parts

TATA

DIRECTORS' REPORT

TO THE MEMBERS OF
HV TRANSMISSIONS LIMITED

The Directors have pleasure in presenting the Second Annual Report on the operations of your Company with the audited Profit and Loss Account for the period ended March 31, 2002 and the Balance Sheet as of that date.

2. FINANCIAL RESULTS

		2001-02 (in Rs.)	2000-01 (in Rs.)
(i)	Turnover	92,40,13,472	1,39,24,05,650
(ii)	Loss for the year before providing for the extra-ordinary item	(10,18,90,386)	(20,75,80,562)
(iii)	Extra-ordinary item	(1,58,15,234)	(1,28,16,420)
(iv)	Loss for the year after providing for the extra-ordinary item	(11,77,05,620)	(22,03,96,982)
(v)	Balance carried to Balance Sheet	(33,81,02,602)	(22,03,96,982)

3. DIVIDEND

In view of losses incurred during the current financial year no dividend is recommended on equity shares (previous year – Nil).

4. YEAR UNDER REVIEW

The Company started working as conversion agents for Tata Engineering with effect from June 2001. During the year the Company manufactured and sold 7,012 and 7,528 Gear Boxes respectively as independent manufacturers and 32,986 and 32,554 Gear Boxes as conversion agents of Tata Engineering as against 42,254 Gear Boxes sold in the previous year. With the production volume still on the lower side due to existing market conditions and Tata Engineering being the only customer, the Company continued to suffer loss in the current year also. However, with an aggressive cost reduction programme, better utilisation of resources and higher price realisation, the Company's loss reduced to Rs. 11.77 crores in the year under review.

During the year under review, the Company, aided by Tata Engineering, administered an Early Seperation Scheme for its employees. This scheme enabled the Company reduce its workforce by 84 nos. which would enable the Company to further improve its productivity.

5. DIRECTORS

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association, Mr A P Arya is liable to retire by rotation and is eligible for re -appointment.

6. AUDIT

The members are requested to appoint Auditors for the current year and to fix their remuneration. Messrs A F Ferguson & Company, the present Auditors, have, under Section 224(1) of the Companies Act, 1956, furnished Certificate of their eligibility for re-appointment.

7. AUDIT COMMITTEE

The Audit Committee comprising Mr A P Arya, Mr C Ramakrishnan and Mr S C Patel, Directors, duly constituted on February 27, 2001, held two meetings during the year under review. The Audit Committee meetings are usually attended by the Finance head, the Internal Auditor and the Company Secretary. The Chairman of the Audit Committee was also present at the last Annual General Meeting of the Company.

8. OTHER INFORMATION

The Company had no employees of the category mentioned in Section 217(2A) of the Companies Act, 1956. Details of energy conservation undertaken by the Company along with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as an Annexure to this Report.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000, the Directors, based on the representations received from the Operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departurers;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied then consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities have been taken;

(iv) they have prepared the annual accounts on a "going concern basis".

10. ACKNOWLEDGEMENTS

The Company wishes to place on record its appreciation to all the Company's employees for their personal efforts and contribution. The Directors are also thankful to Tata Engineering and the Company's bankers, lenders and all other business associates for the continuous support given by them to the Company and the confidence reposed in the Management.

On behalf of the Board of Directors

A P Arya
Chairman

Mumbai, May 23, 2002

Annexure to Directors' Report

(Additional information given in terms of notification 1029 of 31-12-1998 issued by the Department of Company Affairs)

Energy Conservation

The Energy Conservation measures have resulted in cost savings for the Company during the year.

	2001-02	2000-01
Electrical Energy (KWH in lakhs)	158.60	158.50
Foreign Exchange Earnings & Outgo	(Rs.)	(Rs.)
Earnings in Foreign Currency	NIL	NIL
Expenditure in Foreign Currency	90,09,032	20,56,802

AUDITORS' REPORT

TO THE MEMBERS OF
HV TRANSMISSIONS LIMITED

We have audited the attached Balance Sheet of HV Transmissions Limited, as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above:

a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
b) in our opinion, proper books of account as required by the law have been kept by the Company so far as appears from our examination of the books;
c) the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
d) in our opinion, the Balance Sheet and the Profit and Loss Account comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
e) on the basis of our review of the written representations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause(g) of sub-section (1) of Section 274 of the Companies Act, 1956;
f) in our opinion and to the best of our information and according to the explanations give to us, the siad accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;
   i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002, and
   ii) in the case of the Profit and Loss account, of the loss of the Company for the year ended on that date.

For A F FERGUSON & CO.
Chartered Accountants

A C GUPTA
Partner

Kolkata, May 27, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our report of even date on the accounts for the year ended March 31, 2002 of HV Transmissions Ltd.)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have not been physically verified by the Management during the year but there is a regular programme of verification which, in our opinion, is reasonable, having regard to the size of the Company and the nature of its assets and no serious discrepancies have been noticed in respect of those assets which have been physically verified.
2. None of the fixed assets has been revalued during the year.
3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the Management during the year. In our opinion, the frequency of verification is reasonable.
4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and book records were not material
6. On the basis of our examination of the stock records, we are of the opinion that the valuation of stocks is fair and proper in accordance with normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has not taken or granted any loans, secured or unsecured from or to companies, firms or their parties listed in the register maintained under Section 301 of the Companies Act 1956 where the rate of interest and other terms and conditions are prima facie prejudicial to the interest of the company. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, provisions of the Section are not applicable to a company on or after October 31, 1998.
8. In respect of loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amount and interest as stipulated.
9. In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and comparable alternative quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of stores, raw material including components, plant and machinery, equipment, and other assets and for the sale of goods.
10. In our opinion and having regard to our comments in paragraph 9 above and according to the information and explanations give to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 (Rupees fifty thousand) or more in respect of each party, have been made at prices which are reasonable having regard to the prevailing market prices for such goods, materials or services, where such market prices are available with the Company or the prices at which transactions for similar goods or services have been made with other parties.
11. As explained to us, unserviceable or damaged stores, raw materials and finished goods are determined by the arrangement and adequate provision has been made in the accounts for the loss so determined.
12. The Company has not accepted deposits from the public under Section 58A of the Companies Act, 1956.
13. In our opinion reasonable records have been maintained by the Company for the sale of scrap. We are informed that no realisable by-products are generated by the Company's operations.
14. In our opinion the Company has an internal audit system commensurate with the size and nature of its business.
15. The Company is in the process of writing books of account required to be maintained pursuant to the Order made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of manufacture of automotive parts and accessories.
16. According to the records of the Company, Provident fund dues have been regularly deposited during the year with the recognised fund of Tata Engineering and Locomotive Company Limited in accordance with the procedure agreed with them. We are informed that the Company intends to obtain exemption from the operations of the Employees State Insurance Act and necessary steps are being taken by the Company.
17. According to the information and explantions given to us, on the last day of the financial year there were no undisputed amounts payable in respect of income tax, sales tax, customs duty and excise duty which have remained outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
18. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
19. The Company is not a sick industrial company within the meaning of clause(o) of the sub-section (1) of the Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
20. In the respect of Company's service activity we report that:
   a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials consumed to the relative jobs, except in respect of activities where having regard to the manner of billing, the Management considers a system of allocation of material and stores to different jobs as not necessary,
   b) the Company has a reasonable system of authorisation at proper levels and an adequate system of internal control on issue of stores and allocation of stores and labour to jobs except in respect of activities where having regard to the manner of billing, the Management considers a system of allocation of labour to different jobs as not necessary, commensurate with the size of the Company and the nature of the business.

For A F FERGUSON & CO.
Chartered Accountants

A C GUPTA
Partner

Kolkata, May 27, 2002

Balance Sheet as at March 31, 2002

	Schedule	Rupees	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1. **SHAREHOLDERS' FUNDS**				
(a) Capital	1	40,00,00,000		40,00,00,000
(b) Reserves and Surplus	2	39,99,99,000		39,99,99,000
			79,99,99,000	79,99,99,000
2. **LOAN FUNDS**				
Secured	3		80,37,76,825	82,50,00,158
3. TOTAL FUNDS EMPLOYED			1,60,37,75,825	1,62,49,99,158
4. **FIXED ASSETS**				
(a) Gross Block	4	1,57,01,50,671		1,54,24,94,512
(b) Less - Depreciation		18,91,05,701		9,67,85,247
(c) Net Block		1,38,10,44,970		1,44,57,09,265
(d) Capital Work in Progress		85,87,122		49,87,282
			1,38,96,32,092	1,45,06,96,547
APPLICATION OF FUNDS				
5. **CURRENT ASSETS, LOANS AND ADVANCES**				
(a) Inventories	5	8,25,64,507		16,52,13,098
(b) Sundry Debtors	6	18,21,82,730		22,30,37,233
(c) Cash and Bank Balances	7	4,07,050		83,408
(d) Loans and Advances	8	8,84,76,446		10,39,29,811
		35,36,30,733		49,22,63,550
6. **CURRENT LIABILITIES AND PROVISIONS**				
(a) Current Liabilities	9	51,20,57,978		58,21,38,380
(b) Provisions	10	5,14,45,613		4,36,32,352
		56,35,03,591		62,57,70,732
7. **NET CURRENT ASSETS/(LIABILITIES)**			(20,98,72,858)	(13,35,07,182)
8. (a) MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	11		8,59,13,989	8,74,12,811
(b) PROFIT & LOSS ACCOUNT			33,81,02,602	22,03,96,982
9. TOTAL ASSETS (NET)			1,60,37,75,825	1,62,49,99,158
10. MAJOR ACCOUNTING POLICIES / NOTES	12			

As per our report attached

For A F FERGUSON & CO.
Chartered Accountants

A C GUPTA
Partner

For and on behalf of the Board

A P ARYA
C RAMAKRISHNAN
S C PATEL
H K SETHNA
Directors

A K MUKHOPADHYAY
Company Secretary

Kolkata, May 27, 2002

Mumbai, May 23, 2002

Profit and Loss Account for the year ended March 31, 2002

	Schedule	Rupees	2001-02 Rupees	For the Period March 13, 2000 to March 31, 2001 Rupees
INCOME				
1. SALE OF PRODUCTS AND OTHER INCOME	A		92,40,13,472	1,39,24,05,650
EXPENDITURE				
2. MANUFACTURING AND OTHER EXPENSES	B	79,91,88,034		1,37,92,58,464
3. DEPRECIATION		9,23,20,454		9,67,85,247
			89,15,08,488	1,47,60,43,711
PROFIT/(LOSS) BEFORE INTEREST			3,25,04,984	(83,638,061)
4. INTEREST			13,43,95,370	12,39,42,501
PROFIT/(LOSS) AFTER INTEREST			(10,18,90,386)	(20,75,80,562)
5. EMPLOYEES' SEPARATION COMPENSATION			1,58,15,234	1,28,16,420
PROFIT/(LOSS) BEFORE TAX			(11,77,05,620)	(22,03,96,982)
6. PROVISION FOR TAXATION			—	—
PROFIT/(LOSS) AFTER TAX			(11,77,05,620)	(22,03,96,982)
7. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			(22,03,96,982)	—
PROFIT/(LOSS) CARRIED TO BALANCE SHEET			(33,81,02,602)	(22,03,96,982)

As per our report attached

For A F FERGUSON & CO.
Chartered Accountants

A C GUPTA
Partner

For and on behalf of the Board

A P ARYA
C RAMAKRISHNAN
S C PATEL
H K SETHNA
Directors

A K MUKHOPADHYAY
Company Secretary

Kolkata, May 27, 2002

Mumbai, May 23, 2002

Schedules forming part of the Profit and Loss Account

"A" [Item No.1]

	Rupees	2001-02 Rupees	For the Period March 13, 2000 to March 31, 2001 Rupees
SALE OF PRODUCTS AND OTHER INCOME			
1. SALE OF PRODUCTS			
(a) Sale of Products / Services [Note 14 (iv) Schedule 12]		82,08,77,027	1,39,15,63,637
(b) Sale of raw materials and components		9,25,31,588	—
2 OTHER INCOME (including recovery of Rs.87,26,745 for services rendered to Tata Engineering) Previous year Rs. Nil		1,06,04,857	8,42,013
		92,40,13,472	1,39,24,05,650

"B" (Item no 2)

	Rupees	2001-02 Rupees	For the Period March 13, 2000 to March 31, 2001 Rupees
MANUFACTURING AND OTHER EXPENSES			
1 Purchase of products for sale		10,06,043	—
2 Consumption of Raw Materials and Components		14,80,09,395	56,83,71,756
3 Payments to and Provisions for Employees :			
(a) Salaries, Wages and Bonus	19,31,32,601		18,71,93,495
(b) Contribution to Provident and other Funds, etc. [Note B(i)]	4,76,62,859		2,78,23,031
(c) Workmen and Staff Welfare Expenses [Note B(ii)]	1,71,70,626		85,36,383
		25,79,66,086	22,35,52,909
4 Expenses for Manufacture, Administration and Selling :			
(a) Stores, Spare Parts and Tools Consumed	7,25,27,615		5,13,21,298
(b) Freight, Transportation, Port Charges, etc	8,17,971		4,19,196
(c) Repairs to Buildings	7,33,092		6,07,062
(d) Repairs to Plant, Machinery, etc.	14,98,226		12,79,512
(e) Power and Fuel	7,59,23,044		7,79,70,389
(f) Licence fee for factory premises	1,76,00,000		1,76,00,000
(g) Rates and Taxes	15,10,692		74,50,865
(h) Product Warranty Expenses	33,09,112		1,98,17,588
(i) Insurance	41,96,830		41,68,640
(j) Publicity and Sales Promotion Expenses	13,560		3,415
(k) Works Operation Expenses [Note B(iii)]	3,00,13,457		9,51,12,491
(l) Other Expenses [Note B(iv)]	11,34,07,494		10,97,55,059
		32,15,51,093	38,55,05,515
5 Excise Duty		3,37,83,821	20,14,73,808
		76,23,16,438	1,37,89,03,988
6 Change in Stock in Trade			
Purchase of semi finished goods & finished goods			
Work in Progress	—		5,73,70,766
Finished Goods	—		34,99,470
	—		6,08,70,236
Opening Stock	6,05,15,760		—
Less: Closing Stock	42,76,164		6,05,15,760
		5,62,39,596	3,54,476
Less: Amount transferred to other Account		(1,93,68,000)	—
		79,91,88,034	1,37,92,58,464

NOTES :

	2001-02 Rupees	For the Period March 13, 2000 to March 31, 2001 Rupees
(i) Item 3 (b) - Represents contribution to Provident Fund and other funds of Tata Engineering and Locomotive Company Limited on behalf of eligible employees	4,76,62,859	2,78,23,031
(ii) Item 3 (c) - Workmen and Staff Welfare Expenses include provisions for staff welfare schemes (net)	38,24,461	(11,34,959)
(iii) Item 4 (k) - Works Operation Expenses include - Processing charges	1,92,61,282	8,75,45,074
(iv) Item 4 (l) - Other Expenses include -		
(1) Auditors' Remuneration -		
Audit Fees	4,20,000	4,20,000
Tax Audit	1,26,000	—
Other Services	26,250	52,500
(2) Amortisation of Preliminery Expenses	9,34,922	9,34,922
(3) Amortisation of Enterprise Resource Planning software expenses	63,32,000	23,78,500
(v) Managerial Remuneration Managerial Remuneration (excluding provision for superannuation, gratuity and encashable leave as separate actuarial evaluation for manager is not available)	2,17,154	—
The above is inclusive of Estimated expenditure on perquisites	14,281	—
Contribution to Provident Fund	13,037	—

Schedules forming part of the Balance Sheet

"1" [Item No. 1a]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SHARE CAPITAL		
Authorised:		
5,00,00,000 Equity Shares of Rs. 10 each	50,00,00,000	50,00,00,000
Issued:		
4,00,00,000 Equity Shares of Rs. 10 each	40,00,00,000	40,00,00,000
Subscribed and paid-up:		
4,00,00,000 Equity Shares of Rs. 10 each	40,00,00,000	40,00,00,000

Note : Of the above 3,96,00,000 (Previous year 3,95,99,930) Equity Shares of Rs 10 each held by Tata Engineering and Locomotive Company Ltd, the holding company.

"2" [Item No. 1b]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
RESERVES AND SURPLUS		
Share Premium	39,99,99,000	39,99,99,000
	39,99,99,000	39,99,99,000

"3" [Item no.2]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
LOANS - Secured		
From Central Bank of India		
a) On Cash Credit Account	6,70,09,652	5,04,96,733
b) On Term Loan	71,25,00,000	75,00,00,000
c) Interest accrued and due	2,42,67,173	2,45,03,425
	80,37,76,825	82,50,00,158

1. Term loans from banks are secured by hypothe-cation of plant and machinery. Term loan is repayable in 20 equal quarterly instalments.
2. Cash credit account from bank are secured by hypothecation of all goods, book debts and other movables, present and future.

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
LOANS - Unsecured		
1. Short term unsecured non convertible debentures (privately placed) (issued and redeemed during the Previous year Rs.105 crores)	—	—
2. Inter corporate deposits (accepted and repaid during the Previous year Rs. 45 crores)	—	—

"4"[Item no.4]

FIXED ASSETS		Cost as at March 31, 2001 Rupees	Additions Rupees	Deductions Rupees	Cost as at March 31, 2002 Rupees	Depreciation upto March 31, 2001 Rupees	Depreciation for the year Rupees	Total Depreciation upto March 31, 2002 Rupees	Net Book value as at March 31, 2002 Rupees
(a)	Plant, Machinery, Equipment, etc.	1,53,98,93,008 (—)	2,41,65,363 (1,53,98,93,008)	(—) (—)	1,56,40,58,371 (1,53,98,93,008)	9,67,17,327 (—)	9,13,69,252 (9,67,17,327)	18,80,86,579 (9,67,17,327)	1,37,59,71,792 (1,44,31,75,681)
(b)	Furniture and Fixtures	8,51,896 (—)	18,900 (8,51,896)	(—) (—)	870,796 (8,51,896)	54,068 (—)	55,208 (54,068)	1,09,276 (54,068)	7,61,520 (7,97,828)
(c)	Vehicles	17,49,608 (—)	34,71,896 (17,49,608)	(—) (—)	52,21,504 (17,49,608)	13,852 (—)	8,95,994 (13,852)	9,09,846 (13,852)	43,11,658 (17,35,756)
	TOTAL	1,54,24,94,512 (—)	2,76,56,159 (1,54,24,94,512)	(—) (—)	1,57,01,50,671 (1,54,24,94,512)	9,67,85,247 (—)	9,23,20,454 (9,67,85,247)	18,91,05,701 (9,67,85,247)	1,38,10,44,970 (1,44,57,09,265)
(d)	Capital work in progress								85,87,122 (49,87,282)
	Note: Figures in brackets relate to previous year.								1,38,96,32,092 (1,45,06,96,547)

Schedules forming part of the Balance Sheet

		As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
"5" [Item no.5 (a)]			
INVENTORIES			
(a) Stores and Spare Parts (at cost)		4,57,75,779	4,84,36,939
(b) Consumable Tools (at cost)		59,87,307	78,89,327
(c) Raw Materials and Components		60,60,650	4,57,18,969
(d) Work in Progress		42,76,164	4,56,64,575
(e) Stock in Trade		—	1,27,96,065
Excise Duty on Stock in Trade not assessed to duty		—	20,55,120
(f) Goods in Transit (at cost)		10,96,607	26,52,103
(g) Unbilled Cost		1,93,68,000	—
		8,25,64,507	16,52,13,098

Note : Items - (c), (d) and (e) above are valued at lower of cost and net realisable value

		As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
"6" [Item no.5(b)]			
SUNDRY DEBTORS			
Unsecured, considered good			
a) Over six months old		2,47,23,913	1,39,67,621
b) Others		15,74,58,817	20,90,69,612
		18,21,82,730	22,30,37,233
CASH AND BANK BALANCES			
(a) Cash in hand		—	1,000
(b) Current Accounts with Scheduled Banks.		4,07,050	82,408
		4,07,050	83,408
"8" [Item No. 5(d)]			
LOANS AND ADVANCES (Unsecured - considered good)			
(a) Advances to Suppliers, Employees and Others		6,58,09,609	7,49,22,124
(b) Deposits with Government, Public Bodies and Others		1,67,83,336	2,36,09,809
(c) Prepaid Expenses		18,10,482	52,08,967
(d) Advance payment against tax		40,73,019	1,88,911
(e) Inter corporate deposits *(Maximum Balance during the year was Rs. Nil Previous year – Rs.30,77,80,000)*		—	—
		8,84,76,446	10,39,29,811
Notes: Deposits with Government, Public Bodies and Others include balances with Excise.		63,92,699	1,85,43,627

Schedules forming part of the Balance Sheet

		As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
"9" [Item no.6(a)]			
CURRENT LIABILITIES			
(a) Acceptances		—	3,87,84,516
(b) Sundry Creditors		51,06,40,086	54,22,62,065
(c) Advances and Progress Payments		14,17,892	10,91,799
		51,20,57,978	58,21,38,380
Note: Sundry Creditors include amount due to Small Scale industries undertakings		23,41,962	15,84,544
"10" [Item No. 6(b)]			
PROVISIONS			
(a) Provision for Staff Welfare Schemes		2,83,18,913	2,38,14,764
(b) Provision for Product Warranty		2,31,26,700	1,98,17,588
		5,14,45,613	4,36,32,352
"11" [Item No. 8(a)]			
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)			
Preliminary Expenses	18,69,845		28,04,767
Less: Amortised during the year	9,34,922		9,34,922
		9,34,923	18,69,845
Enterprise Resource Planning Software	71,35,500		95,14,000
Additions during the year	21,00,000		—
	92,35,500		95,14,000
Less: Amortised during the year	63,32,000		23,78,500
		29,03,500	71,35,500
Employee Separation Compensation		8,20,75,566	7,24,47,388
Product Development Expenses		—	59,60,078
		8,59,13,989	8,74,12,811

Schedules forming part of the Balance Sheet & Profit and Loss Account

"12" [Item No. 10]

MAJOR ACCOUNTING POLICY

1. The accounts have been prepared on the historical cost convention and are in compliance with applicable Accounting Standards prescribed by the Institute of Chartered Accountants of India.

2. (a) Sales

   Sales are inclusive of income from services, excise duty, and are net of trade discounts, but excludes sales tax.

   (b) Depreciation

   Depreciation is provided on straight line basis at therates and inthe manner prescribed in Schedule XIV of the Companies Act, 1956 except in respect of certain vehicles which are depreciated @ 19% p.a.

   (c) Fixed Assets

   Fixed assets are stated at cost of acquisition or construction less depreciation. All costs relating to acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction oracquisition of fixed assets, upto the date the assets are put to use.

   (d) Transactions in Foreign Currency

   Transactions in foreign curencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current assets and current liabilities not covered by forward exchange contracts are translated at year end exchange rates and the profit/loss so determined and also the realised exchange gains/losses are recognised in the Profit and Loss Account.

   (e) Product Warranty Cost

   Product warranty expenses are determined based on estimates made by the Management and provided for in the year of sale.

   (f) Inventories

   Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis. Unbilled cost represents the actual overheads incurred on jobs yet to be billed.

   (g) Retirement Benefits

   Retirement benefits are dealt with inthe following manner:

   i) Contributions to Provident, Superannuation and Gratuity funds are made to the recognised funds of Tata Engineering and Locomotive Company Limited and charged to the Profit and Loss Account. Gratuity liability is ascertained by an independent actuarial valuation at the year end.

   ii) Provisions for incremental liability in respect of encashable privilege leave on seperation and post retirement medical benefits are made as per independent actuarial valuation at the year end.

   (h) Taxes on Income

   Deferred tax is recognised on timing differences being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or subsequent periods, subject to consideration of prudence.

   (i) Miscellaneous Expenditure

   i) Product and other Development expenses, inso far as they pertain to products internally developed, are amortised over thirty-six months.

   ii) Expenditure on Enterprise Resource Planning Software is amortised over 24 months from the month of commencement of the project.

   iii) Compensation to employees who have opted for retirement under the Early Seperation Schemes of the Company is amortised over a period of 24 to 84 months.

   iv) Preliminary Expenses in connection with formation of theCompany isamortised over a period of 36 months.

3. The Company was incorporated on March 13, 2000 as a private limited Company and later on became a public limited Company. The Company purchased the heavy duty gear box division of Tata Engineering and Locomotive Co. Limited (Tata Engineering), as a going concern, on a slump sale basis, free of all charges, liens, mortgages and encumbrances.

   The Company was manufacturing gear boxes and spare parts till June, 2001, with its own raw materials and components, however, thereafter such raw materials and components are provided by Tata Engineering.

4. The Company has entered into an agreement with Tata Engineering on February 8, 2001 for licence, permitting the Company to use Tata Engineering's land and factory buildings for its operation.

5. The Company based on debit advices received has paid an amount of Rs. 12,54,81,000 (Previous year Rs. 12,48,63,906) to Tata Engineering, holding Company, towards its share of expenditure incurred on common services/facilities availed, including interest for the use of funds during the current financial year.

6. (a) Provision for employee separation compensation has been made onthe basis of net present value of the future monthly payments of pension ascertained by an independent actuarial valuation.

   (b) The amount shown under the Miscellaneous expenditure on this account represents balance amount to be amortised over future years.

   (c) The amount payable within one year aggregates Rs. 1,93,81,221 (Previous year Rs. 1,34,11,000).

7. The total future liability for retiring gratuity has actuarially been determined as Rs. 9,28,44,000 (Previous year Rs. 9,14,16,463) as on March 31, 2002 and is funded with the gratuity fund of Tata Engineering.

8. Estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 10,48,000 (Previous year Rs. 16,97,000).

9. The Company during the year revised the rates of depreciation on certain vehicles, resulting in depreciation charge for the year being higher by Rs. 4,54,923.

10. The small scale undertakings to whom amount outstanding for more than 30 days, where such dues exceed Rs. 1 lakh are as follows:

    Expo Chain & Bearing Stores
    Hi-Tech Abrasives Pvt. Ltd.
    Mayurbhanj Metals Ltd.
    Ma Bishalakshmi Engineering Concern
    Shailake Nocarb Pvt. Ltd.
    Sachdev Engineering Pvt. Ltd.

11. Segment Reporting

    (a) Business Segment

    The Company has considered business segment as the primary segment. The Company is engaged in the manufacture of gear boxes and spare parts thereof, which in the context of Accounting Standard - 17 issued by the Institute of Chartered Accountants of India is considered as the only business segment.

    (b) Geographical Segment

    The Company sells its products only within India and there are no exports. The conditions prevailing in India being uniform no separate geographical segment disclosure is considered necessary.

12. In view of brought forward losses as on March 31, 2001 and no taxable income for the current year, the Company has not recorded the cumulative deferred tax liability/asset as on March 31, 2001 and for the year arising on account of timing differences, as stipulated in Accounting Standard 22 – "Accounting for taxes on Income", issued by the Institute of Chartered Accountants of India.

13. Related Party Transactions

    Information relating to Related Party transactions as per Accounting Standard 18 issued by the Institute of Chartered Accountants of India, is given below:

A) Name of the Related Party / Relationship

Name of the Related Party	Relationship
Tata Engineering and Locomotive Ltd.	Holding Company
TAL Manufacturing Solutions Ltd.	Fellow Subsidiary Company
Tata Technologies Ltd.	Fellow Subsidiary Company
HV Axles Ltd.	Fellow Subsidiary Company

B) Transactions duringthe year:-

	(Rupees)
(i) Sale of products/Services (net of discount)	
to - Holding Company	80,87,87,568
to - Fellow Subsidiaries	44,09,720
(ii) Sales of raw materials & components to - Holding Company	9,25,31,587
(iii) Interest received from Fellow Subsidiaries	27,86,476
(iv) Interest paid to - Holding Company	2,88,29,000
(v) License Fee for factory premises to - Holding Company	1,76,00,000
(vi) Expenses reimbursement and on account payment to - Holding Company	91,99,87,916
(vii) Purchase of goods for sale & raw materials/ components from	
(a) Holding Company	4,71,60,273
(b) Fellow Subsidiaries	1,34,455
(viii) Purchase of fixed assets from Holding Company	75,28,562
(ix) Paid for Services from	
(a) Holding Company	10,08,91,158
(b) Fellow Subsidiaries	2,91,400
(x) Outstanding balances as at March 31, 2002	
(a) Debtors -	
Holding Company	16,30,54,530
Fellow Subsidiaries	1,85,90,230
(b) Creditors -	
Holding Company	39,84,55,911
Fellow Subsidiaries	73,007

Note: Excludes excise duty paid on despatches of goods processed on behalf of holding company which have been reimbursed by the holding company to the company.

Schedule forming part of the Profit and Loss Account

14. Notes to the Profit and Loss Account :

	2001-02 Rupees	For the Period March 13, 2000 to March 31, 2001 Rupees
(i) Purchase of Products for Sale		
Gear Boxes and Parts thereof	10,06,043	34,99,470
	10,06,043	34,99,470
(ii) Interest		
(a) On Debentures and Fixed Loans	10,09,85,275	6,08,82,946
(b) Others (including overdue interest on purchase consideration Rs.nil, previous year Rs 3,48,55,848)	3,77,03,628	6,51,79,200
Less: Interest received on bank and other accounts (tax deducted at source Rs nil, Previous year Rs. 1,88,911)	42,93,533	21,19,645
	13,43,95,370	12,39,42,501

	2001-02 Quantity Nos.	2001-02 Value Rupees	For the Period March 13, 2000 to March 31, 2001 Quantity Nos.	For the Period March 13, 2000 to March 31, 2001 Value Rupees
(iii) Information in regard to opening stock and closing stock :				
(a) Opening Stock -	516	1,27,96,065	—	—
Excise duty on stock in trade not assessed to duty		20,55,120		
		1,48,51,185		
(b) Closing Stock -				
Gear Boxes			516	1,27,96,065
Excise duty on stock in trade not assessed to duty				20,55,120
				1,48,51,185

(iv) Information in regard to Sales effected by

	Quantity Nos.	Value Rupees	Quantity Nos.	Value Rupees
1. Gear Boxes	7,528	23,02,60,509	42,254	1,23,35,68,248
2. Sale of Spare Parts		53,60,175		11,54,66,554
3. Sale of Other Products		—		4,05,559
4. Scrap		43,57,213		57,62,493
5. Income from Services/ Processing		58,08,99,130		3,63,60,783
		82,08,77,027		1,39,15,63,637

(v) Quantitative information in regard to installed capacity and the goods manufactured by the Company

	Unit of measurement	Installed capacity*	Actual production
Gear Boxes	Nos.	60,000	7,012**
	Nos.	(60,000)	(42,608)

* On double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon by the auditors.

** Excludes 32,986 production on behalf of Tata Engineering & Locomotive Company Limited. Figures in bracket relates to Previous Period.

(vi) Information regarding imports and other matters:

	2001-02 Rupees	For the period March 13, 2000 to March 31, 2001 Rupees
1. C.I.F. value of imports		
(i) Machinery Spares and Tools	90,09,032	20,56,802

The imports shown above are as per the Custom's copies of licences/bills which, as certified by the Company to the Auditors, covers the entire imports during the year.

2. Value and percentage of Imported and Indigenous raw materials an components consumed:

	2001-02 Rupees	2001-02 %	For the period March 13, 2000 to March 31, 2001 Rupees	%
(i) Imported	—	—	2,89,05,476	5.08
(ii) Indigenously obtained	14,80,09,395*	100.00	53,94,66,280	94.92
Total	14,80,09,395	100.00	56,83,71,756	100.00

Notes :

a) In giving the above information, the company has taken the view that spares and components referred to in clause 4D (c) of Part II of Schedule VI covers only such items as go directly into production.

* including cost of materials sold

(vii) Information in regard to raw materials and components consumed:

	Unit of Measurement	Quantity	Value Rupees	Quantity	Value Rupees
Bearings	Nos.	2,04,539	1,97,60,392	5,13,332	7,91,84,355
Synchronising Cones	Nos.	42,247	1,26,93,878	2,12,308	6,15,66,314
Gear Box Housings	Nos.	6,576	92,36,516	43,769	5,76,47,063
Other components			10,63,18,609		36,99,74,024
Total			14,80,09,395		56,83,71,756

Note : The consumption figures shown above are after adjusting loss and gains and effects of certain estimates and assumptions made by the management and relied upon by the auditors. The figures of other components is a balancing figure based on total consumption shown in the Profit and Loss Account

15. Previous year's figures are regrouped where necessary

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

	2001-2002
I. Registration Details:	
Registration No.	124872
State Code	11
Balance Sheet Date	March 31, 2002
II. Capital raised during the year:	(Amount in Rs. thousands)
Public Issue	Nil
Right Issue	Nil
Bonus Issue	Nil
Private Placement	Nil
III. Position of Mobilisation and Deployment of Funds:	
Total Liabilities	2167279
Total Assets	2167279
Sources of Funds:	
Paid up Capital	400000
Reserves & Surplus	399999
Secured Loans	803777
Unsecured Loans	—
Application of Funds	
Net Fixed Assets	1389632
Net Current Assets	(209873)
Misc. Expenditure	85914
Accumulated Losses	(338103)
IV. Performance of Company:	
Turnover	924013
Total Expenditure	1041719
Profit/(Loss) Before Tax	(117706)
Profit/(Loss) After Tax	(117706)
Earnings per Share (Rs.)	Nil
Dividend Rate	Nil
V. Generic Names of Three Principal Products/Services of Company: (as per monetary terms)	
Item Code No. (ITC Code)	84830000
Product Description	Gear Box and parts thereof

TAL Manufacturing Solutions Limited
(Formerly known as Telco Automation Limited)

DIRECTORS' REPORT

TO THE MEMBERS OF
TAL MANUFACTURING SOLUTIONS LIMITED
(Formerly known as Telco Automation Limited)

The Directors have pleasure in presenting the Second Annual Report on the operations of your Company with the audited Profit and Loss Account for the 9 months period ended March 31, 2002 and the Balance Sheet as of that date.

2. Financial Results

	2001-02 (9 Months) Rupees in lakhs	2000-01 (15 Months) Rupees in lakhs
(i) Turnover	4,615	2,359
(ii) Loss before amortisation, interest, exceptional items & tax	(471)	(2,338)
(iii) Loss for the period before providing for extra-ordinary items	(922)	(2,694)
(iv) Balance carried to Balance Sheet	(1,226)	(3,015)

3. Dividend

In view of the loss incurred during the current financial period, no dividend is recommended on equity shares(2000-2001:NIL).

4. Change of Name

With the objectives that the Company name reflect its business appropriately and also its independent operations, the name of the Company has been changed w.e.f. January 30, 2002 from Telco Automation Limited to TAL Manufacturing Solutions Limited.

5. Operations

Marketing:

There has been a general decline in the domestic market and prices of machine tools by about 30 to 50% during the last 5 years mainly due to industrial recession, competition & import liberalization. In spite of the difficult market conditions and the Company's new entry in the market, the Company generated enquiries of over Rs. 700 crores and during the period, achieved an order intake of Rs.6451 lakhs (Previous Period: Rs.4423 lakhs). This was achieved mainly due to the strengthening of the Marketing organization, contact building with customers, increased sales activity and quick introduction of newly developed products tuned to the market needs.

The Company participated in the Diemould India 2002 International Exhibition in Mumbai organized by the Tool and Gauge Manufacturers Association and displayed newly developed range of Die & Mould machines which was a major attraction in the exhibition. The Company has received orders worth about Rs.190 lakhs for these machines.

The Company also participated in an exhibition in Bangalore on Rehabilitation Aids organized by the Orthesis & Prothesis Society of India for display of its new products namely Artificial Limbs and won the best exhibitor award.

Production and Sales:

The Company produced machines and equipments valuing Rs.5177 lakhs and achieved a turnover of Rs.4615 lakhs during the period as against Rs.2359 lakhs in the previous period.The Sales to companies other than Tata Engineering at Rs.2440 lakhs constituted 55% of total sales during the period (Previous period-Rs.1225 lakhs).With the increased Sales, the Company was able to reduce its cash loss before ESS cost from Rs. 2326 lakhs during the previous period to Rs.652 lakhs during the period.The Company also reduced the loss before extraordinary items from Rs.2694 lakhs in the previous period to Rs 922 lakhs during the current period.

6. Exports

Since the Company is in the initial stage as an independent operation, it addressed mainly the domestic market. In addition, however, the Company has approached various International players directly as well through Tata International for the export market and obtained export orders of Rs.35 lakhs. The Company also exported machines worth Rs.24 lakhs during the period.

7. New Products

One of the strengths of the Company is its highly capable Design and Development organization. In a very short period since formation, the Company has introduced several new products to address specific market needs. During the period, the Company continued this effort further by developing and introducing several new State of Art products such as Water Jet Cutting Machine, Gear Hobbing Machine, Die and Mould Milling Machines, Complex Welding Fixtures, Pneumatic Balancer and Artificial Limbs. These products have been well received in the market and around 75% to 80% of enquiries generated and quotations submitted are in respect of new products.

8. Rightsizing

The Company has taken necessary steps to reprofile its capabilities in line with its focus on high value operations in house while out sourcing most of the low value of work to reduce costs. Necessary actions have been carried out to rightsize the manpower in most categories. Through an Early Separation Scheme, the manpower has been reduced by about 20% during the period to less than 700.

9. Working Capital Management

From an early stage, the Company has laid an emphasis on Working Capital management, which, with the substantial increase in volume of operations, has assumed increased importance. During the period under review, the Days Sales Outstanding (DSO) in respect of the Receivables have been reduced to 30 days. This was achieved with better payment terms from the customers and continuous monitoring of Receivables. The Company has also formed Project teams to improve on time delivery to customers through reduction in cycle time of the project activities including manufacturing and procurement. In addition, this structure is expected to reduce the level of inventories.

10. Out Look

The current order backlog is around Rs.39 crores(P.Y. Rs 21 crores) and with the higher order intake expected in the current year, the Company expects to improve its performance substantially.

The domestic Industrial market, however continues to be depressing for the immediate foreseeable future with very few signs for a significant growth. Hence, the Company is making big efforts on several fronts to address the situation and these efforts include: Strengthening and expanding of the Marketing organization, Solution Selling, new markets and applications and new products. Through these efforts, the Company expects to expand its addressed market and also increase its market share in the coming years.

Since there is good potential for high end machining centers and other machines in the global market especially in USA and China, the Company is planning to have a local presence in this market through appointment of distributors. The Company has appointed a distributor in USA, for marketing some of its products. The Company is also developing products, which can compete effectively with products produced in the advanced countries. The Company is also exploring the market for Engineering Services since this business is expected to show sustained growth in the coming years.

With these new business initiatives, higher volumes and continuing rationalization of the manpower and other resources, the Company hopes to show significantly improved performance in the coming years in terms of Growth and Profitability.

11. Increase in Authorised Capital and Further Issue of Capital

The Company increased its authorized capital from Rs.30 crores to Rs.60 crores divided into 6,00,00,000 equity shares of Rs.10/-each. This increase was effected to enable the Company to have rights issue of shares.

To meet a part of its working capital requirements and for repayment of its borrowings, the Company issued 3,00,00,000 shares on a right basis at par to Tata Engineering and Locomotive Company Limited, its holding Company, which has resulted in an improved net worth.

12. Directors

Mr Vinayak Deshpande was appointed by the Board at it's meeting held on May 17, 2002 as an Additional Director of the Company. He ceases to hold office at this Annual General Meeting and is eligible for appointment.

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association, Mr P K Avari is liable to retire by rotation and is eligible for re-appointment.

13. Audit

Messrs A. F. Ferguson Associates, the Statutory Auditors of the Company, hold office until the ensuing Annual General Meeting. It is proposed to reappoint them to examine and audit the accounts of the Company for the Financial Year 2002-03. Messrs A. F. Ferguson Associates have under Section 224(1) of the Companies Act, 1956, furnished certificate of their eligibility for the re-appointment. In this connection attention is invited to item No. 4 of the Notice of the Annual General Meeting.

14. Audit Committee

The Audit Committee comprising of Mr M N Bhagwat, Mr P K Avari and Mr S Pradhan, Directors, was duly constituted in August 2001 under Section 292A of the Companies Act, 1956.

During the period under review, 3 Audit Committee meetings were held on August 24, 2001, January 31, 2002 and March 28, 2002, which were attended by all the committee members. The Managing Director, the Chief Financial Officer and the Chief Internal Auditor have usually attended these meetings. The representatives of the Statutory Auditor and Tata Engineering are invited to the meetings, as required. The Asst. Company Secretary acts as the Secretary of the Audit Committee. The Chairman of the Audit Committee was also present at the last Annual General Meeting of the Company.

15. Corporate Governance

The Members of the Company had, at the Extra-ordinary General Meeting held on February 7, 2001 approved of the appointment of Mr Y Nath as the Managing Director of the Company under the Companies Act, 1956, upon the following terms and conditions:-

(i) Elements of Remuneration Package: The Company pays remuneration by way of salary, perquisites and allowances and commission to the Managing Director. The annual increment is effective 1st April each year, to be decided by the Board and is merit-based and takes into account the Company's performance.

(ii) Details of fixed component and performance linked incentive along with performance criteria:

Fixed Component: In addition to salary, the Managing Director is entitled to perquisites and allowances as per the rules applicable to the employees of the Company, but not exceeding 125% of his annual salary. For the purpose of calculating this ceiling limit, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such rules, perquisites and allowances shall be evaluated at actual cost.

Company's contribution to Provident Fund, Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites.

Variable Component: Commission is payable in addition to the salary and perquisites and allowances which is calculated with reference to net profits of the Company subject to overall ceiling limit stipulated under Section 198 and 309 of the Companies Act, 1956. The amount of commission so payable is limited to his annual salary for two years and is determined by the Board on recommendations from the Remuneration Committee at the end of each financial year.

In case of absence or inadequacy of profits in any financial year, the Company will pay the remuneration as specified above except commission.

The Managing Director is also entitled to Privilege Leave in accordance with the rules of the Company. Leave accumulated and not availed of during his tenure as Managing Director is encashable at the time of his retirement in accordance with the rules of the Company.

(iii) The appointment is for the period from February 07, 2001 to February 06, 2005. Notice period for termination from either side is six months, and severance fees payable by the Company for terminating employment is six months' salary.

(iv) Stock option details: Not Applicable.

16. Other Information

The Company has not accepted any Fixed Deposits from the public during the period under review. Information required by the Companies (Amendment) Act, 1988, is given as an Annexure to this Report. Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the Directors' Report for the period ended March 31, 2002 is also given as an Annexure to this Report.

17. Directors' Responsibility Statement

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000 the Directors, based on the representations received from the Operating Management, confirm that -

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied then consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial period under review and of the loss of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities have been taken.

(iv) they have prepared the annual accounts on a "going concern basis".

18. Acknowledgements

The Directors wish to convey their appreciation to the Company's employees for their enormous efforts as well as contribution to enable the Company to achieve its performance. The Directors are also thankful to shareholders, customers, suppliers, bankers and all other business associates for the continuous support given by them to the Company.

On behalf of the Board of the Directors,

M N Bhagwat
Chairman

Mumbai, May 17, 2002

ANNEXURE TO THE DIRECTORS' REPORT

(Additional Information given in terms of Notification 1029 of 31-12-1988 issued by Department of Company Affairs)

A. Conservation of Energy

The Company is conscious towards the need for conservation of energy. Energy conservation measures have been implemented in the works and the offices of the Company. The energy conservation measures have resulted in cost savings of 2.46 lakhs KWH for the Company during the period.

B. Technology Absorption

During the period, the Company continued this effort further by developing and introducing several new State of Art products such as Water Jet Cutting Machine, Gear Hobbing Machine, Die and Mould Milling Machines, Complex Welding Fixtures, Pneumatic Balancer and Artificial Limbs.

Technology imported during the last five years

No technology has been imported during the last five years.

C. Foreign Exchange Earnings and outgo

Earnings in foreign exchange	Rs.23.6 lakhs
Expenditure in foreign currency	Rs.224.5 lakhs

Second annual report 2001 - 02

TAL Manufacturing Solutions Limited
(Formerly known as Telco Automation Limited)

ANNEXURE TO DIRECTORS' REPORT

Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the period ended March 31, 2002

Sl. No.	Name	Age (Years)	Designation/ Nature of Duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualification	Total Experience (Years)	Date of Commencement of employment	Last Employment held Designation
1	Bhagwat M D*	54	Asst. Manager (Prodn)	8,42,627	7,93,438	SSC, NCTVT	37	31-03-2000	Telco Asst. Manager (Prodn)
2	Bobade P R	55	Dy.Gen.Manager (Design)	12,82,997	9,09,994	B.E., M.Tech., D.B.M.	32	31-03-2000	Telco DGM (Design)
3	Chandorkar H N	59	Dy.Gen.Manager (Design)	9,67,405	6,91,701	B.Sc. B.Sc.(Engg). M.Tech. (Machine Design)	34	31-03-2000	Telco AGM (Design) MTD
4	Deshpande M G*	54	Sr.Manager (Design)	12,72,981	11,50,307	B.E. (Elect)	28	31-03-2000	Telco Sr.Manager (Design) MTD
5	Hajare S N*	52	Manager (Design)	10,45,309	9,56,129	B.E. (Mech)	26	31-03-2000	Telco Manager (Design)
6	Jain R T*	47	Dy.Manager (Design)	8,79,876	8,58,257	D.M.E. A.I.M.E. (Mech)	27	31-03-2000	Telco Dy.Manager (Design)
7	Jog P V*	57	Manager (Plng)	9,82,920	9,25,754	B.E. (Mech)	29	31-03-2000	Telco Manager (Plng)
8	Kamat U V*	60	Divisional Manager (Prodn)	3,56,659	1,53,687	B.E. (Mech) D.B.M.	35	31-03-2000	Telco Divisional Manager (Prodn) MTD
9	Karande P K	59	General Manager (Operations)	12,27,239	8,62,003	M.Tech. (Machine Design) D.B.M.	35	31-03-2000	Telco Sr.DGM (Growth)
10	Kulkarni S S*	57	Asst. Manager (Prodn)	8,47,809	7,94,805	S.S.C.N.C.T.V.T.	39	31-03-2000	Telco Asst. Manager (Prodn)
11	Maiti S K	54	Divisional Manager (Design)	10,36,376	7,28,703	M.E. (Mech) M.Tech. (M/C Tool)	29	31-03-2000	Telco Divisional Manager (Design) Growth
12	Majumdar S*	60	General Manager (Tech. Services)	15,64,058	6,13,930	B.E. (Mech)	40	31-10-2000	Telco General Manager (Tech. Services)
13	Mulye P Y*	54	Sr. Manager (Prodn)	11,52,056	10,53,209	B.E. (Mech)	31	31-03-2000	Telco Sr.Manager (Prodn) MTD
14	Nagle P K*	51	Manager (Design)	9,88,705	9,37,552	B.E. (Mech)	25	31-03-2000	Telco Manager (Design)
15	Nath Y	60	Managing Director	14,96,751	10,39,701	B.E. (Mech)	39	31-03-2000	Telco Vice President (Operations)
16	Pai K S*	48	Manager (Design)	9,17,241	8,69,107	B.E. (Mech)	26	31-03-2000	Telco Manager (Design)
17	Pankhawala R N*	53	Dy. Manager (Design)	8,18,811	8,03,309	D.B.M.	35	31-03-2000	Telco Dy. Manager (Design)
18	Patel K C*	60	Sr.Dy. Gen. Manager	7,67,440	3,74,128	B.Sc. B.Sc. (Engg) M.I. Prodn.Engg. (U.K.)	39	31-03-2000	Telco Sr. DGM (MTD)
19	Ranade M K*	53	Dy.Manager (Matls)	9,37,612	8,93,958	B.E. (Mech)	28	31-03-2000	Telco Dy. Manager (Matls)
20	Raole S M*	54	Manager (Prodn)	9,69,212	8,84,158	B.E. (Mech)	30	31-03-2000	Telco Manager (Prodn)
21	Sivakumar R*	54	Divisional Manager (Design)	12,18,145	10,71,646	B.E. (Mech) M.Tech. (Machine Tools)	30	31-03-2000	Telco Divisional Manager (Design) MTD
22	Srivastava A*	52	Manager (Prodn)	10,03,087	9,20,703	B.E. (Elect)	27	31-03-2000	Telco Manager (Prodn)
23	Trehan A K*	48	Dy. Manager (Design)	8,20,264	7,90,054	B.E. (Mech)	25	31-03-2000	Telco Dy. Manager (Design)
24	Vaidya U G*	52	Dy. Manager (Plng)	8,90,103	8,61,657	D.M.E. D.B.M.	28	31-03-2000	Telco Dy. Manager (Plng)

Notes: (1) The Gross Remuneration shown above is subject to tax and comprises of salary, allowances, monetary value of perquisites as per Income-Tax Rules, and company's contribution to provident fund and superannuation fund.

(2) In addition to the above remuneration, employees are entitled to gratuity, medical benefits, etc., in accordance with the company's rules.

(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.

(4) All the employees have adequate experience to discharge the responsibilities assigned to them.

(5) The nature of employment in all cases is contractual.

(6) None of the employees mentioned above is a relative of any director of the company.

(7) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of the Directors

Mumbai, May 17, 2002

M N Bhagwat
Chairman

AUDITORS' REPORT

TO THE MEMBERS OF

TAL MANUFACTURING SOLUTIONS LIMITED

1. We have audited the attached Balance Sheet of TAL Manufacturing Solutions Limited as at March 31, 2002 and also the Profit and Loss Account for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act ,1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) in our opinion, proper books of accounts as required by law have been kept by the Company so far as appears from our examination of the books;

   c) the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

   d) in our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   e) on the basis of the written representations received from the Directors and taken on record by the Board of Directors, we report that none of the directors are disqualified as on March 31, 2002 from being appointed as directors in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) In the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002;

      and

      ii) in the case of the Profit and Loss Account, of the loss of the Company for the period ended on that date.

For A F FERGUSON ASSOCIATES
Chartered Accountants

G Shankar
Partner

Pune, May 20, 2002.

ANNEXURE REFERRED TO IN PARAGRAPH 3 OF THE REPORT OF EVEN DATE OF THE AUDITORS TO THE MEMBERS OF TAL MANUFACTURING SOLUTIONS LIMITED ON THE ACCOUNTS FOR THE PERIOD ENDED MARCH 31, 2002.

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of its fixed assets. As explained to us, the management conducted a physical verification of most of the fixed assets during the period and no material discrepancies were noticed on such verification. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its assets.

2. None of the fixed assets have been revalued during the period.

3. The stocks of finished goods, raw materials and stores and spares, have been physically verified during the period by the management. In our opinion, the frequency of verification of stocks is reasonable.

4. According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on physical verification of stocks as compared to the book records were not material, having regard to the size of the operations of the Company.

6. In our opinion, on the basis of our examination of the stock records , the valuation of stocks is fair and proper in accordance with normally accepted accounting principles and is on the same basis as in the preceding period .

7. The Company has not taken or granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or Companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956, where the rate of interest and other terms and conditions are prima facie prejudicial to the interest of the Company.

8. In respect of loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amount and interest as stipulated or as rescheduled from time to time.

9. In our opinion and according to the information and explanations given to us, and having regard to the explanations that most of the items purchased are of a special nature and comparable alternative quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets, and for the sale of goods.

10. In our opinion, having regard to the comments in paragraph 9 above, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating to Rs. 50,000/-(Rupees Fifty Thousand) or more during the year in respect of each party have been made at prices which are reasonable having regard to prevailing market price for such goods, materials or services, where such market prices are available with the Company or the prices at which transactions for similar goods or services have been made with other parties. However, in respect of deployment of Company personnel, as the services are rendered to only one party, there are no comparable prices.

11. As explained to us, unserviceable or damaged stores, raw materials and finished goods are determined by the Management and where required, adequate provision has been made in the accounts for the loss arising on the items so determined.

12. According to the information and explanations given to us the Company has not accepted any deposits from the public and accordingly, the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptances of Deposits) Rules, 1975 are not applicable.

13. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap. As explained to us, the Company's manufacturing process does not generate any by-product.

14. In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

15. We have broadly reviewed the books of account maintained by the Company relating to the manufacture of Machine Tools pursuant to the notification of the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been maintained/ are being made up. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any other products of the Company.

16. According to the information and explanations given to us and according to the records of the Company, Provident Fund and Employees State Insurance (ESI) dues deducted / accrued in the books of account have been regularly deposited during the period with appropriate authorities.

17. There were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty outstanding as at the last day of the financial period for a period of more than six months from the date they became payable.

18. According to the information and explanations given to us and records of Company examined by us, no personal expenses of employees or directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practices.

19. The Company is not a sick industrial company within the meaning of Clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

20. In the case of the Company's service activities, we further report as follows:

    i) as explained to us, the Company has a reasonable system of recording receipts, issues and consumption of materials and stores (where applicable) and allocating materials consumed to the relative jobs,

    ii) the Company has a reasonable system of allocating man-hours utilized to the relative jobs,

    iii) there is a reasonable system of authorisation at proper levels, and an adequate system of internal control on issue of stores and allocation of stores and labour (where applicable) to jobs, commensurate with the size of the company and nature of its business.

For A F FERGUSON ASSOCIATES
Chartered Accountants

G Shankar
Partner

Pune : May 20, 2002

Balance Sheet as at March 31, 2002

	Schedule	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
Share Capital	1		60,00,00,000	30,00,00,000
2. LOAN FUNDS				
Secured Loans	2		28,57,88,699	28,23,75,448
3. TOTAL FUNDS EMPLOYED			88,57,88,699	58,23,75,448
APPLICATION OF FUNDS				
4. FIXED ASSETS	3			
(a) Gross Block		34,95,05,466		34,17,32,478
(b) Less: Depreciation		5,44,60,170		3,36,53,112
(c) Net Block		29,50,45,296		30,80,79,366
(d) Capital Work in Progress		9,98,250		—
			29,60,43,546	30,80,79,366
5 CURRENT ASSETS, LOANS AND ADVANCES				
(a) Inventories	4	24,88,67,908		22,66,69,235
(b) Sundry Debtors	5	5,05,21,055		2,07,21,443
(c) Cash and Bank Balances	6	90,94,216		48,46,973
(d) Loans and Advances	7	8,63,89,079		9,23,51,358
		39,48,72,258		34,45,89,009
6 Less: CURRENT LIABILITIES AND PROVISIONS				
(a) Current Liabilities	8	20,91,23,826		34,74,87,056
(b) Provisions	9	16,75,51,438		13,41,68,521
		37,66,75,264		48,16,55,577
7 NET CURRENT ASSETS			1,81,96,994	(13,70,66,568)
8 DEFERRED TAX ASSET		4,79,94,054		
Less: DEFERRED TAX LIABILITY		4,79,94,054		
		—	—	—
9 (a) MISCELLANEOUS EXPENDITURE (To the extent not written off or adjusted)	10		14,74,73,994	10,98,55,795
(b) PROFIT AND LOSS ACCOUNT			42,40,74,165	30,15,06,855
10 TOTAL ASSETS (NET)			88,57,88,699	58,23,75,448
11 MAJOR ACCOUNTING POLICIES/NOTES	11			

As per our report attached
For A F FERGUSON ASSOCIATES
Chartered Accountants

G SHANKAR
Partner

A B KOYARI
Asst. Company Secretary

For and on behalf of the Board
M N BHAGWAT — Chairman
RAVI KANT, P K AVARI, S PRADHAN — Directors
Y NATH — Managing Director

Pune, May 20, 2002

Mumbai, May 20, 2002

Profit and Loss Account for nine months period ended on March 31, 2002

	Schedule	Rupees	For the Period ended March 31, 2002 Rupees	For the Period ended June 30, 2001 Rupees
INCOME				
1 SALES AND OTHER INCOME	A		46,15,35,088	23,59,22,983
EXPENDITURE				
2 MANUFACTURING AND OTHER EXPENSES	B	48,75,64,718		45,80,71,246
3 EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS		—		(2,20,69,000)
4 DEPRECIATION		2,11,16,707		3,37,40,129
			50,86,81,425	46,97,42,375
LOSS BEFORE AMORTISATION, INTEREST, EXCEPTIONAL ITEMS AND TAX			(4,71,46,337)	(23,38,19,392)
5 AMORTISATION OF DEFERRED REVENUE EXPENSES				
– Product development cost			57,93,600	30,34,000
6 INTEREST				
– on fixed period loans		2,37,78,640		1,70,90,040
– others		1,54,47,951		1,54,43,904
			3,92,26,591	3,25,33,944
LOSS FOR THE YEAR BEFORE EXCEPTIONAL ITEMS AND TAX			(9,21,66,528)	(26,93,87,336)
7 EMPLOYEE SEPARATION COST			3,04,00,782	3,21,19,519
8 TAX (CURRENT AND DEFERRED TAX)			—	—
LOSS AFTER TAX			(12,25,67,310)	(30,15,06,855)
PROFIT & LOSS ACCOUNT BALANCE BROUGHT FORWARD			(30,15,06,855)	—
LOSS CARRIED TO BALANCE SHEET			(42,40,74,165)	(30,15,06,855)
9 MAJOR ACCOUNTING POLICIES / NOTES	11			

As per our report attached
For A F FERGUSON ASSOCIATES
Chartered Accountants

G SHANKAR
Partner

A B KOYARI
Asst. Company Secretary

For and on behalf of the Board
M N BHAGWAT — Chairman
RAVI KANT, P K AVARI, S PRADHAN — Directors
Y NATH — Managing Director

Pune, May 20, 2002

Mumbai, May 20, 2002

TAL Manufacturing Solutions Limited
(Formerly known as Telco Automation Limited)

Schedules forming part of the Balance Sheet as at March 31, 2002

"1" [Item 1]

SHARE CAPITAL

	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
AUTHORISED:		
6,00,00,000 (June 30, 2001 - 3,00,00,000) Equity Shares of Rs. 10/- each	60,00,00,000	30,00,00,000
ISSUED AND SUBSCRIBED:		
6,00,00,000 (June 30, 2001 - 3,00,00,000) Equity Shares of Rs. 10/- each fully paid	60,00,00,000	30,00,00,000

Note:
Of the above, 5,95,99,930 (June 30, 2001 - 2,95,99,930)Equity Sharesof Rs. 10 each are held by Tata Engineering and Locomotive Company Limited, the holding company.

"2"(Item No.2)

SECURED LOANS

	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
From Bank - Union Bank of India		
(a) Term Loan	23,74,18,916	25,00,00,000
(b) Interest Accrued and Due on Term Loan	74,69,929	80,01,869
(c) Cash Credit and Packing ,Credit .	3,81,80,330	2,43,73,579
From other than Banks	27,19,524	—
TOTAL	28,57,88,699	28,23,75,448

Notes:

1. Term Loans from Bank are secured by hypothecation by way of first charge of all the plant, fixed and unfixed machinery, fixtures, implements, fittings, electric and other installations, furniture, office equipments, vehicles, typewriters etc.
2. Cash credit account from bank are secured by hypothecation of stock of raw material, work-in-progress, stores, spares, finished goods and book debts.
3. Loans from other than Banks are secured by hypothecation of the vehicles acquired out of the said loan.

"4"(Item No.5a)

INVENTORIES

	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
(a) Stores and Spare Parts		5,91,165	9,29,636
(b) Loose Tools		9,95,689	7,39,345
(c) Raw Materials and Components		5,47,71,587	7,21,33,908
(d) Work-in-Progress		7,55,11,366	9,20,95,512
(e) Finished Goods		11,69,98,101	6,07,70,834
		24,88,67,908	22,66,69,235

"5"(Item No.5b)

SUNDRY DEBTORS
(Unsecured,considered good)

	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
(a) Over six months old		41,34,149	7,38,229
(b) Others		4,63,86,906	1,99,83,214
		5,05,21,055	2,07,21,443

"6"(Item No.5c)

CASH AND BANK BALANCES

	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
(a) Cash		—	—
(b With Scheduled Banks			
– in current account		28,43,816	5,49,973
– in deposit account (under lien)		62,50,400	42,97,000
		90,94,216	48,46,973

"7"(Item No.5d)

LOANS AND ADVANCES
(Unsecured, considered good)

	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
(a) Advances to Suppliers, Contractors, Employees & Others		8,03,91,694	7,89,34,795
(b) Deposits with Government, Public Bodies and Others		37,92,117	54,56,063
(c) Prepaid Expenses		11,46,042	74,74,922
(d) Advance payments against taxes (current tax)		10,59,226	4,85,578
		8,63,89,079	9,23,51,358

Note: Advances to Suppliers, Contractors, Employees & Others include

– Loans and Advances due from directors		6,91,543	7,82,052
– Maximum amount outstanding during the period		7,82,052	8,74,945

"3"(Item No.4)

FIXED ASSETS

Particulars	Gross Block				Depreciation				Net Block	
	As at June 30, 2001 Rupees	Additions during the period Rupees	Deductions during the period Rupees	**As at March 31, 2002 Rupees**	Upto June 30, 2001 Rupees	For the period Rupees	On Deductions Rupees	**Upto March 31, 2002 Rupees**	**As at March 31, 2002 Rupees**	As at June 30, 2001 Rupees
Plant & Machinery [See note 2]	33,09,64,386	30,96,747	13,95,251	**33,26,65,882**	3,21,56,505	1,94,17,772	1,69,102	**5,14,05,175**	**28,12,60,707**	29,88,07,881
Furniture, Fixtures and Office Equipments	68,41,264	10,30,831	2,37,773	**76,34,322**	11,81,093	7,86,226	60,632	**19,06,687**	**57,27,635**	56,60,171
Vehicles [See note 1]	39,26,828	66,10,580	13,32,146	**92,05,262**	3,15,514	9,12,709	79,915	**11,48,308**	**80,56,954**	36,11,314
	34,17,32,478	1,07,38,158	29,65,170	**34,95,05,466**	3,36,53,112	2,11,16,707	3,09,649	**5,44,60,170**	**29,50,45,296**	30,80,79,366
Capital Work-in-progress (including capital advances)									**9,98,250**	—
									29,60,43,546	30,80,79,366
TOTAL as at June 30, 2001	—	34,22,93,879	5,61,401	34,17,32,478	—	3,37,40,129	87,017	3,36,53,112	30,80,79,366	—

Notes: 1. Vehicles include gross block of Rs. 52,78,434 and net block of Rs. 47,10,426 in respect of which ownership does not currently vest in the company.

2. Plant and Machinery includes assets held for disposal - gross block as at 31st March, 2002 Rs. 1,04,88,981 (Previous Period Rs. Nil); net book value as at 31st March, 2002 Rs. 89,32,416 (Previous Period Rs. Nil)

TATA

Schedules forming part of the Balance Sheet as at March 31, 2002

	Rupees	As at March 31, 2002 Rupees	As at June 30, 2001 Rupees
"8" (Item No.6a) CURRENT LIABILITIES			
(a) Sundry Creditors			
– outstanding dues of Small Scale Industrial Undertakings	1,16,68,057		41,88,323
– outstanding dues of creditors other than Small Scale Industrial Undertakings	12,66,88,108		6,59,33,588
		13,83,56,165	7,01,21,911
(b) Dues to Tata Engineering and Locomotive Company Limited, holding company		1,83,54,859	26,30,55,240
(c) Advance and Progress Payments from customers (includes from Tata Engineering and Locomotive Company Limited, holding Company Rs.2,25,00,000/- Previous period Rs. Nil)		5,24,12,802	1,43,09,905
		20,91,23,826	34,74,87,056
"9" (Item No.6b) PROVISIONS			
Provision for Staff Welfare Schemes		3,85,70,438	3,68,30,000
Other Provisions		12,89,81,000	9,73,38,521
		16,75,51,438	13,41,68,521
Note: Other provisions include the following items:			
(a) Provisions towards Employee Separation Scheme		12,59,81,000	9,54,53,233
(b) Provisions towards Product Warranty		30,00,000	18,85,288
"10" (Item No. 9a) MISCELLANEOUS EXPENDITURE (To the extent not written off / or adjusted)			
Product Development Cost		1,32,41,400	1,90,35,000
Employee Separation Cost		13,42,32,594	9,08,20,795
		14,74,73,994	10,98,55,795

Schedules forming part of the Profit and Loss Account for nine months ended on March 31, 2002

	Rupees	For the Period ended March 31, 2002 Rupees	For the Period ended June 30, 2001 Rupees
"A" (Item No.1) SALES & OTHER INCOME			
Sale of Products and Services		45,83,49,050	23,59,20,340
Other Income		31,86,038	2,643
		46,15,35,088	23,59,22,983
Note: Other Income includes			
– Profit on Sale of Fixed Assets		23,42,490	—
"B" (Item No. 2) MANUFACTURING AND OTHER EXPENSES			
1. Consumption of Raw Material & Components		17,77,64,410	7,62,45,796
2. Payments to and Provision for Employees			
(a) Salaries, Wages and Bonus		15,99,86,774	26,15,63,749
(b) Contribution to Provident and Other Funds		4,22,84,972	4,36,85,533
(c) Staff Welfare Expenses		1,14,44,580	2,71,26,860
		21,37,16,326	33,23,76,142

	Rupees	For the Period ended March 31, 2002 Rupees	For the Period ended June 30, 2001 Rupees
3. Other Expenses for Manufacture, Administration and Selling			
(a) Stores and Spare Parts Consumed		46,30,801	48,54,642
(b) Tools Consumed		8,040	4,358
(c) Repairs to Plant and Machinery		18,09,808	9,05,664
(d) Repairs to Others		6,18,842	7,08,602
(e) Power & Fuel		61,61,359	81,55,676
(f) Rates & Taxes		17,550	1,20,129
(g) Licence fees for factory premises		45,00,000	75,00,000
(h) Insurance		12,63,793	17,57,102
(i) Publicity & Sales Promotion Expenses		16,11,662	29,05,326
(j) Commission		27,67,820	3,30,046
(k) Works Operation Expenses		14,19,975	20,27,475
(l) Cost of Services Procured		1,98,69,580	2,49,40,467
(m) Processing charges		1,02,13,010	36,21,266
(n) Travelling & Conveyance		61,45,110	92,70,559
(o) Provision for Product warranty		11,14,712	18,85,288
(p) Postage & Telephone Expenses		16,47,417	23,08,871
(q) Loss on Sale of Fixed Assets		—	3,31,620
(r) Miscellaneous Expenses		52,61,518	42,62,858
(s) Auditors remuneration			
– Statutory Audit Fees (Including service tax Rs.15,000/- (Previous period Rs.15,000/-))	3,15,000		3,15,000
– Company Law Matters (Including service tax Rs. Nil (Previous period Rs. 375/-))	—		7,875
– Other Services (Including service tax Rs.5000 (Previous period Rs. Nil))	1,05,000		—
– Out of pocket expenses	7,937		—
		4,27,937	3,22,875
		6,94,88,934	7,62,12,824
4. Excise Duty		6,58,13,667	3,13,38,175
5. Service Tax		4,24,502	1,94,524
6. Changes in Finished Goods and Work in Progress			
Opening Stocks / Stocks acquired on acquisition of business			
Finished Goods	6,07,70,834		1,19,87,878
Work-in-progress	9,20,95,512		8,25,82,253
	15,28,66,346		9,45,70,131
Less: Closing Stock			
Finished Goods	11,69,98,101		6,07,70,834
Work-in-progress	7,55,11,366		9,20,95,512
	19,25,09,467		15,28,66,346
		(3,96,43,121)	(5,82,96,215)
Grand Total		48,75,64,718	45,80,71,246

TAL Manufacturing Solutions Limited
(Formerly known as Telco Automation Limited)

Schedule forming part of the Balance Sheet and Profit and Loss Account for the period ended on March 31, 2002.

11. **MAJOR ACCOUNTING POLICIES/NOTES**

1. The accounts have been prepared on the historical cost convention and are in compliance with applicable Accounting Standards prescribed by the Institute of Chartered Accountants of India.

2 **Major Accounting Policies**

(a) **Sales**

Sales are inclusive of income from services, excise duty, service tax and are net of trade discounts, but excludes sales tax. Sale of goods is recognized on despatch to customers.

(b) **Depreciation**

Depreciation is provided on straight line basis at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956 except in the case of assets of individual value below Rs.5000 each which are fully depreciated in the year of purchase and vehicles which are depreciated @ 19%.

(c) **Fixed Assets**

Fixed assets are stated at cost of acquisition or construction less depreciation. All costs relating to the acquisition and installation of fixed assets are capitalized.

(d) **Transactions in Foreign Currency (other than for fixed assets)**

Transactions in foreign currency are recorded at the exchange rates prevailing on the date of the transaction. Current assets & current liabilities are translated at year end exchange rates and the profit / loss so determined and also the realised exchange gains / losses are recognized in the Profit & Loss account.

(e) **Inventories**

Inventories are valued at lower of cost and net realizable value. Cost of purchased materials is ascertained on a moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis.

(f) **Retirement Benefits**

Retirement benefits are dealt with in the following manner:

(i) Contribution to Provident, Superannuation and Gratuity funds are made to the recognized funds and charged to the Profit and Loss Account. In respect of defined benefit scheme, the liability is ascertained by an independent actuarial valuation as on March 31, 2002.

(ii) Provisions for encashable privilege leave on separation and post retirement medical benefits are made as per independent actuarial valuation as on March 31, 2002.

(g) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

(I) Product Development costs are amortised over a period of thirty-six months from the month of commencement of commercial production.

(II) Costs under Employees Separation Schemes (pension cases) are amortised based on the estimated future benefit. Costs under Employee Separation Schemes (lump sum cases) are amortised over a period of 24 months.

(h) **Product Warranty Expenses**

i) Provision for product warranty expenses is made based on estimates made by the management.

ii) Cost of product warranties is disclosed under the head

a) 'consumption of raw materials and components' as consists of free replacement of spares and components.

b) 'payment to and provision for employees' as consists of the cost of man power spent on the warranty jobs

c) 'other expenses for manufacture, administration and selling' which includes provision for warranties.

(i) **Research and Development Costs**

Research and development expenditure of a revenue nature is written off in the year in which it is incurred and expenditure of a capital nature is added to Fixed Assets.

3. The Company, based on debit advice received, has paid Rs. 3,74,32,906 (Previous period Rs. 5,44,47,184) to Tata Engineering, holding company, towards its share of expenditure incurred on common services/facilities availed, including interest for the use of funds during the current financial year.

4. Provision for employees separation compensation (pension cases) has been made on the basis of net present value of the future monthly payments of pension ascertained by an independent actuarial valuation.

5. Estimated amount of contracts remaining to be executed on capital account and not provided for Rs. nil (Previous period Rs. 8,24,690)

6. The small scale undertakings to whom amount outstanding for more than 30 days, where such dues exceed Rs.1 lakh are as follows –

Avanti Cables Pvt Ltd	A.K. Industries
Span Associates	Lasur Enterprises
Sur Hennig Pvt. Ltd.	Ferrotherm
Onkar Engineers	Ved Engineers.
Chaman Metal & Engineering Co	EPE Process Filters & Accu. Pvt. Ltd.
S.V. Engineering Works	Vasudha Enterprises
Nadi Airtechnics Pvt. Ltd.	K.C. Tool Room Pvt. Ltd.
Sital Engineering Works	Hindustan Forging & Engg. Works
IMI Machine Tools Pvt. Ltd.	Nu-Teck Couplings Pvt. Ltd.
Bharati Box Mfg. Co.	Indlab Industries
Jyoti Toolings & Press Components Pvt. Ltd	Shubham Engineers
Pinnacle Dies & Moulds	Hyd-Air Engg. Pvt. Ltd.
Kwality Paints	Zain Engineers
ITG Technologies Pvt. Ltd.	M.N. Enterprises
Industrial & Air Power Accessories.	Dancal (India) Pvt. Ltd.
Param Industries (Purchase)	
Kran Rader Pvt. Ltd.	
Ravi Technocraft (I) Pvt. Ltd.	

7. Sundry Debtors include debts due from companies under the same management :

a) HV Axles Ltd. – Rs. 1,26,998 (previous period - Rs. 2,90,316)

b) HV Transmissions Ltd. – Rs. 804 (previous period - Rs. 10,90,834)

c) Telco Construction Equipment Company Ltd. – Rs. 1,69,97,632 (previous period Rs. Nil)

8 (i) **Information regarding opening and closing stocks**

	Period ended March 31, 2002		Period ended June 30, 2001	
	Quantity (Nos.)	Value (Rupees)	Quantity (Nos.)	Value (Rupees)
(a) Opening stock / stocks acquired on a cquisition of business				
- Metal Cutting & Grinding Machines (Machining Centers)	4	1,14,16,720	—	—
- Fixtures	4	15,13,220	—	—
- Furnace	1	91,93,000	—	—
- Other Products (including parts of machines & equipments)	#	3,86,47,894	#	1,19,87,878
		6,07,70,834		1,19,87,878
(b) Closing Stock				
- Metal Cutting & Grinding Machines (including Machining Centers)	17	9,29,47,300	4	1,14,16,720
- Fixtures	-	—	4	15,13,220
- Furnace	-	—	1	91,93,000
- Other Products (including parts of machines & equipments)	#	2,40,50,801	#	3,86,47,894
		11,69,98,101		6,07,70,834

(ii) **Information in regard to Sales effected by the Company**

	Period ended March 31, 2002		Period ended June 30, 2001	
	Quantity (Nos.)	Value (Rupees)	Quantity (Nos.)	Value (Rupees)
1 Metal Cutting & Grinding Machines (including Machining Centers)	13	5,33,45,314	6	1,97,57,120
2 Fixtures	113	12,72,31,988	80	4,30,76,650
3 Material Handling Equipments	19	3,91,56,415	6	1,25,20,445
4 Furnace	1	91,93,000	—	—
5 Other Products (including parts of machines & equipments)		16,69,36,931	#	8,14,60,998
6 Scrap		13,17,494		18,84,145
7 Income from Services rendered .... (includes reconditioning of machines, processing charges, deployment of company personnel to others, etc.)		6,11,67,907		7,72,20,982
		45,83,49,050		23,59,20,340

TATA

Schedule forming part of the Balance Sheet and Profit and Loss account for the period ended on March 31, 2002.

(iii) Quantitative information in regard to installed capacity and the goods manufactured by the Company

		Unit of Measurement	Installed ** Capacity	Actual Production
1	Metal Cutting & Grinding Machines (except those reserved for small scale sector) (on maximum utilization basis)	Nos.	82 (82)	26 (10)
2	Arc and Spot Welding Robots	Nos.	50 (50)	— (—)
3	Fixtures		* (*)	109 (84)
4	Furnaces		* (*)	0 (1)
5	Material Handling Equipments		* (*)	19 (6)
6	Other Products		* (*)	# (#)

\# The sale / production / stocks of "other products" includes various parts of machines & equipments which are dis-similar in nature & size and therefore the quantitative information has not been given.

* Installed Capacity is based on the product-mix which varies from year to year and therefore is not ascertainable.

** On double shift basis as certified by the management and relied upon by the Auditors. Figures in bracket indicates Previous period figures.

		Period ended March 31, 2002 Rupees	Period ended June 30, 2001 Rupees
9	CIF Value of Imports -		
	Raw materials & Components	2,83,57,384	1,43,88,056
	Capital goods	16,91,352	—
		3,00,48,736	1,43,88,056
10	FOB Value of Exports	23,59,193	—

11 Value and Percentage of Imported and Indigenous Raw material and components consumed

		Rs.	%	Rs.	%
(a)	Imported	3,40,51,730	19.16	1,54,37,626	20.25
(b)	Indigenously obtained	14,37,12,681	80.84	6,08,08,170	79.75
		17,77,64,410	100.00	7,62,45,796	100.00

Note: In giving the above information, the Company has taken the view that spares and components as referred to in clause 4D (c) of Part II of Schedule VI covers only such items which go directly into production.

12 Information in regard to Raw Materials and Unit of Components consumed

	Unit of Measurement	Period ended March 31, 2002 Quantity	Value Rs.	Period ended June 30, 2001 Quantity	Value Rs.
Steel	M.Tons	967	1,97,61,681	490	96,41,064
CNC Systems	Nos.	20	1,43,10,793	17	99,67,593
Others			14,36,91,936		5,66,37,139
			17,77,64,410		7,62,45,796

Note: The consumption figures shown above are after adjusting excesses and shortages ascertained on physical verification. The figures of "others" is a balancing figure based on total consumption shown in Profit & Loss Account.

		Period ended March 31, 2002 Rupees	Period ended June 30, 2001 Rupees
13	Interest - Others comprises of:		
	Interest expense - others	1,65,79,915	1,75,73,560
Less:	Interest Income on staff loans and bank deposits (tax deducted at source Rs.81,399 [Previous period Rs.1,24,310])	11,31,964	21,29,656
		1,54,47,951	1,54,43,904

14 Managerial remuneration debited to the Profit & Loss Account is Rs.14,25,340/- (including perquisites of Rs.54,876/-) [Previous period Rs.18,93,896/- (including perquisites of Rs.1,18,085/-)].The above remuneration excludes gratuity contribution, leave encashment and superannuation provision for the managerial personnel, as the contribution / provision is made for the company as a whole.

15 Research and Development expenditure debited to the Profit and Loss Account aggregating Rs. 1,13,20,000 (Previous Period Rs. Nil) has been incurred by the Company and disclosed under appropriate account heads.

16 Net exchange difference arising during the year is recognised appropriately to Profit and Loss Account - Net gain Rs. 84,061 (Previous Period Rs. Nil)

17 a) To comply with the requirements of the Accounting Standard 22 (AS-22) on Accounting for Taxes on Income, which is applicable in respect of the Company for the accounting period commencing on July 1,2001, the Company has provided for deferred tax during the year. Accordingly, the net deferred tax charge for the period amounting to Rs. Nil has been recognised in the profit & loss account. The deferred tax balance as at 30th June, 2001 and 31st March, 2002 is Rs. Nil.

b) Breakup of deferred tax liability as at March 31, 2002:

Nature of Timing Difference	Rs.
i) Depreciation	3,73,29,832
ii) Other items	1,06,64,222
	4,79,94,054

c) Breakup of deferred tax assets as at March 31, 2002:

Nature of Timing Difference	Rs.
i) Employee separation cost (under voluntary retirement scheme)	1,77,16,773
ii) Carried forward tax losses	3,02,77,281
	4,79,94,054

Note: Deferred tax asset on carried forward tax losses (item c(ii) above) has been recognised to the extent of the existing net deferred tax liability in the books (items b(i), b(ii), c(ii) above).

18 The Company has substantial accumulated losses. The Company has incurred cash losses during the current period. The ability of the company to operate in future is, inter alia, dependent upon financial support from Tata Engineering and Locomotive Company Ltd, the holding Company. The Company is confident that financial support would continue to be extended by Tata Engineering, the holding Company and accordingly, the accounts of the Company has been prepared on a 'going concern' basis.

19 Previous period's figures have been regrouped/ restated wherever necessary to conform with this period's classification.

20 The figures in the Profit and Loss Account for the current period are not comparable with the previous period's figures as the current period figures are for a period of nine months whereas the previous period figures are for a period of fifteen and half months approximately.

Installed Capacity for TAL		Unit of Measurement	Installed ** Capacity
1.	Metal Cutting & Grinding Machines (except thosereserved for small scale sector) (on maximum utilization basis)	Nos.	82
2.	Metal Cutting & Grinding Machines (except thosereserved for small scale sector)	Nos.	*
3.	Arc and Spot Welding Robots	Nos.	50
4.	Fixtures		*
5.	Furnaces		*
6.	Material Handling Equipments		*
7.	Other Products		#

\# The production of "other products" includes various parts of machines & equipments which are dis-similar in nature & size and therefore the quantitative information has not been given.

* Installed Capacity is based on the product-mix which varies from year to year and therefore is not ascertainable.

** On double shift basis as certified by the management and relied upon by the Auditors. Figures in bracket indicates Previous period figures.

TAL Manufacturing Solutions Limited
(Formerly known as Telco Automation Limited)

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956.

Balance Sheet Abstract and Company's General Business Profile.

I.	**Registration Details :**	**For the period July 1, 2001 to March 31, 2002**
	Registration No.	124873
	State Code	11
	Balance Sheet Date	March 31, 2002
II.	**Capital raised during the year :**	(Amount in Rs. Thousands)
	Public Issue	Nil
	Rights Issue	300000
	Bonus Issue	Nil
	Private Placement	Nil
III.	**Position of Mobilisation and Deployment of Funds :**	
	Total Liabilities	1262464
	Total Assets	1262464
	Sources of Funds :	
	Paid up Capital	600000
	Reserves & Surplus	Nil
	Secured Loans	285789
	Unsecured Loans	Nil
	Application of Funds :	
	Net Fixed Assets	296044
	Net Current Assets	18197
	Misc. Expenditure	147474
	Accumulated Losses	424074
IV.	**Performance of Company :**	
	Turnover	461535
	Total Expenditure	584102
	Profit/(Loss) Before Tax	(122567)
	Profit/(Loss) After Tax	(122567)
	Earnings Per Share (Rs.)	-4.08
	Dividend Rate	Nil

V. **Generic Names of Three Principal Products/Services of Company** (as per monetary terms):

Item Code No. (ITC Code)	Product description
8479	Fixtures & parts thereof
8466	Parts of Machines
8428	Material Handling Equipments

AUDITORS' REPORT TO THE MEMBERS OF TATA TECHNOLOGIES

(Incorporated in Nevada, United States of America)

We have examined the accompanying accounts of TATA TECHNOLOGIES relating to the year ended March 31, 2002 and carried out such tests of the accounting records and such other auditing procedures as we considered necessary.

We have relied on the work of other professionals who provided payroll preparation functions and taxation services.

In our opinion, the abovementioned accounts have been properly prepared in accordance with generally accepted accounting principles and present fairly the state of affairs of the Company as at March 31, 2002 and of the results and changes in equity of the Company for the year then ended.

H. WEE & CO.
CERTIFIED PUBLIC ACCOUNTANTS,
SINGAPORE

DATED : April 15, 2002

Balance Sheet as at March 31, 2002

	NOTE	2002 US$	2001 US$
SHARE CAPITAL	4	150,000	150,000
RETAINED PROFITS/ ACCUMULATED LOSSES		4,141	(27,273)
		154,141	122,727
Represented by:-			
FIXED ASSETS	5	7,466	15,494
HOLDING COMPANY	6	(573,241)	(766,718)
SOFTWARE LICENSE	7	—	19,973
CURRENT ASSETS			
Trade debtors	8	657,289	1,325,689
Other debtors	9	18,314	84,622
Cash and bank balances		295,503	23,688
		971,106	1,433,999
Less : CURRENT LIABILITIES			
Trade creditors & accruals		233,373	240,692
Other creditors	10	16,137	48,073
Amount due to related party	11	1,680	129,393
Bank overdraft	12	—	161,863
		251,190	580,021
NET CURRENT ASSETS		719,916	853,978
		154,141	122,727

THE ATTACHED NOTES TO THE ACCOUNTS
FORM AN INTEGRAL PART OF THE ACCOOUNTS

Profit and Loss Account for the year ended March 31, 2002

	NOTE	2002 US$	2001 US$
REVENUES			
Consultancy services	3	4,970,975	5,389,093
Sundry revenue		12,749	7,232
Interest income		1,754	6,007
Total revenues		4,985,478	5,402,332
COSTS AND EXPENSES			
Cost of sales		4,008,141	4,610,636
Amortization of software license		19,973	19,968
Audit fee (including overprovision of $585; 2001 - $NIL)		2,015	3,000
Bad debts		11,323	54,943
Depreciation	5	24,271	32,189
Exchange difference		(208)	(29)
Fixed assets written off		—	7
Loss on disposal of fixed assets		4,869	—
Provision for doubtful debts		9,010	—
Salaries and employee benefits		456,469	426,015
Other operating expenses		315,550	251,714
Total costs and expenses		4,851,413	5,398,443
PROFIT FROM OPERATING ACTIVITIES		134,065	3,889
FINANCE COSTS			
Bank overdraft interest		1,406	3,697
Loan interest		48,104	—
Total finance costs		49,510	3,697
NET PROFIT FROM OPERATIONS BEFORE TAXATION		84,555	192
Taxation	13	(53,141)	10,959
NET PROFIT FOR THE YEAR AFTER TAXATION		31,414	11,151

THE ATTACHED NOTES TO THE ACCOUNTS
FORM AN INTEGRAL PART OF THE ACCOOUNTS

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2002

	2002 US$	2001 US$
SHARE CAPITAL		
Balance at beginning of year	150,000	150,000
Balance at end of year	150,000	150,000
RETAINED PROFITS/ ACCUMULATED LOSSES		
Balance at beginning of year	(27,273)	(38,424)
Net Profit for the year after taxation	31,414	11,151
Balance at end of year	4,141	(27,273)
TOTAL EQUITY	154,141	122,727

NOTES TO THE ACCOUNTS - MARCH 31, 2002

1 **SIGNIFICANT ACCOUNTING POLICIES**

(a) *Basis of Accounting*
The accounts expressed in United States dollars are prepared in accordance with the historical cost convention.

(b) *Foreign Currency Transactions*
Transactions in foreign currencies are measured and recorded in United States dollars using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded monetary balances that are denominated in a foreign currency are adjusted to reflect the rate at the balance sheet date. All exchange adjustments are taken to the profit and loss account.

(c) *Depreciation*
Depreciation is calculated on the Straight Line Method to write off the cost of the asset over their estimated useful lives. The estimated useful lives are as follows:-

Computer equipment	1 to 3 years
Furniture & fittings	10 years
Office equipment	1 year

(d) *Software License*
Software licenses are stated at cost and are amortized over 3 years with effect from the financial year ended March 31, 2000.

(e) *Recruitment Expenses*
Previously, expenses incurred in relation to employees' visa applications were amortized over twelve months upon commencement of employment. However, during the year, brought forward balances have been fully written off. Current year's recruitment expenses of US$67,097 are charged to Profit and Loss Account as and when incurred.

2 **PRINCIPAL ACTIVITIES**
The principal activities of the Company are that of provision of computer consultancy and related services.

3 **CONSULTANCY SERVICES**
Consultancy services represent invoiced value of sales after trade discounts.

4 **SHARE CAPITAL**

	No. of shares 2002	No. of shares 2001
Authorised:-		
Common shares at no par value	500,000	500,000
	2002 US$	**2001 US$**
Issued & fully paid:-		
Common shares at no par value	150,000	150,000

5 **FIXED ASSETS**

COST	As at 1.4.01 US$	Additions US$	Disposals US$	As at 31.3.02 US$
Computer equipment	65,995	22,489	30,844	57,640
Furniture & fittings	4,031	—	—	4,031
Office equipment	387	—	—	387
	70,413	22,489	30,844	62,058

ACCUMULATED DEPRECIATION	As at 1.4.01 US$	Additions US$	Disposals US$	As at 31.3.02 US$	Depreciation 2001 US$
Computer equipment	53,240	24,019	24,598	52,661	31,178
Furniture & fittings	1,293	252	—	1,545	625
Office equipment	386	—	—	386	386
	54,919	24,271	24,598	54,592	32,189
NET BOOK VALUE	15,494			7,466	

6 **HOLDING COMPANY**

	2002 US$	2001 US$
Amount due to holding company		
— Trade	(23,241)	(54,718)
— Non-trade	(550,000)	(712,000)
	(573,241)	(766,718)

The Company is a wholly owned subsidiary of Tata Technologies Limited, a company incorporated in India.
The amount due to holding company is unsecured and is repayable on demand. Interest ranging from 3.8% per annum to 11.3% per annum have been charged during the year.

7 **SOFTWARE LICENSE**

	2002 US$	2001 US$
At Cost	59,909	59,909
Less: Amortized	(59,909)	(39,936)
Net Book Value	—	19,973

8 **TRADE DEBTORS**

	2002 US$	2001 US$
These are stated after providing for doubtful debts of	9,010	—
Analysis of provision for doubtful debts :-		
At beginning of year	—	—
Charge to profit & loss account	9,010	—
At end of year	9,010	—
Bad debts written off to profit & loss account	11,323	54,943

9 **OTHER DEBTORS**

	2002 US$	2001 US$
Deposit	1,276	2,196
Prepayments	17,038	23,549
Prepaid cost	—	38,877
Tax refundable	—	20,000
	18,314	84,622

10 **OTHER CREDITORS**

	2002 US$	2001 US$
Sundry creditors	11,637	15,823
Advance billing	4,500	32,250
	16,137	48,073

11 **AMOUNT DUE TO RELATED PARTY**

	2002 US$	2001 US$
Amount due to related party		
— Trade	1,680	(393,686)
— Non-trade	—	523,079
	1,680	129,393

The amount due to related party is unsecured, interest free and repayable on demand.

12 **BANK OVERDRAFT**
The bank facilities are secured by a letter of comfort of a related party through its holding company, Tata Technologies Limited, a company incorporated in India.

13 **TAXATION**

	2002 US$	2001 US$
Federal and State Corporate Tax	56,670	12,814
Less : Tax refund	(3,529)	(23,773)
	53,141	(10,959)

The taxation charge is based on quarterly tax payments as estimated by the tax agent. No computation from the tax agent for the current year's taxation liability was available at the date of the audit report. However, the tax liability for the year is not expected to differ materially from the tax paid.

14 **RELATED PARTY TRANSACTIONS**
During the year, significant transactions with related parties on terms agreed between the parties were as follows:-

	2002 US$	2001 US$
Sales	—	184,995
Costs		
— Consultancy fees	169,864	90,346
Loan interest	41,843	—

15 **COMPARATIVES**
Certain comparatives have been reclassified to conform with current year's presentation.

DIRECTORS' REPORT

TO THE MEMBERS OF
TELCO DADAJEE DHACKJEE LIMITED

The Directors hereby present their Eighth Annual Report on the Business and Operations of the Company and the Audited Statement of Accounts for the year ended March 31, 2002.

Financial Results

	2001-2002 Rupees	2000-2001 Rupees
Income from leasing etc.	2,74,27,393	3,09,23,288
Profit for the period after providing Rs.88,10,000/- for taxes (2000-2001: Rs.96,00,000/-) Deferred Tax Rs.28,31,943/- (2000-2001: Rs. NIL)	1,00,41,219	86,33,443
Balance brought forward from previous year	6,37,029	17,97,777
AMOUNT AVAILABLE FOR APPROPRIATION	1,06,78,248	1,04,31,220
APPROPRIATIONS :		
Special Reserve	20,15,000	17,27,000
Interim Dividend	54,90,375	-
Tax on Interim Dividend	5,60,020	-
Proposed Dividend	-	73,20,500
Tax on Proposed Dividend	-	7,46,691
Balance carried to Balance Sheet	26,12,853	6,37,029

Dividend

Taking into consideration the performance of the Company during the year, the Directors had paid an Interim Dividend of Rs.75/- per share on 73,205 Equity Shares of Rs 100/- each for the financial year 2001-2002. The Directors do not recommend a final dividend (2000 – 2001: Rs.100/- per share).

Operations

The structural repairs and reconstruction at Shree Niketan, Worli, Mumbai in which the Company's premises are situated, was in progress during the year and the building is expected to be ready for occupation by end of 2003. In the interim, funds earmarked for repairs have been deployed in leasing and financial activities generating a PAT of Rs.1,00,41,219/-.

Directors

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association Mr P P Kadle and Mr H K Sethna are liable to retire by rotation and are eligible for re-appointment.

Auditors

The members are requested to appoint Auditors for the current year and to fix their remuneration. M/s. Patel & Deodhar, the present Auditors of the Company, have under Section 224(1) of the Companies Act, 1956, furnished a certificate of eligibility for re-appointment.

Other Information

The Company has not accepted any Fixed Deposits from the public during the year under review. The Company had no employee of the category mentioned in Section 217(2A) of the Companies Act, 1956. Provisions of the Companies Amendment Act, 1988 regarding reporting on conservation of energy and technology absorption are not applicable to the Company. There are no foreign exchange earnings or outgo during the year under review.

Directors' Responsibility Statement

The Company is in compliance with various accounting and financial reporting requirements in respect of the financial statements for the period under review. Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000, the Directors, based on the representations received from the Operating Management, confirm that-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

(ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of profit of the Company for that period;

(iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities;

(iv) they have prepared the annual accounts on a "going concern basis".

On behalf of the Board of Directors

G A SANGHRAJKA } DIRECTORS
P P KADLE }

Mumbai, May 20, 2002

AUDITORS' REPORT

TO THE MEMBERS OF

TELCO DADAJEE DHACKJEE LIMITED

We have audited the attached Balance Sheet of TELCO DADAJEE DHACKJEE LIMITED as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion and report that:-

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
   c) The Balance Sheet and the Profit and Loss Account referred to in this report are in agreement with the books of account;
   d) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
   e) On the basis of written representations received from the directors, as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
      i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and
      ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date.

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph (1) of our Report of even date on the accounts for the year ended 31st March, 2002, of Telco Dadajee Dhackjee Limited)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets. As explained to us, these Fixed Assets have been physically verified by the management at reasonable intervals and no material discrepancies have been noticed on such verification.
2. None of the Fixed Assets have been revalued during the year.
3. The Company has granted loans secured or unsecured to the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and to the companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956 where the rate of interest and other terms and conditions are not prima facie prejudicial to the interest of the Company.
4. The Company has not taken loans secured or unsecured from the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and from the companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956 where the rate of interest and other terms and conditions are not prima facie prejudicial to the interest of the Company.
5. The Company has not accepted deposits from the public during the year.
6. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.
7. According to information and explanation given to us, no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax and custom duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
8. According to information and explanation given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
9. The Company is not a sick industrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985.
10. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.
11. As explained to us, the provisions of any special statute applicable to chit fund, nidhi or mutual benefit society are not applicable to the Company.

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

TATA

Balance Sheet as at March 31, 2002

	Schedule	Rupees	Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS				
1. SHAREHOLDERS' FUNDS				
(a) Capital	1		73,20,500	73,20,500
(b) Reserves and Surplus ...	2		16,96,38,254	16,82,92,004
2. TOTAL FUNDS EMPLOYED .			17,69,58,754	17,56,12,504
APPLICATION OF FUNDS				
3. FIXED ASSETS	3	3,48,08,658		3,48,08,658
Less : Depreciation		3,10,70,052		2,00,57,353
			37,38,606	1,47,51,305
4. INVESTMENTS	4		12,67,833	—
5. CURRENT ASSETS, LOANS AND ADVANCES				
(a) Interest accured on Investments			36,072	—
(b) Sundry Debtors				
(i) Over six months old (Unsecured) considered good		—		—
(ii) Others (Unsecured) — considered good		—		5,08,673
(c) Current Accounts With Banks		4,19,581		1,727
(d) Advances (Unsecured) — considered good	5	16,99,80,046		16,69,66,020
(e) Advance Tax		1,03,53,661		1,13,11,538
		18,07,53,288		17,87,87,958
6. Less : CURRENT LIABILITIES AND PROVISIONS				
(a) Creditors – For Expenses		1,95,551		1,63,525
(b) Liabilities for Tax deduction at Source		16,364		1,15,655
(c) Provision for Taxation ..		88,12,500		96,02,500
(d) Proposed Dividend (including Tax thereon)		—		80,67,191
		90,24,415		1,79,48,871
7. NET CURRENT ASSETS/ (LIABILITIES) [(5) less (6)]			17,17,28,873	16,08,39,087
8. DEFERRED TAX ASSET			1,87,370	—
9. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)			—	22,112
10. TOTAL ASSETS (NET)			17,69,58,754	17,56,12,504
11. MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNT	6			

As per our report attached

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

For and on behalf of the Board

G A Sanghrajka
P P Kadle
H K Sethna
R Dube
} Directors

Mumbai, May 20, 2002

Profit & Loss Account for the year ended March 31, 2002

	Schedule	Rupees	Rupees	2000-2001 Rupees
INCOME				
1. INTEREST INCOME-Gross ...		1,58,63,442		1,85,33,639
2. LEASE INCOME		1,15,63,951		1,23,89,649
			2,74,27,393	3,09,23,288
EXPENDITURE				
1. MUNICIPAL TAXES			2,09,664	2,09,664
2. LEASE RENT			1,87,200	1,87,200
3. AUDITORS' REMUNERATION				
(a) Audit Fees		35,000		25,000
(b) Tax Audit Fees		10,000		6,000
(c) For Other Services		—		—
(d) Service Tax		2,250		1,550
			47,250	32,550
4. GENERAL OFFICE EXPENSES			3,50,176	2,03,291
5. INTEREST TAX			—	2,669
6. DEPRECIATION			1,05,91,716	1,05,91,715
7. MISCELLANEOUS EXPENDITURE TO THE EXTENT WRITTEN OFF				
(a) PRELIMINARY EXPENDITURE WRITTEN OFF ..		22,112		4,423
(b) DEFERRED REVENUE EXPENSES WRITTEN OFF		—		14,58,333
			22,112	14,62,756
			1,14,08,118	1,26,89,845
PROFIT BEFORE TAX			1,60,19,275	1,82,33,443
8. CURRENT TAX			88,10,000	96,00,000
9. DEFERRED TAX			(28,31,943)	—
PROFIT AFTER TAX			1,00,41,219	86,33,443
10. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			6,37,029	17,97,777
AMOUNT AVAILABLE FOR APPROPRIATION			1,06,78,248	1,04,31,220
11. **APPROPRIATIONS**				
(a) SPECIAL RESERVE			20,15,000	17,27,000
(b) INTERIM DIVIDEND			54,90,375	—
(c) TAX ON INTERIM DIVIDEND			5,60,020	—
(d) PROPOSED DIVIDEND ..			—	73,20,500
(e) TAX ON PROPOSED DIVIDEND			—	7,46,691
(f) BALANCE CARRIED TO BALANCE SHEET			26,12,853	6,37,029
			1,06,78,248	1,04,31,220
11. MAJOR ACCOUNTING POLICIES & NOTES TO ACCOUNTS	6			

As per our report attached

For PATEL & DEODHAR
Chartered Accountants

A V Deodhar
Partner

Mumbai, May 20, 2002

For and on behalf of the Board

G A Sanghrajka
P P Kadle
H K Sethna
R Dube
} Directors

Mumbai, May 20, 2002

Telco Dadajee Dhackjee Limited

Schedules forming part of Balance Sheet

"1" [Item 1(a)]

	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SHARE CAPITAL		
Authorised		
1,50,000 Equity Shares of Rs.100 each .... (Previous year: 1,50,000 shares of Rs.100/-each)	**1,50,00,000**	1,50,00,000
Issued and Subscribed		
73,205 Equity Shares of Rs.100 each fully paid up (Previous year: 73,205 shares of Rs.100/-each)	**73,20,500**	73,20,500

Note : Includes 50,905 shares of Rs.100 each held by holding company, Sheba Properties Ltd. and 8,420 shares of Rs.100 each held by Tata Engineering & Locomotive Co. Ltd., the holding company of Sheba Properties Ltd.

"2" [Item 1(b)]

	As at March 31, 2001 Rupees	Additions Rupees	Deductions Rupees	As at March 31, 2002 Rupees
RESERVES AND SURPLUS				
(a) Share Premium	**15,76,77,975**	**—**	**—**	**15,76,77,975**
	15,76,77,975	—	—	15,76,77,975
(b) Special Reserve	**72,27,000**	**20,15,000**	**—**	**92,42,000**
	55,00,000	17,27,000	—	72,27,000
(c) General Reserve	**27,50,000**	**—**	**26,44,573***	**1,05,427**
	27,50,000	—	—	27,50,000
	16,76,54,975	**20,15,000**	**26,44,573**	**16,70,25,402**
	16,59,27,975	17,27,000	—	16,76,54,975
(d) Profit & Loss Account				**26,12,853**
				6,37,029
				16,96,38,254

* Represents deferred tax liability accumulated prior to adoption of Accounting Standard 22 issued by the by the Institute of Chartered Accountants of India [Note (a)(5) & (g) in Schedule 6]

"3" [(Item 3)]

FIXED ASSETS

	Gross Block			Depreciation			Net Block
	Cost as at March 31, 2001 Rupees	Additions during the year Rupees	Cost as at March 31, 2002 Rupees	Depreciation upto March 31, 2001 Rupees	Depreciation for the year Rupees	Total Depreciation March 31, 2002 Rupees	**as at March 31, 2002 Rupees**
(a) Leased Premises........	28,37,150	—	28,37,150	1,57,619	41,118	1,98,737	26,38,413
(b) Leased Assets...........	3,19,71,508	—	3,19,71,508	1,98,99,734	1,09,71,582	3,08,71,315	11,00,193
	3,48,08,658	**—**	**3,48,08,658**	**2,00,57,353**	**1,10,12,700**	**3,10,70,052**	**37,38,606**
	3,48,08,658	—	3,48,08,658	98,07,607	1,02,49,746	2,00,57,353	1,47,51,305

Note: Depreciation for the year is after adjusting therefrom lease terminal adjustment of Rs. 4,20,984/- (P.Y. Rs.3,41,969/-)

"4" [(Item 4)]

INVESTMENTS (at cost)

Number	Face value per unit Rupees	Description	Market Value March 31, 2002 Rupees	Market Value March 31, 2001 Rupees	**Cost as at March 31, 2002 Rupees**	Cost as at March 31, 2001 Rupees
		Other Investments LONG TERM (Quoted)				
13,010	100	11% Telco Debentures Secured and Non-convertible (fully paid up, acquired during the year) (Note (h) in Schedule 6)	14,31,100	—	**12,67,833**	—
					12,67,833	—

"5" [Item 5(d)]

LOANS AND ADVANCES	As at March 31, Rupees 2002	As at March 31, Rupees 2001
(Unsecured and considered good) Advances recoverable in cash or in kind or for value to be received		
ICD Placed	**13,27,93,614**	14,72,83,614
Interest Receivable on ICD	**2,69,67,919**	1,43,48,109
Advance towards Repairs	**1,02,00,000**	52,00,000
Prepaid Expenses	**7,536**	9,936
Other Advances	**10,977**	1,24,361
TOTAL	**16,99,80,046**	16,69,66,020

Schedules forming part of Balance Sheet

"6"[Item 11 & 12]

NOTES

(a) **Significant Accounting Policies**

1. **Fixed Assets**
   Fixed Assets are valued at cost less depreciation.
2. **Depreciation**
   Depreciation on Leased Premises & Leased Assets has been provided over the primary lease period under straight line method.
3. **Investments**
   Investments are classified between long term and current categories. Investments are capitalised at actual cost including brokerage but excluding stamp charges. Current investments are valued at lower of cost or market value.
4. **Lease Income**
   Lease income in respect of assets capitalised up to March 31, 2001 is accounted in accordance with the Guidance note on Lease Accounting issued by the Institute of Chartered Accountants of India.
5. **Accounting for Taxes on Income**
   In compliance of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, the amount of deferred tax liability as of 1st April 2001 has been adjusted against revenue reserves of the Company as of 1st April 2001. The net effect of timing difference during the year has been credited to Profit & Loss Account.

(b) Advance (Unsecured) - considered good includes Rs.13,27,93,614/- (Previous year Rs.14,72,83,614/-) being inter corporate deposit given to Sheba Properties Limited, the holding company and Rs.2,69,67,918/- (Previous year Rs.1,43,48,109/-) towards interest receivable on the same. The ICDs are placed on call basis and the principle amount and interest thereon are payable on maturity.

(c) General office expenses includes insurance Rs.10,773/- (Previous year Rs.16,713/-).

(d) Special Reserve of Rs. 20,15,000/- (Previous year Rs. 17,27,000/-) represents Reserve created pursuant to the Reserve Bank of India (Amendment) Ordinance, 1997 under Section 45 - IC of the Reserve Bank of India Act, 1934. The amount of Special Reserve is equivalent to 20% of the Profit after Taxation for the year and includes transfer to General Reserve at 10% as required under Companies (Transfer of Profits to Reserve) Rules 1975.

(e) Sundry Creditors include dues to Small Scale Industrial Undertakings Rs. NIL.(Previous Year Rs. NIL) The Small Scale Undertakings to whom amount outstanding for more than 30 days, where such dues exceed Rs. 1 lakh - NONE (Previous Year NONE).

(f) Amount payable for unexecuted capital contracts is Rs. 678.53 lakhs.

(g) Deferred tax asset Rs.1,87,370/- represents tax effect due to difference in depreciation claimed under Income Tax Act and depreciation as per books of accounts.

(h) 11% TELCO Non - convertible Secured Debentures acquired during the year are in the process of transfer in the name of the Company.

(i) Provision not made for taxes in dispute in respect of matters pending before Appellate Authorities in respect of which the Company is in appeal and expects to succeed based on judicial decision is Rs. 4,65,739/-

(j) Till previous year, preliminary expenditure was written off over a period of 10 years. However, during the year the balance of miscellaneous expenditure as on 1st April 2001 has been fully written off. Consequent to the change, the charge in the current year is higher by Rs. 17,689/-

(k) Previous year's figures have been regrouped and reclassified wherever necessary.

Additional Information as required under Part IV of Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile.

I.	**Registration Details :**	
	Registration No.	82671
	State Code	11
	Balance Sheet Date	March 31, 2002
II.	**Capital Raised during the Year**	(Amount in Rs. Thousands)
	Public Issue	Nil
	Rights Issue	Nil
	Bonus Issue	Nil
	Private Placements	Nil
III.	**Position of Mobilisation and Deployment of Funds**	(Amount in Rs. Thousands)
	Total Liabilities	185983
	Total Assets	185983
	Sources of Funds :	
	Paid-up Capital	7321
	Reserves & Surplus	169638
	Secured Loans	Nil
	Unsecured Loans	Nil
	Application of Funds :	
	Net Fixed Assets	3739
	Investments	1268
	Net Current Assets	171729
	Miscellaneous Expenditure	Nil
	Accumulated Losses	Nil
IV.	**Performance of Company**	(Amount in Rs. Thousands)
	Turnover	27427
	Total Expenditure	11408
	Profit/(Loss) Before Tax	16019
	Profit/(Loss) after Tax	10041
	Earning Per Share (Rs.)	137.17
	Dividend Rate % (Interim)	75
V.	**Generic Names of Three Principal Products / Services of Company (as per monetary terms)**	
	Item Code No. (ITC Code)	Not Applicable
	Product Description	Not Applicable

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the FIFTY-SEVENTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Friday, July 26, 2002.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.

2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing

him ....of....................................in the district of....................................

....................................as my/our Proxy to attend and vote for me/us and on my/our behalf at the Fifty-Seventh Annual General Meeting of the Company, to be held on Friday, July 26, 2002 or at any adjournment thereof.

Signed this .... day of 2002

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix 30 Paise Revenue Stamp

This form is to be used **In favour of / ** against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strick out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

GENEVA MOTOR SHOW 2002







The Tata Indiva

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001